082-34772








ANNUAL REPORT 2009


09047440


Steinhoff
International Holdings Ltd

Significant influence over the supply chain, consolidating all points of contact from raw material to retail outlets across an extensive product offering, has resulted in consistent margins, raised barriers to entry, and competitive advantages. The strategic product offering focuses on furniture, beds and related homewares, and in Africa includes integrated raw material and logistics operations, and the retail of automotive and building supplies.

Annual report for the year ended 30 June 2009.



MANUFACTURING AND SOURCING

The group's geographical diversity, scale within manufacturing and sourcing operations, and mass-market positioning of its products and brands supported solid results and are continuing to provide growth opportunities.

page 38



LOGISTICS

The group's integrated supply chain is founded on an efficient logistic solution and embodies a world-class distribution and warehousing infrastructure. This is a key competitive advantage for our business in all regions. A well established logistics platform enhances our ability to control costs and deliver on our promise of customer satisfaction.

page 46









RETAIL – HOUSEHOLD GOODS AND BUILDING SUPPLIES

In Europe, retail operations span the entire range of furniture and household goods across most price segments. Through the combination of selling leading designs through our innovative retail concepts and accommodating the more traditional consumer within our large scale value retail formats – our furniture is found in almost every room in millions of homes. In southern Africa value is added through the retail of building supplies and related homewares.

page 50

RETAIL – AUTOMOTIVE

The Unitrans automotive division offers a complete range of vehicles, products and services including new and used vehicles, parts and accessories, servicing, insurance and is complemented by the car rental division, Hertz. Operations and dealerships are located in and serves the South African and Namibian markets.

page 56

CORPORATE

Our various corporate offices add value by providing strategic direction and shared services to decentralised operations globally. Group services employs specialists to provide direction and structure to functions such as brand management, treasury, participating investments, taxation management, human resource management, legal services, information technology, financial management, internal control and audit and technical services.

page 58

CORPORATE RESPONSIBILITY

As a responsible corporate citizen, Steinhoff is committed to seek out opportunities to promote and support financial, social and environmental sustainability and continues to add sustainable value while building a legacy that all Steinhoff stakeholders can share for decades to come.

Separate report

INVESTMENT CASE

A truly integrated global lifestyle supplier

Founded in 1964, and listed on the JSE in 1998, Steinhoff's strategy is to produce and source furniture and related household goods in low-cost, developing environments, and to sell these in developed markets. Owning key parts of the supply chain in order to protect margin and deliver exceptional customer service, has resulted in sustained growth with compound annual growth in revenues and operating profit in excess of 25% since listing.


CUSTOMER
DIY
RETAIL - HOUSEHOLD GOODS
RETAIL - AUTOMOTIVE
RETAIL - DIY
MANUFACTURING AND SOURCING
LOGISTICS
CORPORATE SERVICES

The Steinhoff investment case is built on:

DIVERSE GEOGRAPHICAL FOOTPRINT

Geographically, Steinhoff's manufacturing and sourcing operations are located in emerging markets while consumer facing businesses mainly focus on the volume segment of developed markets. Each region employs the most appropriate supply chain given the strengths and opportunities inherent in the individual market. The geographical diversity and the group's shared knowledge base have provided us with a competitive edge that has endured varying economic conditions.

INTEGRATED SUPPLY CHAIN

Significant influence over the supply chain, consolidating all points of contact from raw material to retail outlets across an extensive product offering, has resulted in consistent margins and key competitive advantages. In Europe products include furniture and related homewares and in Africa, integrated timber, raw material and logistics operations.

FLEXIBILITY AND BALANCE

The vertically integrated model is one of flexibility and balance in production, sourcing and supply to the internal and external customer base. This versatility manages concentration risk and protects and enhances margins. Our owned manufacturing operations operate a flexible manufacturing/assembling structure that is focused on traditional product ranges such as upholstered furniture and mattresses while our sourcing business allows flexibility and diversity in sourcing destinations.

LOGISTICS SERVICES

Provision of logistics services through supply chain solutions and effective management of warehouses and distribution networks remain essential to each of our businesses, ranging from hauling saw logs from a forest to the ultimate delivery of household goods to the end consumer. Control over the supply chain, gives rise to better service levels and guarantees product delivery within a competitive cost structure.

MASS-MARKET APPEAL

The majority of our operations are positioned towards the mass-market segment of the market. Ownership of aspirational brands and designs exposes us directly and indirectly to additional market segments.

GROWTH

Steinhoff Africa and Steinhoff Europe are managed as two separate divisions. Within the European business, the fragmented furniture industry is consolidating and Steinhoff is well positioned to grow its market share both organically and through selective investments in this environment. Our investments within our diverse industrial African group over the past three years has provided the platform for above average growth in our operations.

GROUP AT A GLANCE

Geographical and operational diversity

Steinhoff Europe and Steinhoff Africa are managed as two separate divisions. Steinhoff Europe is one of the largest integrated furniture and household goods suppliers in Europe, and is well positioned to further increase market share. Steinhoff Africa constitutes a diversified industrial group. The material capital investments made within both our integrated logistics and raw material businesses have built scale and efficiencies within these operations.



STEINHOFF INTERNATIONAL HOLDINGS LIMITED
100%
STEINHOFF INVESTMENT HOLDINGS LIMITED
100%
100%
STEINHOFF EUROPE
STEINHOFF AFRICA
UNITED KINGDOM
EUROPE
PACIFIC RIM
DIY
VERTICALLY INTEGRATED FURNITURE AND HOUSEHOLD GOODS SUPPLIER
AUTOMOTIVE
DIY
INTEGRATED RAW MATERIAL OPERATIONS
INTEGRATED LOGISTICS OPERATIONS


UNITED KINGDOM
EUROPE
AFRICA
DIY
INDIA AND ASIA
PACIFIC RIM
GEOGRAPHICAL REVENUE SPLIT
37%
19%
6%
38%
GEOGRAPHICAL NON-CURRENT ASSETS SPLIT
20%
47%
3%
30%
GEOGRAPHICAL EMPLOYEES SPLIT
29%
13%
6%
52%
Continental Europe
Pacific Rim
United Kingdom
Africa and India

GROUP AT A GLANCE



UNITED KINGDOM
Relyon, Pritex, SUKU, Norma*, Hukla Beds*, Sprung Slumber
Unitrans UK
Harveys, Bensons for Beds, Sleepmasters, The Bed Shed, Reid, Cargo
Geographical revenue
Rm
20 000
15 000
10 000
5 000
0
2006
2007
2008
2009
Geographical non-current assets
Rm
20 000
15 000
10 000
5 000
0
2006
2007
2008
2009
CONTINENTAL EUROPE
Andante, Designwerk, Dieter Knoll, Dining@home, Ego, H2L, Habufa, Hukla Upholstery, Kaniza trend, Klose Kollektion, Living Tex, Longlife, Novalife, Option, Poco Polstermöbel, Polster Galerie, Puris Bad, Steinhoff Home, 1913
Global Warehouse Logistics (GWL)
European Retail Management (ERM), Esprit, Habufa, Henders & Hazel, Klose, Quattro Mobili
Geographical revenue
Rm
20 000
15 000
10 000
5 000
0
2006
2007
2008
2009
Geographical non-current assets
Rm
20 000
15 000
10 000
5 000
0
2006
2007
2008
2009

* *European mattress brands managed as part of the UK business.*


AFRICA AND INDIA
Geographical revenue
Geographical non-current assets
PG Bison: BisonBord, Formica, Moja, Supawood, Woodline, Surinno, Melawood, Woodchem, BCM, Mattex, Vitafoam, Alam Tannery, Namib Foam
Unitrans
Pennypinchers, Timbercity, The Tile Shop
Unitrans automotive: Alfa, Audi, BMW, Cadillac, Chevrolet, Isuzu, Fiat, Freightliner, Fuso, Lexus, Mercedes-Benz, Mini, Mitsubishi, Nissan, Opel, Saab, Toyota, VW, Hertz
DIY
Rm
20 000
15 000
10 000
5 000
0
2006
2007
2008
2009
PACIFIC RIM AND ASIA
Geographical revenue
Geographical non-current assets
Steinhoff Manufacturing, Steinhoff International Sourcing
Kings Park
BayLeatherRepublic, Freedom, Freedom Home, Snooze
Rm
20 000
15 000
10 000
5 000
0
2006
2007
2008
2009

INTERNATIONAL MANAGEMENT

NORTHERN HEMISPHERE

CEO
Markus Jooste
Age: 48
CA(SA)



CFO
Siegmar Schmidt
Age: 50
CA



UNITED KINGDOM

 +  +  

CEO
Ian Topping
Age: 49
MA, MBA

CFO
Philip Dieperink
Age: 53
CA(SA)



Mark Ashcroft (52) Group Company Secretary | **Bill Carrahar (46)** MD: Bensons for Beds | **Jim Drummond (50)** MD: The Bed Shed | **Gordon Forsyth (51)** Group Property Director | **Ulrich Gaupp (42)** MD: Hukla Matratzen | **Clive Gilbert (37)** MD: Cargo | **Alan Marnie (38)** MD: Harveys/Reid | **Johan Martin (42)** MD: Unitrans UK Limited | **Howard Mills (51)** MD: Steinhoff UK Upholstery | **Andy Murdoch (57)** MD: Pritex | **Iain Stewart (59)** MD: Reid Furniture | **Chris Tattersall (40)** MD: Relyon | **Ad van der Horst (56)** MD: Norma | **Alan Williams (48)** MD: Sleepmasters

CONTINENTAL EUROPE

 +   +  

EUROPE UPHOLSTERY

CEO
Andreas Bogdanski
Age: 47
Econ

CFO
Gerrit Venter
Age: 36
CA(SA)

LEGAL
Hans-Ulrich Bossas
Age: 54
BComm, BProc



Mirko Mikalef (40) Sales | **Jürgen Mussmann (47)** Upholstery Production | **Heino Oelkers (61)** Administration | **Bernd Tepe (48)** Marketing

Our balance sheet strength and liquidity profile enabled our decentralised management teams to focus on the many opportunities brought about by the prevailing economic environment.

CONTINENTAL EUROPE: CONTINUED









HABUFA

MD
Paul van den Bosch
Age: 47
VEcon, MBA



OTHER EUROPEAN OPERATIONS

George Billert (44) MD: Sales and Finance Puris Bad | **Johannes Bühner (47)** MD: Bruno Steinhoff GmBH | **James Moore (50)** European Retail Management | **Uwe Smidt (48)** MD: Logistics | **Gavin van der Merwe (49)** European Retail Development | **Gabor Wilheim (55)** European Leather Sales | **Rainer Willeke (48)** MD: Production Puris Bad

INTERNATIONAL MANAGEMENT

SOUTHERN HEMISPHERE **PACIFIC RIM**

CEO
Danie van der Merwe
Age: 51
BComm, LLB





STEINHOFF ASIA PACIFIC

GROUP MD
Geoff Mcintosh
Age: 55

MD: GROUP SERVICES
Michael Gordon
Age: 43
CA(SA), ACA(Aust)



COMPANY SECRETARY AND MD: BAYLEATHER REPUBLIC
Tim Schaafsma
Age: 36
LLB, ACIS, Solicitor



Simon Beaty (53) MD: Snooze | **Michael Cleghorn (45)** Brand Director: Freedom | **Debbie Ridling (40)** Freedom New Zealand | **Italo Tius (59)** Retail Director: Freedom Australia and BayLeatherRepublic

CFO
Ben la Grange
Age: 35
CA(SA)





MD: GLOBAL TRADING AND SOURCING
Gavin van der Merwe
Age: 49
HDipCS, MBL



MD: STEINHOFF INTERNATIONAL SOURCING
Tom Huang
Age: 35
CA(SA)



MD: INDIA
Mahmud Alam
Age: 45
BComm (Hons)



AFRICA



PG BISON

CHAIRMAN
Chris van Niekerk
Age: 62
BA (HED)



CEO
Jan van der Merwe
Age: 50
CA(SA)



Gary Chaplin (38) Director: Forestry/Timber beneficiation | **André Norval (50)** CFO | **Philip Roux (39)** Director: Logistics | **Themba Siyolo (45)** HR Director



STEINBUILD

MD
Theodore de Klerk
Age: 40
BComm (Hons), CTA, HDip Tax



André de Jager (45) Manager: Operations | **Johann Fourie (49)** Manager: Business Development | **Wayne Opperman (44)** CFO



UNITRANS

CEO
Jo Grove
Age: 60
AMP (Oxford)



MD: AUTOMOTIVE AND FINANCIAL SERVICES
Steve Keys
Age: 48
CA(SA)



MD: UNITRANS PASSENGER
Nico Boshoff
Age: 52
CA(SA)



MD: UNITRANS SUPPLY CHAIN SOLUTIONS
Frank Wagner
Age: 48
CA(SA)

RAW MATERIAL

MD: VITAFOAM
Frans Human
Age: 54
BA



MD: BCM AND MATTEX
Nico Siebrits
Age: 49
CA(SA)



10-YEAR REVIEW

	IFRS COMPLIANT									
	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
INCOME STATEMENT										
Revenue	**50 869**	45 046	34 229	30 159	18 958	10 572	9 949	8 208	5 774	4 594
Operating profit before capital items	**5 153**	4 662	3 059	2 715	1 944	1 190	1 050	740	479	454
Capital items	**49**	(193)	(57)	(88)	(10)	(53)	(47)	(5)	163	35
Operating profit	**5 202**	4 469	3 002	2 627	1 934	1 137	1 003	735	642	489
Net finance costs	**(1 000)**	(704)	(454)	(292)	(193)	(80)	(126)	(81)	(47)	(54)
Share of profit of associate companies	**7**	37	67	61	58	115	91	56	38	13
Profit before taxation	**4 209**	3 802	2 615	2 396	1 799	1 172	968	710	633	448
Taxation	**(581)**	(366)	(325)	(383)	(213)	(145)	(98)	(53)	(27)	(16)
Profit from discontinued operations	**–**	–	684	–	–	–	–	–	–	–
Profit for the year	**3 628**	3 436	2 974	2 013	1 586	1 027	870	657	606	432
Attributable to:										
Equity holders of the parent	**3 379**	3 310	2 970	1 949	1 545	1 023	873	659	608	433
Minorities	**249**	126	4	64	41	4	(3)	(2)	(2)	(1)
Profit for the year	**3 628**	3 436	2 974	2 013	1 586	1 027	870	657	606	432
CASH FLOW STATEMENT										
Operating profit before working capital changes	**5 871**	5 387	3 929	3 352	2 401	1 442	1 253	895	825	533
Net changes in working capital	**(1 937)**	98	(475)	134	(977)	97	(355)	60	(91)	(408)
Cash generated from operations	**3 934**	5 485	3 454	3 486	1 424	1 539	898	955	734	125
PERFORMANCE INDICATORS										
Profitability										
Return on shareholders' equity[1] (%)	**16,2%**	17,9%	21,8%	20,3%	21,1%	18,0%	18,7%	18,1%	23,8%	22,4%
Return on total assets[2] (%)	**9,2%**	9,9%	8,8%	9,6%	10,2%	10,3%	11,6%	10,3%	8,9%	11,2%
Gross margin (%)	**34,8%**	32,9%	31,2%	31,5%	31,6%	41,4%	38,8%	37,3%	36,3%	32,0%
Operating margin (%)	**10,1%**	10,3%	8,9%	9,0%	10,3%	11,3%	10,6%	9,0%	8,3%	9,9%
Employee statistics										
Number of employees	**41 400**	43 300	43 400	50 000	41 500	26 600	20 400	22 600	21 200	20 000
Paid to employees (Rm)	**8 532**	7 224	6 148	5 558	2 708	859	799	829	640	579

1 Earnings attributable to equity holders of the parent ÷ average shareholders' equity
2 Operating profit before capital items ÷ average total assets

NET ASSET VALUE PER SHARE



Cents
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
CAGR = 20%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

REVENUE GROWTH



Rm
60 000
50 000
40 000
30 000
20 000
10 000
0
CAGR = 27%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

HEADLINE EARNINGS PER SHARE



Cents
300
250
200
150
100
50
0
CAGR = 18%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

CAGR = Compound annual growth rate.

DISTRIBUTION TO SHAREHOLDERS



Cents
70
60
50
40
30
20
10
0
CAGR = 21%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

10-YEAR REVIEW

	IFRS COMPLIANT									
	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
BALANCE SHEET										
Goodwill and intangible assets	**18 875**	21 227	10 247	7 893	4 000	504	327	415	26	30
Property, plant and equipment, investment properties and biological assets	**11 277**	11 288	7 999	5 652	4 909	2 787	2 202	2 316	1 555	1 493
Other non-current assets	**6 474**	5 127	3 923	3 872	1 883	1 491	1 206	1 252	555	309
Current assets	**18 661**	19 274	15 365	14 535	13 780	8 778	5 749	4 654	3 650	3 179
Total assets	**55 287**	56 916	37 534	31 952	24 572	13 560	9 484	8 637	5 786	5 011
Total equity	**24 924**	24 784	17 358	12 767	9 714	6 490	4 944	4 412	2 906	2 220
Interest-bearing debt	**17 882**	16 686	11 053	10 716	6 353	3 697	2 063	1 639	1 058	932
Interest-free liabilities	**12 481**	15 446	9 123	8 469	8 505	3 373	2 477	2 586	1 822	1 859
Total equity and liabilities	**55 287**	56 916	37 534	31 952	24 572	13 560	9 484	8 637	5 786	5 011
PERFORMANCE INDICATORS										
Efficiency										
Net asset revenue ratio (times)[3]	**2,4**	2,1	2,3	2,7	2,3	1,8	2,1	2,2	2,3	2,4
Depreciation to cost of property, plant and equipment (%)	**9%**	7%	9%	11%	9%	8%	9%	7%	8%	5%
Debt leverage										
Gearing ratio[4] (%)	**35%**	38%	24%	30%	21%	0%	15%	24%	20%	30%
Debt coverage (times)[5]	**0,2**	0,3	0,3	0,3	0,2	0,4	0,3	0,4	0,5	0,1
Borrowing cost cover (times)[6]	**5,2**	6,6	6,7	9,3	10,1	14,9	8,3	9,1	10,2	8,4
Shareholders' returns										
Earnings per share (cents)	**256,1**	249,8	241,9	165,6	137,0	95,8	90,8	76,2	74,0	51,0
Headline earnings per share (cents)	**252,9**	263,5	200,1	172,5	138,0	110,3	102,5	90,8	62,1	48,0
Distribution per share (cents)	**60,0**	60,0	50,0	37,5	30,0	22,0	18,0	15,0	12,0	9,0
Distribution cover (times)	**4,3**	4,2	4,8	4,4	4,6	4,4	5,0	5,1	6,2	5,7
Net asset value per share (cents)	**1 642,2**	1 637,0	1 292,4	965,5	723,9	574,8	523,2	483,4	349,3	273,8
Annual increase in revenue (%)	**13%**	32%	13%	59%	79%	6%	21%	42%	26%	67%
EBITDA to revenue (%)	**12%**	12%	11%	11%	12%	14%	13%	11%	11%	12%
Employee cost to revenue (%)	**17%**	16%	18%	18%	14%	8%	8%	10%	11%	13%
Depreciation and amortisation to revenue (%)	**2%**	2%	2%	2%	2%	2%	2%	2%	3%	2%
Effective taxation rate (%)	**14%**	10%	12%	16%	12%	12%	10%	7%	4%	4%
Share statistics										
Shares in issue (net of treasury shares) (million)	**1 280**	1 269	1 256	1 141	1 131	1 123	942	907	829	805
Weighted average shares in issue (million)	**1 276**	1 281	1 188	1 133	1 128	1 067	961	865	822	785

3 Revenue ÷ (average total assets - average total liabilities)
4 Net interest-bearing debt ÷ closing equity
5 Cash generated from operations ÷ total borrowings
6 Operating profit before capital items ÷ net finance cost

JSE TRADING HISTORY AND EXCHANGE RATES

JSE TRADING HISTORY FOR THE YEAR ENDED 30 JUNE	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Closing price (cents)	**1 340**	1 592	2 421	2 135	1 540	835	660	825	650	600
Highest price (cents)	**1 890**	2 455	2 745	2 474	1 570	925	830	975	700	690
Lowest price (cents)	**885**	1 490	2 011	1 500	755	651	455	590	460	390
Number of shares traded (million)	**1 450**	1 342	1 168	914	800	727	402	348	192	192
Value of share traded (R million)	**18 215**	25 921	27 757	18 223	9 486	5 612	2 643	2 717	1 206	996
Average weighted traded price (cents)	**1 256**	1 931	2 377	1 994	1 186	772	657	780	648	517
Closing spot: Industrial 25 index (Indi 25)	**17 230**	19 127	19 521	13 644	10 383	6 544	5 205	7 178	7 240	8 087
Dividend yield (%)	**4,22**[1]	3,77[1]	2,07[1]	1,76[1]	1,95[1]	2,64	2,72	1,80	1,90	1,50
Earnings yield (%)	**18,88**	16,55	8,88	7,92	7,53	13,05	14,99	11,03	9,85	8,67
Price earnings ratio	**5,30**	6,37	11,26	12,63	13,28	7,66	6,67	9,07	10,16	11,53
Market capitalisation (R million)	**18 350**	21 488	31 708	24 351	17 474	9 462	6 284	7 480	5 391	4 827

EXCHANGE RATES

The following table sets forth, for the periods indicated, the average and period-end exchange rates in South African rand expressed in R per €1,00, used to convert the results and balance sheets of European subsidiaries into rands.

YEAR ENDED 30 JUNE	AVERAGE[2]	CLOSING[3]
2000	6,3564	6,5129
2001	6,7500	6,8500
2002	9,0000	10,2500
2003	9,4150	8,6100
2004	8,2150	7,5600
2005	7,9091	8,0965
2006	7,8196	9,1600
2007	9,4103	9,5735
2008	10,7631	12,3341
2009	**12,3503**	**10,8265**

1 Calculation includes the declared cash distribution.
2 The average exchange rate was used to translate income and expenditure.
3 The closing rate was used to translate assets and liabilities.
Prior to 2002, the euro rate is based on the Deutschemark exchange rate which is DM1,95583 per €1,00.

SHARES TRADED

Number of shares traded (in millions)


192
192
348
402
727
800
914
1 168
1 342
1 450
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

CHAIRMAN'S STATEMENT

LEN KONAR
Chairman

We are pleased to report a solid performance with further improvement in revenues and operating profit.





Dear Shareholder

REVIEW OF RESULTS

Steinhoff's robust performance in a challenging and volatile global market demonstrates the value of our geographic diversity and significance of the flexibility within our integrated business operations. Our performance was further strengthened by the positioning of our retail operations and the scale of our manufacturing, sourcing, and logistics operations.

Of the group's R50,9 billion revenue, 37% was generated from the European Union, 6% from Asia Pacific, 19% from the United Kingdom and 38% from southern Africa.

CORPORATE ACTIVITY

The group's deliberate working capital investment strategy within the current year, resulted in growth within previously unexplored territories, and bodes well for continued penetration in these territories off the existing supply chain.

The group continued to invest and further strengthen existing partnership arrangements with strong European retailers in order to expand our retail distribution base.

The group successfully implemented, the broad-based black economic empowerment (B-BBEE) transaction approved by our shareholders on 1 December 2008. The B-BBEE transaction, funded by the group, resulted in 19 000 Steinhoff Africa employees participating in the allocation of 40 million shares. In excess of 70% of the participants benefitting from this transaction come from a previously disadvantaged background.

DECLARATION OF CAPITAL DISTRIBUTION AND SHARE AWARD

We are pleased to report that the board decided to maintain its capital distribution for 2009 on the back of stable results compared to that of last year. All shareholders will receive capitalisation shares, unless they electe to receive instead, a cash distribution of 60 cents per share in respect of all or part of their shareholding. Our policy has been to pay an annual dividend/capital distribution covered at least four times by attributable earnings.

DIRECTORATE

Steinhoff's board comprises an appropriate balance of expertise and spread of local and international experience. The board enhances the group's ability to recognise, consider, analyse and consequently manage the risks and challenges introduced by the financial crisis, whilst remaining committed to achieving our long-term goals and objectives.

We take this opportunity to wish Mr Dirk Ackerman, our colleague since 1998, a restful and rewarding retirement. Mr Ackerman contributed to the success of the group in his capacity as a non-executive director of the board for the past 11 years.

We welcome Dr Steve Booysen who was appointed as an independent non-executive director on 8 September 2009. Dr Booysen's skills and experience will add tremendous value to the group.

REMUNERATION

At Steinhoff, we are committed to the principle of sensible market-related remuneration, structured to align our business objectives with long-term shareholder interests. Steinhoff's strategic objectives focuses on delivering sustainable value over time.

The board of directors and executive management measure Steinhoff's progress against these strategic objectives. Progress is then benchmarked using both financial and non-financial measures and performance appropriately rewarded as described in more detail within the remuneration report included on pages 196 to 204.

RESEARCH AND DEVELOPMENT

We continue to invest in research and development in existing and new lines of business that will contribute to our long-term growth. Our future growth is dependent on delivering innovative, appropriate and valued products and service solutions through our integrated platform.

Long-term sustainable growth will be further enhanced through technological innovation, operational excellence, and a commitment to delivering respected and valued products and services to customers and partners.

SUSTAINABLE DEVELOPMENT

Our commitment to be good corporate citizens remains in tact. This includes our commitment to all the stakeholders that we serve, including the communities and environments in which we operate. A separate corporate responsibility (sustainability) report is available highlighting our commitment, activities and achievements in this regard.

RISK

Over the years we have embedded robust risk, capital management and internal controls group-wide.

Events during the year have powerfully reinforced the need for boards to have a clear understanding of the risks their businesses face. We believe the Steinhoff board and its committees have set a high standard in this regard and we continue to improve the manner in which we evaluate, formulate, communicate and manage the broad spectrum of risks our businesses are exposed to. The more pertinent risks are highlighted within the corporate governance, finance and sustainability reports.

Our existing risk practices, frameworks and procedures proved relatively robust during the year under review and no major changes to the risk management process proved necessary.

TRANSFORMATION

In its broadest sense, transformation is a central and strategic priority at Steinhoff Africa. We are committed to empowerment and transformation across all divisions and all levels.

Our skills development and training programmes continue to make good progress and achieve success; these will ensure continuity and high quality future leaders and will greatly assist in meeting our future skills requirements.

EMPLOYEES

We thank our employees for the part they have played in sustaining Steinhoff's performance. Steinhoff is committed to provide support for employees which include, learning and development, diversity and inclusion, and providing an environment in which achievement and performance are respected and rewarded.

Less complexity means we can now clearly identify top performers – both businesses and individuals – and reward them appropriately. We believe in developing and retaining market-tested leaders with the skills and experience needed to perform in a broad range of economic conditions. We invest substantial time and resources in training at all levels of the group. We see the greatest return on this investment in tough economic times like these. We have a core team of leaders that is prepared to handle the difficult conditions we face – and to protect and grow value over the long term.

CORPORATE GOVERNANCE

Steinhoff and its directors, are fully committed to sound corporate governance and to the principles of fairness, transparency, accountability, responsibility and integrity in dealing with shareholders and all other stakeholders. We endorse the Code of Corporate Practices and conduct recommended in the King Report on Corporate Governance in South Africa 2002 ("King II Report"). We are positioned to adopt the King III Report on Corporate Governance that was released on 1 September 2009.

Good governance is the foundation of our ongoing ethical approach to business. The board continued its focus on promoting the high standards of conduct we expect of our employees, customers and suppliers around the world, recognising that our leadership and actions speak louder than words.

A comprehensive governance report is published on pages 62 to 83 of this report.

The tone at the top and within the board has fostered an environment in which we are committed to high ethical standards, full compliance with legal requirements and resistance to market pressures for short-term results.

Our vision, our values and our commitment to accountability will keep us focused on our pursuit of excellence, regardless of how challenging the road ahead is.

During the year under review, we completed a review of the board charter and board committees, including an examination of the respective committee charters, and a performance review of each director, including the chairman, to ensure that our board criteria are maintained.

We believe in the importance of culture and ethics in business. Steinhoff's longstanding traditions of financial strength, long-term customer relationships and entrepreneurial yet responsible management are as important today as ever.

APPRECIATION

We pay tribute to our board of directors, whose forethought and steadfastness in pursuing our strategic goals have been critical to our success.

We also express our gratitude to our executives, managers and staff who have shown tremendous dedication and skill in challenging circumstances. We are grateful, too, to our stakeholders, to our business partners and to you, our shareholders, for your support during the year.



Len Konar
8 September 2009

CHIEF EXECUTIVE'S REVIEW

MARKUS JOOSTE
CEO

Our vertically integrated strategy has always proven its resilience in tough times, and this year was no exception.





Our investment and strategic initiatives embarked upon in previous years, meant that Steinhoff was able to face the economic downturn with an already restructured, flexible and competitive business.

Our balance sheet strength and liquidity profile enabled our decentralised management teams to focus on the many opportunities brought about by the prevailing economic environment.

STEINHOFF EUROPE

Within Europe, we have differentiated ourselves to concentrate our efforts on the mass-market volume segment of the furniture and household goods markets. Approximately 95% of our retail exposure within Europe is focused on this market segment. The flexibility within our European manufacturing and sourcing capacity, coupled with the mass-market biased product range, further enhanced our competitiveness within this market segment. This focus allowed us to grow our market share in a contracting market.

In the UK, our industry was exceptionally hard hit and many worthy competitors were unable to survive the many challenges that confronted the industry. Whilst this prompted some irrational competition, particularly within the first half of the year, our retail business maintained revenues (compared to that of last year) and improved margins for the year under review. Priorities change during a recession. While we continue to support an integration strategy with 50% internal supply and 50% external supply, the credit risk inherent within the UK market meant that our manufacturing and sourcing operations increased their supply to group-owned UK retail operations and focused external supply on customers backed by credit insurance. The entrepreneurial spirit and sound financial management principles inherent in the manufacturing team, coupled with the focus on the business model and business fundamentals by our retail team, proved to be a winning combination.

Continental Europe remains the backbone of the group's European business, with R19 billion revenue earned in that region during the year under review. Whilst the mass-market retail business in this region benefitted from the more conservative consumer profile and buying down trends, the eastern European manufacturing operations experienced challenging trading conditions. The management team within the eastern European manufacturing and sourcing division has to be commended for protecting margins, while being faced with a volatile Polish zloty, decreased raw material prices, and resultant deflation. In addition, the team's strategy to invest working capital to protect future supply and enhance margins from smaller suppliers; and to extend credit terms to creditworthy customers, especially in regions where the group previously had only limited exposure, translated into substantial growth and stable margins for this group.

AUSTRALIA AND NEW ZEALAND

The Australian and New Zealand economies experienced a sharp decline in growth in 2008, resulting in a reduction in discretionary retail spending and a particularly low level of consumer confidence. In direct contrast to the European retail operations, the group's retail operations in Australia and New Zealand are positioned to appeal to the more affluent market segment and therefore are more exposed to discretionary spend. Despite this, the division was able to retain market share. Each of the retail trading formats reduced their overheads and focused on regular tactical promotional activities to drive sales. Despite an overall decline in sales, trading densities improved in the second half of the financial year. The management team within this region forms the hub of the group's innovation, sales and marketing skills, and acts as pioneers for the group in respect of new trends and products.

ASIA

The changed business environment within the Asian sourcing business provided the group with some interesting opportunities and challenges. The slowdown in the global economy led to manufacturers in China struggling to fill their capacity. The strong growth, particularly within our group-owned retail divisions and the diversified nature of our external retail customers, gave our sourcing division a strong bargaining position with regards to suppliers. We were able to negotiate reduced prices and improve manufacturing lead times, benefitting the retailers within our European operations. Supplier evaluation became critical as many suppliers faced an uncertain financial future. The evaluation process focused on continuity and quality of suppliers with which we are able to ensure preferred status and significant influence.

STEINHOFF AFRICA

Steinhoff Africa comprises a diversified industrial group. The material capital investments of prior years in both our integrated logistics and raw material businesses have built scale and efficiencies within these operations. This enabled them to protect and enhance their competitive position within the markets that they serve. These investments were made in an environment when liquidity at competitive spreads were readily available, further benefitting the group's current competitive position.

The integrated timber and logistics businesses are positioned to participate in the emerging attributes of the African continent, and its infrastructure development, while Unitrans automotive and Steinbuild is consumer facing. The South African economy was affected by the global environment in different ways. Government spending on infrastructure continued during the year under review while construction and building industries slowed down considerably.

Our raw material and Steinbuild divisions were adversely affected by trade customers buying lower specification product.

Consumer debt levels and confidence were adversely affected, aggravated by relatively high interest rates during the year under review. However, our balanced industry exposure within our logistics businesses, and our mass-market positioning within our automotive businesses, shielded us, to a degree, from the severe slowdown that was experienced in many industries.

The operations and results of the group are discussed in detail in the operational and finance reports.

CONTINUED INVESTMENT FOCUS

In many ways, this has been a year of consolidation in which we investigated, but did not pursue any material acquisitions, allowing us to focus on selective retail participation alliances across Europe. Our working capital investment strategy continues to secure global market share and growth. The demise of many of our competitors in Europe and the UK has enabled us to grow our business and market shares organically. We will continue to evaluate meaningful opportunities which could advance our strategic goals, increase our European retail footprint, enhance our existing supply chain, accelerate the consolidation in the fragmented markets of Europe and ultimately improve the group's returns. Within Steinhoff Africa our investment focus will remain on opportunities that could unlock further value within our existing businesses.

OUTLOOK

The global economic conditions and financial markets appear to show signs of recovery. The resultant impact on consumer confidence and spending patterns, especially in respect of the market segments where Steinhoff operates, bode well for sustained performance in the current financial year.

Flexibility in the way we approach business, and focus on our basic business model will remain key in managing our business through turbulent times. Our decentralised management teams remain focused on the fundamentals of running good businesses – operating excellence, customer focus, competent people, financial discipline and strong values.

This, coupled with our capital structure, gives us the ability to better plan and manage our future through challenging times. At the same time, we recognise that the economy will impact consumers everywhere, creating a degree of uncertainty surrounding the coming year. Steinhoff remains sensitive to this volatile environment, and will take decisive action to reflect on, and adapt to, the pressures affecting our consumer base.

Despite challenging global economic conditions, we continue to see enormous opportunity for the group. Investing for growth, particularly in the fragmented European market, remains key to create value for our shareholders.

APPRECIATION

This was an extraordinary year that made extraordinary demands on our people. I would like to extend my appreciation to my fellow executive directors, for their dedication and continued unrelenting support to all group operations. My management team and I would also like to commend and thank our non-executive directors whose experience and guidance proved invaluable to us in these times. Thanks to our chairman for his continued hard work and dedication to the group. And finally, to our employees, a huge thank you, your spirit, loyalty and support make it such an exciting and fun group to work for.

Markus Jooste
8 September 2009

FINANCE REPORT

FRIKKIE NEL, FINANCIAL DIRECTOR
STÉHAN GROBLER, DIRECTOR TREASURY AND FINANCE ACTIVITIES

The global economic slowdown and negative consumer sentiment affected our trading operations to varying degrees, but overall, the group's operations traded satisfactorily. The entrepreneurial culture inherent in the group enabled us to adapt quickly to the changed business environment.





- Revenue growth of 13% to R50,9 billion
- Headline earnings of R3,2 billion
- Distribution per share maintained at 60 cents
- Net gearing improves to 35%

Stakeholders are advised to read this review in conjunction with the annual financial statements. The purpose of this review is to provide further insight into the financial performance and position of the group.

CASH GENERATED



Rm
6 000
5 000
4 000
3 000
2 000
1 000
0
160%
140%
120%
100%
80%
60%
40%
20%
0%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Cash generated before working capital changes
Operating profit

INTRODUCTION

The geographical mix of the group exposes it to currency fluctuations which impact on results. The group's revenue achieved outside South Africa (foreign revenue) mainly consists of revenues in euro, UK pound (pound), Polish zloty (zloty) and Australian dollar. Foreign revenues (converted to euro) increased by 11% from €2,3 billion to €2,6 billion.

The average exchange rate used for converting euro income and expenditure to rand was R12,3503:1 euro compared to R10,7631:1 euro in respect of the previous financial year (15% change). The majority of the group's assets are situated within our European division. These assets, as well as the foreign liabilities, were converted at a closing rate of R10,8265:1 euro compared to R12,3341:1 euro in the previous financial year (12% change). Currency fluctuations have a material impact on ratios calculated (such as return on assets, etc).

EXCHANGE RATES (RAND:EURO)	2009	2008	2007	2006	2005
Average rate	**12,3503**	10,7631	9,4103	7,8196	7,9091
Closing rate	**10,8265**	12,3341	9,5735	9,1600	8,0965

	AVERAGE TRANSLATION RATE			CLOSING TRANSLATION RATE		
	F2009	% CHANGE	F2008	F2009	% CHANGE	F2008
EUR: ZAR	**12,35**	(15)	10,76	**10,83**	12	12,33
EUR: PLN	**3,91**	(10)	3,56	**4,47**	(33)	3,36
EUR: GBP	**0,82**	(12)	0,73	**0,85**	(7)	0,79
EUR: AUD	**1,70**	(3)	1,64	**1,75**	(6)	1,64
EUR: USD	**1,49**	(2)	1,47	**1,43**	11	1,58
EUR: HUF	**254,73**	(6)	241,47	**272,47**	(15)	237,03
EUR: CHF	**1,57**	4	1,63	**1,52**	5	1,61

FINANCIAL PERFORMANCE

	2009 Rm	2008 Rm	2007 Rm
Turnover	**50 869**	45 046	34 229
Operating profit before capital items	**5 153**	4 662	3 059
Operating profit margin (%)	**10,1%**	10,3%	8,9%
Profit attributable to shareholders	**3 379**	3 310	2 970
Earnings per share (cents)	**256,1**	249,8	241,9
Headline earnings per share (cents)	**252,9**	263,5	200,1

The global economic slowdown and negative consumer sentiment affected our global trading operations to varying degrees, but overall, the group's operations traded satisfactorily. The entrepreneurial culture inherent in the group enabled it to adapt quickly to the changed business environment.

This segment benefitted from a marked shift in consumers' trading patterns and preferences towards the value and discount segments. European Retail Management (ERM) was consolidated for a full year during the year under review accounting for the majority of the retail household goods segment's increased revenue.

We measure our financial performance internally in terms of a number of economic ratios. These ratios relate to several performance areas including earnings growth, gearing and cash flow generation, which are described in more detail hereafter.

The increase in earnings coupled with the stable operating margin was encouraging. Earnings attributable to shareholders increased by 2%, while headline earnings decreased by 4% from R3 375 million to R3 226 million, and headline earnings per share decreased by 4% from 263,5 cents per share to 252,9 cents per share.

EARNINGS INCREASE	2009	2008	
	Rm	Rm	%
Headline earnings	3 226	3 375	(4)
Preference dividends	111	111	
Exceptional items (net of taxation)	42	(176)	
Impairment of associate	–	(155)	
Profit/(loss) on capital disposals	51	(15)	
Other capital adjustments	(9)	(6)	
Attributable earnings	3 379	3 310	2

OPERATING PERFORMANCE

Revenue

The group's revenue increased by 13% to R50,9 billion (2008: R45,0 billion).

Geographical revenue was generated as follows, 38% in southern Africa, 37% in continental Europe, 19% in the United Kingdom and 6% in the Pacific Rim. The geographical revenue should be evaluated taking into account the effect of the various exchange rates.


9%
1%
35%
39%
16%
REVENUE PER SEGMENT
Retail activities – household goods and building supplies
Retail activities – automotive
Manufacturing and sourcing of household goods and related raw materials
Logistics services
Corporate services

Operating segments and their impact on revenue:

- **Retail of household goods and building supplies**

  The 45% increase in revenue in this segment is mainly attributable to the group's retail operations in continental Europe, as well as the full-year consolidation of the ERM. This market is characterised by various trading concepts, particularly large scale discount formats which offer a full range of furniture and household goods. The resilience of the retail discount segment resulted in double-digit like-for-like sales growth and this division continues to benefit from consumers buying down.

  Steinhoff UK retail had a stable performance, with both the furniture and household goods and bed divisions gaining market share despite the difficult economic conditions in this area.

- **Retail automotive**

  The automotive retail division reported an 18% decline in revenue. The division's strategy and market positioning in the volume segment of the vehicle market provided some protection in the declining market.

- **Manufacturing and sourcing of household goods and related raw materials**

  The diversity and flexibility of our manufacturing and sourcing operations continued to support the group-owned and external retail customers. Revenue increased by 23% in this segment.

- **Logistics services**

  This segment benefitted from numerous long-term contracts negotiated in the current and prior year, resulting in balanced industry exposure and market share gain. This market share gain contributed to the 16% growth achieved for the year.

- **Corporate services**

  Brand management – comprises group income whereby the group charges market-related royalties to its group operations for centrally owned and managed brands. Central royalty income is only applicable to certain of the group's operations and was flat, in euro terms, for the year under review.

  Investment participation – comprises income earned in respect of investments and loans with strategic retail partners in continental Europe. In line with increased investments (as disclosed under the segmental assets detail), income from investment participation increased by 21% in euro terms.

  Central treasury and other – comprises all group and treasury-related income as it relates to central operational hedging activities, volume rebates, trade commissions, discounts and similar income. The 34% decrease in central treasury income reflects the challenging market conditions including the volatile currencies.

Operating profit

The diversity of operations, good financial management and the scale of manufacturing and sourcing operations enabled the group to maintain the average operating margin at 10,1% (2008: 10,3%).

OPERATING MARGIN BEFORE CAPITAL ITEMS	2009	2008
	%	%
Retail activities	**5,2**	5,3
– Household goods and building supplies	**6,4**	6,5
– Automotive	**2,8**	3,9
Manufacturing and sourcing of household goods and related raw materials	**10,8**	11,3
Logistics services	**11,7**	9,2
Total after intersegment eliminations	**10,1**	10,3


17%
23%
12%
5%
43%
OPERATING PROFIT BEFORE CAPITAL ITEMS AND ELIMINATIONS
Retail activities – household goods and building supplies
Retail activities – automotive
Manufacturing and sourcing of household goods and related raw materials
Logistics services
Corporate services

NET FINANCE CHARGES

Net finance charges increased to R1 billion (2008: R705 million). The increased interest charges are mainly as a result of the R1,6 billion convertible bond, issued in June 2008 (maturing in June 2015) and the increased currency conversion rate of euro-denominated interest charges. The net finance charges are further characterised by lower Euribor and Libor rates, partly offset by higher spreads charged by financial institutions. The higher spreads were largely payable on short-term facilities accessed by the group.

TAXATION

The group's effective tax rate for the year increased to 13,8% (2008: 9,6%). This increase is mainly attributable to the full-year consolidation of retail operations which are located in higher taxation rate jurisdictions such as Germany.

The tax rate is influenced by, *inter alia*, the following:

- The group owns and manages most of its brands in Switzerland. The taxation rate in Switzerland on intellectual property holding companies are fixed at combined rates ranging between 8% and 12%.
- The group benefits from various taxation dispensations in selected eastern European countries.

The group expects that for the foreseeable future the total taxation expense will remain below 15% of profit before taxation.

DEBT

The group finances its operations through cash generated by the business and a mixture of short, medium and long-term bank credit facilities, bank loans, corporate and convertible bonds and commercial paper. In this way, the group is able to gain exposure to a balanced mix of funding sources.

On 28 November 2008, FitchRatings affirmed Steinhoff's national long-term rating at A(zaf) and the short-term rating at F1(zaf), but revised the outlook on Steinhoff from stable to negative. The revised outlook reflects Fitch's concerns about the downturn in the retail and automotive sector in the regions where the group operates. Phaello Finance Company (Proprietary) Limited, a wholly owned subsidiary of the group, is also A(zaf) rated.

The group's long-term capital expansion projects are financed by a combination of floating and fixed-rate long-term debt. Debt is normally financed in the same currency as the underlying project and repayment terms are designed to match the cash flows expected to be generated by that project.

The Steinhoff Africa and Steinhoff Europe balance sheets are managed separately. The group's European debt is mainly denominated in euro and was converted at a closing rate of R10,8265:1 euro, 12% lower than the conversion rate on 30 June 2008.

The long-term debt profile and terms of the group's debt remained largely unchanged during the year under review. As at 30 June 2009, the group had net interest-bearing debt of R8,8 billion (2008: R9,4 billion) resulting in a net debt:equity ratio of 35% (2008: 38%). On 30 June 2009 the total cash and cash equivalents and confirmed unused borrowing facilities amounted to R8,1 billion (30 June 2008: R10 billion).

NET DEBT	2009	2008
	Rm	Rm
Funds on call and deposit	1	269
Bank balances and cash	4 735	4 726
Long-term interest-bearing loans and borrowings	(12 704)	(12 685)
Short-term interest-bearing loans and borrowings	(5 111)	(2 970)
Bank overdrafts	(67)	(1 075)
Gross debt net of cash	(13 146)	(11 735)
Interest-bearing investments and loans	4 312	2 347
Net debt	(8 834)	(9 388)

GEARING RATIO AND NET DEBT


Rm
Net debt
Gearing ratio
10 000
8 000
6 000
4 000
2 000
0
-2 000
40%
35%
30%
25%
20%
15%
10%
5%
0%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

The objective of capital management is to maintain the optimal level of capital in the most cost-efficient way. Gearing is monitored on a group-wide basis, in line with limits and internal covenants set by the board.

The focus continues to be on ensuring capital strength after taking into account all planned projects influencing the capital structure, as well as providing for unexpected events and certain stress scenarios. The approved capital plan is reviewed and tested on an ongoing basis. The group is appropriately capitalised as shown by the considered ranges of normal to more severe scenarios evaluated. Given the current uncertainty in the international and domestic financial markets, funding and liquidity remains a primary focus.

During the year, the group commenced with issuing short-term commercial paper under the UTR02 (Unitrans Services) domestic medium-term note programme. This note programme was used continuously to manage the costs of short-term financing.

Subsequent to year-end, Hemisphere International Properties BV (an associate investment of Steinhoff Europe at 30 June 2009), secured a syndicated loan facility resulting in Hemisphere repaying €100 million of the shareholder's loan held by Steinhoff Europe.

CASH FLOW ANALYSIS

Cash flow remains an internal key performance indicator of the group and forms part of all divisional managements' performance criteria and short-term incentives. In line with the group's strategy to benefit from the challenges brought about by the global economic slowdown, all short-term incentive bonuses have been enhanced with primary focus being on cash management to optimise working capital resources within all divisions and regions where the group operates.

The group's policy in the current economic climate to extend and improve credit terms to creditworthy retailers supported continued sales growth and margins, particularly in the manufacturing and sourcing division. This remains a focused strategy in respect of major retailers operating in areas where the group previously had no presence.

The group maintained its early settlement creditor policy and this benefitted margins with higher settlement discounts available, particularly in the current economic environment. These initiatives also supported key suppliers and secured lasting supply arrangements which should continue to benefit the group. Improved focus on inventory management enabled the group to reduce inventories and improve stock turnover.

CASH FLOW	2009	2008	
	Rm	Rm	%
Operating profit before capital items	**5 153**	4 662	11
Depreciation	**975**	831	17
Revaluation of biological assets and other non-cash adjustments	**(257)**	(107)	139
Working capital changes	**(1 937)**	98	
Inventory	**541**	43	
Debtors and other current assets	**(933)**	(129)	
Creditors and other current liabilities	**(1 545)**	184	
Dividends, taxation and interest	**(1 350)**	(1 253)	8
Cash flows from operating activities	**2 584**	4 231	(39)

Capital expenditure is largely restricted to maintaining the group's current operational capacity.

CASH FLOW	2009	2008
	Rm	Rm
Cash flows from operating activities	**2 584**	4 231
Investing activities	**(3 987)**	(5 943)
Capital expenditure	**(1 273)**	(2 719)
Investment in subsidiaries	**(30)**	(2 042)
(Increase)/decrease in investments and loans	**(1 791)**	1 403
Increase in investment in associates	**(860)**	(1 630)
Increase in treasury shares	**(33)**	(955)
Financing activities	**1 701**	1 399
Movement in cash and cash equivalents	**298**	(313)

Investing activities include:

- The group has re-evaluated its capital expenditure programme in light of the changing consumer environment and is selectively investing to support future growth, including capacity expansion.
- The group extended interest-bearing loans in order to secure additional retail properties through its associate investment company, Hemisphere International Properties BV as well as to certain strategic partners during the year. These loans should support future growth.

INTANGIBLE ASSETS AND GOODWILL

IAS 36 requires that the following items be reviewed for impairment at least annually, irrespective of whether there is any indication of impairment:

- Intangible assets with an indefinite useful life.
- Intangible assets not yet available for use.
- Goodwill acquired in a business combination.

All intangible assets and goodwill were tested for impairment. For more information on the underlying assumptions and testing methods, refer to notes 9 and 10 of the financial statements. These impairment tests did not result in any impairment charges during the current year. Impairment testing was done consistently with the prior year.

The 11% decrease in intangible assets and goodwill is mainly attributable to the 12% decrease in the rand:euro closing exchange rate at 30 June 2009.

DISTRIBUTIONS

The board has proposed a distribution of 60 cents per share – unchanged from the previous year – this represents a dividend cover in excess of four times headline earnings per share and basic earnings per share. All shareholders will be awarded a capitalisation share award with the right to elect to receive a cash distribution of 60 cents per share. Details of payment dates and related matters are disclosed in the directors' report.

KEY AREAS WHERE MANAGEMENT'S JUDGEMENT HAS BEEN APPLIED

Depreciation rates

An entity is required to measure the residual value of an item of property, plant and equipment as the amount the entity estimates it would currently receive for the asset if the asset was already of the age and in the condition expected at the end of its useful life. Although the group made use of all available market information in assessing the residual values and useful lives of these assets, these could vary depending on a number of factors, such as technological advancements and changes in property markets.

Impairments and fair valuations

Impairment assessments of property, plant and equipment, goodwill and intangible assets are performed annually. Intangible assets and goodwill are primarily tested using the relief-from-royalty method or discounting the future cash flows expected to be generated by these assets. The relevant cash flows are then discounted using the weighted average cost of capital (WACC) and the net present value of these cash flows is compared to the current net asset value and, if lower, the assets are impaired to the net present value. Management uses its best estimates when forecasting market conditions and expected useful lives that drive these calculations, but these estimates can also be influenced by a number of different factors in various countries.

WACC drives many of the group's fair valuation estimates. The WACC rate differs from country to country. The resulting net present value for similar cash flows year-on-year will be influenced by changes in the WACC rate. External uncontrollable variables such as interest rates influence the WACC rate, and could result in impairments or derecognition of previous impairments. The principal assumptions used in calculating the carrying values of intangible assets are highlighted in note 10 to the annual financial statements.

The group also owns and manages timber plantations for use in manufacturing timber products. The Faustman formula and discounted cash flows were applied in determining the fair values of the plantations. In the current year, the carrying value of the group's consumable biological assets was increased, as explained in more detail in note 14.

The Faustman formula comprises many variables including timber prices and timber yields that are influenced by a number of external factors and could result in material fluctuations in the fair valuations of the group's timber interests.

Valuation of financial instruments

Derivative financial instruments are marked to market at balance sheet date. The value of these derivative instruments fluctuates daily and the actual amounts realised may differ materially from the value at which they are reflected on balance sheet date.

Also refer to note 35 to the annual financial statements for further details.

RISK MANAGEMENT

The group's success in its overall strategy is largely attributable to its business philosophy, which supports decentralised, autonomous business units with an entrepreneurial culture.

The board recognises that some elements of risk management can only be achieved on an integrated basis and, as such, financial risks such as exchange rate risk, interest rate risk, liquidity risk and commodity price risk are largely controlled centrally and explained in the risk management section of the corporate governance report.

We draw your attention to some pertinent risks within the business.

Financial risk management

The group's financial instruments are listed in note 19 of the annual financial statements. Derivative instruments are used by the group for hedging purposes.

Such instruments include forward exchange and currency option contracts and interest rate swap agreements. The group does not speculate in trading derivative or other financial instruments.

A finance forum consisting of senior financial group executives meets regularly to analyse currency and interest rate exposure and to re-evaluate treasury management strategies in the context of prevailing economic conditions and forecasts. The finance forum also reviews the hedging policy of the group on an annual basis.

Liquidity risk management

The group's policy is to manage debt maturities to be spread over a wide range of periods, to manage the risk of excessive refinancing risk in any one year. The group further manages liquidity risk by monitoring forecast cash flows and maintaining adequate unused borrowing facilities. The group uses a variety of debt suppliers and instruments to cap its exposure to any one supplier or instrument.

Currency risk management

The principal objective of our currency risk management and hedging strategy is to seek to mitigate exposure to movements in foreign exchange rates for the major currencies the group is exposed to namely US dollar, euro, pound, Australian dollar and zloty denominated net assets and earnings, taking into account its potential effect on our net debt and related credit statistics. The group's reported profits, net assets and gearing are all affected by movements in foreign exchange rates. It is group policy to hedge exposure to cash transactions in foreign currencies other than the reporting currency of the underlying operation for a range of forward periods but not to hedge exposure for the translation of reported profits. In addition, currency assets should be hedged by way of currency borrowing where practicable.

The responsibility for monitoring and managing these risks is that of management in conjunction with the central treasury and foreign exchange support functions.

Interest rate risk management

Interest rate exposure is managed within limits agreed by the board. The group continues to manage its interest rate exposure by maintaining a percentage of its debt at fixed and floating rates of interest. This is done either directly by means of fixed rate debt issues or by use of interest and cross-currency swaps to convert variable-rate debt into fixed-rate debt and fixed/variable non-functional currency denominated debt into fixed-rate functional currency debt and *vice versa*. The use of derivative financial instruments relates directly to underlying existing indebtedness and exposure.

The exposure to fluctuating interest rates is managed by either issuing fixed or floating rate debt or using a range of financial derivative instruments to create the desired fixed/floating mix.

All treasury transactions are undertaken to manage the risks arising from underlying activities and no speculative trading is undertaken.

As part of the process of managing the group's borrowing mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates.

Credit risk management

Trade accounts receivable and short-term cash investments pose a potential credit risk to the group. The role of the group's credit function is to set consistent standards for assessing, quantifying (scoring), monitoring, mitigating and controlling the credit risk introduced by contractual obligations of trading partners and commercial clients. The group's trade accounts receivable consist mainly of a large and widespread customer base. Group companies monitor the financial position of their customers continually, and appropriate use is made of credit guarantee insurance. The granting of credit is controlled by application and account limits. Provision is made for both specific and general bad debts and at year-end management did not consider there to be any material credit risk exposure that was not already covered by credit guarantee insurance or bad debt provision. In the current economic climate, much attention was paid to analyse the creditworthiness of existing and potential customers.

Cash surpluses and short-term financing needs of manufacturing and sales companies are mostly centralised at the African, European and Asian Pacific central offices which invest net cash reserves on the financial markets, mainly in short-term instruments indexed to variable rates.

Pension and provident fund risk

A suitably qualified board of trustees exists for each fund, where statutorily required, which together with professional investment advisors and internal investment subcommittees, is responsible for evaluating the effectiveness of investment decisions. The group and, where applicable, relevant subsidiaries remain committed to its retirement obligations to current and former employees, and to retirement benefits in general as a key part of its remuneration package.

Downturn in the global economy

Steinhoff maintains a geographic and operational diversity of businesses to help protect the group against an economic downturn in specific regions. The geographical spread of the manufacturing, sourcing, retailing and warehousing functions allows units to quickly adjust operations to counter market difficulties.

Regulatory environment

The board utilises various committees, led by functional experts, throughout the group to communicate to key management within our business units the direction and effect of possible legislative and regulatory changes of countries in which we operate.

Acquisition risk

A formal due diligence process and procedure is in place that sets out the approach and framework to be used when acquisitions are made. This includes continuous strategic analysis of intended targets, development of acquisition criteria, both in terms of the group's strategic direction and potential value creation for the respective business units of the group.

A dedicated mergers and acquisition department reviews and manages the entire process relating to mergers and the application and implementation of business combinations. All possible merger and acquisition opportunities are reviewed by the executive committee.

Insurance risk management

Where cost-effective, the group maintains a wide-ranging insurance programme providing financial protection against unforeseen events that could cause financial loss. The renewal of the group's main insurance policies for 2009/10 has been completed, maintaining prior-year levels of cover.

All risks are considered to be adequately covered, except for political risks. Self-insurance programmes are in operation, covering primary levels of risk at a cost more advantageous than open-market premiums. Regular risk management audits are conducted by the group's risk management and insurance consultants, whereby improvement areas are identified and resultant action plans implemented accordingly.

KEY PERFORMANCE INDICATORS

The primary key performance indicators used to measure operational management and to manage the financial performance of the business proved successful and remain in place.

These include:

- The analysis of volumes and sale prices against budget and how the business is regenerating itself in the short term and positioning itself for the long term.
- Trends in market and internal volumes which provide insights into underlying business growth.
- Cash flow generated.
- Rising costs through which we manage and analyse the cost base in relation to sales.
- Operating profit margin progression over time, which demonstrates the overall quality of the business and earnings.

FINANCIAL STRATEGY AND TARGETS

The group's diversified nature and geographical spread of both products and operations have, in the past, provided a flexible business model to compete in volatile and changing market conditions as demonstrated by the earnings and margin performance of the group.

Given the global market conditions, the group will continue to embrace opportunities with caution. The group's vertical integration model and strategic procurement relationships with selected suppliers remain key strengths on which to capitalise.

Opportunities exist for the group to increase volumes sourced and manufactured through our existing supply chain that could result in increased economies of scale in Europe and in our international sourcing division.

In Africa, our capital expenditure programme has been largely completed and increased cash flows as well as a sustainable medium-term performance are expected from the logistics and timber businesses. The motor retail division's performance is closely linked to the industry as a whole. This industry is affected by the current market slowdown, but we are confident that the product mix in this division will again result in an outperformance of our peer group.

CONCLUSION

In the current macro-economic environment effective working capital management and financial prudence remain a priority to us. The objective is to ensure a robust balance sheet that can weather the current cycle, and to protect and support the operating divisions to ensure that the group is well positioned when business conditions improve.

APPRECIATION

The finance function within Steinhoff spans many territories and regulatory environments. As such we are supported by a team of experienced decentralised finance professionals that has served the group for many years, in particular Hein Odendaal (Group audit executive), Siegmar Schmidt (CFO: Northern Hemisphere), Ben la Grange (CFO: Southern Hemisphere), Philip Dieperink (CFO: UK), Gerrit Venter (CFO: continental Europe) and Michael Gordon (CFO: Asia Pacific).

A special word of thanks to our auditors and internal financial management teams for the way in which the group's financial results were prepared, audited and presented for the year under review.



Frikkie Nel
8 September 2009

Stéhan Grobler

OPERATIONAL REPORT

Operational areas, geographical areas and financial highlights



Geographical diversity, mass-market positioning of retail activities, and scale of manufacturing, sourcing, and logistic operations supported solid results.

Steinhoff operates a vertically integrated and geographically diverse business model, consolidating all points of contact from raw materials to retail outlets across extensive product offerings that focus on furniture, beds and related homewares and, in Africa, also includes building supplies, automotive products and vehicles.

Geographically, Steinhoff focuses on Europe, Asia Pacific and Africa. Each region applies the most appropriate supply chain given the strengths and opportunities inherent in that individual market.

The vertically integrated business model allows the retail operations to either make use of external suppliers or effectively "pull" from the group's manufacturing and sourcing supply chain and make use of the integrated warehouse and distribution platform of the group. Management is acutely aware of the risks associated with a vertical integration strategy. Therefore the businesses are managed in comparable operational silos, that allow skill and expertise aggregation by individual business segments, and allows for margin and market positioning comparison against peers.

The group services teams in different regions support operational management in all corporate services that allows local management to devote their full attention on operational issues. These teams ensure that the corporate assets and financial risks are professionally managed, particularly as it relates to brand management, participation interests, treasury and other activities.

Gross revenue by operating segment


RETAIL – HOUSEHOLD GOODS AND BUILDING SUPPLIES
RETAIL – AUTOMOTIVE
MANUFACTURING AND SOURCING
LOGISTICS
CORPORATE SERVICES
35%
16%
39%
9%
1%

SEGMENTAL RESULTS: OPERATING MARGINS	2009	2008
	%	%
Retail activities	5,2	5,3
– Household goods and building supplies	6,4	6,5
– Automotive	2,8	3,9
Manufacturing and sourcing	10,8	11,3
Logistics services	11,7	9,2
Total after intersegment eliminations	10,1	10,3


GEOGRAPHICAL REVENUE ANALYSIS
38%
37%
19%
6%
Continental Europe
Pacific Rim
United Kingdom
Africa and India
SEGMENTAL REVENUE ANALYSIS
1%
35%
39%
9%
16%
Retail activities – household goods and building supplies
Retail activities – automotive
Logistics services
Manufacturing and sourcing
Corporate services

MANUFACTURING AND SOURCING

Africa and India, Pacific Rim, United Kingdom, continental Europe



This segment includes the integrated timber operations of PG Bison and raw material operations within Africa, as well as the integrated furniture and household goods manufacturing and sourcing operations in Europe and the Pacific Rim.

Since listing in 1998, the group transformed from a manufacturing and sourcing business to a diversified vertically integrated business. In the current economic climate, the strategic importance of this transformation was highlighted. The segment grew organically by virtue of the inherent flexibility within the manufacturing and sourcing operations.

The group's strategy to support selective external retailers within Europe and add group-owned retail footprints to the existing manufacturing and sourcing supply chain within Europe and the Pacific Rim, has proved particularly valuable in this time, achieving organic growth in excess of 23% from this 'pull-effect'.



LOCATIONS

Australia
Germany
Hungary
India
Kenya
Namibia
Netherlands
Poland
South Africa
Ukraine
UK

SOURCING LOCATIONS

Africa
China
Eastern Europe
India
Malaysia
Thailand
Vietnam

NUMBER OF FACTORIES

Australia	3
Germany	3
Hungary	2
Netherlands	1
Poland	10
Ukraine	1
UK	6
Total furniture	26
Africa	
BCM	2
PG Bison	16
Mattex	1
Vitafoam	7
India	2
UK	1
Total raw materials	29

REVENUE CONTRIBUTION 39%

OPERATING PROFIT BEFORE CAPITAL ITEMS 43%

TOTAL ASSETS 26%

CONTINENTAL EUROPEAN TRADE BRANDS


steinhoff

home

andante
by KanizsaTrend

19 13
Möbelfabrication seit
Neunzehndreizehn

designwerk
enjoy quality

novalife

PO.CO.
LifeStyle
Polstermöbel

Die Klose Kollektion
Erste Wahl beim Essen.

puris
möbelt Ihr Bad auf


LivingTex
Mit Sicherheit wohlfühlen

EGO
FORM

POLSTERGALERIE

option style your life!

Dieter Knoll Collection
DER ANSPRUCH


HUKLA

LongLife

DINING@HOME


EASTERN EUROPE AND GERMANY

The division owns the majority of the group's manufacturing capacity and comprise the production facilities in eastern Europe and Germany and includes:

The European upholstery division

- Seven factories in Poland, one factory in the Ukraine, one factory in Hungary and two factories in Germany

The European case goods division/Klose

- Three factories in Poland and one in Hungary

Bathroom furniture/PurisBad

- One factory in Germany

European trading division/BST

- Various trading offices

The division reported satisfactory results, broadly similar to the previous year.

The depreciation and volatility of the Polish zloty (zloty) coupled with the decrease in raw material costs caused some deflationary pressure on selling prices and gross margins. As reported previously, the relatively strong zloty in prior periods, and labour migration following EU inclusion, has resulted in a major restructuring of this division, which was completed in the previous financial year. This resulted in the group maintaining competitive operating margins, notwithstanding the above deflationary pressures on gross margins in the year under review.

The division continued to take advantage of the rationalisation and consolidation prevalent in the household goods industry within Europe. Additionally, the growth experienced from the mass-market volume segment in the European retail market, benefitted volumes further, given the group's competence in appropriately satisfying consumers' requirements and preferences in this market segment.

During the year under review, the division embarked on a deliberate strategy to support its key suppliers and develop increased business relationships with creditworthy European retailers. The resultant working capital investment stood the division in good stead and has resulted in market share growth for the division as a whole. The benefits emanating from this strategy, included accelerated growth within the French and Austrian regions, previously underdeveloped sales territories for this division.

The division's proximity to the large European furniture markets, its ability to manufacture and assemble furniture sourced from Asia and Europe, coupled with its ability to replace or repair products under warranty, remains a key competitive advantage to group-owned and external retailers.

Additionally, the extensive marketing initiatives, coupled with a broad range of brands across price segments, has resulted in record order intakes.

The wholesale/trading arm of the European manufacturing and sourcing business focuses on sourcing primarily tables, chairs and occasional furniture for the traditional European furniture retailers and large discounters. The division works closely with the Steinhoff International sourcing offices across the world and again exceeded growth expectations in the year under review. Germany remains the largest supply market, but significant inroads have been made in supplying to external retailers in France, Austria and Switzerland. Given this division's product and customer knowledge and expertise in sourcing from the Far East through Steinhoff International sourcing division and eastern European suppliers, continued growth is expected as scale benefits translate into further margin enhancements for the internal and external customer base.

UNITED KINGDOM

The manufacturing and sourcing division in the UK comprises six manufacturing plants, including four bed manufacturing plants, the Pritex foam conversion production plant as well as one upholstery plant in Bridgend, Wales. The entire European mattress manufacturing operations form part of the UK management team and include the manufacturing operations in Holland (Norma) and Germany (Hukla). These manufacturing plants are supported by import offices that work closely with the Steinhoff International sourcing division.

The UK has seen particular tough trading conditions in our key markets during the year under review. However, increased intra-group trading activity with our retail division compensated for weaknesses experienced in the external markets. This, together with considerable operational rationalisation, has positioned our business well for any economic upturn.

Relyon, the bed manufacturing operation, remains focused on the dual challenge of building key account sales, while reducing input costs.

Pritex's outstanding growth track record was knocked off stride by the rapid decline in automotive sales, severely impacting the automotive and industrial acoustic insulation businesses. This was offset, to a degree, by the rapid growth in foam mattress sales for the UK's bed retail businesses. Pritex is focused on recovering all of its lost ground within the acoustic insulation business as automotive and industrial sales are slowly rebuilding, which bodes well for the prospect of continued growth for the foam mattress and acoustic insulation business in the longer term.

Steinhoff UK Upholstery has now been fully integrated into the Harveys furniture retail chain. After three successful years of growth, this division now manufactures over 400 upholstered suites per week (over 95% for Harveys) and manages the import supply chain of all imports for Harveys from the Far East.

UNITED KINGDOM DIVISIONAL BRANDS


Steinhoff
UK UPHOLSTERY DIVISION


Relyon®
The best beds in the world


SPRUNG SLUMBER


HUKLA*


norma

*



* *European mattress brands managed as part of the UK business.*

On the continent, our mattress manufacturing operations, Hukla and Norma, continue to experience difficult trading conditions. The market in Holland appears to be lagging that of the UK, and recovery still seems several months away. Reduced raw material costs, and the experience and scale of the consolidated mattress manufacturing group, will however, benefit margins in time to come.

PACIFIC RIM

The division's operations include three production plants which produce solely for the group's own use and operate in close association with the Steinhoff International sourcing division which supplements group manufactured products with imported products from the east.

Australia experienced historical lows in consumer spending which had a direct impact on the retail market, adversely affecting capacity utilisation in these manufacturing operations. Better utilisation of the manufacturing facilities continues to provide the competitive advantages of quality, shorter lead times and customisation of products to our group-owned retail operations and their customers' preferences.

Certain risks, specific to manufacturing activities, have been identified within the division and plans have been put in place to address those risks. This is done by actively reviewing manufacturing processes, reducing costs, mitigating cost pressures, and guarding against skill shortages and implementing effective vendor management programmes.

STEINHOFF INTERNATIONAL SOURCING

This division continued to build capacity within their supplier base to satisfy the group's sourcing demand. Good growth was achieved, coupled with improved quality and customer service levels, thereby benefitting margins within the retail divisions they serve.

As a service division to the group, Steinhoff International sourcing creates a distinct competitive advantage by providing speed to market, and identifying and assessing potential suppliers. In addition, this division is responsible for the following functions: comprehensive material procurement, product and fabric development; technical assistance; coordination of sample approvals; assessment of lab tests and raw material availability; and the supervision of logistics and shipping information as well as undertaking quality assurance inspections at all vendor production sites.

The past financial year's slowdown in the economy provided some interesting opportunities. Raw material prices decreased and Asian manufacturers struggled to fill their capacity. The diversified nature of our external retailers and the growth of Steinhoff's owned retail division, gave the sourcing office a strong bargaining position with regards to suppliers. This growth and scale enabled us to reduce prices, negotiate credit terms with larger suppliers and improve manufacturing lead times.

As many suppliers faced an uncertain financial future and possible closure, it became more critical for the group to manage this risk through intensified supplier evaluation and support. Supplier selection became key to ensure continuity, reliability of supply, and quality. The growth of the retail business also influenced supplier selection as the division had to support its suppliers who could deliver on the growth of the demand. Despite harsh market realities, Steinhoff believes in strategic supplier alliances. Together with the retail partners, careful supplier selection and consolidation have ensured that Steinhoff remained a key partner to many suppliers. Further consolidation will open up more opportunities to also service the smaller retail operations at better prices and service levels.

The product focus of the sourcing activities is on upholstery and case goods, beds and bedroom furniture, sourced from China, Thailand and Vietnam, and recently out of Malaysia. The division does not invest in production capacity or assets, but retains a permanent employee base focused on quality service delivery to our global operations. The team of employees is structured around category management and product specialisation, and serves customers in the UK, continental Europe and Australia, with Africa as an identified area of future growth.

AFRICAN TRADE BRANDS


PG BISON


BISON
BORD


MELAWOOD
MELAMINE FACED BOARD




MOJA
modular solutions


SUR!NNO
SOLID SURFACING


SUPA
WOOD


FORMICA


WOODLINE


Mattex


B C


M


Vitafoam


NF



AFRICA

The first six months of the 2009 financial year saw consumer consumption slowing down, resulting in a decline in business activity across most sectors. Levels of debt, as a ratio of disposable income, increased substantially, thereby limiting discretionary spend.

PG Bison

In line with the majority of our African investments PG Bison is closely linked to the infrastructural development within the African continent.

The operations of PG Bison include three sawmills and nine manufacturing plants that are supplied partially by PG Bison's 44 000 hectare plantations, growing on 95 000 hectares of land in KwaZulu-Natal, Western and Eastern Cape. Collectively, these plantations yield some 690 000m^3 timber per annum on a sustainable basis, which is supplemented by numerous independent growers. PG Bison's integrated value chain, stretching from seedling to lifestyle products is built on forestry, timber beneficiation, board and laminate production, component cutting, distribution and retail, and allows the company to service different sectors of the market throughout the country. Strong brands such as BisonBord, Formica, MelaWood, SupaWood, Surinno, MOJA and Woodline make up some of PG Bison's well-known household product names.

The demand for wood-based panel products was negatively affected by the global economic conditions as evidenced by the slowdown of the construction and furniture sectors. This has affected a large part of PG Bison's diverse customer base. The strong rand led to more imports entering the South African market, while resellers responded to the volatility by maintaining low stock levels. As a result, net sales for the group remained static, but PG Bison retained its market share. The forest and pole division, as well as Woodchem, came in with strong performances for the year while the sawmill business reduced production levels in response to the lower demand.

The softer market conditions allowed PG Bison to focus on business optimisation and rationalisation after almost a decade of rapid growth. The business brought forward medium-term initiatives to mothball the less efficient particleboard line in Pietermaritzburg and accelerated the investments within its own forests. The company's strategy of optimising tree utilisation has gained renewed momentum with the development of the new particleboard plant at Ugie, in the North Eastern Cape. This forestry cluster was further enhanced in the current year by extending existing areas under cultivation, resulting in improved utilisation of owned timber supply. PG Bison has also embarked on processes to improve overall timber yields through improved silvicultural practices and better utilisation of available fibre.

Raw material division

The division comprises Vitafoam (foam), Mattex (textile), BCM (springs and components) and Alam Tannery (leather) and operates from seven foam factories, two bedding component factories, one textile factory, a tannery and a cut-and-sewn facility in India. The slowdown in the South African household goods retail market continued to affect this division to varying degrees, exacerbated by customers (and end consumers) trading down and buying lower specification raw material products.

The foam division, being the largest contributor of revenue and profits within this division, continues to show encouraging growth and margin expansion as a result of improved raw material utilisation, wastage and expense reductions, and lower prevailing chemical prices. In addition, the foam division experiences less competition from imports (given the nature of foam products) compared to that of the textile and bedding component divisions.

Alam tannery mainly serves European customers, including Steinhoff group manufacturing facilities in Poland and Hungary. While revenue was affected by the European market decline, the division reported satisfactory results on the back of operational efficiencies achieved within the new Calcutta tannery and the cut-and-sewn facility.

Mattex recently concluded an agreement in principle with Deslee Clama, a European textile group. Deslee Clama will supply knitting machines and modern technology looms to Mattex which will increase the latter's capacity and capabilities substantially.

The bedding component business was adversely affected by import duties imposed by the USA, previously a major customer base of this division. Sales in the local market also slowed and the division has responded by targeting independent manufacturers and new export markets.

LOGISTICS

Africa, Pacific Rim, United Kingdom, continental Europe



Our logistics functions are closely aligned to our business strategy in each region. These operations are well positioned to bridge infrastructural challenges in Africa, and connects manufacturing and sourcing activities to retail customers in Europe and the Pacific Rim.

Provision of logistic services through comprehensive supply chain solutions and effective management of warehouses and distribution networks remains essential to each of our businesses, ranging from hauling saw logs from a forest to the ultimate delivery of household goods to the end consumer. Control over the supply chain gives rise to better service levels and ability to guarantee product delivery within a competitive cost structure.

Worldwide volatility in fuel prices, pressure on natural resources, greater awareness of sustainability and safety requirements, has increased the barriers to entry within this industry. This, coupled with the specialist nature of the supply chain management contracts continues to insulate this division from any irrational competition and protects margins throughout the integrated value chains.

UNITRANS SUPPLY CHAIN SOLUTIONS (USCS)

The USCS business is built on the vision:

- to be the most innovative provider of supply chain solutions; and
- excellence in partnerships with clients.

The division aims to design, implement and operate integrated supply chain solutions for its customer base, based on operational excellence, customer knowledge and sustainability.



LOCATIONS: EUROPE
Germany
Netherlands
Poland
UK

LOCATIONS: PACIFIC RIM
Australia
New Zealand

LOCATIONS: AFRICA
Botswana
Lesotho
Madagascar
Malawi
Mozambique
Namibia
South Africa
Swaziland
Tanzania

NUMBER OF SITES	
Asia Pacific	7
Germany	2
Netherlands	2
Poland	1
UK	59
Rest of Europe	2
Total	73
Africa	
BCM	1
Unitrans	160
Vitafoam	2
Total	163

REVENUE CONTRIBUTION

9%

OPERATING PROFIT BEFORE CAPITAL ITEMS

12%

TOTAL ASSETS

11%

In a declining and uncertain market, the division increased its market share through growth in long-term contracts and increased business off existing customers that resulted in an outstanding performance with both revenue and earnings growth. USCS serves diverse industry segments that include petrochemical, sugar and agriculture, construction, mining, food and animal feed. In the year under review, USCS diversified further, with the addition of the fast moving consumer goods customers and the addition of the Global Warehouse Logistics operations in Germany.

This diversification of industry exposure protected the division from the volume declines experienced by the industrial and resource segments in the year under review. In addition, more than 90% of revenues earned by the division are governed by long-term contractual service agreements, protecting the business from any over-supply in the market at any one time.

The uncertainty brought about by the prevailing economic climate focused trade customers' attention on their business critical services and forced them to evaluate the financial soundness and longevity of such business critical suppliers. This increased USCS' preferred supplier status, benefitting revenues and margins. In addition, focus on supply chain management costs and the savings that could be extracted allowed USCS to further integrate themselves into their customers' supply chains which bodes well for sustainable growth. This customer loyalty and increased business, coupled with prudent cost control, management of working capital, and focused management were all contributing factors to the strong financial performance achieved within USCS despite the challenging market conditions.

Through the thorough understanding of client and industry segment requirements, crafting the optimum logistical solution and demonstrating excellent execution, the division will maintain its competitive edge.

GLOBAL WAREHOUSE AND LOGISTICS

Global Warehouse and Logistics provides services to the European furniture and household goods market. Managed by the freight and logistics team, the company controls the movement of goods on behalf of many customers from the source (mostly in China) through to the retail store. The main operations are in Leinefelde (in the centre of Germany) and Westerstede (close to the port of Willemshaven in the north of Germany). The company employs a combination of sophisticated technology and state-of-the-art warehousing facilities to deliver a world-class service. The business has seen significant growth in the year under review and is looking forward to expanding its footprint to other countries in Europe.

PACIFIC RIM

Our Pacific Rim logistics team is responsible for all inbound, warehousing and outbound logistics functions from source to delivery of products to our stores and our customers' homes. The logistics group operates six distribution centres located in each of Australia's state capital cities and in Auckland, New Zealand. Recent upgrades to the Kings Park (located in Sydney, Australia) state-of-the-art 50,000 m^2 distribution centre have seen the introduction of an automated homewares storage and conveyor system, delivering world-class service at a competitive cost structure. A continuous improvement culture in our logistics team has ensured that we deliver a best practice service at a competitive cost structure.

UNITRANS PASSENGER

The emerging market attributes of South Africa are complemented by its major cities and their tourism and commerce demands in-line with more developed countries. Transport remains part of a mostly underdeveloped infrastructure within South Africa. During 2008 an estimated 9,5 million tourists visited the country, and the recent and forthcoming international sporting events, which include the 2010 Soccer World Cup, position many sectors well for growth opportunities. Within the South African commuter market, estimated at 10 million passengers per annum who are dependent on public transport, coupled with the tourism transport demands, Unitrans provides an essential service to industries and communities at large.

Unitrans Passenger recorded one of its best years since inception, with revenue growth of more than 20%. These results are attributable not only to the decrease in fuel prices but also the increase in new contracts in the personnel transport segment. Results were enhanced by increased activity in the existing operations, dynamic pricing models and cost control measures.

The passenger division operates in three market segments, personnel and commuter, intercity as well as tourism. Unitrans passenger is synonymous with their brands that include Mega Bus, Mega Coach, Mega Tourer, Magic Bus, Greyhound, Citiliner and Bojanala Bus, the latter being a B-BBEE investment. Our transport services of this division cater for various passenger requirements and operate across southern Africa.

Personnel transport

Most of the brands of the division operate within an environment where long-term contracts are awarded, and in the case of Mega Bus and Bojanala Bus, these contracts are in place for up to seven years. This division caters mainly for the commuter transport sectors and services primarily the mining, resource and industrial sectors. These are located outside the larger metropolitan areas in communities where merely an estimated 26% of the population have access to own transport. The results were enhanced by securing additional long-term contracts which underpin sustainable growth.

Intercity transport

After the turnaround of Greyhound and Citiliner in 2006, these brands have grown market share in both the luxury and economy intercity segments.

Tourism transport

Additional growth for this division of Unitrans Passenger will eminate from the utilisation of subcontractors and the projected influx of tourists during the following financial year. The order book already reflects an approximate 10% increase in bookings and bodes well for this division.

Gautrain - Commuter transport

Gautrain, the long awaited rapid rail system between Tshwane and Johannesburg, was developed to provide public transport for an estimated 100 000 people a day. This is the only metropolitan transport service of its kind in southern Africa and is expected to commence in March 2010. Unitrans Passenger has been awarded a 15-year contract to manage and operate the bus feeder and distribution service, transporting commuters to and from seven stations on the train route.

LOGISTICS BRANDS


UNITRANS


BOJANALA BUS


Citiliner


GREYHOUND


MAGIC BUS


MEGA BUS


MEGA TOURER


MEGA COACH

RETAIL

Africa, Pacific Rim, United Kingdom, continental Europe


DIY

This segment includes the retailing of furniture and household goods within Europe and the Pacific Rim and the retailing of building supplies in Africa.

Since listing in 1998, the group transformed from a manufacturing and sourcing business to a diversified vertically integrated business, adding a group-owned national retail footprint to its external European retail customer base and do-it-yourself (DIY) market in southern Africa. The strategic importance of this transformation, coupled with the group's strategy to focus on the mass-market volume segment of the European market proved critical in growing market share within the softer market conditions of the year under review.



RETAIL LOCATIONS

Australia and New Zealand
France
Germany
Hungary
Namibia
Netherlands
South Africa
Switzerland
United Kingdom

NUMBER OF RETAIL OUTLETS	
Australia and New Zealand	172
Germany	87
Hungary	6
Switzerland	13
UK	615
Rest of Europe*	281
Total	1 174
Southern Africa	72

* *Include studio/store-in-store concepts*

REVENUE CONTRIBUTION — 35%

OPERATING PROFIT BEFORE CAPITAL ITEMS — 23%

TOTAL ASSETS — 44%

UNITED KINGDOM BRANDS


Bensons beds


CARGO®


THE BED SHED
WAKE UP TO VALUE


Sleepmasters
your 1st choice for BEDS


Harveys


reid

HOUSEHOLD GOODS

UK

Within the UK, the group's retail operations consist of a balanced mix of retail chains:

Bensons for Beds:	A large bed retailer in the UK, retailing mostly branded beds.
The Bed Shed:	Lower-end unbranded beds concentrated in North-East England and Scotland.
Cargo:	50/50 split between furniture and housewares serving the more affluent market.
Harveys:	Furniture specialist retail chain concentrated on traditional furniture serving the middle-market consumer.
Reid:	Biggest furniture retailer in Scotland and Ireland.
Sleepmasters:	Own-label beds focused on the middle-market.

The operating profit for the retail division as a whole grew from last year. This is mainly attributable to Harveys, as the bed division's improved profitability in both The Bed Shed and Sleepmasters was offset by the drop in profitability at Bensons which was directly attributable to a lower recovery of fixed costs as a result of lower sales.

The division's revenue in pound terms was 4% ahead of last year while gross margins also improved. This is a commendable performance considering the prevailing market conditions and confirms the success of the previous three years' turnaround strategy and remedial steps that were implemented timeously.

After three years in turnaround mode the growth prospects of Harveys are now looking much more promising. Upholstery sales have been buoyant in recent months, aided by the demise of certain competitors and the integration of the UK upholstery division in Wales for both manufactured and imported ranges.

The Harveys management team under the recently appointed Alan Marnie (formerly from Reid) is now a strong and cohesive unit, focused on expansion and growth, rather than turnaround. Several high quality store openings on excellent rental terms are being finalised, which also reflect the prospects that occupational rent in the UK retail space is to remain beneficial for some time to come.

In-line with the trading-down trends that prevailed in most of the markets where the group operates, the bed retail division had mixed results. Sleepmasters (serving the middle market) increased sales compared to last year, while Benson's (branded beds aimed at the more affluent market) decreased sales. As a whole, the bed division's revenue was slightly down on last year.

After a period of considerable instability in the bed division due to the loss of some concession partners, the focus for 2009/10 is on stability with limited store growth aimed at complementary locations. We are now trading from 362 stores versus over 400 a year ago, reflecting a better quality estate. Store numbers have now stabilised and several quality new stores at favourable occupancy costs and terms are under review. Early indications for the new financial year are promising, evidenced by increased order intake versus that of last year, in a market which remains challenging.

CONTINENTAL EUROPE

The group's retail operations in continental Europe are characterised by various trading concepts, particularly large scale discount formats which offer a full range of furniture and household goods. The resilience of the retail discount segment resulted in double-digit, like-for-like, sales growth and this division continues to benefit from consumers' quests for a good value proposition. This is especially prevalent in the more conservative markets of central Europe. Additionally, the central European market is fragmented, with the largest retailers in this market being a few independent private retailers. Strategically Steinhoff plays to this market's strength by selectively investing in privately held furniture retailers as disclosed in the investment participation segment.

CONTINENTAL EUROPE BRANDS


ESPRIT


HABUFA
meubelen


Henders & Hazel


QuattroMobili


european retail
management

PACIFIC RIM BRANDS


freedom


freedom


BAY Leather
Republic


Snooze
sleep well

During the previous financial year, the group converted the majority of its investment instruments (previously accounted for under the investment participations segment) into equity of the businesses concerned. That led to the first-time consolidation of the results of various retail participation investments in this region. The inclusion of these retail operations' revenue accounted for the majority of growth achieved in this segment as a whole. ERM, incorporates an extensive retail footprint throughout Europe. During the current financial year, Reid (previously part of ERM) was transferred to the UK retail division and is now managed as part of the UK structure.

The constituent investments of ERM comprise large scale discount retail formats. The current consumer behaviour of "buying down" has resulted in double-digit growth within the ERM business. The division experienced some once-off costs in continuing to rebrand its retail activities, in order to establish a uniformly branded national footprint, and streamlining overheads and back-office functions for all individual retail operations to be supported by a single administration and IT system. This restructuring is mostly complete and as a result, margins have increased in the second half of the financial year.

In addition to the ERM retail platform, Steinhoff Europe provides selected retailers on an exclusive, and in certain instances, non-exclusive, basis with a retail and/or studio concept based on the well-known store-in-store concepts. These concepts are positioned in the more affluent part of the retail environment. Although the Esprit concept stores suffered revenue declines, the flexibility in respect of product range and innovative concepts within the Henders & Hazel and Habufa studios, have again resulted in healthy growth within these concept stores.

PACIFIC RIM

Within the Pacific Rim, the group's retail operations include:

BLR: BayLeatherRepublic positioned as Australia's flagship leather destination, trading from 10 stores.

Freedom: Furniture retailer positioned in the modern upper-mid market segment trading through 68 full concept stores and 17 Freedom home stores.

Snooze: Bed retailer positioned as 'sleep solutions specialist' trading from 72 stores.

Other: Andersons and BBO (Big Brand Outlet) serve as support retail concepts to the main portfolio.

The macro-economic environment had a greater impact on the Australian retail division than that of the group's UK or European retail operations, as a result of its upper-mid market segment positioning. Consequently, the division as a whole is more exposed to discretionary consumer spending trends.

During the year under review both the Australian and New Zealand economies experienced downward pressure in line with the economic slowdown experienced globally. This was exacerbated by a dramatic decline in the value of the Australian dollar to the US dollar (from 95 cents in July 2008 to 61 cents by January 2009), forcing price increases in an already depressed consumer market.

Each of the retail operations sought to reduce the fixed operating costs by reducing overheads and accelerating projects aimed at delivering cost savings. On a retail marketing level, the businesses focused on regular tactical promotional activity to drive sales. Whilst a decline in sales was ultimately unavoidable, the businesses each improved their sales densities in the second half of the financial year.

Despite the pressure on revenues and margins, the group retained market share. Although trading conditions remain challenging, there has been a strong lift in the consumer confidence index in the last quarter, which is usually a leading indicator of an improved performance. We remain confident that our core strengths of vertically integrated businesses, reduced infrastructure costs and continued focus on customers connecting with our brands, will enable us to protect and grow our market share in the future.

BUILDING SUPPLIES

STEINBUILD

The Steinbuild division consists of the group's retail interests within the building supplies market segment in southern Africa. The division manages 29 Pennypinchers and 33 Timbercity retail outlets. The specialised services include roof truss manufacturing, timber processing and contract supply of flooring solutions. The global economic crisis, particularly its effect on the South African construction market, had a material impact on the trading results of this division, especially in the third and fourth quarters. The division continued its strategic consolidation initiatives with regard to new, franchised and joint-venture stores that resulted in extra costs that adversely affected margins. It is expected that these investments will continue in the short to medium term in order to establish the appropriate national footprint in support of its existing customer base throughout South Africa.


Pennypinchers


TIMBERCITY


the tile house
creating moods to meet your dreams

RETAIL – AUTOMOTIVE

Africa



The Unitrans automotive division offers a complete range of cars, products and services including new and used vehicles, parts and accessories, servicing, insurance and car rental. Operations and dealerships are located in and service the Namibian and South African markets.


REVENUE CONTRIBUTION
16%
OPERATING PROFIT BEFORE CAPITAL ITEMS
5%
TOTAL ASSETS CONTRIBUTION
5%

Globally, automotive sales reached a record low due to the economic slowdown. It is forecasted that 2009 car sales figures within South Africa will have decreased by more than 20% compared to that of 2008. The division responded to the unfavourable trading conditions by strictly managing the cost base and aggressively managing working capital. Although the division reported a decline in revenue of 18%, it still outperformed the broader market as a result of its strategy and market share within the volume segment of vehicle sales, that also support growth within the after-sales service segment.

Dealer sales of new vehicles were particularly adversely affected as a result of industry contractions, restricted consumer access to finance and a slowdown in the fleet market. The value of used vehicles improved in the second half of the financial year, on the back of price escalations in new vehicles. However, sales were still compromised by the lack of finance available to consumers. After-sales services continued to increase, mainly as a result of service volumes but also attributable in part to sales volumes.

Despite the declining market, the division managed to return a satisfactory 2,8% margin on sales. A streamlined management structure, strict management of the cost base and working capital, and a commitment to a strong recognised brand portfolio proved successful in protecting the division to some degree from the declining market, with no branch closures necessary during the year.

The new financial year is expected to continue the trend of 2008/09 with a recovery only expected in late 2010. Availability of credit will continue to constrain the industry while improved used vehicle trading will provide some relief. Growth from after sales is expected to continue, albeit at a slower pace.

The Hertz rent-a-car operations reported a credible performance in a declining market.

UNITRANS AUTOMOTIVE DEALERSHIPS AND BRANDS


UNITRANS


Hertz


FIAT


TOYOTA


FUSO










Mercedes-Benz


MITSUBISHI
MOTORS





MINI


MAN


BMW



ISUZU


Cadillac


CHEVROLET


Audi


FREIGHTLINER

CORPORATE AND GROUP SERVICES



The group services teams in the different regions support operational management through a variety of services under the leadership of the international group services team based in Johannesburg. These teams ensure that the corporate services segment is completely and professionally serviced and that activities comprising brand management, participation interests, treasury and other functions are aligned and conducted in the best interests of the group.

A key priority of the group services team is to ensure that risks are properly identified and managed appropriately through the various activities provided to group companies which include:

BRAND MANAGEMENT

Brand management revenue is earned from customers and group entities that are levied royalties for the use and development of the group's brands, trade names and trademarks. A central brand management team oversees all brand management activities.

INVESTMENT PARTICIPATION

In implementing our strategic direction, the group invests in strategic retail and supply partners either through equity investments and/or through loans on an arm's length basis. These loans are often structured in a way that the group will participate in profits earned by the relevant partners.

TREASURY AND OTHER ACTIVITIES

Financial management

Our financial management department implements and oversees controls and procedures which prescribes the preparation of financial reports and taxation assessments. It also ensures that adequate risk control measures are in place. This includes appropriate insurance cover for directors' liability, product liability, general liability, motor liability, business interruption, credit default debts, and the group's assets.

Human resources (HR)

HR are generally managed through regional divisions that report to the group HR director. We currently have succession-planning procedures in place for management and senior employees. These contingency plans include, when required, outside recruitment, selection and assessment procedures and proper training for successor employees. In accordance with South African legislation, HR also implements and oversees training programmes to ensure that historically disadvantaged employees receive specific training and development.

Information technology (IT)

IT decisions and day-to-day IT management within the group are managed at regional level and overseen centrally by group services IT management.

Although implementation, roll out, and subsequent maintenance and support are conducted at regional level, group services IT management conducts regular on-site visits to evaluate system performance and development plans.

Given the disparate operational requirements and variety of infrastructure between the different regions and industries where we operate, we have decided not to implement a single platform or application solution. We have, however, implemented a worldwide standard to which all our divisions must comply, with certain guidelines, when implementing any form of new technology.

Internal control and audit

The internal control and audit department is mainly responsible for independent financial, internal control and operational system reviews and audits. This department also evaluates and assesses risk management processes and internal control frameworks.

This includes financial and non-financial controls over all processes in the group, contributing to the achievement of organisational objectives. We currently have 34 full-time internal auditors in our employ.

Legal

We currently have 14 qualified legal professionals. They are all actively involved in internal issues, such as drafting agreements, and oversight of the group's statutory and legal reporting requirements. Country-specific matters are outsourced to accredited practitioners.

Property services

The property team advises and assists group companies with new property developments, redevelopments, property acquisitions and sales; property and maintenance management as well as assisting with lease negotiations.

Strategic development

Our strategic development is driven by management at regional divisional level, who develop proposals for possible joint-ventures, mergers and acquisitions, special projects and potential growth areas and expansion of current divisions. These initiatives are supported by different members with specific skills expertise.

Taxation

We have an in-house taxation department to ensure worldwide competence and compliance.

Technical support

Group services provides technical support in connection with factory layouts, plant and equipment procurement as well as advice on production processes to enhance efficiencies.

Treasury services

Our treasury services department organises adequate funding to enable us to explore or realise strategic opportunities and developments. Based on feasibility reports and decisions on a particular opportunity, we decide whether and what type of funding to procure, manage and maintain.

CORPORATE RESPONSIBILITY

Corporate responsibility is managed centrally by a steering group which provides strategic direction with input from the Northern and Southern Hemisphere management teams. Accountability and responsibility for the implementation of all sustainability initiatives remain with the divisional management teams. Policies address social, environmental and economic impacts in line with generally accepted practices like the JSE Sustainable Reporting Index requirements.

DIRECTOR: TREASURY AND FINANCE ACTIVITIES
Stéhan Grobler

Age: 50
BComm (Hons), LLB



DIRECTOR: CORPORATE AFFAIRS AND MERGERS AND ACQUISITIONS
Piet Ferreira

Age: 54
BCompt (Hons), CA(SA)



CORPORATE AND GROUP SERVICES MANAGEMENT TEAM

Helmut Apel
Age: 45
SAIFM

Nadine Bird
Age: 29
CA(SA)

Yvette Boshoff
Age: 35
CA(SA)

Ray Cox
Age: 67
Dip Mgmt

Johann du Plessis
Age: 60
BComm, LLB

Michael Egan
Age: 31
CA(SA), CFA, MSc (Finance), MComm
















Michael Eggers
Age: 37
Diplom-Kaufman

Johan Geldenhuys
Age: 53
MBA (HR)

Marie-Aurelie Girard
Age: 41
BA, LLB

Chris Grove
Age: 52
BComm, SEP

Dieter Helmrich
Age: 49
BSc Eng (Civil)

Mariza Nel
Age: 36
ACMA (UK)












Hein Odendaal
Age: 52
CA(SA)

Jan Radnay
Age: 65
HDip Company Law

Philip Robinson
Age: 34
CA(SA)

Iwan Schelbert
Age: 47
BAcc

Dirk Schreiber
Age: 38
Diplom-Kaufman

Lynette Tredoux
Age: 44
BCompt (Hons), CTA








CORPORATE GOVERNANCE



The Steinhoff group (the group) and its directors remain fully committed to ensuring that good corporate governance is a way of life. All of the group's businesses share this commitment and the adoption of, and adherence to, sound corporate governance policies, has become a business imperative for the group. Our focus remains not just on what we do, but how we do it and on creating value for all our stakeholders in an ethical and sustainable manner.

We believe that a corporate culture of compliance with applicable laws, regulations, internal policies and procedures is a non-negotiable, fundamental component of good corporate governance. The culture of responsible corporate citizenship that has been established in each jurisdiction within which we operate, has played a key role in securing sustainable returns and serves to provide all stakeholders with the assurance that the group's businesses are being managed appropriately.

The group's corporate governance structures, systems and policies are constantly reviewed and, where required, are adapted or augmented to recognise internal and external developments and to remain at the forefront of best practice.

COMPLIANCE WITH THE KING REPORT ON CORPORATE GOVERNANCE ("KING II")

The group endorses the principles of openness, integrity, sustainability, transparency, fairness, responsibility and accountability advocated by King II and Steinhoff is fully compliant with the code.

THE BOARD

Board of directors

The board currently consists of 15 (fifteen) directors, 6 (six) of whom serve as executive directors and 8 (eight) of whom serve as independent non-executive directors, together with 1 (one) non-executive director. The composition of the board complies with King II, which requires the majority of the directors to be independent non-executive directors, and the chairman to be an independent non-executive director. Mr Bruno Steinhoff stepped down as chairman at the end of September 2008 and Dr Len Konar, an independent non-executive director, was appointed chairman from that date.

No individual has unfettered powers of decision-making and there is a clear division of responsibilities at board level to ensure an appropriate balance of power and authority.

Terms of office of non-executive directors are subject to three-year rotation and age restriction provisions, while executive directors are appointed for terms of office not exceeding five years, subject to the company's general conditions of service.

Chairman and the chief executive

Responsibility for running the board and executive responsibility for the conduct of the business are clearly defined. Accordingly, the roles of the chairman of the board and the chief executive are separate.

The chairman is responsible for leadership of the board and for ensuring that the board plays an effective role. He also ensures appropriate communication with shareholders and facilitates constructive relations between executive and non-executive directors. The chief executive's principal role is to provide leadership to the executive team in running the group's businesses.

Financial director

The financial director of the company is Mr Frikkie Nel. The appropriateness of his expertise and experience has been confirmed by the audit committee.

Board composition/classification of directors

Full details of the current board are given on pages 78 to 82 of this annual report. Messrs Claas Daun, Dirk Ackerman, Jannie Mouton, Dave Brink, Ms Yolanda Cuba and Drs Len Konar, Steve Booysen and Franklin Sonn are classified as independent non-executive directors in accordance with the classification guidelines detailed in King II.
Mr Bruno Steinhoff is classified as a non-executive director.

Retirement of directors

The articles of association provide that, at every annual general meeting, at least one-third of the non-executive directors shall retire from the board by rotation. If eligible, such directors may offer themselves for re-election.

At the annual general meeting to be held on 7 December 2009, shareholders will be asked to confirm the reappointment of Mr Dave Brink, Dr Franklin Sonn and Mr Bruno Steinhoff who will retire by rotation in accordance with the company's articles of association but, being eligible, have offered themselves for re-election.

Appointment of directors

Appointments to the board are recommended by the nomination committee and are considered by the board as a whole, subject to shareholder approval.

At the annual general meeting to be held on 7 December 2009, resolutions will be proposed to ratify the appointments of Messrs Piet Ferreira and Stéhan Grobler (previously appointed as alternate directors) who were appointed as executive directors with effect from 1 May 2009, together with the appointment of Dr Steve Booysen who was appointed as an independent non-executive director with effect from 8 September 2009.

Resignation of directors

On 1 May 2009, Mr Jan van der Merwe resigned as chief financial officer and executive director of the company and was appointed as chief executive officer of the PG Bison group. Mr van der Merwe remains a member of the Steinhoff International executive committee.

In December 2009, Mr Dirk Ackerman will be retiring from the board and from the committees on which he serves.

Appointment requirements

The non-executive directors, drawing on their respective skills, business acumen, expertise and experience bring impartial and objective viewpoints to the board's decision-making processes and to the group's standards of conduct. These non-executive directors are able to bring significant influence to bear to board and committee deliberations. Steinhoff's directors have a wide range of business-related expertise, as well as significant experience in financial, commercial, retail, logistics and furniture industry activities. Directors are appointed on the basis of skill, acumen, experience and on their actual or potential level of contribution to and impact on the activities of the group.

Directors are required to dedicate sufficient time to be able to monitor, evaluate and comment effectively to the board and management on the financial and operational information supplied to the board.

Director development/induction

All directors have access to management, including the company secretary, the legal department and the group's compliance manager, and to information required to enable them to carry out their duties and responsibilities fully and effectively. Directors are apprised, wherever relevant, of any new legislation and changing commercial risks that may affect the group's affairs and operations.

Directors are encouraged to stay abreast of the group's businesses through independent site visits and meetings with senior management. Directors are provided with guidelines on their duties and responsibilities and a formal induction programme, with particular emphasis on internal controls, has been established to familiarise newly appointed directors with the group's businesses, competitive stance, strategic plans and objectives and with its corporate governance requirements.

The induction programme includes meetings with other directors and senior executives to enable new directors to receive information on and familiarise themselves with all aspects of the group's businesses. Opportunities to update and develop skills and knowledge, through externally run seminars, regular circulation of relevant industry, regulatory and economic news and analysis, as well as briefings by senior executives, are provided to all directors.

Board meetings

The board meets at least four times a year and more frequently, should circumstances require. Directors declare their interests in contracts and other appointments at all board meetings. Meetings are conducted according to a formal agenda, ensuring that all substantive matters are properly addressed and followed up on.

The board charter: Responsibilities of the board

The general powers of the directors are set out in the company's articles of association. The board charter, which is modelled on principles recommended by King II, details the powers of the board, provides a clear division of responsibilities and sets out the accountability of board members, collectively and individually, to ensure an appropriate balance of power and authority.

The responsibilities of the board, as detailed in the charter, include:

- Setting the strategy for the group and approving the operating plans presented by management for the achievement of the strategic objectives.
- Ensuring the efficient disposition of Steinhoff's resources for the achievement of these objectives.
- Setting levels of authority and determining procedures, both at corporate and regional level, for approving capital and investment expenditures.
- Considering and, where appropriate, approving major capital expenditure programmes and significant acquisitions and disposals.

- Reviewing, on a regular basis, the strategic direction of investment decisions and performance against approved plans, budgets and best-practice standards.
- Determining policy and processes to ensure the integrity of the group's risk management processes, internal controls, communication and reporting.
- Monitoring and evaluating the company's performance against approved budgets and prevailing economic conditions.
- Assuming ultimate responsibility for regulatory compliance. Notwithstanding the delegation by the board of certain powers and authorities to executive management, the board is ultimately responsible for the retention of full and effective control over the group. Decisions on material matters are reserved by the board (including but not limited to capital expenditure, procurement, property transactions, borrowings and investments other than at preapproved materiality levels).
- Processing, selecting and appointing directors on the recommendation of the nomination committee (as detailed below). The board also reviews and considers structured management succession planning for purposes of identifying, developing and advancing future leaders in the group.

Board evaluations

An annual self-evaluation process to review the effectiveness of the board, the individual directors and the board committees has been established and is an invaluable tool in ensuring the ongoing efficacy of the board and in assessing the individual performance and contribution of the directors. The chairman is required to assess the performance of the individual board members and the board is required to assess the chairman. Assessments take into account several factors, including relevant expertise, enquiring attitude, objectivity and independence, judgement and an understanding of Steinhoff's businesses and commitment. All related board and committee minutes and approvals are made available to the group's external auditors.

A board effectiveness survey was conducted in November 2008 and changes were effected to areas needing attention.

Selection and succession planning

The nomination committee is responsible for leading the process for board appointments and for identifying and nominating candidates, for approval by the board and ultimately by the shareholders, for appointment to the board. In fulfilling this function, the committee evaluates the pool of skills, knowledge and experience on the board and identifies the role and capabilities required for a particular appointment. Care is taken that candidates would have sufficient time to devote to the interests of Steinhoff.

The committee makes recommendations to the board as appropriate concerning:

- plans for succession for both executive and non-executive directors;
- the appointment of any director;
- the appointment of any director to become an executive or other officer;
- the renewal of the terms of office of non-executive directors;
- in consultation with the chairman of the board and the relevant committee chairmen candidates for membership of the board committees; and
- any matters relating to the continuation in office of any director at any time.

Board committees

Subject to specific fundamental, strategic and formal matters reserved for its decision, the board delegates certain responsibilities to a number of standing committees, which operate within defined terms of reference laid down by the board.

The board has appointed executive, audit, human resources and remuneration, nomination and group risk advisory committees to assist with its duties. Details of the subcommittees of the board are contained on the following pages 66 and 67 of this annual report.

All of the committees of the board operate within defined terms of reference and authority granted to them by the board and, with the exception of the executive committee, are comprised only of non-executive directors. The composition of these committees may change from time to time in accordance with new board appointments.

COMMITTEE	PURPOSE	COMPOSITION	MEETINGS	ATTENDANCE
• **Executive committee (Dealco)** Markus Jooste (chairman) Johann du Plessis Piet Ferreira Stéhan Grobler Jo Grové Ben la Grange Frikkie Nel Danie van der Merwe Jan van der Merwe	Responsible for assisting and advising the chief executive (CE) in implementing the strategies and policies determined by the board, managing the business and affairs of the company, prioritising the allocation of capital, technical and human resources and establishing best management practices. Monitors the performance of the company and assists the CE and financial officers in preparing the annual budget for review and approval by the board. Responsible for reviewing and monitoring the company's system of internal control.	Comprises nine executives, under the chairmanship of the CE.	Meets regularly, approximately every three weeks and formally each month, with senior executive management, designated staff members and divisional directors.	The members of the executive committee attended all 11 meetings of the committee held between July 2008 and June 2009. The chairman, Len Konar, and Bruno Steinhoff, as well as various members of the executive team, regularly attend these meetings as invitees.
• **Audit committee** Dave Brink* (chairman) Dirk Ackerman** Len Konar *** Steve Booysen# * *Appointed as chairman with effect from September 2008* ** *To retire in December 2009* *** *Stepped down as chairman in September 2008* # *Appointed with effect from September 2009*	Responsible for the integrity of financial reporting and the audit process. In fulfilling this role, the committee reviews accounting principles, policies and practices adopted in the preparation of financial information in South Africa, the United Kingdom, Europe and Australia. Responsible for ensuring that risk management and internal control systems are maintained. Considers significant risk and control issues arising from the chief financial officers' reports on financial and accounting frameworks. Oversees relations with external auditors and reviews the effectiveness of the internal audit function and co-operation between the parties. Approves external auditor's appointment, terms of engagement, fees, scope of work, process of annual audit, applicable levels of materiality. Reviews the independence of external auditors and the services they provide, and establishes principles to ensure that their independence is not impaired by non-audit services provided. Responsible for overall compliance with corporate governance principles regarding external audit functions. Monitors the internal control and audit function. These functions report to and have unrestricted access to the audit committee. Considers, on an annual basis, the appropriateness of the expertise and experience of the financial director. The committee's charter was revised during the year and a new charter was adopted in June 2009. The committee, which was previously titled the audit and risk management committee, is now called the audit committee.	Comprises four members, all of whom are independent non-executive directors, under the chairmanship of the independent, non-executive director, Dave Brink. (Following the resignation of Dirk Ackerman in December 2009, the committee will comprise three members.)	Meets formally at least four times per annum, with external auditors attending the meetings.	There was full attendance by serving committee members during the year. Four committee meetings were held.

COMMITTEE	PURPOSE	COMPOSITION	MEETINGS	ATTENDANCE
• **Human resources and remuneration committee** Dirk Ackerman (chairman)* Len Konar** Franklin Sonn Dave Brink*** * *To retire with effect from December 2009* ** *To be appointed as chairman with effect from December 2009* *** *Appointed with effect from September 2009*	Responsible for reviewing and approving the remuneration and employment terms and conditions of executive directors and senior group executives in all divisions of the group. Considers senior appointments to the group. Responsible for the group's remuneration philosophy, policies, annual incentive bonus schemes and allocation of share rights. Determines the rewards of the chairman, CE, executive and non-executive directors and senior executives for individual contributions to the company's overall performance. Reviews executive succession and development plans. Reviews remuneration strategies, packages and schemes and monitors these so that they remain related to performance objectives, suitably competitive and give due regard to shareholders' interests. Ensures maintenance of appropriate human resource strategies, policies and practices.	Comprises four independent, non-executive directors under the chairmanship of the independent, non-executive director, Dirk Ackerman. (Following the resignation of Dirk Ackerman in December 2009, the committee will comprise three members.) Divisional remuneration committees have been established to deal with management remuneration at all divisions. These committees are comprised of the group CE, the divisional managing director and the group's human resource executive. These divisional committees report directly to the human resources and remuneration committee.	Meets at least twice a year with ad hoc meetings as and when required.	There was full attendance by serving committee members during the year. Two committee meetings were held.
• **Nomination committee** Len Konar (chairman) Franklin Sonn	Makes recommendations to the board on the appointment of executive and non-executive directors and the composition of the board.	Comprises two independent non-executive directors, under the chairmanship of Len Konar.	Meets at least once a year.	Both committee members attended the two meetings held during the year.
• **Group risk advisory committee** Len Konar (Chairman) Dirk Ackerman* Dave Brink Yolanda Cuba Jannie Mouton Franklin Sonn Angela Krüger-Steinhoff• Steve Booysen# * *To retire in December 2009* # *Appointed in September 2009; to chair the committee from December 2009* • *Appointed in September 2008*	Assists the board in reviewing risk management processes and significant risks facing the group. Sets the group's risk strategy in consultation with executive directors and senior management, making use of generally recognised risk management and internal control frameworks. Monitors and reports on key performance indicators and risks.	Comprises seven independent non-executive directors and one non-executive alternate director under the chairmanship of Len Konar. (Following the resignation of Dirk Ackerman in December 2009, the committee will comprise seven members.)	Meets at least once a year.	There was full attendance by serving committee members during the year.

ACCOUNTABILITY

The chief executive (CE) is responsible and accountable to the board for all group operations. As the group operates on a decentralised basis, the CE has appointed regional/divisional managing directors (MDs) and/or CEs of the main operating divisions to assist in discharging this responsibility. The duties and responsibilities of the MDs are detailed in formal role descriptions, together with prescribed limits of authority. These duties and responsibilities are approved and reviewed annually by the CE.

The company's policy of decentralisation and its flat organisational structure means that each region/division is managed autonomously. Principally, the group is managed within an organisational structure that distinguishes between the Northern Hemisphere and the Southern Hemisphere and, within these regions, each underlying region or division has its own operational, marketing, environmental, health and safety and social responsibility budget. Each division is responsible for its own results and responds individually to customer needs, pricing policies and environmental and social responsibility requirements. As the group operates in diverse industries and in differing global regions, environmental policies are set at divisional level, together with policies on health and safety and employee matters, but subject to overall guidelines set by the group.

Notwithstanding the delegation by the board of certain powers and authorities to executive management, the ultimate responsibility for retaining full and effective control over the group rests with the board. Decisions on material matters are reserved by the board, including, but not limited to, decisions on the allocation of capital resources to optimise the return on shareholders' funds and the authorisation of procurement, capital expenditure, property transactions, borrowings and investments, other than where preapproved materiality levels apply.

COMPANY SECRETARY

All directors have access to the advice and services of the company secretary, supported by the legal department and the group secretariat. The company secretary is responsible for the duties set out in section 268G of the Companies Act (the Act) and for ensuring compliance with the listings requirements of the JSE Limited.

The certificate required to be signed in terms of subsection (d) of the Act appears on page 89.

REMUNERATION

The human resources and remuneration committee

The group human resources and remuneration committee (the remuneration committee) is responsible for setting the remuneration strategy of the group, approving mandates for incentive schemes within the group and for determining the remuneration of executive and senior management positions, relative to local and international industry benchmarks. It also makes recommendations to the board on the remuneration of non-executive directors.

Full details of the group's remuneration strategy are included in the corporate responsibility report which accompanies this annual report.

Remuneration philosophy

The remuneration philosophy of Steinhoff is to attract, retain and motivate employees while considering applicable market levels of remuneration. The company's primary executive remuneration objective is to appropriately reward executive directors to ensure that their interests, as far as possible, are aligned with the interests of shareholders and to attract and retain high calibre individuals who will successfully guide the company.

Annual incentive bonus arrangements have been structured so that "stretch targets" are based on corporate, business unit and individual performance.

In setting remuneration levels, the remuneration committee commissions an independent evaluation of the roles and responsibility of the executive teams, and also that of the next levels of management in the group. The remuneration committee takes independent advice from consultants on market-level remuneration, based on like-for-like comparisons with other companies operating in fields within which the group competes for executive talent.

The remuneration committee recognises the importance of linking rewards to business and personal performance and believes that the arrangements implemented provide an appropriate focus on performance and a balance between short-term and long-term incentives. The annual bonus plan and long-term incentive arrangements provide a significant portion of the total reward for achieving business and personal performance objectives.

The remuneration committee constantly monitors market practice in order to remain competitive and to ensure that reward policies embrace all aspects of remuneration, support company strategy, and reflect good corporate governance practices. The committee has implemented changes to Steinhoff's incentive strategy to help deliver enhanced shareholder returns. Currently, no substantial changes to the company's policies on directors' remuneration are envisaged. However, the remuneration committee may from time to time develop policy and, should it determine any changes to be appropriate, the company will report these changes to shareholders through established channels of consultation and reporting.

Remuneration of employees in general

The following principles are used to determine appropriate remuneration levels:

- Employees linked to compulsory and binding bargaining and other regulatory structures and forums are paid accordingly. Team performance-related incentive systems at this level are optional to ensure achievement of targets.
- Supervisory and middle management remuneration is linked to competency levels and market relativities.
- Underperformance is not incentivised. Should any employee underperform, active steps are taken to improve performance.
- A team performance-related incentive system is compulsory for all business unit management teams.
- Strong long-term incentives, linked to performance criteria, are created to ensure that employees who perform well are retained.
- The collective incentives promote and reward entrepreneurial skills, according to performance.

Directors' remuneration

The board applies the principles of good corporate governance relating to directors' remuneration. Governance of directors' remuneration in Steinhoff is undertaken by the remuneration committee.

The remuneration committee has resolved that the directors' fees, including fees payable to non-executive directors, are to be submitted in advance for approval at each annual general meeting. In this regard, see the notice to shareholders which is separate to this annual report, detailing the matters to be considered at the forthcoming annual general meeting to be held on 7 December 2009.

The remuneration and fees paid to directors for the financial year ended 30 June 2009 are detailed on pages 196 to 199 of this annual report.

Executive directors' remuneration

Remuneration for executive directors consists of a basic salary, a performance-related incentive bonus, retirement contributions, medical scheme membership and long-term share incentive schemes. It also includes fees earned for services on the board of Steinhoff. All benefits are calculated in terms of the remuneration principles outlined in this report.

In line with the group's remuneration philosophy, remuneration is reviewed annually by the remuneration committee after evaluating each executive director's performance, including that of the CE. In addition, the remuneration packages are benchmarked individually, taking into account local, regional and global responsibilities. Details of the remuneration of the executive directors and information on share rights are set out on pages 196 to 204 of the financial statements.

Non-executive directors' remuneration

Fees for non-executive directors are recommended to the board by the remuneration committee, for approval by shareholders. The fees are reviewed annually with the assistance of external service providers. The remuneration committee takes cognisance of market norms and practices as well as the increasing responsibilities placed on board members by new legislation, regulations and corporate governance guidelines. The independent non-executive directors do not have service contracts and are not members of the group's retirement funding schemes. At the annual general meeting to be held on 7 December 2009, on the recommendation of the human resources and remuneration committees, resolutions will be proposed to maintain the fees earned by non-executive directors at the same level as that previously approved.

With effect from 2007, awards of shares or options under the group's share incentive schemes to non-executive directors were discontinued. All outstanding rights granted to non-executive directors were exercised during the 2008 financial year.

Non-executive directors receive an annual fee for their participation. The fee consists of a base fee and retainer and, where applicable, committee membership fees including fees for specific committees. Steinhoff pays for all reasonable travelling and accommodation expenses to attend board and committee meetings. The fees payable to the non-executive directors for the 2009/2010 year, including the fee payable to the chairman, will be submitted to shareholders for approval at the annual general meeting to be held on 7 December 2009.

Details of the emoluments paid to non-executive directors are shown on page 198 of the financial statements.

Basic salary and benefits

Salaries for executives are reviewed annually in September. Salaries are adjusted based on market-related activities and the performance of the individual and the group.

Annual bonus

The remuneration committee uses an annual performance bonus as an incentive to executives to achieve predetermined financial targets, based on earnings' growth and cash flow. The committee sets the financial targets annually and monitors performance against these targets.

Share incentive schemes:

Steinhoff Share Incentive Schemes

The company operates share incentive schemes for senior executives. These schemes were approved by shareholders at the annual general meetings held on 6 December 1999 and 1 December 2003 respectively.

The remuneration committee grants rights which reflect a multiple of the executive directors' remuneration. Broad-based rights are granted subject to time limits and clearly measurable performance criteria. These criteria have been set as Steinhoff achieving a compound growth in headline earnings per share over the relevant three-year period equal to or exceeding the weighted average growth of the companies included in the JSE Indi 25 index and that the volume-weighted average traded share price of Steinhoff shares equals or exceeds a formula-driven share price based on the JSE Indi 25 index and the Steinhoff share price.

The remuneration committee resolved to reduce the number of rights granted from 2006 onwards and to simplify the scheme by making annual allocations, subject to similar time limits and the same performance criteria as were applicable to the rights granted in December 2003.

The 2006 allocation was made subject to the three completed financial years commencing on 1 July 2006. The committee authorised the granting of 7 873 392 rights (of which 4 978 666 were granted). The rights were granted to both South African resident and non-resident participants and included 190 identified participants. It is anticipated that the 2006 allocation will not have met the prescribed criteria and will therefore lapse.

In 2007, a total of 9 506 874 rights were authorised to be granted to 228 participants for the three completed financial years commencing on 1 July 2007 and, in 2008, altogether 15 525 00 rights were authorised to be granted to participants for the three completed financial years commencing on 1 July 2008.

Recently, the committee considered the long-term share incentive award for the 2009 financial year and the applicable performance criteria. The committee authorised the granting of further rights, to both resident and non-resident participants.

Unitrans Share Incentive Schemes

Following the acquisition by the group on 8 May 2007 of the businesses of Unitrans Limited (Unitrans), the rights of participants to receive shares in Unitrans in terms of the Unitrans Limited Share Scheme and rights over shares in terms of the Unitrans Executive Share Rights Scheme, were amended. Participants in these schemes would now receive shares or rights, as appropriate, over shares in Steinhoff. The terms and conditions of these schemes, including vesting periods and performance hurdles, remained unchanged save that the beneficiaries became entitled to shares or rights over shares in Steinhoff, as opposed to shares or rights over shares in Unitrans. No further allocations have been made under the Unitrans Limited Share Scheme. The Unitrans Executive Share Rights Scheme, which was introduced from December 2005 and under which rights vest after three years subject to the meeting of the specified performance hurdles applicable to the Steinhoff Executive Share Rights Scheme, has now been integrated into the Steinhoff Executive Share Rights Scheme.

As at 30 June 2009, the following options/rights over shares in Steinhoff were outstanding in respect of the Unitrans' share schemes:

Unitrans Limited Share Scheme:	2 876 950
Unitrans Executive Share Rights Scheme:	1 313 812

Going forward, the remuneration committee will continue to implement long-term incentive schemes by making further annual grants against clearly measurable performance.

MANAGEMENT REPORTING

Management reporting disciplines include the preparation of annual budgets by the operating entities. These budgets are reviewed by the board and are subject to final board approval. Monthly results and the financial status of operating entities are reported against the approved budgets. Profit projections and cash flow forecasts are reviewed regularly, while working capital and borrowing levels are monitored continually. Divisional management is additionally charged with the duty of reporting on social, ethical and environmental concerns. This is more fully reported on in the corporate responsibility report issued together with this annual report.

FINANCIAL CONTROL AND REPORTING

The directors are responsible for ensuring that the group companies maintain adequate records, and for reasonable, accurate and reliable reporting on the financial position of the group and the results of its activities. Financial reporting procedures are applied in the group at all levels to meet this responsibility. Group services' executives meet regularly and formally with operating management and are effectively involved in the major decision-making processes of all group companies. Financial and other information is constantly reviewed and any action necessary is taken immediately. The financial statements are prepared in accordance with International Financial Reporting Standards.

INTERNAL CONTROL AND RISK MANAGEMENT

The group operates a robust internal control structure. The executive team is responsible for implementing the risk management strategy to ensure that an appropriate risk management framework is operating effectively across the group, embedding a risk culture throughout the group.

The board and the audit committee are provided with a consolidated view of the risk profile of the group and any major exposures and relevant mitigating actions are identified. This strategy supports the board in discharging its responsibility for ensuring that the wide range of risks associated with the group's diverse operations is effectively managed, to create and preserve shareholder wealth.

The board's policy on risk management encompasses all significant business risks to the group, including financial, operational, environmental, market compliance and general risk, which could undermine the achievement of the group's business objectives. This system of risk management has been designed so that the different business units are able to tailor and adapt their risk management processes to suit their specific circumstances. Risk assessment and reporting criteria have been structured to provide the board with a consistent, company-wide perspective of the key risks. The system of internal control, which is embedded in all key operations, provides reasonable rather than absolute assurance that the company's business objectives will be achieved within the risk tolerance levels defined by the board.

Regular management reporting, which provides a balanced assessment of key risks and controls, is an important component of board assurance. The chief financial officer(s) provide(s) quarterly confirmation to the board that the financial and accounting control frameworks established have operated satisfactorily and consistently. The board also receives assurance from the audit committee, which derives its information in part from regular internal control throughout the group and from the divisional audit committees.

INTERNAL CONTROL SYSTEMS

The internal control system that operated throughout the year covered the following areas:

- **Control environment**
  The board has put in place a documented organisational structure with clearly defined and communicated lines of responsibility and delegation of authority to operating units. Policies and procedures, including the code of ethics referred to on page 76 and the divisional policies on environmental and social issues, have been put in place to foster a strong ethical environment.

- **Main control procedures**
  The board has adopted a schedule of matters which it requires to be brought to it for consideration, ensuring that it maintains full and effective control over appropriate strategic, financial, organisational and compliance issues. The board has identified a number of key areas that require regular reporting to the board, including treasury, legal and other matters. Financial controls and procedures are in place, including procedures for seeking and obtaining approval for capital expenditure, major transactions and organisational changes, as well as organisational controls involving the segregation of incompatible duties and controls relating to the safeguarding of assets.

- **Identification and evaluation of business risks and control objectives**
  The company's strategy on risk is to assume prudent risk, which is appropriately managed and mitigated, in exchange for measurable rewards. The board has the primary responsibility for identifying the major business risks facing the group and for developing appropriate policies to manage those risks. The risk management approach is used to focus the attention of directors and management on the group's most significant areas of risk and to determine key control objectives. This process is supported by group risk advisory services.

- **Monitoring**

  The board has delegated implementation of the system of risk management and internal financial control to executive management. The operation of the system is monitored and a programme of reviews, focusing on key aspects of the business, has been carried out.

  The board conducts an annual review of the operation and effectiveness of this system of internal financial control. Following this review and after making reasonable enquiries, the board believes there have been no weaknesses in the system that have failed to bring to the board's attention any material losses or contingencies during the review period, or the period from the balance sheet date to the date of this annual report, except if noted elsewhere in this annual report.

  The directors accept responsibility for maintaining appropriate internal control systems to ensure that the group's assets are safeguarded and managed, and that losses arising from fraud or other illegal acts are minimised. Control systems are continually monitored and improved in accordance with generally accepted best practice.

- **Information systems**

  The group operates a comprehensive annual planning and budgeting system and annual budgets are reviewed and approved by the board. The financial reporting system compares results with monthly budgets to identify any significant deviation from approved plans. Reports include a monthly cash flow analysis, projected for 12 months, which is used in determining whether the group has adequate funding for its future needs.

INTERNAL AUDIT

The company's internal audit function has a formal collaboration process in place with the external auditors to ensure efficient coverage of internal controls and to eliminate any duplication of effort.

The internal audit department is a function established at corporate level, reporting directly to the audit committee and the divisional audit committees. It assists executive management and the respective audit committees in the effective discharge of their responsibilities by means of independent financial internal control and operational systems reviews.

The internal audit function operates in terms of an internal audit charter approved by the audit committee.

Internal audit evaluates and assesses the adequacy of risk management processes and internal control frameworks and reports any significant issues, making recommendations to improve these processes. The internal audit function reviews the effectiveness of financial and non-financial controls over all processes that contribute to the achievement of organisational objectives. It also provides information on the status and results of the annual audit plan.

Any weaknesses or breakdown in controls identified by internal audit are discussed with the relevant management team and are reported to the divisional audit committees and, if material, to the Steinhoff audit committee. A programme of follow-up audits on any unsatisfactory ratings is rigorously applied to ensure appropriate and timeous remedial action. The results of follow-up audits are tabled at the relevant divisional audit committee meetings.

The internal audit function has mainly been internalised and dedicated group personnel have been charged with the responsibility of undertaking internal audits independently from operational management. However, in certain parts of the group, the internal audit function has been outsourced to independent professional service providers.

During the review period the internal audit process did not highlight any material breakdowns in internal control.


STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Holding company board)
Ultimately responsible for group risk management
STEINHOFF GROUP RISK ADVISORY COMMITTEE
Annual international non-executive report on key risks
STEINHOFF AFRICA/ PACIFIC RIM
Quarterly regional executive report on key risks
STEINHOFF EUROPE
Quarterly regional executive report on key risks
AUDIT COMMITTEE
Quarterly internal audit report on group management of risk
• Evaluates and reviews group risk
• Evaluates and reviews internal controls and audit processes continually and reports quarterly at group level, receives reports and reviews quarterly
• Evaluates and reviews group risk management process
• Evaluates and reviews reports of the external auditor
• Monitors implementation of the recommendations of the external auditor
STEINHOFF INTERNATIONAL GROUP RISK ADVISORY COMMITTEE (NON-EXECUTIVE)
• Evaluates group risk strategy
• Monitors and reports on KPIs in respect of risks
• Independent identification of major risks facing group
STEINHOFF PACIFIC RIM
(Subsidiary company board)
Steinhoff Pacific Rim
• Quarterly regional executive report on key risks
• Monthly executive meetings: evaluates and monitors risks at a micro-level
• Audit committees are in place
STEINHOFF AFRICA
(Subsidiary company board)
Steinhoff Africa divisional boards (Unitrans, PG Bison, Raw Materials, Steinbuild)
• Quarterly regional executive report on key risks
• Monthly executive meetings: evaluates and monitors risks at a micro-level
• Audit committees are in place for all divisional boards
STEINHOFF EUROPE
(Subsidiary company board)
Steinhoff Europe divisional boards (German, Eastern European, Benelux)
• Quarterly regional executive report on key risks
• Monthly executive meetings: evaluates and monitors risks at a micro-level
• Audit committees are in place
Steinhoff UK Holdings
• Audit committee
• Quarterly regional executive reports on key risks and their management are given

RISK MANAGEMENT

The board of Steinhoff recognises the critical importance of risk management and takes ultimate responsibility for this function. The company complies with the risk management requirements and principles of King II, and an enterprise-wide integrated risk management approach has been adopted in line with international best practice. The board is supported by executive and non-executive committees in the identification and management of risks, in accordance with the process highlighted above.

The internal audit department regularly reviews the implementation and management of the risk profile through the internal audit process.

The group manages its risks with a varying degree of central guidance. The major classifications of the risks facing the group have been identified as follows.

- Financial risks: refer to the finance report on pages 33 and 34 for details of the financial risks.
- Operational risks and market-related and general risks (including environmental risks): refer to the separate corporate responsibility report accompanying this annual report for details of the risk management approach adopted to mitigate and/or manage these risks.

The group risk management structure outlined on page 74 reflects the risk reporting and management structures in place throughout the group.

EXTERNAL AUDIT

The external auditors report on their audit findings to the various divisional audit committees and to the audit committee of Steinhoff. The external auditors have unrestricted access to the chairman of the Steinhoff audit committee should they wish to discuss any findings.

The audit committee considered the position of Deloitte & Touche and resolved that Deloitte & Touche is independent of the group and has recommended the reappointment of Deloitte & Touche as auditors. This view and recommendation was endorsed by the board of directors on 8 September 2009. The reappointment of the auditors will be a matter for consideration by the shareholders at the annual general meeting to be held on 7 December 2009.

The external auditors have confirmed to the audit committee that they are not aware of any relationships between the group and themselves that were in place or occurred during the year under review that, in their professional opinion, could reasonably be held or perceived to impact on their independence.

The group has adopted a policy to regulate the use of the external auditors for non-audit services, including consulting services. The policy details the non-audit services which may not be performed by the external auditors and prescribes preapproval requirements for non-audit services that, subject to the requisite preapprovals being obtained, may be undertaken by the external auditors. The principles for this policy have been determined by the audit committee.

STAKEHOLDER COMMUNICATION AND INVESTOR RELATIONS

The board believes that balanced and understandable communication of the group's activities to stakeholders is essential and it strives to clearly present any matters material to a proper appreciation of the group's position. The interests and concerns of stakeholders are addressed wherever possible by communicating information as it becomes known, regardless of any potentially positive or negative impact. The company encourages the active participation of shareholders at general meetings and arranges for corporate and divisional executives to attend regular meetings with shareholders and potential investors. The annual general meeting is normally attended by all the directors and shareholders are encouraged to be present and to ask questions. Shareholders are afforded the opportunity to meet with the directors after the formal proceedings have ended.

The group values its relationships with both institutional and private investors and adopts a proactive approach to ensure that communications are handled appropriately. There is regular two-way communication with investors and analysts, including presentations after the interim and year-end results and site visits. The results for the year under review were presented on 8 September 2009 and, simultaneously, to invited global institutional shareholders via electronic medium.

The board ensures that all directors, including non-executive directors, develop an understanding of the views of major shareholders through attendance at analyst presentations and other meetings with institutional investors and their representative bodies. Directors met with representatives of institutional shareholders in 2009 to discuss corporate governance matters.

The group adopts a proactive stance in disseminating appropriate operational information to stakeholders through print and electronic news releases in addition to the statutory publication of the group's financial performance and announcements required in terms of the listings requirements of the JSE Limited.

The website, www.steinhoffinternational.com enables all shareholders to access results presentations and detailed information on the group and its portfolios. Ms Mariza Nel is responsible for stakeholder and investor communication and relations for Steinhoff (email: investors@steinhoff.co.za). Further information on stakeholder communication is contained in the corporate responsibility report which accompanies this annual report.

ETHICS

We require our employees, in the performance of their duties, to act in good faith in a manner promoting our aspiration to be a good corporate citizen and we have adopted a code of ethics committing the group, its directors and employees to the highest standards of conduct.

This code has been endorsed by the directors and a formal ethics programme has been rolled out throughout the group under the guidance of the company secretary and group compliance manager, who ensure that the code is reviewed annually.

The code addresses *inter alia*:

- Conflicts of interest. The code incorporates specific policy and guidelines on the disclosure of any conflicts of interest and on making sensitive payments.
- The acceptance of gifts. With the exception of small, token gifts which must be recorded in a register, no employee may accept any gift, payment, incentive, favour or any other business courtesy that may influence his or her actions, or Steinhoff's actions, with regards to a third party. The code includes a list of prohibited transactions.
- Bribes and political contributions. Adherence to anti-corruption laws and regulations is non-negotiable.
- Record keeping. The books and records of the company must reflect all business transactions in an accurate and timely manner.
- Promotion of competition. Steinhoff believes in the principles of free competitive enterprise and the code incorporates the group's anti-competition/anti-trust policy and guidelines, detailing specific prohibitions.
- Non-discrimination. Steinhoff expects all employees to treat fellow employees with respect and consideration.
- The group's commitment to shareholders and stakeholders, as well as policies and guidelines on the personal conduct of management officials and other employees.

Compliance with the code is monitored by divisional management and any infringements are dealt with appropriately at that level. Serious contraventions of the code are reported at board level. No serious breaches of the code were reported during the period under review.

FRAUD AND ILLEGAL ACTS

The group does not engage in or accept or condone the engaging in of any illegal acts in the conduct of its business. The directors' policy is to actively pursue and encourage prosecution of perpetrators of fraudulent or other illegal activities should they become aware of any such acts and a zero tolerance approach has been adopted. The group has implemented a confidential fraud line, which is managed and administered by KPMG, to facilitate the reporting of any fraud or illegal acts. Further information is contained on page 51 of the corporate responsibility report which accompanies this annual report.

All reports are followed up on and are the subject of separate investigations. There were no frauds or misdemeanours of any significance which were reported via the confidential fraud line during the year ended 30 June 2009.

INSIDER TRADING

The group has an insider trading policy, which prohibits directors and named officers of the company and its material subsidiaries from dealing in the company's shares, either directly or indirectly, on the basis of unpublished price sensitive information about the business or affairs of the group and its subsidiaries. Employees are advised not to deal, directly or indirectly, in the company's shares or warrants or shares of listed subsidiaries of the group on the basis of unpublished price-sensitive information. No director or officer who is privy to such information may trade in the company's shares or warrants during embargo periods determined by the board, or during closed periods, and all dealings by directors and officers in the company's shares, or shares of any listed subsidiaries of the group, must receive the prior approval of the CE to ensure compliance with this policy. Dealings in such shares by the CE must receive the prior approval of the compliance officer and dealings in such shares by the chairman must in turn receive the prior approval of the CE and the compliance officer. Closed periods are the periods between the end of the interim and annual reporting periods and the announcement of financial and operating results for these reporting periods, together with any periods during which the company may be trading under a cautionary announcement.

A report of all dealings by directors and officers in the shares of the company is tabled at each board meeting of the company. All share dealings by directors of the company and its major subsidiaries, including share dealings by the company secretary, are notified to the JSE Limited for publication via the Stock Exchange News Services (SENS).

INTEREST IN CONTRACTS

The group has a policy regulating disclosure of interest in contracts. The policy dictates that all employees must disclose any interest in contracts to assess any possible conflict of interest. The policy also covers directors and senior officers of the group who must disclose any interest in contracts, as well as other appointments, to assess any conflict of interest in fiduciary duties. During the year under review, save as may be disclosed in the financial statements, none of the directors had a significant interest in any material contract or arrangement entered into by the company or its subsidiaries.

GOING CONCERN STATEMENT

The directors report that, after making enquiries, they have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going-concern basis in preparing the financial statements.

BOARD OF DIRECTORS

Executive

MARKUS JOHANNES JOOSTE (48)
BAcc, CA(SA)
Markus is an executive director and chief executive officer of the Steinhoff group. In 1988, Markus joined Gommagomma Holdings (Proprietary) Limited (now Steinhoff Africa Holdings (Proprietary) Limited) as financial director and became involved in merging the southern African furniture operation with the extensive interests of Bruno Steinhoff. In 1998, Markus was appointed as executive director and took responsibility for the European operations of the group and also for directing the group's international marketing and financial disciplines. In 2000, Markus was appointed group managing director of Steinhoff International and chairman of Steinhoff Africa. Markus also serves on the boards of various non-listed group companies and the following listed companies: PSG Group Limited (member of the remuneration committee), KAP International Holdings Limited (member of the remuneration committee) and Phumelela Gaming and Leisure Limited (member of the remuneration committee).

FREDRIK JOHANNES NEL (50)
BCompt (Hons), CA(SA)
Frikkie is an executive director and the financial director of Steinhoff. He was appointed as financial director of Steinhoff in 1998 and also acted as company secretary for the group. After serving as an accountant with a private company, he joined Gommagomma Holdings (Proprietary) Limited (now Steinhoff Africa Holdings (Proprietary) Limited) as financial manager in 1989, becoming financial director in 1990. He qualified as a chartered accountant in 1993.

IAN MICHAEL TOPPING (49)
MA, MBA
As the chief executive officer of the UK division, Ian heads the group's manufacturing, retail and logistics operations in the United Kingdom. He joined the group in 2001 following the acquisition of Relyon Group plc in the United Kingdom, a furniture manufacturing group of which he was chief executive from 1993 to 2001. Ian has an MA in Engineering Science and Economics from Oxford University and an MBA from Manchester Business School combined with a period of study at New York University Graduate School of Business. His early career was in the oil industry and management consultancy. Ian was appointed as executive director in December 2005.

DANIËL MAREE VAN DER MERWE (51)
BComm, LLB
Danie was elected to the Steinhoff board in 1999 and is chief executive officer for Steinhoff Africa and Asia Pacific. He was admitted as an attorney of the High Court of South Africa in 1986 and practised as an attorney specialising in the commercial and labour law fields. In 1990, Danie joined the Roadway Transport Group and was instrumental in developing the strategic direction and growth of this group. In early 1998, following the merger of Roadway Transport Group with Steinhoff Africa, Danie joined the group. He currently serves on the boards of Unitrans Holdings (Proprietary) Limited, PG Bison Group, Steinhoff Asia Pacific Limited, KAP International Holdings Limited and holds several other appointments within the group, with specific responsibility for the company's operations in Africa, Australia, New Zealand, China and India.



STEPHANUS JOHANNES GROBLER (50)

BComm (Econ Hons), LLB

Stéhan is an executive director and company secretary. In December 1999, Stéhan was appointed company secretary of Steinhoff and joined the group in a more formal relationship on 1 July 2000. Stéhan was admitted as an attorney of the High Court of South Africa in 1989. He is also admitted as a notary public, conveyancer and to appear in the High Court of South Africa. Stéhan gained extensive experience practising in the business and corporate law fields advising various companies, listed and unlisted, on commercial and company law issues. Stéhan also acts as the compliance officer and as director for various group and other companies. Stéhan was appointed as alternate executive director in December 2005 and became an executive director of Steinhoff with effect from 1 May 2009. In addition Stéhan took over the responsibilities of group treasury and financing activities for the group.

HENDRIK JOHAN KAREL FERREIRA (PIET) (54)

BCompt (Hons), CA(SA)

Piet was appointed as an alternate executive director with effect from December 2005. He commenced his career in corporate finance in 1986 and worked in several merchant banks before joining Steinhoff on 1 January 2002. During his career with South African merchant banks, he was involved with various corporate finance transactions, including Steinhoff's initial public offering on the JSE in 1998. Piet has extensive experience and expertise in the field of mergers and acquisitions (M & A), rights offers, company restructures and general corporate finance advice. His responsibilities with Steinhoff International Group Services include the provision of internal corporate advisory services relating, in particular, to M & A and other growth opportunities. Piet is also a serving member of the Issuer Services Advisory Committee of the JSE Limited. Piet became an executive director of Steinhoff and Steinhoff Investment Holdings Limited with effect from 1 May 2009. In addition he took on full responsibility for the Group's Corporate Services, which department focuses on M & A and general advisory and secretarial services.

KAREL JOHAN GROVÉ (60)*

Jo is the chief executive officer of Unitrans and joined Steinhoff as a non-executive director in September 2000. He has more than 36 years' experience in the accounting and banking industries.

His career began in 1969 when he was appointed cost and works accountant with Shaft Sinkers (Proprietary) Limited. In 1976 he founded Medical Leasing Services, a company providing specialised financial services, mainly to medical doctors. In 1987 the business was sold to the Absa group, the name was changed to MLS Bank, and Jo was appointed chief executive officer, a position he held until 1995. Later that year, he established Imperial Bank and served on the main board of Imperial Holdings until he joined Unitrans Limited as chief executive in September 1998.

Jo was appointed an executive director of Steinhoff, following the approval and implementation of the acquisition of the majority shareholding in Unitrans Limited. He also serves on the board of SA PGA Tour. Jo became an alternate executive director with effect from 10 December 2007.

JOHANNES NICOLAAS STEPHANUS DU PLESSIS (60)*

BComm, LLB

Johann has been a non-executive director of Steinhoff since 2002 and was appointed an executive member of the group services team and alternate executive director with effect from 1 March 2006. He is a trial lawyer by profession and was a member of the Johannesburg and later the Cape Bar. He was admitted as counsel during 1974 and took silk in 1989. He has been exposed during the course of his career to a wide range of commercial matters. He has occasionally acted as judge in the High Court. He advises on and is engaged in matters related to governance, tax, property, competition and the environment; he also deals with litigation.

* Alternate director



BOARD OF DIRECTORS

Non-executive

DEENADAYALEN KONAR (55)
BComm, MAS, DComm, CA(SA)
Len was appointed as the independent non-executive chairman of the board with effect from 30 September 2008. Len is a professional director of companies. Prior positions include executive director of internal audit portfolio and head of investments at the Independent Development Trust, and professor and head of the department of accountancy at the University of Durban-Westville. He is a past Patron of the Institute of Internal Auditors South Africa, and a member of the King Committee on Corporate Governance in South Africa, the Securities Regulation Panel and the Institute of Directors. He was appointed Chairperson of the ministerial panel for the review of the regulation of accountants and auditors in South Africa in 2003. He is co-chairman of the Implementation Oversight Panel of the World Bank, Washington and past chairman and member of the External Audit Committee of the International Monetary Fund. Len is also a non-executive director of the South African Reserve Bank, Sappi Limited and Exxaro Resources Limited. During the year under review, Len was a member of the audit committee and chairman of the risk advisory committee and the nomination committee. He was recently elected as chairman of the human resources and remuneration committee.

DIRK EMIL ACKERMAN (75)
Dirk is an independent non-executive director and the chairman of the human resources and remuneration committee, a position he has held since joining the group in September 1998. He has more than 41 years of management experience. He joined Chubb and Sons Lock & Safe Group in 1961 and was appointed managing director of Chubb Holdings Limited in 1981. In addition, during the 1980s and 1990s, Dirk acted as chairman of the Security Officers Board, chairman of The Air Traffic and Navigation Company and chairman of Sun Air. He became chairman and chief executive in 1986 and, from retirement in June 1994, acted as non-executive chairman until 1996. Dirk completed several management courses with the University of Cape Town Graduate School of Business and Henley Management College in the United Kingdom. In October 1993, Dirk received the order for meritorious service – silver from the state for public and private sector service.

Dirk will be retiring from the board in December 2009.

DAVID CHARLES BRINK (70)
MSc Eng (Mining), DComm (hc), Graduate Diploma in Company Direction
Dave was appointed to the board as an independent non-executive director in December 2008.

Dave is chairman of Absa Bank Limited and Absa Group Limited and a director of Sappi Limited. He retired recently from the boards of BHP Billiton and BHP Billiton PLC, where he was chairman of the sustainability committee and a member of the risk management and audit committee. He is currently a board member of the National Business Initiative, co-chairman of the Business Trust and a vice-president of the Institute of Directors in South Africa.

Dave previously acted as independent non-executive chairman to Unitrans Limited until the termination of its listing on 27 May 2007.



STEFANES FRANCOIS BOOYSEN (47)

BCompt (Accounting)(Hons), MCompt DComm(Accounting), CA(SA)

Steve was appointed to the board as an independent non-executive director on 8 September 2009.

He completed his articles with Ernst & Young and acted as lecturer at the University of South Africa. In 2006 he was appointed as Council Member of the University of Pretoria. Steve is the former Group chief executive officer of Absa Group Limited.

YOLANDA ZOLEKA CUBA (32)

BComm (Statistics), BComm Hons (Accounting), CA(SA)

Yolanda was appointed to the board as an independent non-executive director in December 2008.

Yolanda Cuba is the chief executive officer of Mvelaphanda Group Limited, one of South Africa's leading listed black-owned investment companies. She joined Mvelaphanda in their Corporate Finance division in early 2003 and was appointed Deputy CEO later that year. She has been responsible for initiating and executing a number of the group's major investments. At 29 years of age, she became one of the youngest CEOs of a JSE-listed company.

She is a Chartered Accountant by profession and holds a BComm (Statistics) from the University of Cape Town and a BComm Honours degree in Accounting from the University of Natal (Durban). She has worked at Robertsons Foods (now part of Unilever) and Fisher Hoffman PKF.

She also sits on a number of boards including Absa Bank Limited, AVUSA Limited and Life Healthcare.

CLAAS EDMUND DAUN (66)

BAcc, CA

Claas joined Steinhoff Germany as non-executive director in 1992 and has acted as a non-executive director of Steinhoff since its listing in 1998. Claas has extensive experience of management and investments worldwide and is a corporate investor in several industries. He is currently a member of the boards of KAP International Holdings Limited, KAP AG, Courthiel Holdings (Proprietary) Limited, DAUN & CIE. AG, Stöhr AG, Mech. Baumwoll-Spinnerei & Weberei Bayreuth AG and Oldenburgische Landesbank AG, and holds several other directorships. Claas is also honorary consul of South Africa in Lower Saxony, Germany. Claas holds a masters' degree in business commerce from the University of Cologne and qualified as a chartered accountant in 1975.

JOHANNES FREDERICUS MOUTON (63)

BComm (Hons), CA(SA), AEP

Jannie is the executive chairman of PSG Group which he founded in 1995. PSG has, *inter alia*, established Capitec Bank, PSG Konsult, Zeder Investments, PSG Fund Management and Paladin Capital. Jannie is currently chairman of Zeder Investments and Paladin Capital and was chairman of Capitec Bank from inception in 2001 until 2007. He also serves on the boards of Pioneer, Kaap Agri and KWV.

Jannie commenced his career with articles at the now-named PricewaterhouseCoopers, after which he joined Federal Volksbeleggings. In 1982 he co-founded the stockbroking firm Senekal Mouton and Kitshoff.



BOARD OF DIRECTORS

Non-executive

FRANKLIN ABRAHAM SONN (70)

BA, HdipEd (Hons), FIAC

Franklin joined Steinhoff as an independent non-executive director in 2002. He was appointed democratic South Africa's first ambassador to the United States of America from 1995 to 1998. He returned to South Africa in 1999 and is the recipient of 13 honorary doctorates in law, education, humanities and philosophy from various institutions in South Africa, Europe and North America. He served as rector of Peninsula Technikon for 17 years and has been serving as chancellor of the University of the Free State since 2002. Current board positions include chairman of Piazza (Proprietary) Limited (holding company for the 5-star Airport Sun Inter-Continental Hotel at OR Tambo Airport), Imalivest (Proprietary) Limited, Xinergistics Management Services (Proprietary) Limited, African Star Ventures (Proprietary) Limited, KV3 Engineers (Proprietary) Limited, Ekapa Mining (Proprietary) Limited as well as non-executive director of Sappi Limited, Macsteel Holdings Limited, Esorfranki Limited, Pioneer Food Group Limited and RGA Reinsurance Company of South Africa.

BRUNO EWALD STEINHOFF (71)

Bruno is the founder of the Steinhoff group and served as chairman until the end of September 2008. He relinquished executive duties from 1 April 2008 and continues to serve as non-executive director. After studying industrial business, Bruno started his furniture trade and distribution business in June 1964 in Westerstede, Germany. In 1971, he expanded into manufacturing with the first upholstery factory in Remels. During the 1980s, Bruno acquired interests in central and eastern Europe and also ventured into South Africa in a joint-venture with Claas Daun involving Gommagomma Holdings. He has 45 years of experience in the furniture business and more than 38 years' manufacturing experience. Bruno also serves on the regional board of Commerzbank for Northern Germany.

ANGELA KRÜGER–STEINHOFF (38)*

BComm: Economic Science

Angela obtained her degree in Economic Science in 1997 at the European Business School, Oestrich-Winkel, Germany. She began her professional career with Walt Disney World Company in Florida in 1991 and also worked for various European and US Corporations. She joined the Steinhoff Group in 1997 as a financial manager. In 1999 she was seconded to act as Managing Director of the Australian operations. She resigned from the group at the end of 2005 and now attends to the Steinhoff Family Investments. She has 10 years' experience in the industry, specific knowledge of and extensive experience of management and investments globally. She was appointed as an alternate non-executive director to Bruno Steinhoff on 7 March 2007.

* Alternate non-executive director





ATTENDANCE AT MEETINGS	9 SEPTEMBER 2008	1 DECEMBER 2009	2 MARCH 2009	1 JUNE 2009
Steinhoff International Holdings Limited Board				
Dirk Ackerman	✓	✓	✓	✓
Dave Brink	✓	✓	✓	✓
Yolanda Cuba	✓	✓	✓	✓
Claus Daun	✓	✓	✓	✓
Piet Ferreira†	✓	✓	✓	✓
Stéhan Grobler†	✓	✓	✓	✓
Markus Jooste	✓	✓	✓	✓
Len Konar#	✓	✓	✓	✓
Jannie Mouton	✓	✓	✓	✓
Frikkie Nel	✓	✓	✓	✓
Franklin Sonn	✓	✓	✓	✓
Bruno Steinhoff+	✓	✓	✓	✓
Ian Topping	✓	✓	✓	✓
Danie van der Merwe	✓	✓	✓	✓
Jan van der Merwe*	✓	✓	✓	–
Alternates				
Johann du Plessis	✓	✓	✓	✓
Jo Grové	✓	✓	✓	✓
Angela Krüger-Steinhoff	✓	✓	✓	✓

+ *Stepped down as chairman at the end of September 2008 – now serving as a non-executive director*
# *Appointed independent non-executive chairman at the end of September 2008*
* *Resigned from the board with effect from 1 May 2009*
† *Appointed as executive directors with effect from 1 May 2009 (previously served as alternate directors)*

VALUE-ADDED STATEMENT



6%
7%
5%
15%
2009



19%
6%
3%
13%
2008



12%
6%
4%
12%
2007
DISTRIBUTION OF WEALTH
Salaries and wages
Interest paid
Taxation paid
Dividends and capital distributions paid
Reinvested

VALUE-ADDED STATEMENT	2009	2008
	R'000	R'000
Turnover	50 868 641	45 045 885
Cost of products and services	(37 080 365)	(32 057 176)
Value added	13 788 276	12 988 709
Income from investments	(959 424)	(786 768)
Total wealth created	12 828 852	12 201 941
Distribution of wealth		
Salaries and wages	8 598 977	7 224 435
Interest paid	1 968 348	1 554 962
Taxation paid	581 254	366 133
Dividends and capital distributions paid	939 626	736 058
Reinvested	740 647	2 320 353
	12 828 852	12 201 941

INDEPENDENT AUDITORS' REPORT

to the members of Steinhoff International Holdings Limited

We have audited the group annual financial statements of Steinhoff International Holdings Limited, which comprise the directors' report, audit committee report the balance sheet at 30 June 2009, the income statement, the statement of recognised income and expense and cash flow statement for the year then ended, a summary of significant accounting policies and other explanatory notes as set out on pages 86 to 210.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the group financial statements present fairly, in all material respects, the financial position of the group as at 30 June 2009, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

Deloitte & Touche.

Deloitte & Touche
Registered Auditors
Per U Böhmer
Partner
8 September 2009
221 Waterkloof Road
Waterkloof
Pretoria
0181

DIRECTORS' REPORT

for the year ended 30 June 2009

The directors have pleasure in presenting the group annual financial statements of Steinhoff International Holdings Limited (Steinhoff), for the year ended 30 June 2009.

Steinhoff is a holding company invested predominantly in household goods and related industries with interests in continental Europe, the Pacific Rim, the United Kingdom and southern Africa. With revenues in excess of R50 billion (2008: R45 billion), Steinhoff today employs a vertically integrated and geographically diverse business model, consolidating all points of contact from raw material to retail outlet across an extensive product offering.

The results for the year under review are fully set out in the attached annual financial statements.

The board has resolved to award non-renounceable capitalisation shares from the share premium account to shareholders recorded in the register at the close of business on Friday 4 December 2009 (2008: 5 December 2009) (the capitalisation share award). All shareholders will be awarded the opportunity to elect to receive a cash distribution of 60 cents per share in lieu of the capitalisation share award. Elections will close on Friday, 4 December 2009 at 12:00 and the payment and issue date will be Monday, 7 December 2009 (2008: 8 December 2008).

		ISSUED SHARE CAPITAL	EFFECTIVE SHAREHOLDING %
Steinhoff's subsidiary is Steinhoff Investment Holdings Limited (Steinhoff Investment)	Ordinary shares	R75 000	100
	Preference shares	R15 000	31
Steinhoff Investment's subsidiaries are:			
Phaello Finance Company (Proprietary) Limited		R22 000	100*
Steinhoff Africa Holdings (Proprietary) Limited		R35 700	100
Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria)		€35 790	100

* *Held 50% directly and 50% indirectly.*

The attributable interest of the company in the aggregated net income after taxation of all its direct and indirect subsidiaries for the year ended 30 June is:

	2009 R'000	2008 R'000
Aggregate amount of profit after taxation	**3 974 207**	3 873 884
Aggregate amount of loss after taxation	**(595 329)**	(563 847)
	3 378 878	3 310 037

During the year, the group invested R1 547 million (2008: R2 200 million) in property, plant and equipment and R23 million (2008: R20 million) in investment property. Capital expenditure was funded by internally generated cash and bank facilities.

Further information relating to the investment in property, plant and equipment and investment property of the group is presented in notes 11 and 12 to the annual financial statements.

MAJOR TRANSACTIONS

Broad-based black economic empowerment (B-BBEE) ownership transaction (the B-BBEE transaction)

On 2 December 2008, Steinhoff introduced its B-BBEE ownership transaction to the participating staff members. This transaction was approved at the annual general meeting held on 1 December 2008. The transaction was well received by staff and a detailed roll-out and implementation programme commenced in January 2009. This transaction introduced Steinhoff's permanent South African staff and black management as shareholders. Upon the release of the 2009 annual financial statements of the operating entities, the B-BBEE ownership points obtained through this transaction will be verified by an accredited rating agency and all South African operations will benefit from the score obtained.

SHARE CAPITAL

The company's authorised share capital comprises R16 million, divided into 3 000 000 000 ordinary shares of 0,5 cents each and 1 000 000 000 non-cumulative, non-redeemable, non-participating, variable rate preference shares of 0,1 cents each.

The following ordinary shares were issued during the year:

DATE	NUMBER OF SHARES	R'000
24 November 2008	19 698 873	10 480

The issue of shares was for the settlement of the group's obligation under the share incentive schemes.

At year-end, subsidiaries and special-purpose vehicles of the group held 89 072 056 (2008: 80 976 206) shares which have been netted off against issued ordinary share capital as treasury shares. In addition, the company has reserved for the allocation and potential issue on conversion 119 338 793 (2008: 119 338 793) ordinary shares under its obligations to the holders of convertible bonds due in 2013 and 2015 respectively.

CONTRACTS

No contracts, other than those disclosed in note 42.6, in which directors and officers of the company had an interest and that significantly affected the affairs or business of the company or any of its subsidiaries or which could have resulted in a conflict of interest, were entered into during the year.

POST-BALANCE SHEET EVENTS

On 31 July 2009, Steinhoff Investment entered into an agreement to acquire the remaining 55% interest in Hemisphere International Properties BV (Hemisphere) from Dolus Grundstücksverwaltungs GmbH. At 30 June 2009, Steinhoff Europe AG, held a 45% interest in Hemisphere. The purchase consideration of €106 190 000 was settled by the delivery of 72 143 777 (delivery of 15 000 000 from treasury shares and the issue of 57 143 777) ordinary listed shares in the company at the price of R16,15, equating to a total consideration of R1 165 122 000 (at the exchange rate of €1:R10,97205).

At the board meeting held on 8 September 2009, the company appointed Dr Stefanes Francois Booysen as an independent non-executive director of the company.

Except as disclosed above, the directors are not aware of any significant post-balance sheet events that will have a material effect on the group's results or financial position as presented in these financial statements.

DIRECTORS' REPORT

for the year ended 30 June 2009 (continued)

DIRECTORATE

The executive directors in office during the financial year and date of this report were:

Markus Johannes Jooste – Chief executive officer
Hendrik Johan Karel Ferreira (appointed 1 May 2009) (previously alternate director)
Stephanus Johannes Grobler (appointed 1 May 2009) (previously alternate director)
Fredrik Johannes Nel – Financial director
Ian Michael Topping (British)
Daniël Maree van der Merwe
Johannes Henoch Neethling van der Merwe (resigned 1 May 2009)

The non-executive directors in office during the financial year and date of this report were:
Dr Deenadayalen Konar* – Chairman
Dirk Emil Ackerman*
Dr Stefanes Francois Booysen* (appointed 8 September 2009)
David Charles Brink*
Yolanda Zoleka Cuba*
Claas Edmund Daun (German)*
Johannes Fredericus Mouton*
Dr Franklin Abraham Sonn*
Bruno Ewald Steinhoff (German)

The alternate directors in office during the financial year and date of this report were:
Johannes Nicolaas Stephanus du Plessis
Karel Johan Grové
Angela Krüger-Steinhoff (German)**

* Independent non-executive director
** Non-executive director

DIRECTORS' SHAREHOLDING

At 30 June 2009, the present directors of the company held direct and indirect interests in 231 374 284 (2008: 221 238 365) or 16,9% (2008: 16,4%) of the company's issued ordinary shares.

There have been no changes to directors' shareholding between year-end and the date of this report. Details of individual holdings are disclosed in note 43.

CORPORATE GOVERNANCE

The group complies with the listings requirements of the JSE Limited (JSE) and in all material respects with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

SHARE INCENTIVE SCHEMES

The share incentive schemes were approved by shareholders to provide for 10% of issued share capital from time to time. The directors are authorised to issue, allot or grant rights in respect of up to a maximum of 18 500 000 (2008: 36 000 000) shares of the company from time to time in terms of the employee share incentive schemes. It is noted that the market-related performance hurdles in respect of the share incentive scheme granted December 2003 were met and the last tranche matured on 1 December 2008.
Details of participation by directors in the share incentive schemes are set out in note 43 of the annual financial statements.

SECRETARY

Stephanus Johannes Grobler acts as secretary to the company.

Business address	**Postal address**
28 Sixth Street	PO Box 1955
Wynberg	Bramley
2090	2018

APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

It is the directors' responsibility to ensure that the annual financial statements fairly present the state of affairs of the group. The external auditors are responsible for independently auditing and reporting on the financial statements.

The directors are also responsible for the systems of internal control. These are designed to provide reasonable, but not absolute, assurance on the reliability of the financial statements, to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect material misstatement and loss. The systems are implemented and monitored by suitably trained personnel with an appropriate segregation of authority and duties. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The financial statements set out in this report have been prepared by management on the basis of appropriate accounting policies which have been consistently applied except where stated otherwise. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

The directors reasonably believe that the group has adequate resources to continue in operation for the foreseeable future, and the annual financial statements have therefore been prepared on the going-concern basis.

The annual financial statements for the year ended 30 June 2009, which appear on pages 92 to 210, were approved by the board and signed on its behalf on 8 September 2009.

Dr Deenadayalen Konar
Independent non-executive chairman

Markus Johannes Jooste
Chief executive officer

SECRETARY CERTIFICATION

I certify, in accordance with section 268 G(d) of the South African Companies Act, 1973, as amended (the Act) that the company has lodged with the Registrar of Companies all such returns as are required for a public company in terms of the Act and that all such returns are true, correct and up to date.



Stephanus Johannes Grobler
Company secretary

AUDIT COMMITTEE REPORT

for the year ended 30 June 2009

BACKGROUND

The committee is pleased to present our report for the financial year ended 30 June 2009 as recommended by the King II report on Corporate Governance and in line with the South African Companies Act, 61 of 1973 (as amended) (the Act).

The committee's operation is guided by a formal detailed charter that is in line with the Act and is approved by the board as and when it is amended. The committee has discharged all its responsibilities as contained in the charter. This process is supported by the audit subcommittees which are in place for all operating divisions and subsidiaries. These subcommittees meet in terms of formal mandates and deal with all issues arising at the operational division or subsidiary level. These subcommittees, then elevate any unresolved issues of concern to the Steinhoff International audit committee.

OBJECTIVE AND SCOPE

The overall objectives of the committee are as follows:

- To review the principles, policies and practices adopted in the preparation of the accounts of companies in the group and to ensure that the annual financial statements of the group and any other formal announcements relating to the financial performance comply with all statutory, regulatory and Steinhoff requirements as may be required.
- To ensure that the consolidated interim abridged financial statements of the group comply with all statutory, regulatory and Steinhoff requirements and similarly, that the financial information contained in any consolidated submissions to Steinhoff is suitable for inclusion in its consolidated financial statements.
- To annually assess the appointment of the auditors and their independence, recommend their appointment and approve their fees.
- To review the work of the group's external and internal auditors to ensure the adequacy and effectiveness of the group's financial, operating compliance and risk management controls.
- To review the management of risk and the monitoring of compliance effectiveness within the group.
- To perform duties that are attributed to it by the Act, the JSE and King II.

The committee performed the following activities:

- Received and reviewed reports from both internal and external auditors concerning the effectiveness of the internal control environment, systems and processes.
- Reviewed the reports of both internal and external auditors detailing their concerns arising out of their audits and requested appropriate responses from management resulting in their concerns being addressed.
- Made appropriate recommendations to the board of directors regarding the corrective actions to be taken as a consequence of audit findings.
- Considered the independence and objectivity of the external auditors and ensured that the scope of their additional services provided was not such that they could be seen to have impaired their independence.
- Reviewed and recommended for adoption by the board such financial information that is publicly disclosed which for the year included:
  - the annual report for the year ended 30 June 2009
  - the interim results for the six months ended 31 December 2008.
- Considered the effectiveness of internal audit, approved the one year operational strategic internal audit plan and monitored adherence of internal audit to its annual plan.

The audit committee is of the opinion that the objectives of the committee were met during the year under review.

Where weaknesses in specific controls had been identified, management undertook to implement appropriate corrective actions to mitigate the weakness identified.

MEMBERSHIP

During the course of the year, the membership of the committee comprises solely independent non-executive directors. They are:

DC Brink (chairman – appointed 30 September 2008)
DE Ackerman
Dr D Konar (past chairman – retired as chairman of the committee 30 September 2008)
Dr SF Booysen (appointed 8 September 2009)

EXTERNAL AUDIT

The committee has satisfied itself through enquiry that the auditor of Steinhoff is independent as defined by the Act.

The committee, in consultation with executive management, agreed to an audit fee for the 2009 financial year. The fee is considered appropriate for the work that could reasonably have been foreseen at that time. Audit fees are disclosed in note 3.2 to the financial statements.

There is a formal procedure that governs the process whereby the external auditor is considered for the provision of non-audit services, and each engagement letter for such work is reviewed in accordance with set policy and procedure.

Meetings were held with the auditor where management was not present, and no matters of concern were raised.

The committee has reviewed the performance of the external auditors and nominated, for approval at the annual general meeting, Deloitte & Touche as the external auditor for the 2010 financial year, and Mr Udo Böhmer as the designated auditor. This will be his fifth year as auditor of the company.

ANNUAL FINANCIAL STATEMENTS

The audit committee has evaluated the consolidated annual financial statements for the year ended 30 June 2009 and considers that it complies, in all material aspects, with the requirements of the Act and International Financial Reporting Standards. The committee has therefore recommended the annual financial statements for approval to the board. The board has subsequently approved the financial statements which will be open for discussion at the forthcoming annual general meeting.

David Charles Brink
Audit committee chairman
8 September 2009

INCOME STATEMENT

for the year ended 30 June 2009

	NOTES	2009	2008
		R'000	R'000
Revenue	1	**50 868 641**	45 045 885
Cost of sales		**(33 169 786)**	(30 219 790)
Gross profit		**17 698 855**	14 826 095
Other operating income		**1 203 141**	1 201 797
Distribution expenses		**(3 332 252)**	(2 787 374)
Other operating expenses		**(10 416 975)**	(8 578 905)
Capital items	2	**49 295**	(192 890)
Operating profit	3	**5 202 064**	4 468 723
Finance costs	4	**(1 959 277)**	(1 490 821)
Income from investments	5	**959 424**	786 768
Share of profit of associate companies	15	**6 527**	37 071
Profit before taxation		**4 208 738**	3 801 741
Taxation	6	**(581 254)**	(366 133)
Profit for the year		**3 627 484**	3 435 608
Attributable to:			
Equity holders of the parent		**3 378 878**	3 310 037
Minority interests		**248 606**	125 571
Profit for the year		**3 627 484**	3 435 608
Basic earnings per share (cents)	7	**256,1**	249,8
Diluted earnings per share (cents)	7	**245,8**	238,8

STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year ended 30 June 2009

	2009	2008
	R'000	R'000
Actuarial losses recognised in equity	(22 430)	(13 137)
Cash flow hedges recognised in equity	(49 110)	15 219
Exchange differences on consolidation of foreign subsidiaries	(2 583 131)	2 353 086
Fair value adjustments on available for sale financial assets	132	(3 157)
Net (expense)/income recognised directly in equity	(2 654 539)	2 352 011
Profit for the year	3 627 484	3 435 608
Total recognised income and expense for the year	972 945	5 787 619
Attributable to:		
Equity holders of the parent	1 106 807	5 021 490
Minority interests	(133 862)	766 129
	972 945	5 787 619

BALANCE SHEET

as at 30 June 2009

	NOTES	2009	2008
		R'000	R'000
ASSETS			
Non-current assets			
Goodwill	9	**7 195 513**	8 300 991
Intangible assets	10	**11 679 815**	12 925 604
Property, plant and equipment	11	**9 807 538**	10 265 213
Investment property	12	**304 455**	304 835
Vehicle rental fleet	13	**40 002**	12 137
Consumable biological assets	14	**1 125 036**	706 283
Investments in associate companies	15	**3 004 766**	2 457 992
Interest in joint-venture companies	16	**9 997**	5 634
Investments and loans	17	**2 358 080**	1 273 045
Deferred taxation assets	18	**1 101 321**	1 390 020
		36 626 523	37 641 754
Current assets			
Derivative financial assets	19	**1 115**	27 021
Vehicle rental fleet	13	**142 954**	296 844
Inventories	20	**4 756 962**	5 553 033
Trade and other receivables	21	**7 740 517**	7 301 606
Short-term loans receivable	22	**792 770**	454 814
Taxation receivable		**203 234**	198 564
Value added taxation receivable		**257 907**	404 256
Funds on call and deposit	41	**670**	269 050
Bank balances and cash	41	**4 735 527**	4 726 181
		18 631 656	19 231 369
Assets classified as held for sale	23	**29 246**	42 621
		18 660 902	19 273 990
Total assets		**55 287 425**	56 915 744

	NOTES	2009	2008
		R'000	R'000
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary share capital and premium	24	**3 718 081**	4 501 476
Reserves	25	**17 303 240**	16 271 471
Preference share capital and premium	26	**1 042 474**	1 042 474
Total equity attributable to equity holders of the parent		**22 063 795**	21 815 421
Minority interests	25	**2 859 958**	2 968 732
Total equity		**24 923 753**	24 784 153
Non-current liabilities			
Interest-bearing loans and borrowings	28	**12 703 880**	12 684 508
Equalisation of operating lease payments	29	**113 786**	90 106
Employee benefits	30	**209 720**	256 965
Deferred taxation liabilities	18	**3 020 423**	3 203 448
Deferred government grants	31	**10 467**	11 710
Provisions	32	**536 400**	587 687
Derivative financial liabilities	19	**93 068**	467 598
		16 687 744	17 302 022
Current liabilities			
Trade and other payables*	33	**7 199 592**	8 728 887
Equalisation of operating lease payments	29	**8 041**	15 249
Employee benefits	30	**364 949**	377 326
Provisions	32	**270 637**	659 683
Derivative financial liabilities	19	**88 889**	4 244
Interest-bearing loans and borrowings*	28	**4 808 052**	2 880 635
Taxation payable		**595 187**	687 544
Value added taxation payable		**273 700**	400 980
Bank overdrafts		**66 881**	1 075 021
		13 675 928	14 829 569
Total equity and liabilities		**55 287 425**	56 915 744
Net asset value per ordinary share (cents)	7	**1 642**	1 637

* *Floorplan creditors of R89 million was reallocated in 2008 from interest-bearing short-term liabilities to trade and other payables to better reflect the nature of the liability.*

CASH FLOW STATEMENT

for the year ended 30 June 2009

	NOTES	2009	2008
		R'000	R'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash generated from operations	36	**3 934 136**	5 484 852
Dividends received		**598**	11 423
Interest received		**935 853**	772 019
Interest paid		**(1 820 052)**	(1 532 053)
Dividends paid		**(157 258)**	(119 639)
Taxation paid	37	**(309 110)**	(385 623)
Net cash inflow from operating activities		**2 584 167**	4 230 979
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property, plant and equipment, vehicle rental fleet and investment property		**(1 804 511)**	(2 583 024)
Proceeds on disposal and scrapping of property, plant and equipment, vehicle rental fleet and investment property		**655 171**	544 943
Additions to intangible assets		**(133 712)**	(728 095)
Proceeds on disposal of intangible assets		**9 986**	48 081
Cash flow on minority take-out and acquisition of minority interest in subsidiary companies		**–**	(354)
Proceeds on disposal of minority shareholders		**584**	–
Acquisition of subsidiary companies, net of cash acquired	38	**(20 617)**	(3 394 977)
Disposal of subsidiaries and businesses, net of cash disposed	39	**(4 749)**	1 352 891
(Increase)/decrease in investments and loans		**(1 341 832)**	1 482 077
Increase in treasury shares		**(32 906)**	(955 254)
Increase in short-term loans receivable		**(448 977)**	(75 121)
Net increase in interest in joint-venture companies		**(4 363)**	(4 307)
Net increase in investments in associate companies		**(860 683)**	(1 629 896)
Net cash outflow from investing activities		**(3 986 609)**	(5 943 036)

	NOTES	2009	2008
		R'000	R'000
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds on issue of share capital	40	**10 409**	(337)
Capital distribution paid		**(760 900)**	(633 905)
(Decrease)/increase in bank overdrafts		**(592 518)**	319 184
Increase in long-term interest-bearing loans and borrowings		**1 356 106**	2 553 878
Increase/(decrease) in short-term interest-bearing loans and borrowings		**1 688 120**	(839 977)
Net cash inflow from financing activities		**1 701 217**	1 398 843
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**298 775**	(313 214)
Cash and cash equivalents at beginning of the year		**4 995 231**	5 064 987
Effects of exchange rate translations on cash and cash equivalents		**(557 809)**	243 458
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	41	**4 736 197**	4 995 231

SEGMENTAL REPORTING

for the year ended 30 June 2009

	2009	2008
	R'000	R'000
Revenue		
Retail activities	31 861 813	27 309 464
– Household goods and building supplies	21 659 722	14 889 601
– Automotive	10 202 091	12 419 863
Manufacturing and sourcing of household goods and related raw materials	23 790 810	19 267 783
Logistics services	5 775 860	4 984 554
Corporate services	919 529	925 745
– Brand management	414 204	361 619
– Investment participation	254 169	182 004
– Central treasury and other activities	251 156	382 122
	62 348 012	52 487 546
Intersegment eliminations	(11 479 371)	(7 441 661)
	50 868 641	45 045 885
Operating profit before capital items		
Retail activities	1 661 884	1 453 312
– Household goods and building supplies	1 379 253	964 689
– Automotive	282 631	488 623
Manufacturing and sourcing of household goods and related raw materials	2 560 368	2 184 219
Logistics services	676 714	460 659
Corporate services	991 711	1 045 409
– Brand management	414 204	361 620
– Investment participation	254 169	182 004
– Central treasury and other activities	323 338	501 785
	5 890 677	5 143 599
Intersegment eliminations	(737 908)	(481 986)
	5 152 769	4 661 613
Reconciliation between operating profit per income statement and operating profit before capital items per segmental analysis		
Operating profit per income statement	5 202 064	4 468 723
Capital items (note 2)	(49 295)	192 890
Operating profit before capital items per segmental analysis	5 152 769	4 661 613

	2009	2008
	R'000	R'000
Total assets		
Retail activities	22 642 402	25 679 545
– Household goods and building supplies	20 328 572	23 035 434
– Automotive	2 313 830	2 644 111
Manufacturing and sourcing of household goods and related raw materials	12 072 163	13 920 171
Logistics services	5 261 014	4 629 291
Corporate services	6 331 828	6 609 356
– Brand management	3 836 533	4 143 382
– Investment participation	1 921 790	1 356 566
– Central treasury and other activities	573 505	1 109 408
	46 307 407	50 838 363
Reconciliation between total assets per balance sheet and total assets per segmental analysis		
Total assets per balance sheet	55 287 425	56 915 744
Less: Cash and cash equivalents	(4 736 197)	(4 995 231)
Less: Investments in associate companies	(3 004 766)	(739 532)
Less: Investments in preference shares	(216 389)	(193 285)
Less: Interest-bearing loans receivable	(1 022 666)	(149 333)
Total assets per segmental analysis	46 307 407	50 838 363
Geographical analysis		
Revenue		
Continental Europe	19 048 930	13 167 533
Pacific Rim	3 070 062	3 015 132
Southern Africa	19 348 947	20 331 063
United Kingdom	9 400 702	8 532 157
	50 868 641	45 045 885
Non-current assets		
Continental Europe	17 201 993	16 756 588
Pacific Rim	1 262 208	1 522 139
Southern Africa	10 863 921	10 063 893
United Kingdom	7 298 401	9 299 134
	36 626 523	37 641 754

SEGMENTAL REPORTING

for the year ended 30 June 2009 (continued)

BASIS OF SEGMENTAL PRESENTATION

The segmental information has been prepared in accordance with IFRS 8 – *Operating Segments* (IFRS 8) which defines requirements for the disclosure of financial information of an entity's operating segments. The standard requires segmentation based on the group's internal organisation and reporting of revenue and operating income based upon internal accounting methods.

IDENTIFICATION OF SEGMENTS

The group discloses its operating segments according to the entity components regularly reviewed by the chief operating decision-makers. The components comprise various operating segments located globally. The revenue and non-current assets are further disclosed within the geographical areas in which the group operates. Segmental information is prepared in conformity with the measure that is reported to the chief operating decision-makers. These values have been reconciled to the consolidated financial statements. The measures reported by the group is in accordance with the accounting policies adopted for preparing and presenting the consolidated financial statements.

Segment revenue excludes value added taxation and includes intersegment revenue. Net revenue represents segment revenue from which intersegment revenue has been eliminated. Sales between segments are made on a commercial basis. Segment operating profit before capital items represents segment revenue less segment operating expenses, excluding capital items included in note 2. Segment expenses include distribution expenses and other operating expenses. Depreciation and amortisation have been allocated to the segments to which they relate.

The segment assets comprise all assets of the different segments that are employed by the segment and that either are directly attributable to the segment, or can be allocated to the segment on a reasonable basis.

OPERATIONAL SEGMENTS

Retail activities: Household goods and building supplies

Revenue in this segment is derived through retailing furniture, beds, related homewares, building supplies and household products in continental Europe, the United Kingdom, Australia, New Zealand and South Africa. This segment incorporates all the retail operations of Steinhoff Asia Pacific in Australia and New Zealand, Steinhoff UK Holdings in the United Kingdom, Steinhoff Hungary in Hungary, Steinhoff Retail in the European Union and the do-it-yourself (DIY) and building products retail operations in South Africa.

Retail activities: Automotive

The principal activity within this segment is the motor retail organisation of Unitrans, with representation across dealerships nationwide. Its activities span new and pre-owned vehicle sales, parts and accessories sales, financial services and after-sale services.

Manufacturing and sourcing of household goods and related raw materials

This segment hosts all of Steinhoff's global manufacturing and sourcing interests. Revenue in southern Africa is derived from the timber operations of PG Bison and the manufacturing and supply of raw materials. In continental Europe, revenue is generated from manufactured and imported/sourced household goods and related homewares. European revenue also includes the importing operations in the Netherlands, the manufacturing and sourcing operations in Germany, the low-cost manufacturing operations in Hungary, Poland and Ukraine, and the manufacturing of household goods and automotive products in the United Kingdom, while in the Pacific Rim revenue is derived from the manufacturing operations in Australia and sourcing from the East.

Logistics services

Revenue in this segment includes, in Africa, Unitrans Freight (specialised distribution and warehousing services to the mining, manufacturing, industrial and allied sectors of the economy, together with express delivery services), Unitrans Fuel and Chemical (specialised transportation and fuel logistics services to the petrochemical and gas industries), Unitrans Sugar and Agriculture (transport and related logistics services to the sugar and agricultural industry including forestry), Unitrans Supply Chain (provision of supply chain re-engineering and warehousing management services) and Unitrans Passenger (transport of passengers under contract and through services to the public at large). This segment further includes the specialised distribution and warehousing services delivered to the group and external parties through our distribution and warehouse companies situated in continental Europe, the United Kingdom and the Pacific Rim.

Corporate services

Steinhoff's various global corporate offices provide strategic direction and services to the decentralised operations globally, adding value through identifying and implementing our various strategies across the globe, which mainly comprise:

Brand management

Within the brand management segment, revenue is principally derived where customers and operating entities are levied royalties for the use and development of our own brands, trade names and trademarks.

Investment participation

In implementing our strategic direction, the group invests in strategic retail and supply partners either through equity investments and/or through loans on an arm's length basis. Revenue derived from these investments and loans (excluding interest thereon) are consolidated within the investment participation segment.

Treasury and other activities

Other activities include the managing of all group treasury-related income in various currencies, volume rebates, trade commissions, discounts and similar activities. Rentals received from investment property are also allocated to this segment.

GEOGRAPHICAL SEGMENTS

The group's operations are principally located in continental Europe, the Pacific Rim, southern Africa and the United Kingdom.

MAJOR CUSTOMERS

No single customer contributes 10% or more of the group's revenue.

SUMMARY OF ACCOUNTING POLICIES

for the year ended 30 June 2009

Steinhoff is a South African registered company. The consolidated annual financial statements of Steinhoff for the year ended 30 June 2009 comprise Steinhoff and its subsidiaries (together referred to as the Steinhoff Group) and the group's interest in associate companies and joint-venture companies.

STATEMENT OF COMPLIANCE

The consolidated annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), the interpretations adopted by the International Accounting Standards Board (IASB), the International Financial Reporting Interpretations Committee of the IASB (IFRIC) and the requirements of the South African Companies Act, 1973, as amended.

ADOPTION OF NEW AND REVISED STANDARDS

During the current year, the group has adopted and early adopted all of the new and revised standards and interpretations issued by the IASB and the IFRIC that are relevant to its operations and effective for annual reporting periods beginning on 1 July 2008. The adoption of these new and revised standards and interpretations has resulted in changes to the group's accounting policies that have affected the disclosure for the current year.

The group adopted the following standards, interpretations and amended standards during the year:

IFRS 7	Financial Instruments: Disclosures: Reclassification of financial assets
IAS 39	Financial Instruments: Recognition and Measurement: Applicable effective interest rate on cessation of fair value hedge accounting; Eligible hedged items; Embedded derivatives; Reclassification of financial assets
IFRIC 9	Reassessment of Embedded Derivatives: Embedded derivatives
IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
IFRIC 17	Distributions of Non-cash Assets to Owners
IFRIC 18	Transfers of Assets from Customers

The group adopted the following 2008 Improvements to IFRSs during the year:

IAS 19	Employee Benefits: Curtailments and negative past service costs; Plan administration costs; Replacement of term 'fall due'; Guidance on contingent liabilities

The group adopted the following 2009 Improvements to IFRSs during the year:

IFRS 5	Non-current Assets Held for Sale and Discontinued Operations: Disclosure of non-current assets classified as held for sale or discontinued operations
IFRS 8	Operating Segments: Disclosure of information about segment assets
IAS 1	Presentation of Financial Statements: Current/non-current classification of convertible instruments
IAS 7	Statement of Cash Flows: Classification of expenditures on unrecognised assets
IAS 17	Leases: Classification of leases of land and buildings
IAS 18	Revenue: Determining whether an entity is acting as a principal or as an agent
IAS 36	Impairment of Assets: Unit of accounting for goodwill impairment test
IAS 38	Intangible Assets: Measuring the fair value of an intangible asset acquired in a business combination

IAS 39	Financial Instruments: Recognition and Measurement: Cash flow hedge accounting; Scope exemption for business combinations; Treating loan prepayment penalties as closely related embedded derivatives
IFRIC 16	Hedges of a Net Investment in a Foreign Operation: Amendment to the restriction on the entity that can hold hedging instruments.

BASIS OF PREPARATION

The annual financial statements are prepared in thousands of South African rands (R'000) on the historical-cost basis, except for certain assets and liabilities which are carried at amortised cost, and derivative financial instruments and biological assets which are stated at their fair value.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that may affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision only affects that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next financial year are discussed in note 35.

The accounting policies set out below have been applied consistently to the periods presented in these consolidated annual financial statements, except where stated otherwise.

The accounting policies have been applied consistently by all group entities.

BASIS OF CONSOLIDATION

Subsidiaries

Subsidiaries are entities controlled by the group (including special-purpose entities). Control exists when the group has the power to, directly or indirectly, govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account.

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair value at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. If the group's interest in the fair values of the identifiable net assets acquired exceeds the cost of acquisition (negative goodwill), the excess is recognised in profit or loss in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

Minority interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination.

Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interest of the parent, unless the minority has a binding obligation to fund the losses and is able to make an additional investment to cover their share of the losses.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

All material intergroup transactions, balances, income and expenses and unrealised gains and losses between group companies are eliminated on consolidation.

Associate companies

An associate company is an entity over which the group is in a position to exercise significant influence, through participation in the financial and operating policy decisions of the entity, but which it does not control or jointly control.

The results of associate companies are incorporated in the consolidated financial statements using the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5 – *Non-current Assets Held for Sale and Discontinued Operations* (IFRS 5). When the group's share of losses exceeds its investment in the associate company, the group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the group has incurred legal or constructive obligations or made payments on behalf of an associate company.

Where a group entity transacts with an associate company, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate company, except where unrealised losses provide evidence of an impairment of the asset transferred.

SUMMARY OF ACCOUNTING POLICIES

for the year ended 30 June 2009 (continued)

Any difference between the cost of acquisition and the group's share of the net identifiable assets, liabilities and contingent liabilities, fairly valued, is recognised and treated according to the group's accounting policy for goodwill and is included in the carrying value of the investment in associate companies.

Joint-venture companies

A joint-venture company is defined as a contractual arrangement whereby two or more entities undertake an economic activity, which is subject to joint control. Joint control implies that neither of the contracting parties is in a position to unilaterally control the assets of the venture. Joint-venture companies are accounted for by the proportionate consolidation method whereby the attributable share of each of the assets, liabilities, income and expenses and cash flows of the joint-venture company is combined on a line-by-line basis with similar items in the group's consolidated financial statements, from the date that joint control commences until the date joint control ceases, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5. A proportionate share of intergroup items is eliminated and unrealised profits and losses are eliminated to the extent of the group's interest in the relevant joint-venture company, except where unrealised losses provide evidence of an impairment of the asset transferred.

Any difference between the cost of acquisition and the group's share of the net identifiable assets, liabilities and contingent liabilities, fairly valued, is recognised and treated according to the group's accounting policy for goodwill.

Deferred contingent purchase consideration

Where a structured business combination contains a puttable instrument on the interest of apparent minority shareholders, a financial liability for the present value of the best estimate thereof is recognised upon initial accounting for the business combination.

The liability arising is regarded as a deferred contingent purchase consideration and the unwinding of the present value of the liability is presented as an interest expense. Any other change in the liability is recognised through goodwill as an adjustment to the cost of the business combination, including the impact of changes in interest rates on liabilities measured at fair value.

If the puttable arrangement is not exercised and settled, the derecognition of the financial liability is treated as a disposal of the anticipated interest in the subsidiary in accordance with the group's accounting policy for common control transactions.

Common control transactions – premiums and discounts arising on subsequent purchases from, or sales to minority interest in subsidiaries

Any increases or decreases in ownership interest in subsidiaries without a change in control are recognised in line with the group's goodwill policy as set out in these accounting policies.

Broad-based black economic empowerment (B-BBEE) transactions

B-BBEE transactions involving the disposal or issue of equity interests in subsidiaries are only recognised when the accounting recognition criteria have been met.

Although economic and legal ownership of such instruments may have transferred to the B-BBEE partner, the derecognition of such equity interest sold or recognition of equity instruments issued in the underlying subsidiary by the parent shareholder is postponed until the accounting recognition criteria have been satisfied.

A dilution in the earnings attributable to the parent shareholders (in the interim period) is adjusted for in the diluted earnings per share calculation by an appropriate adjustment to the earnings used in such calculation.

GOODWILL

All business combinations are accounted for by applying the purchase method. Goodwill arising on the acquisition of a subsidiary, associate company or joint-venture company represents the excess of the cost of acquisition over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate company or joint-venture company recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Goodwill is allocated to cash-generating units (CGUs) and is tested annually for impairment or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit *pro rata* on the basis of the carrying amount of each asset in the unit. In respect of associate companies, the carrying amount of goodwill is included in the carrying amount of the investment in the associate company.

On disposal of a subsidiary, associate company or joint-venture company, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Negative goodwill arising on acquisition is recognised directly as a capital item in profit or loss.

INTANGIBLE ASSETS

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in profit or loss as an expense as it is incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process can be identified, the products and processes are technically and commercially feasible, it is probable that the asset created will generate future economic benefits, the cost can be measured reliably and the group intends to and has sufficient resources to complete development.

The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in profit or loss as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

Other intangible assets

Other intangible assets that are acquired by the group are stated at cost less accumulated amortisation and impairment losses. If an intangible asset is acquired in a business combination, the cost of that intangible asset is measured at its fair value at the acquisition date.

Expenditure on internally generated goodwill and brands is recognised in profit or loss as an expense as incurred.

Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation

Amortisation of intangible assets is recognised in profit or loss on a straight-line basis over the assets' estimated useful lives, unless such lives are indefinite. An intangible asset is regarded as having an indefinite useful life when, based on analysis of all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows. Goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use are not amortised but are tested for impairment annually or more often when there is an indication that the asset may be impaired. Other intangible assets are amortised from the date they are available for use.

The amortisation methods, estimated useful lives and residual values are reassessed annually, with the effect of any changes in estimate being accounted for on a prospective basis.

PROPERTY, PLANT AND EQUIPMENT

Owned assets

Property, plant and equipment are stated at cost to the group, less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the costs of materials, direct labour, the initial estimate, where relevant, of the cost of dismantling and removing the items and restoring the site on which they are located, borrowing costs capitalised and an appropriate proportion of production overheads.

Where components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

The gain or loss on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in profit or loss.

SUMMARY OF ACCOUNTING POLICIES

for the year ended 30 June 2009 (continued)

Leased assets

Leases that transfer substantially all the risks and rewards of ownership of the underlying asset to the group are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease.

The capital element of future obligations under the leases is included as a liability in the balance sheet. Lease payments are allocated using the effective-interest method to determine the lease finance costs, which are charged against income over the lease period, and the capital repayment, which reduces the liability to the lessor.

Subsequent costs

The group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when the cost is incurred, if it is probable that additional future economic benefits embodied within the item will flow to the group and the cost of such item can be measured reliably. Costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as an expense when incurred.

Depreciation

Depreciation is recognised in profit or loss on a straight-line basis at rates that will reduce the book values to estimated residual values over the estimated useful lives of the assets.

Land is not depreciated. Leasehold improvements on premises occupied under operating leases are written off over their expected useful lives or, where shorter, the term of the relevant lease.

The depreciation methods, estimated useful lives and residual values are reassessed annually.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

INVESTMENT PROPERTY

Investment property is land and buildings which are held to earn rental income or for capital appreciation, or both.

Investment property is initially recognised at cost, including transaction costs, when it is probable that future economic benefits associated with the investment property will flow to the group and the cost of the investment property can be measured reliably. The cost of a purchased investment property comprises its purchase price and any directly attributable expenditure. The cost of a self-constructed investment property is its cost at the date when the construction development is complete.

Investment property is accounted for under the cost model and the accounting treatment after initial recognition follows that applied to property, plant and equipment.

Any gains or losses on the retirement or disposal of an investment property are recognised in profit or loss in other operating income or expenses in the year of retirement or disposal. Transfers are made to investment property when there is a change in use of the property. Transfers are made from investment property when there is a change in use or when the amount will be recovered principally through a sale transaction.

CONSUMABLE BIOLOGICAL ASSETS

The group's timber plantations and livestock are classified as consumable biological assets. These assets are measured on initial recognition and at each balance sheet date at their fair value less estimated costs to sell. Costs to sell include all costs that would be necessary to sell the assets, excluding costs necessary to get the assets to the market. Gains and losses arising from changes in the fair value of the plantations less estimated costs to sell are recorded in profit or loss.

BORROWING COSTS

Borrowing cost is recognised as an expense in the period in which it is incurred, except to the extent that it is directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period to prepare for their intended use or sale. Borrowing costs directly attributable to these qualifying assets are capitalised as part of the costs of those assets.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs capitalised are the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that funds are borrowed generally and used for the purposes of obtaining a qualifying asset, the amount of borrowing costs capitalised is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate applied is the weighted average of the borrowing costs applicable to the borrowings of the group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

Capitalisation of borrowing costs is suspended during extended periods in which active development is interrupted.

Capitalisation of borrowing costs ceases when the assets are substantially ready for their intended use or sale.

IMPAIRMENT OF ASSETS

The carrying amounts of the group's assets, other than assets carried at fair value, are reviewed at each balance sheet date to determine whether there is any indication of impairment.

If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated annually and when there is an indication of impairment.

An impairment loss is recognised whenever the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognised in profit or loss as capital items.

Financial assets are considered to be impaired if objective evidence indicates one or more events have had a negative effect on the estimated future cash flows of that asset. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to CGUs (group of units) and then to reduce the carrying amounts of the other assets in the unit (group of units) on a *pro rata* basis.

When a decline in the fair value of an available for sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that has been recognised directly in equity is recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

Calculation of recoverable amount

The recoverable amount of the group's loans and receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (ie the effective interest rate computed at initial recognition of these financial assets).

The recoverable amount of non-financial assets is the greater of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the CGU to which the asset belongs.

Reversal of impairment losses

An impairment loss in respect of loans and receivables carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of an investment in an equity instrument classified as available for sale is not reversed through profit or loss but recognised directly in equity. If the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognised in profit or loss.

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined (net of depreciation or amortisation) had no impairment loss been recognised in previous years.

SUMMARY OF ACCOUNTING POLICIES

for the year ended 30 June 2009 (continued)

TAXATION

Current taxation

Income taxation on the profit or loss for the year comprises current and deferred taxation. Income taxation is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised directly in equity. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Current taxation is the expected taxation payable on the taxable income for the year, using taxation rates enacted or substantially enacted at the balance sheet date, and any adjustment to taxation payable in respect of previous years.

Deferred taxation

Deferred taxation is provided for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used in the computation of taxable income. The following temporary differences are not provided for: goodwill not deductible for taxation purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will not reverse in the foreseeable future. The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using taxation rates enacted or substantially enacted at the balance sheet date.

Deferred taxation liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associate companies and interest in joint-venture companies, except where the group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred taxation assets and liabilities are offset when there is a legally enforceable right to set off current taxation assets against current taxation liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current taxation assets and liabilities on a net basis.

Deferred taxation assets and liabilities are measured at the taxation rates that are expected to apply in the period in which the liability is settled or the asset realised, based on the taxation rates (and taxation laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred taxation liabilities and assets reflects the taxation consequences that would follow from the manner in which the group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

A deferred taxation asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset will be utilised. Deferred taxation assets are reduced to the extent that it is no longer probable that the related taxation benefit will be realised.

Secondary taxation on companies (STC) and additional income taxes on distribution of dividends

STC and other additional taxes arising from the distribution of dividends are recognised in the year dividends are declared. A deferred taxation asset is recognised on unutilised STC credits when it is probable that such unused STC credits will be utilised in the future.

INVENTORIES

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling and distribution expenses.

The cost of harvested timber is its fair value less estimated costs to sell at the date of harvest, determined in accordance with the accounting policy for consumable biological assets. Any change in fair value at the date of harvest is recognised in profit or loss.

The cost of other inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work-in-progress, cost includes an appropriate share of overheads based on normal operating capacity.

Development properties comprise land valued at cost and development expenditure attributable to unsold properties.

Where necessary, the carrying amounts of inventory is adjusted for obsolete, slow-moving and defective inventories.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are defined as cash and bank and short-term, highly liquid investments, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts are only included where the group has a legal right of set-off due to cash management.

NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. These assets may be a component of an entity, a disposal group or an individual non-current asset. Upon initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.

A discontinued operation is a component of the group's business that represents a separate major line of business or geographical area of operation or a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale. A disposal group that is to be abandoned may also qualify as a discontinued operation, but not as assets held for sale.

Discontinued operations are separately recognised in the financial statements once management has made a commitment to discontinue the operation without a realistic possibility of withdrawal which should be expected to qualify for recognition as a completed sale within one year from date of classification.

SHARE CAPITAL

Preference shares

Preference shares are classified as equity if they are non-redeemable and any dividends are discretionary, or are redeemable but only at the group's option. Dividends on preference share capital classified as equity are recognised as distributions within equity.

In order to calculate earnings attributable to ordinary shareholders, the amount of preference dividends (taking into account STC) for cumulative preference shares required for that period, whether or not declared, is deducted from profit attributable to equity holders in determining earnings per ordinary share.

The amount of preference dividends for the period used to calculate earnings per ordinary share does not include the amount of any preference dividends for cumulative preference shares paid or declared during the current period in respect of previous periods.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders or if dividend payments are not discretionary. Dividends thereon are recognised in accordance with the dividend policy below.

Treasury shares

When shares recognised as equity are purchased by group companies in their holding company and by the employee share trusts, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/from retained earnings.

Repurchase of issued shares

Repurchased shares are classified as treasury shares and presented as a deduction from total equity.

Dividends

Dividends on redeemable preference shares are recognised as a liability and recognised as an interest expense using the effective-interest method. Other dividends are recognised as a liability in the period in which they are declared.

Dividends received on treasury shares are eliminated on consolidation.

SUMMARY OF ACCOUNTING POLICIES

for the year ended 30 June 2009 (continued)

SHARE-BASED PAYMENT TRANSACTIONS

Equity-settled

The fair value of the deferred delivery shares and the share rights granted to employees is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and is expensed over the period during which the employees are required to provide services in order to become unconditionally entitled to the equity instruments. The fair value of the instruments granted is measured using generally accepted valuation techniques, taking into account the terms and conditions upon which the instruments are granted. The amount recognised as an expense is adjusted to reflect the actual number of deferred delivery shares and the share rights that vest, except where forfeiture is only due to share prices not achieving the threshold for vesting.

Cash-settled

The fair value of the amount payable to employees in respect of share appreciation rights is recognised as an expense with a corresponding increase in liabilities. The fair value is initially measured at grant date and expensed over the period during which the employees are required to provide services in order to become unconditionally entitled to payment. The liability is remeasured at each balance sheet date and at settlement date to fair value. The fair value of the instruments granted is measured using generally accepted valuation techniques, taking into account the terms and conditions upon which the instruments are granted.

Broad-based black economic empowerment transactions

Where goods or services are considered to have been received from black economic empowerment partners as consideration for equity instruments of the group, these transactions are accounted for as share-based payment transactions, even when the entity cannot specifically identify the goods or services received.

Group share-based payment transactions

Transactions in which a parent grants rights to its equity instruments directly to the employees of its subsidiaries are classified as equity settled in the financial statements of the subsidiary, provided the share-based payment is classified as equity settled in the consolidated financial statements of the parent.

The subsidiary recognises the services acquired with the share-based payment as an expense and recognises a corresponding increase in equity representing a capital contribution from the parent for those services acquired. The parent recognises in equity the equity-settled share-based payment and recognises a corresponding increase in the investment in subsidiary.

A recharge arrangement exists whereby the subsidiary is required to fund the difference between the exercise price on the share option and the market price of the share at the time of exercising the option. The recharge arrangement is accounted for separately from the underlying equity-settled share-based payment as follows upon initial recognition:

- The subsidiary recognises a recharge liability at fair value, using cash-settled share-based payment principles, and a corresponding adjustment against equity for the capital contribution recognised in respect of the share-based payment.
- The parent recognises a corresponding recharge asset at fair value and a corresponding adjustment to the carrying amount of the investment in the subsidiary.

Subsequent to initial recognition, the recharge arrangement is remeasured at fair value at each subsequent reporting date until settlement date to the extent vested. Where the recharge amount recognised is greater than the initial capital contribution recognised by the subsidiary in respect of the share-based payment, the excess is recognised as a net capital distribution to the parent. The amount of the recharge in excess of the capital contribution recognised as an increase in the investment in subsidiary is deferred and recognised as dividend income by the parent when settled by the subsidiary.

CONVERTIBLE BONDS

Bonds which are convertible to share capital, where the number of shares to be issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of the proceeds. The equity component of the convertible bonds is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognised in profit or loss is calculated using the effective-interest method.

EMPLOYEE BENEFITS

Short-term employee benefits

The costs of all short-term employee benefits are recognised during the period in which the employee renders the related service. The provisions for employee entitlements to salaries, performance bonuses and annual leave represent the amounts which the group has a present obligation to pay as a result of the employee's services provided. The provisions have been calculated at undiscounted amounts based on current salary levels.

Defined contribution plans

Obligations for contributions to defined contribution pension plans and provident funds are recognised as an expense in profit or loss as incurred.

Obligations to state-managed pension schemes are dealt with as defined contribution plans where the group's obligations under the schemes are equivalent to those arising in a defined contribution pension plan.

Defined benefit plans

The group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods; those benefits are discounted to determine their present values, and the fair values of any plan assets are deducted. The calculations are performed by qualified actuaries using the projected unit credit method with actuarial updates being carried out at each balance sheet date.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that benefits vest immediately, the expense is recognised immediately in profit or loss.

Actuarial gains and losses are recognised in equity in the period in which they occur.

Where the calculation results in a benefit to the group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past-service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Long-term service benefits

The group's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefits that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted.

GOVERNMENT GRANTS

Government grants are assistance by government in the form of transfers of resources in return for compliance with conditions related to operating activities. Government assistance is action by government designed to provide an economic benefit specific to an entity or range of entities qualifying under certain criteria. Government includes government agencies and similar bodies whether local, national or international.

The group does not recognise government grants until there is reasonable assurance that the group will comply with the conditions attaching to them and the grants will be received. When the conditions attaching to government grants have been complied with and they will be received, they are recognised in profit or loss on a systematic basis over the period necessary to match it with the related costs which it is intended to compensate.

For government grants, other than those related to assets, a deferred income account is set up at initial recognition. This deferred income is recognised in profit or loss on a systematic basis over the period necessary to match it with the related costs which it is intended to compensate. Government grants related to assets, including non-monetary grants at fair value, are presented in the balance sheet by deducting the grant in arriving at the carrying amount of the assets. The grant is recognised as income over the life of a depreciable asset by way of a reduced depreciation charge.

SUMMARY OF ACCOUNTING POLICIES

for the year ended 30 June 2009 (continued)

PROVISIONS

Provisions are recognised when the group has a present constructive or legal obligation as a result of a past event, and it is probable that it will result in an outflow of economic benefits that can be reasonably estimated.

If the effect is material, provisions are determined by discounting the expected future cash flows that reflect current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Warranties

A provision for warranties is recognised when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

Restructuring

A provision for restructuring is recognised when the group has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs are not provided for.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the group from a contract are lower than the unavoidable cost of meeting the obligation under the contract.

FOREIGN CURRENCY

Foreign currency transactions

Transactions in currencies other than the functional currency of entities are initially recorded at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are translated at the rates ruling on the balance sheet date. Foreign exchange differences arising on translation are recognised in profit or loss. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at rates ruling at the dates the fair value was determined.

Financial statements of foreign operations

The assets and liabilities of all foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at rates of exchange ruling at the balance sheet date. The revenues and expenses of foreign operations are translated at rates approximating the foreign exchange rates ruling at the date of the transactions.

Foreign exchange differences arising on translation are recognised directly in a separate component of equity, the foreign currency translation reserve (FCTR). The FCTR applicable to a foreign operation is released to profit or loss as a capital item upon disposal of that foreign operation.

Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges, are taken directly to the FCTR. They are released to profit or loss as a capital item upon disposal of that foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operation and translated at the rates of exchange ruling at the balance sheet date.

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognised on the group's balance sheet when the group becomes a party to the contractual provisions of the instrument.

Effective-interest method

The effective-interest method is a method of calculating the amortised cost of a financial instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of a financial instrument, or, where appropriate, a shorter period.

Financial assets

Financial assets are classified into the following specified categories: financial assets 'at fair value through profit or loss' (FVTPL), 'available for sale' financial assets and 'loans and receivables'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is held for trading if:

- It has been acquired principally for the purpose of selling in the near future.
- It is part of an identified portfolio of financial instruments that the group manages together and has a recent actual pattern of short-term profit-taking.
- It is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

- Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise.
- The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis.
- It forms part of a contract containing one or more embedded derivatives, and IAS 39 – *Financial Instruments: Recognition and Measurement* (IAS 39) permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial asset, fair value adjustments and foreign exchange gains or losses. Fair value is determined in the manner described in note 19.

Available for sale financial assets

Listed and unlisted shares and listed redeemable notes held by the group that are traded in an active market are classified as being available for sale and are stated at fair value. Fair value is determined in the manner described in note 19. Gains and losses arising from changes in fair value are recognised directly in equity in the investment revaluation reserve with the exception of impairment losses, interest calculated using the effective-interest method and foreign exchange gains and losses on monetary assets, which are recognised directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognised in the investments revaluation reserve is included in profit or loss for the period.

Dividends on available for sale equity instruments are recognise in profit or loss when the group's right to receive the dividends is established.

The fair value of available for sale monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the balance sheet date. The change in fair value attributable to translation differences that result from a change in amortised cost of the asset is recognised in profit or loss, and other changes are recognised in equity.

The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial asset, impairment losses, gains or losses on disposal of the investment and foreign exchange gains or losses. The net gain or loss recognised in equity incorporates all gains or losses resulting from changes in fair value.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortised cost using the effective-interest method, less any impairment. Interest income is recognised by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

The net gain or loss recognised in profit or loss incorporates any dividends and interest earned on the financial assets, profit-sharing, impairments and foreign exchange gains or losses.

SUMMARY OF ACCOUNTING POLICIES

for the year ended 30 June 2009 (continued)

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

For unlisted shares classified as available for sale, a significant or prolonged decline in fair value of the security below its cost is considered to be objective evidence of impairment.

For all other financial assets, including redeemable notes classified as available for sale and finance lease receivables, objective evidence of impairment could include:

- Significant financial difficulty of the issuer or counterparty.
- Default or delinquency in interest or principal payments.
- It becoming probable that the borrower will enter bankruptcy or financial reorganisation.

For certain categories of financial assets, such as trade receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, the amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets, with the exception of trade and other receivables, where the carrying amount is reduced through the use of an allowance account. When trade and other receivables are considered uncollectible, they are written off against the allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss.

With the exception of available for sale equity instruments, if, in a subsequent period the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

In respect of available for sale equity securities, impairment losses previously recognised through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognised directly in equity.

Financial assets that would otherwise have been impaired or past due but have been renegotiated are accounted for by rolling over the old financial asset into the new financial asset with no resultant gain or loss from the renegotiation of the financial instrument.

Derecognition of financial assets

The group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the group retains substantially all the risks and rewards of ownership of a transferred financial asset, the group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.

Financial liabilities and equity instruments issued by the group

Classification of debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the group are recorded at proceeds received, net of direct issue costs.

Compound instruments

The component parts of compound instruments issued by the group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortised cost basis using the effective-interest method until extinguished upon conversion or at the instrument's maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognised and included in equity, net of income taxation effects, and is not subsequently remeasured.

Financial guarantee contract liabilities

Financial guarantee contract liabilities are measured initially at their fair values and are subsequently measured at the higher of:

- The amount of the obligation under contract, as determined in accordance with IAS 37 – *Provisions, Contingent Liabilities and Contingent Assets.*
- The amount initially recognised less, where appropriate, cumulative amortisation recognised in accordance with the revenue recognition policies.

Financial liabilities

Financial liabilities are classified as either financial liabilities 'at FVTPL' or 'other financial liabilities'.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL where the financial liability is either held for trading or is designated as at FVTPL.

A financial liability is classified as held for trading if:

- It has been incurred principally for the purpose of repurchasing in the near future.
- It is part of an identified portfolio of financial instruments that the group manages together and has a recent actual pattern of short-term profit-taking.
- It is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

- Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise.
- The financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the group's documented risk management or investment strategy and information about the grouping is provided internally on that basis.
- It forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest accrued or paid on the financial liability, fair value adjustments and foreign exchange gains and losses. Fair value is determined in the manner described in note 19.

Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortised cost using the effective-interest method, with interest expense recognised on an effective yield basis.

The net gain or loss recognised in profit or loss incorporates any interest accrued or paid on the financial liability and foreign exchange gains or losses.

Derecognition of financial liabilities

The group derecognises financial liabilities when, and only when, the group's obligations are discharged, cancelled or they expire.

Derivative financial instruments

The group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross-currency swaps. Further detail of derivative financial instruments are disclosed in note 19.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The group designates certain derivatives as either hedges of the fair value of recognised assets or liabilities of firm commitments (fair value hedges), hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges), or hedges of net investments in foreign operations.

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

Hedge accounting

The group designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges, cash flow hedges, or hedges of net investments in foreign operations. Hedges in foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values of cash flows of the hedged item.

Note 19 sets out details of the fair value of the derivative instruments used for hedging purposes. Movements in the hedging reserve in equity are also detailed in note 25.

Fair value hedges

Changes in fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in fair value of the hedged item that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognised in the line of the income statement relating to the hedged item.

Hedge accounting is discontinued when the group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to profit or loss from that date.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Amounts deferred in equity are recycled to profit or loss in the periods when the hedged item is recognised in profit or loss, and it is included in the same line of the income statement as the recognised hedged item. However, when the forecast transaction that is being hedged results in the recognition of a non-financial asset or a non-financial liability, the gains or losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at the time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss.

When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

Hedges of net investments in foreign operations
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity in the FCTR. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Gains and losses deferred in the FCTR are recognised in profit or loss on disposal of the foreign operation.

INSURANCE CONTRACTS

Classification of contracts

Contracts under which the group accepts significant insurance risk from the policyholders, by agreeing to compensate the policyholder or other beneficiary if a specified uncertain future event affects the policyholder or other beneficiary are classified as insurance contracts.

RECOGNITION AND MEASUREMENT OF CONTRACTS

Premiums

General business written premiums comprise the premiums on contracts entered into during the year, irrespective of whether they relate in whole or in part to a later accounting period. Premiums are disclosed gross of commissions payable to intermediaries and exclude value added tax. Premiums written include adjustments to premiums written in prior accounting periods. Premiums are earned from the date of the attachment of risk, over the indemnity period, based on the pattern of risks underwritten. Outward reinsurance premiums are recognised as an expense in accordance with the pattern of reinsurance service received.

Unearned premium provision

The provision for unearned premiums comprises the proportion of gross premiums written which is estimated to be earned in the following or subsequent financial years, computed separately for each insurance contract using the daily *pro rata* method, adjusted if necessary to reflect any variation in the incidence of risk during the period covered by the contract.

Claims

Claims incurred in respect of general business consist of claims and claims handling expenses paid during the financial year together with the movement in the provision for outstanding claims.

Claims outstanding comprise provisions for the group's estimate of the ultimate cost of settling all claims incurred but unpaid at the balance sheet date whether reported or not, and related internal and external claims handling expenses and appropriate prudential margin. Claims outstanding are assessed by reviewing individual claims and making allowance for claims incurred but not yet reported. Anticipated reinsurance recoveries are disclosed separately as assets. Reinsurance and other recoveries are assessed in a manner similar to the assessment of claims outstanding.

The directors consider whether or not the gross provisions for claims and the related reinsurance recoveries are fairly stated on the basis of the information currently available to them. The methods used, and the estimates made, are reviewed regularly.

Deferred acquisition costs

The cost of acquiring new and renewal insurance business that is primarily related to the production of that business, which represents commission and other related expenses, are deferred over the period in which the related premiums are earned.

Reinsurance

Amounts recoverable under reinsurance contracts are assessed for impairment at each balance sheet date. Such assets are deemed impaired if there is objective evidence, as a result of an event that occurred after its initial recognition, that the group may not recover all amounts due and that the event has a reliably measurable impact on the amounts that the group will receive from the reinsurer.

The group ceded reinsurance in the normal course of business for the purpose of limiting its net loss potential through the diversification of its risks. Reinsurance arrangements do not relieve the group from its direct obligation to its policyholders. Premiums ceded and benefits reimbursed are presented in the income statement and balance sheet on a gross basis.

Provisional reinsurance commission are recognised upfront where the group is not required to render further services. The provisional profit commission is recognised at the amount received, unless the group is aware of actual experience that will result in the final commission amount being different from the expected amount.

Liabilities and related assets under liability adequacy test

Insurance contracts are tested for adequacy by discounting current estimates of all future contractual cash flows and comparing this amount to the carrying value of the liability net of deferred acquisition costs and any related assets. Where a shortfall is identified, an additional provision is made and the group recognised the deficiency in income for the year.

SUMMARY OF ACCOUNTING POLICIES

for the year ended 30 June 2009 (continued)

REVENUE RECOGNITION

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Goods sold and services rendered

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in profit or loss in proportion to the stage of completion of the transaction at balance sheet date. The stage of completion is assessed by reference to surveys of the work performed.

Revenue is not recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods as well as continuing management involvement with goods to a degree usually associated with ownership. Where the group acts as agent and is remunerated on a commission basis, only the commission income, and not the value of the business transaction, is included in revenue.

Insurance premiums

Insurance premiums are stated before deducting reinsurances and commissions, and are accounted for when they become due.

Interest

Interest is recognised on the time proportion basis, taking account of the principal debt outstanding and the effective rate over the period to maturity.

Rental income

Rental income is recognised in profit or loss on a straight-line basis over the term of the lease.

Dividend income

Dividend income from investments is recognised when the right to receive payment has been established.

Royalty income

Royalty income is recognised on an accrual basis in accordance with the substance of the relevant agreement.

OPERATING LEASES

Payments and receipts under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received or granted are recognised in profit or loss as an integral part of the total lease expense or revenue.

SEGMENTAL REPORTING

A segment is a distinguishable component of the group that is engaged in providing products or services which are subject to risks and rewards that are different from those of other segments. The basis of segmental reporting is representative of the internal structure used for management reporting as well as the structure in which the chief operating decision-makers review the information.

The basis of segmental allocation is determined as follows:

- Revenue that can be directly attributed to a segment and the relevant portion of the profit that can be allocated on a reasonable basis to a segment, whether from sales to external customers or from transactions with other segments of the group.
- Operating profit that can be directly attributed to a segment and a relevant portion of the operating profit that can be allocated on a reasonable basis to a segment, including profit relating to external customers and expenses relating to transactions with other segments of the group.
- Total assets are those assets that are employed by a segment in its operating activities and that are either directly attributable to the segment or can be allocated to the segment on a reasonable basis. Total assets exclude investments in associate companies, investments in preference shares, certain interest-bearing loans receivable, and cash and cash equivalents.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2009

	2009 R'000	2008 R'000
1. REVENUE		
Retail activities	**31 861 813**	27 309 464
– Household goods and building supplies	**21 659 722**	14 889 601
– Automotive*	**10 202 091**	12 419 863
Manufacturing and sourcing of household goods and related raw materials	**23 790 810**	19 267 783
Logistics services	**5 775 860**	4 984 554
Corporate services	**919 529**	925 745
– Brand management	**414 204**	361 619
– Investment participation	**254 169**	182 004
– Central treasury and other activities	**251 156**	382 122
	62 348 012	52 487 546
Intersegment eliminations	**(11 479 371)**	(7 441 661)
	50 868 641	45 045 885

* *Includes revenue from insurance contracts which has been disclosed as premiums in note 44.*

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2009 (continued)

			2009	2008
			R'000	R'000
2.	**CAPITAL ITEMS**			
	Capital items reflect and affect the resources committed in producing operating/trading performance and are not the performance itself. These items deal with the platform/capital base of the entity.			
	(Income)/expenses of a capital nature are included in the 'capital items' line in the income statement. These (income)/expense items are:			
	2.1	**Foreign currency translation reserve released on disposal of subsidiary**	(4 776)	-
	2.2	**Goodwill adjustment on recognition of deferred taxation asset**	–	15 581
	2.3	**Gain on sale of investments**	(657)	-
	2.4	**Impairment**	**11 414**	166 314
		Associate companies	–	154 764
		Goodwill	–	800
		Joint-venture companies	–	349
		Property, plant and equipment	**11 667**	9 490
		Other	**(253)**	911
		Impairment losses on property, plant and equipment primarily arose upon the closure of certain retail operations and plant rendered obsolete following changes in technology and specification of manufacturing processes. These events caused the group to assess the recoverable amounts of items affected at their estimated net realisable values (note 11).		
	2.5	**Loss on disposal of intangible asset**	4	-
	2.6	**Negative goodwill released on business combination**	–	(8 723)
	2.7	**(Profit)/loss on disposal of property, plant and equipment**	(42 756)	14 416
	2.8	**Profit on disposal of investment property**	(18 612)	(2 348)
	2.9	**Loss on disposal and scrapping of vehicle rental fleet**	6 088	7 650
			(49 295)	192 890

	2009 R'000	2008 R'000

3. OPERATING PROFIT

Operating profit is stated after taking account of the following items:

3.1 Amortisation charges

	2009 R'000	2008 R'000
Patents and trademarks	76	65
Software	41 563	29 471
Customer relationships	149	–
Licence agreements	865	5 812
Contracts	936	741
Other	2 518	1 779
	46 107	37 868

3.2 Auditors' remuneration

	2009 R'000	2008 R'000
Audit fees	62 897	52 573
Expenses	541	304
Fees for other services	10 117	10 502
(Over)/underprovision in prior year	(355)	432
	73 200	63 811

3.3 Personnel expenses

	2009 R'000	2008 R'000
Retirement plans	477 539	430 203
Salaries and wages	7 988 694	6 715 285
Share-based payments – equity-settled (note 24.7)	66 372	78 947
	8 532 605	7 224 435
Recognised in:		
Cost of sales	4 838 915	4 020 397
Distribution expenses	111 634	110 701
Operating expenses	3 582 056	3 093 337
	8 532 605	7 224 435

3.4 Directors' emoluments (included in personnel expenses)

	2009 R'000	2008 R'000
Directors' fees (note 43)		
Paid by:		
Company	3 300	1 733
Subsidiary companies	5 487	5 583
	8 787	7 316
Remuneration		
Paid by:		
Company	566	901
Subsidiary companies	59 073	67 425
	59 639	68 326

			2009 R'000	2008 R'000
3.	OPERATING PROFIT *(continued)*			
	3.5	**Post-retirement benefit expenses**		
		Contributions to defined benefit plans	**70 095**	49 959
		Contributions to defined contribution plans	**145 946**	123 124
		Contributions to state-managed pension funds	**261 498**	257 120
			477 539	430 203
	3.6	**Fees paid for services**		
		Administrative	**65 088**	59 972
		Managerial	**24 876**	48 990
		Secretarial	**495**	326
		Technical, consultancy and 'know-how'	**57 526**	54 904
			147 985	164 192
	3.7	**Foreign exchange losses/(gains)**		
		Net loss/(gain) on forward exchange contracts	**58 824**	(2 573)
		Net gains on conversion of monetary assets and liabilities	**(361 074)**	(235 737)
			(302 250)	(238 310)
	3.8	**Depreciation**		
		Buildings	**117 085**	109 589
		Plant and machinery	**123 058**	116 719
		Long-haul motor vehicles and equipment	**287 312**	214 632
		Bus fleet	**70 101**	57 937
		Motor vehicles	**33 688**	35 101
		Leasehold improvements	**150 657**	158 704
		Office and computer equipment, furniture and other assets	**148 485**	114 042
			930 386	806 724
		Vehicle rental fleet	**44 328**	23 829

		2009 R'000	2008 R'000
3.	**OPERATING PROFIT** *(continued)*		
3.8	**Depreciation** *(continued)*		
	Recognised in:		
	Cost of sales	475 628	424 909
	Distribution expenses	281 431	269 844
	Other operating expenses	217 655	135 800
		974 714	830 553
3.9	**Operating lease charges**		
	Rental of properties	2 395 281	1 600 022
	Leases of plant, equipment, vehicles and other	245 056	193 659
		2 640 337	1 793 681

The expense in respect of operating property lease charges of R2 395 million (2008: R1 600 million) is effectively reduced by R33 million (2008: R210 million) in respect of rental income received from sublet properties.

		2009 R'000	2008 R'000
3.10	**Research and development costs**	252	313
3.11	**Fair value (gains)/losses (excluding forward exchange contracts)**		
	Fair value adjustment on cross-currency and interest rate swaps	(390 084)	196 728
	Fair value adjustment on note purchase agreements	425 307	(190 647)
	Fair value adjustment on consumable biological assets	(506 069)	(233 576)
	Other	–	(75)
		(470 846)	(227 570)
3.12	**Expenses directly attributable to timber plantations**		
	Harvesting expenses	(91 238)	(38 599)
	Other operating expenses	(76 472)	(82 602)
		(167 710)	(121 201)
3.13	**Expense raised through provision for warranties**	109 028	38 091
3.14	**Government grants recognised in income**	(2 487)	(2 938)
3.15	**Number of employees**	41 493	43 331

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2009 *(continued)*

		2009 R'000	2008 R'000
4.	**FINANCE COSTS**		
	Interest paid		
	Bank overdrafts	**687 074**	548 743
	Convertible bonds	**328 366**	135 083
	Lease liabilities	**6 573**	4 487
	Loans	**933 258**	854 284
	Vendor liabilities	**–**	1 208
	Other	**13 077**	11 157
	Less: Capitalised to property, plant and equipment	**(9 071)**	(64 141)
		1 959 277	1 490 821
5.	**INCOME FROM INVESTMENTS**		
	Dividends received		
	Listed preference shares	**598**	584
	Interest received		
	Associate and joint-venture companies	**2 535**	381
	Bank balances	**460 990**	381 280
	Loans receivable	**481 679**	397 846
	Other	**13 622**	6 677
		959 424	786 768

6. TAXATION

6.1 Taxation charge

	2009 R'000	2008 R'000
Normal taxation		
South African normal taxation – current year	**51 218**	136 739
South African normal taxation – prior year adjustment	**5 145**	(24 405)
Foreign normal taxation – current year	**166 278**	226 932
Foreign normal taxation – prior year adjustment	**1 142**	47 434
	223 783	386 700
Deferred taxation		
South African deferred taxation – current year	**112 498**	29 837
South African deferred taxation – prior year adjustment	**(8 872)**	12 392
South African deferred taxation – change in rate of taxation	**–**	(1 087)
Foreign deferred taxation – current year	**232 735**	(72 889)
Foreign deferred taxation – prior year adjustment	**550**	1 310
Foreign deferred taxation – change in rate of taxation	**–**	94
	336 911	(30 343)
Capital gains taxation		
Current year	**4 737**	982
Prior year	**(112)**	–
	4 625	982
Secondary taxation on companies (STC)		
Current year	**15 935**	8 794
	581 254	366 133

For detail on deferred taxation assets/(liabilities) refer to note 18.

Deferred taxation comprises:		
Movement in South African deferred taxation assets		
Taxation losses	**(111 993)**	(342 963)
Other	**174 575**	387 470
Movement in South African deferred taxation liabilities		
Taxation losses	**45 346**	(14 287)
Other	**(4 302)**	10 922
Total South African deferred taxation movement	**103 626**	41 142
Movement in foreign deferred taxation assets		
Taxation losses	**(7 863)**	(11 020)
Other	**148 917**	(54 143)
Movement in foreign deferred taxation liabilities		
Taxation losses	**3 205**	(5 405)
Other	**89 026**	(917)
Total foreign deferred taxation movement	**233 285**	(71 485)
Total current year deferred taxation income statement charge	**336 911**	(30 343)

	2009	2008
6. TAXATION *(continued)*		
6.2 Reconciliation of rate of taxation	%	%
Standard rate of taxation	**28,0**	28,0
Effect of different statutory taxation rates of foreign subsidiaries in other jurisdictions	**(11,6)**	(13,4)
Effect of profit of associate companies	**–**	(0,3)
Prior year adjustments	**(0,1)**	(0,3)
STC	**0,4**	0,2
Capital gains taxation	**0,1**	–
Net utilisation of unrecognised taxation losses and deductible temporary differences	**(2,4)**	(4,5)
Permanent differences and other	**(0,6)**	(0,1)
Effective rate of taxation	**13,8**	9,6

7. EARNINGS PER SHARE

7.1 Basic earnings per share

Basic earnings per share is calculated by dividing the net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding shares purchased by the group and held as treasury shares.

	2009	2008
	'000	'000
Weighted average number of ordinary shares		
Issued ordinary shares at beginning of the year	**1 349 719**	1 294 350
Effect of own shares held	**(85 697)**	(45 011)
Effect of shares issued in November 2007	**–**	3 343
Effect of shares issued in December 2007	**–**	27 859
Effect of shares issued in November 2008	**11 819**	–
Weighted average number of ordinary shares at end of the year	**1 275 841**	1 280 541
Earnings	R'000	R'000
Earnings for the year attributable to equity holders of the parent	**3 378 878**	3 310 037
Dividend entitlement on non-redeemable cumulative preference shares	**(111 446)**	(110 998)
Earnings from operations attributable to equity holders of the parent	**3 267 432**	3 199 039
Basic earning per share (cents)	**256,1**	249,8

	2009	2008
	'000	'000

7. EARNINGS PER SHARE *(continued)*

7.2 Diluted earnings per share

Diluted earnings per share is calculated by dividing the diluted earnings attributable to ordinary shareholders by the diluted weighted average number of ordinary shares in issue during the year. The calculation assumes conversion of all dilutive potential shares, regardless of whether the applicable market price triggers have been met. The calculation does not recognise any funds to be received from the exercise of allocated rights or any projected growth in attributable earnings arising from such additional funds, which could compensate for any dilution in earnings per share.

	2009	2008
Reconciliation between number of shares used for earnings per share and diluted earnings per share		
Weighted average number of ordinary shares	1 275 841	1 280 541
Effect of dilutive potential ordinary shares – convertible bonds*	119 339	54 745
Effect of dilutive potential ordinary shares – other*	55 677	58 923
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1 450 857	1 394 209
Reconciliation between earnings attributable to equity holders of the parent and diluted earnings	R'000	R'000
Earnings for the year attributable to equity holders of the parent	3 378 878	3 310 037
Dividend entitlement on non-redeemable cumulative preference shares	(111 446)	(110 998)
Dilutive adjustment on earnings – convertible bonds*	252 627	88 871
Dilutive adjustment on earnings – other*	46 452	41 125
Diluted earnings attributable to equity holders of the parent	3 566 511	3 329 035
Diluted earnings per share (cents)	245,8	238,8
Dilution percentage (%)	4%	5%

7.3 Headline earnings per share

Headline earnings per share is calculated by dividing the headline earnings by the weighted average number of ordinary shares in issue during the year.

	'000	'000
Weighted average number of ordinary shares	1 275 841	1 280 541

* *The shares owned by Steinhoff Sikhulasonke Investments (Proprietary) Limited and classified as treasury shares, were anti-dilutive for the year under review. For the prior period, the convertible bond due 2015 was anti-dilutive and had consequently been excluded from the calculation of diluted headline earnings per share.*

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2009 (continued)

	2009 GROSS OF TAXATION AND MINORITY INTERESTS R'000	2009 NET OF TAXATION AND MINORITY INTERESTS R'000	2008 GROSS OF TAXATION AND MINORITY INTERESTS R'000	2008 NET OF TAXATION AND MINORITY INTERESTS R'000
7. EARNINGS PER SHARE *(continued)*				
7.3 Headline earnings per share *(continued)*				
Reconciliation between earnings and headline earnings				
Earnings for the year attributable to equity holders of the parent		3 378 878		3 310 037
Dividend entitlement on non-redeemable cumulative preference shares		(111 446)		(110 998)
		3 267 432		3 199 039
Adjusted for:				
Goodwill adjustment on recognition of deferred taxation asset (IFRS 3, paragraph 65)	–	–	15 581	–
Impairment of associate company	–	–	154 764	154 764
Impairment of property, plant and equipment	11 667	8 250	9 490	8 110
Loss on sale of intangible asset	4	3	–	–
Loss on scrapping of vehicle rental fleet	6 088	4 383	7 650	5 508
Negative goodwill on business combination released to profit or loss	–	–	(8 723)	(4 384)
Other assets – (reversal of impairments)/impairments	(253)	(253)	2 060	2 060
Profit on disposal of investment property	(18 612)	(16 543)	(2 348)	(2 019)
Foreign currency translation reserve released on disposal of subsidiary	(5 433)	(5 249)	–	–
(Profit)/loss on disposal of property, plant and equipment	(42 756)	(38 759)	14 416	11 620
Remeasurements included in equity-accounted earnings of associate companies	7 018	7 018	63	63
Headline earnings attributable to equity holders of the parent		3 226 282		3 374 761
Headline earnings per share (cents)		252,9		263,5

	2009	2008
	'000	'000

7. EARNINGS PER SHARE *(continued)*

7.4 Diluted headline earnings per share

Diluted headline earnings per share is calculated by dividing the headline earnings by the diluted weighted average number of shares in issue during the year.

	2009	2008
Weighted average number of ordinary shares for the purpose of diluted headline earnings per share (note 7.2).	**1 450 857**	1 394 209
Reconciliation of headline earnings attributable to equity holders of the parent and diluted headline earnings	R'000	R'000
Headline earnings attributable to equity holders of the parent	**3 226 282**	3 374 761
Dilutive adjustment on earnings – convertible bonds*	**252 627**	88 871
Dilutive adjustment on earnings – other*	**46 452**	41 125
Diluted headline earnings attributable to equity holders of the parent	**3 525 361**	3 504 757
Diluted headline earnings per share (cents)	**243,0**	251,4
Dilution percentage (%)	**4%**	5%

* *The shares owned by Steinhoff Sikhulasonke Investments (Proprietary) Limited and classified as treasury shares, were anti-dilutive for the year under review. For the prior period, the convertible bond due 2015 was anti-dilutive and had consequently been excluded from the calculation of diluted headline earnings per share.*

7.5 Net asset value per ordinary share

Net asset value per ordinary share is calculated by dividing the ordinary shareholders' equity, adjusted by the non-redeemable cumulative preference shares, by the number of issued ordinary shares at year-end.

	2009	2008
	'000	'000
Number of ordinary shares issued at year-end	**1 280 346**	1 268 743
Net asset value	R'000	R'000
Attributable to equity holders of the parent	**22 063 795**	21 815 421
Preference share capital and premium	**(1 042 474)**	(1 042 474)
Attributable to ordinary shareholders	**21 021 321**	20 772 947
Net asset value per ordinary share (cents)	**1 642**	1 637

8. DISTRIBUTION TO SHAREHOLDERS

	2009 CENTS	2008 CENTS
8.1 Capital distribution to ordinary shareholders		
The board has resolved to award non-renounceable capitalisation shares from the share premium account to shareholders recorded in the register at the close of business on Friday, 4 December 2009 (2008: 5 December) (the capitalisation share award). All shareholders will be awarded the opportunity to elect to receive a cash distribution of 60 cents per share in lieu of the capitalisation share award. Elections will close on Friday, 4 December 2009 at 12:00 and the payment and issue date will be Monday, 7 December 2009 (2008: 8 December 2008).	**60**	60
8.2 Distribution to preference shareholders		
A preference dividend in respect of the period 1 January 2008 to 30 June 2008 (2008: 1 January 2007 to 30 June 2007) was paid to those Steinhoff Investment preference shareholders recorded in the books of the company at the close of business on 27 October 2008 (2008: 19 October 2007). A preference dividend in respect of the period 1 July 2008 to 31 December 2008 (2008: 1 July 2007 to 31 December 2007) was paid on 28 April 2009 (2008: 29 April 2008) to those Steinhoff Investment preference shareholders recorded in the books of the company at the close of business on 24 April 2009 (2008: 25 April 2008).	**1 136**	983
The directors of Steinhoff Investment have resolved to declare and pay preference dividends on 26 October 2009 (2008: 27 October 2008) for the period 1 January 2009 to 30 June 2009 (2008: 1 January 2008 to 30 June 2008) to those preference shareholders recorded in the books of Steinhoff Investment at the close of business on 23 October 2009 (2008: 24 October 2008).	**489**	552

	2009 R'000	2008 R'000
9. GOODWILL		
Carrying amount at beginning of the year	8 300 991	4 659 334
Arising on business combinations (note 38)	34 052	2 470 355
Arising on business combinations – adjustment of previous year purchase price allocation	–	5 924
Goodwill adjustment on recognition of deferred taxation asset (IFRS 3, paragraph 65)	–	(15 581)
Impairments	–	(800)
Exchange differences on consolidation of foreign subsidiaries	(1 139 530)	1 181 759
Carrying amount at end of the year	7 195 513	8 300 991
Cost	7 286 184	8 407 759
Accumulated impairment	(90 671)	(106 768)
Carrying amount at end of the year	7 195 513	8 300 991

When the group acquires a business that qualifies as a business combination in respect of IFRS 3, the group allocates the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill. The goodwill acquired in a business combination is allocated, at acquisition, to the cash-generating unit (CGU) that is expected to benefit from that business. Goodwill is assessed for impairment annually, irrespective of whether there is any indication of impairment.

Review of impairment

The impairment test compares the carrying amount of the unit, including goodwill, to the value in use, or fair value of the unit. The recoverable amount of the CGU is determined from the value in use calculation. The key assumptions for the value in use calculation are those regarding the discount rates, growth rates and the expected changes to the selling prices and the direct costs during the period. The discount rates are based on the weighted average cost of capital, while growth rates are based on management's experience and expectations. Growth rates used do not exceed the long-term average growth rate for the area in which the CGU operates. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market, and are derived from the most recent financial budgets and forecasts that have been prepared by management.

Where an intangible asset, such as a trademark, trade name and brand name and/or patent has been assessed as having an indefinite useful life (see note 35), the cash flow of the CGU, supporting the goodwill and driven by the trademark, brand or patent are also assumed to be indefinite.

An impairment charge is required for both goodwill and other indefinite lived intangible assets when the carrying amount exceeds the recoverable amount. No impairment charges were recorded for the year ended 30 June 2009 (2008: R0,8 million).

			2009	2008

9. **GOODWILL** *(continued)*

The group prepared cash flow forecasts derived from the most recent financial budgets approved by management for the next year and extrapolated cash flows for the following years based on an estimated growth rate as set out below.

Impairment tests for CGUs containing goodwill

The following units have significant carrying amounts of goodwill:	PRE-TAX DISCOUNT RATE	FORECASTED CASH FLOWS	R'000	R'000
Europe				
Steinhoff Retail GmbH (Austria)	5,80%	Budget year 1, thereafter 4,7% growth rate.	**2 486 425**	3 166 274
Pacific Rim				
Steinhoff Asia Pacific	12,10%	Budget year 1, thereafter 3,5% growth rate.	**849 978**	1 030 798
Southern Africa				
BCM Group	15,01%	Budget year 1, thereafter 13% growth rate up to 30 June 2012. The estimated subsequent cash flows were based on declining growth rates.	**9 252**	9 252
PG Bison Holdings (Proprietary) Limited	13,96%	Budget year 1, thereafter 15% growth rate up to 30 June 2012. The estimated subsequent cash flows were based on declining growth rates.	**116 556**	116 556
Unitrans Holdings (Proprietary) Limited	13,09%	Budget year 1, thereafter 16% growth rate up to 30 June 2013. The estimated subsequent cash flows were based on declining growth rates.	**573 255**	573 255
United Kingdom				
Steinhoff UK Holdings	5,46%	Budget year 1 to 3, thereafter 2,7% growth rate.	**3 020 569**	3 295 692
Various other units	5,50% – 15,00%	Budget year 1, thereafter 1% – 2% growth rate.	**139 478**	109 164
Carrying amount at end of the year			**7 195 513**	8 300 991

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2009 (continued)

	TRADE & BRAND NAMES R'000	PATENTS & TRADE-MARKS R'000	SOFTWARE R'000	CUSTOMER RELATION-SHIPS R'000	LICENCE AGREE-MENTS R'000	CONTRACTS R'000	OTHER R'000	TOTAL R'000
10. INTANGIBLE ASSETS								
Cost								
Balance at 1 July 2007	4 386 250	1 124 221	328 748	13 417	17 951	7 095	4 975	5 882 657
Acquisition of subsidiaries and joint-venture companies	4 333 916	–	51 056	–	–	2 337	–	4 387 309
Additions	679 808	–	33 111	–	8 794	–	6 382	728 095
Disposals	(1 711)	(452)	(132 709)	(4 714)	–	–	(1 059)	(140 645)
Reclassifications	10 123	(8 000)	146	(10 117)	3 202	(2 315)	(465)	(7 426)
Exchange differences on consolidation of foreign subsidiaries	2 314 991	(8)	79 646	1 774	5 551	–	–	2 401 954
Balance at 30 June 2008	11 723 377	1 115 761	359 998	360	35 498	7 117	9 833	13 251 944
Disposal of subsidiaries and joint-venture companies	–	–	**(61)**	–	–	–	–	**(61)**
Additions	–	**97 767**	**30 056**	**137**	–	–	**5 752**	**133 712**
Disposals	–	–	**(59 022)**	–	**(3 100)**	–	–	**(62 122)**
Reclassifications	–	–	**(428)**	**2 215**	–	–	**(2 185)**	**(398)**
Exchange differences on consolidation of foreign subsidiaries	**(1 360 998)**	**(28)**	**(5 443)**	–	**(5 150)**	–	**(10 136)**	**(1 381 755)**
Balance at 30 June 2009	**10 362 379**	**1 213 500**	**325 100**	**2 712**	**27 248**	**7 117**	**3 264**	**11 941 320**

	TRADE & BRAND NAMES R'000	PATENTS & TRADE-MARKS R'000	SOFTWARE R'000	CUSTOMER RELATION-SHIPS R'000	LICENCE AGREE-MENTS R'000	CONTRACTS R'000	OTHER R'000	TOTAL R'000
10. INTANGIBLE ASSETS *(continued)*								
Amortisation and impairment								
Balance at 1 July 2007	(2 643)	(10 758)	(268 323)	(719)	(7 354)	(2 043)	(3 108)	(294 948)
Acquisition of subsidiaries and joint-venture companies	(213)	–	(24 412)	–	–	–	–	(24 625)
Amortisation for the year	–	(65)	(29 471)	–	(5 812)	(741)	(1 779)	(37 868)
Disposals	1 711	194	88 716	1 345	–	–	598	92 564
Reclassifications	823	8 000	(146)	(829)	(3 202)	754	2 026	7 426
Exchange differences on consolidation of foreign subsidiaries	(23)	(5)	(66 175)	(157)	(2 529)	–	–	(68 889)
Balance at 30 June 2008	(345)	(2 634)	(299 811)	(360)	(18 897)	(2 030)	(2 263)	(326 340)
Disposal of subsidiaries and joint-venture companies	**–**	**–**	**61**	**–**	**–**	**–**	**–**	**61**
Amortisation for the year	**–**	**(76)**	**(41 563)**	**(149)**	**(865)**	**(936)**	**(2 518)**	**(46 107)**
Disposals	**–**	**–**	**49 034**	**–**	**3 100**	**–**	**–**	**52 134**
Reclassifications	**–**	**–**	**428**	**(1 946)**	**–**	**–**	**1 916**	**398**
Impairment reversal	**–**	**–**	**70**	**–**	**–**	**–**	**–**	**70**
Exchange differences on consolidation of foreign subsidiaries	**64**	**2**	**44 547**	**–**	**3 725**	**–**	**9 941**	**58 279**
Balance at 30 June 2009	**(281)**	**(2 708)**	**(247 234)**	**(2 455)**	**(12 937)**	**(2 966)**	**7 076**	**(261 505)**
Carrying amount at 30 June 2007	4 383 607	1 113 463	60 425	12 698	10 597	5 052	1 867	5 587 709
Carrying amount at 30 June 2008	11 723 032	1 113 127	60 187	–	16 601	5 087	7 570	12 925 604
Carrying amount at 30 June 2009	**10 362 098**	**1 210 792**	**77 866**	**257**	**14 311**	**4 151**	**10 340**	**11 679 815**

During the prior year the group acquired European Retail Management SA (ERM). As a result of the investment in ERM, the group now effectively controls and therefore consolidates various European retail operations based in the European Union. The prior year increase in intangible assets relates largely to this acquisition. Detail of the prior year fair valuations are disclosed in note 38.

Review of impairment

In determining the appropriate methodology to be adopted in the valuation of the value in use of the majority of the group's intangible assets, the relief from royalty approach was considered to be the most applicable as a primary valuation methodology because it is predominantly and widely used as a basis for the structuring of licensing agreements both locally in the countries where these intangible assets originate and internationally, and this approach is generally accepted internationally as a reliable means of valuing trademarks.

IAS 38 – *Intangible Assets* (IAS 38) gives guidance on how the fair value of intangible assets can be determined. The guidance has been applied throughout the valuation of the trade names, brand names and trademarks. Impairment tests typically take into account the most recent management forecast whereafter a reasonable rate of growth is applied based on market and industry conditions. Discount rates used in the discounted cash flow models are based on a weighted average cost of capital, while royalty rates used are determined with reference to industry benchmarks.

Impairment

All intangible assets were tested for impairment during the year under review and no impairments were recognised for the current or prior year on intangible assets. All impairment testing was done consistently with methods used in the prior year.

Useful lives

Under IAS 38, the useful life of an asset is either finite or indefinite. An indefinite life does not mean an infinite useful life, but rather that there is no foreseeable limit to the period over which the asset can be expected to generate cash flows for the entity. Intangible assets with an indefinite useful life are not amortised; they are tested for impairment at least annually.

10. INTANGIBLE ASSETS *(continued)*

All of the European trade names, brand names and/or trademarks have been assessed as having an indefinite useful life. In southern Africa the intangible assets acquired in the Unitrans and PG Bison business combinations, have also been assessed as having indefinite useful lives. The majority of these trade names and brand names were assessed independently at the time of the acquisition, and the indefinite useful life assumptions were supported by the following evidence:

- The industry is a mature, well-established industry.
- The trade names, brand names and/or trademarks are long-established relative to the market and have been in existence for a long time.
- The intangible assets relate to trade names, brand names, trademarks and patents rather than products and are therefore not vulnerable to typical product lifecycles or to the technical, technological, commercial or other types of obsolescence that can be seen to limit the useful lives of other trade names and brand names.
- There is a relatively low turnover of comparable intangible assets implying stability within the industry.

Royalty rates

The royalty rate represents the assumed amount which would be paid to the owner of the intangible asset as a royalty fee, expressed as a percentage of revenue, for the use of the intangible asset. It is necessary to look to the industry in which the brand is operational to determine an appropriate notional royalty rate.

A database search of the RoyaltySource Intellectual Property Database for comparable worldwide licensing or franchising transactions of trademarks in the retail industry, focusing on furniture and/or household goods revealed royalty rates varying from 2,5% to 5,0%, with an average rate of 4,0%. The royalty rates used in assessing the value in use of the Steinhoff trade names and brand names all fall within or below this recommended range and vary from 0,5% to 3,1%.

	LAND & BUILDINGS R'000	PLANT & MACHINERY R'000	LONG-HAUL MOTOR VEHICLES & EQUIPMENT R'000	BUS FLEET R'000	MOTOR VEHICLES R'000	CAPITAL WORK-IN-PROGRESS R'000	LEASEHOLD IMPROVE-MENTS R'000	OFFICE & COMPUTER EQUIPMENT, FURNITURE & OTHER ASSETS R'000	TOTAL R'000
11. PROPERTY, PLANT AND EQUIPMENT									
Cost									
Balance at 1 July 2007	3 931 437	1 420 397	1 916 792	541 824	193 080	812 200	1 538 202	987 398	11 341 330
Additions	269 916	95 104	963 544	127 209	67 937	352 525	93 342	126 077	2 095 654
Assets held for sale	(10 399)	(4 841)	6 755	–	(131)	–	–	(203)	(8 819)
Disposals	(559 847)	(81 859)	(158 875)	(41 090)	(33 374)	(6 619)	(243 548)	(161 091)	(1 286 303)
Impairments	(2 561)	(9 627)	–	–	(2)	–	(31)	(522)	(12 743)
Intergroup (disposals)/purchases	(2 132)	(1 949)	(24 224)	–	(48)	–	–	(1 604)	(29 957)
Acquisition of subsidiary companies	1 748 277	222 961	–	–	16 723	2 805	713 898	212 257	2 916 921
Disposal of subsidiary companies	(1 640 978)	(210)	–	–	–	–	–	(24 409)	(1 665 597)
Reclassification	496 415	626 532	125	30	15 227	(1 068 208)	(849)	(69 272)	–
Transferred to investment property and inventory	(330 275)	–	–	–	–	–	–	–	(330 275)
Exchange differences on consolidation of foreign subsidiaries	1 393 863	146 913	17 543	103	22 914	11 836	389 060	(58 680)	1 923 552
Balance at 30 June 2008	5 293 716	2 413 421	2 721 660	628 076	282 326	104 539	2 490 074	1 009 951	14 943 763
Additions	**253 957**	**77 485**	**517 924**	**111 674**	**40 537**	**198 014**	**119 433**	**228 857**	**1 547 881**
Assets held for sale	**10 400**	**–**	**(6 590)**	**–**	**–**	**–**	**–**	**–**	**3 810**
Disposals	**(62 725)**	**(120 835)**	**(194 867)**	**(29 942)**	**(22 273)**	**(6 007)**	**(20 626)**	**(135 647)**	**(592 922)**
Impairments	**(718)**	**–**	**–**	**–**	**–**	**–**	**(14 573)**	**–**	**(15 291)**
Acquisition of subsidiary companies	**1 357**	**12 413**	**–**	**–**	**19 251**	**–**	**3 684**	**10 972**	**47 677**
Disposal of subsidiary companies	**–**	**(1 036)**	**–**	**–**	**(15)**	**–**	**–**	**(283)**	**(1 334)**
Reclassification	**53 947**	**47 228**	**(43 417)**	**49 571**	**(24 941)**	**(141 804)**	**(91 618)**	**123 315**	**(27 719)**
Transferred to investment property and inventory	**1 244**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**1 244**
Exchange differences on consolidation of foreign subsidiaries	**(545 023)**	**(147 419)**	**(19 063)**	**(85)**	**(44 255)**	**(25 652)**	**(311 515)**	**(223 482)**	**(1 316 494)**
Balance at 30 June 2009	**5 006 155**	**2 281 257**	**2 975 647**	**759 294**	**250 630**	**129 090**	**2 174 859**	**1 013 683**	**14 590 615**

	LAND & BUILDINGS R'000	PLANT & MACHINERY R'000	LONG-HAUL MOTOR VEHICLES & EQUIPMENT R'000	BUS FLEET R'000	MOTOR VEHICLES R'000	LEASEHOLD IMPROVE-MENTS R'000	OFFICE & COMPUTER EQUIPMENT, FURNITURE & OTHER ASSETS R'000	TOTAL R'000
11. PROPERTY, PLANT AND EQUIPMENT *(continued)*								
Accumulated depreciation and impairment								
Balance at 1 July 2007	(518 652)	(725 262)	(781 014)	(215 977)	(107 193)	(857 059)	(676 663)	(3 881 820)
Assets held for sale	–	3 321	(3 541)	–	11	–	9	(200)
Current year depreciation	(109 589)	(116 719)	(214 632)	(57 937)	(35 101)	(158 704)	(114 042)	(806 724)
Disposals	465 600	70 259	99 852	29 090	21 840	221 214	147 530	1 055 385
Impairments	–	2 947	–	–	–	–	306	3 253
Intergroup (purchases)/disposals	2 132	1 949	24 224	–	48	–	1 604	29 957
Acquisition of subsidiary companies	(483 692)	(34 936)	–	–	(5 510)	(194 080)	(34 302)	(752 520)
Disposal of subsidiary companies	342 296	12	–	–	–	–	11 113	353 421
Reclassification	(130)	(51 860)	122	–	4 747	(879)	48 000	–
Exchange differences on consolidation of foreign subsidiaries	(170 824)	(99 312)	(8 902)	(103)	(12 593)	(283 899)	(103 669)	(679 302)
Balance at 30 June 2008	(472 859)	(949 601)	(883 891)	(244 927)	(133 751)	(1 273 407)	(720 114)	(4 678 550)
Assets held for sale	–	–	4 492	–	–	–	–	4 492
Current year depreciation	**(117 085)**	**(123 058)**	**(287 312)**	**(70 101)**	**(33 688)**	**(150 657)**	**(148 485)**	**(930 386)**
Disposals	**24 386**	**92 972**	**93 164**	**19 468**	**15 140**	**20 525**	**72 817**	**338 472**
Impairments	**70**	**3 500**	–	–	–	–	**54**	**3 624**
Acquisition of subsidiary companies	–	**(3 526)**	–	–	**(12 093)**	**(1 377)**	**(4 378)**	**(21 374)**
Disposal of subsidiary companies	–	**868**	–	–	**61**	–	**196**	**1 125**
Reclassification	**3 812**	**(9 666)**	**7 059**	**(537)**	**10 970**	**6 370**	**9 711**	**27 719**
Exchange differences on consolidation of foreign subsidiaries	**89 747**	**105 050**	**9 166**	**82**	**23 021**	**148 749**	**95 986**	**471 801**
Balance at 30 June 2009	**(471 929)**	**(883 461)**	**(1 057 322)**	**(296 015)**	**(130 340)**	**(1 249 797)**	**(694 213)**	**(4 783 077)**

	2009	2008	2007
	R'000	R'000	R'000
11. PROPERTY, PLANT AND EQUIPMENT *(continued)*			
Net book value			
Land and buildings	**4 534 226**	4 820 857	3 412 785
Plant and machinery	**1 397 796**	1 463 820	695 135
Long-haul motor vehicles and equipment	**1 918 325**	1 837 769	1 135 778
Bus fleet	**463 279**	383 149	325 847
Motor vehicles	**120 290**	148 575	85 887
Capital work-in-progress	**129 090**	104 539	812 200
Leasehold improvements	**925 062**	1 216 667	681 143
Office and computer equipment, furniture and other assets	**319 470**	289 837	310 735
	9 807 538	10 265 213	7 459 510

Land and buildings

Details of land and buildings are available for inspection by members on request at the various registered offices of the company and its subsidiaries.

Encumbered assets

Assets with a book value of R1 612 276 000 (2008: R1 503 271 000) are encumbered as set out in note 28.

Strategic Industrial Projects Programme (SIP Programme)

PG Bison has entered into an agreement with the South African Department of Trade and Industry in terms of which its north-eastern Cape Forest Project forms part of the SIP Programme. The benefit has been deemed to be akin to an investment taxation credit, and the group therefore accounts for the benefit in terms of its policy for government grants related to assets. R168 million was therefore deducted in 2008 from the cost of the project's assets.

Insurance

Property, plant and equipment, with the exception of motor vehicles, bus fleet, long-haul motor vehicles and land, are insured at approximate cost of replacement. Motor vehicles are insured at market value. Bus fleet and long-haul motor vehicles are self-insured.

Capitalisation of interest

Interest capitalised to the cost of property, plant and equipment was included in additions during the current year.

Impairment losses

Refer to "Capital items" (note 2).

Useful lives

The estimated useful lives are reflected under "Judgements and estimates" (note 35).

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2009 (continued)

		2009	2008
		R'000	R'000
12.	**INVESTMENT PROPERTY**		
	Balance at beginning of the year	**304 835**	–
	Additions	**22 948**	20 439
	Disposals	**(23 328)**	(45 152)
	Transferred from property, plant and equipment	**–**	329 548
	Balance at end of the year	**304 455**	304 835
	No depreciation was recognised on investment property in the current or prior years as the residual values exceeded the carrying values of all properties classified as investment property.		
	At 30 June 2009, investment property was valued by management at R347 million (2008: R398 million).		
	Rental income and expense from investment property		
	Rental income from investment property	**21 454**	22 951
	Direct operating expenses arising from investment property that generated rental income during the year	**4 165**	2 932
	Direct operating expenses arising from investment property that did not generated rental income during the year	**193**	118
	No restrictions exist on the sale of investment property.		
	There are no material contractual obligations to purchase, construct or develop investment property. There are, however, service level agreements and building maintenance contracts in place with third-party contractors for security, repairs, maintenance and minor enhancements.		
13.	**VEHICLE RENTAL FLEET**		
	Balance at beginning of the year	**308 981**	259 745
	Additions	**242 663**	363 072
	Disposals	**(312 852)**	(277 299)
	Cost	**(352 052)**	(297 604)
	Accumulated depreciation	**39 200**	20 305
	Scrapping of vehicle rental fleet	**(9 793)**	(12 708)
	Cost	**(11 173)**	(13 872)
	Accumulated depreciation	**1 380**	1 164
	Transfer to held for sale	**(1 715)**	–
	Depreciation	**(44 328)**	(23 829)
		182 956	308 981
	Less: Vehicle rental fleet held for less than 12 months (current assets)	**(142 954)**	(296 844)
	Vehicle rental fleet held for more than 12 months (non-current assets)	**40 002**	12 137

	2009 R'000	2008 R'000
14. CONSUMABLE BIOLOGICAL ASSETS		
Timber plantations		
Carrying amount at beginning of the year	706 283	511 306
Decrease due to harvesting	(91 238)	(38 599)
Fair value adjustment to plantations	506 069	233 576
Carrying amount at end of the year	1 121 114	706 283
Livestock	3 922	–
	1 125 036	706 283
Expenses incurred in the management and operations of plantations	(167 710)	(121 201)

The group owns and manages timber plantations for use in manufacturing timber products. In terms of IAS 41 – *Agriculture*, the plantations are valued at fair value less estimated costs to sell. The Faustman formula and discounted cash flow models were applied in determining the fair value of the plantations. The principal assumptions used in the Faustman formula include surveying physical hectares planted, age analysis and the industry mean annual incremental growth.

The fair value of mature standing timber, being the age at which it becomes marketable, is based on the market price of the estimated recoverable timber volumes, net of harvesting costs. The fair value of younger standing timber is based on the present value of the net cash flows expected to be generated by the plantation at maturity.

Livestock was introduced to the plantations as part of the fire prevention strategy of the group.

The group is exposed to a number of risks regarding its timber plantations:

- Regulatory and environmental risks
  The group's timber plantation operations are subject to laws and regulations. The group has established environmental policies and procedures aimed at compliance with local environmental and other laws. The Thesens and north-eastern Cape forests are Forestry Stewardship Council certified (refer to sustainability report). Management performs regular reviews to identify environmental risks and to ensure that the systems in place are adequate to manage those risks.
- Supply and demand risks
  For external sale of timber, the group is exposed to risks arising from the fluctuations of price and sales volumes of timber. Where possible, the group manages these risks by aligning its harvest volume to market supply and demand. Management performs regular industry trend analysis to ensure that the group's pricing structure is in line with the market and to ensure that projected harvest volumes are consistent with the expected demand.
- Climate and other risks
  The group's timber plantations are exposed to the risk of damage from climate changes, disease, forest fires and other natural forces. The group has extensive processes in place aimed at monitoring and mitigating those risks, including regular forest health inspections and industry and pest disease surveys. The group also insures itself, where cost-effective, against natural disasters such as fire.

Encumbered consumable biological assets
None of the group's consumable biological assets are encumbered.

Commitments
There are no amounts committed for the development and acquisition of consumable biological assets.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2009 (continued)

	Nature of business	2009 % holding	2008 % holding	2009 R'000	2008 R'000
15. INVESTMENTS IN ASSOCIATE COMPANIES					
Carrying value					
Listed					
Amalgamated Appliances Holdings Limited	Supplies and distributes appliances and electrical accessories	**27,6**	27,6	**135 921**	155 419
Shares				**114 629**	114 629
Post-acquisition earnings				**21 292**	40 790
KAP International Holdings Limited	Diverse manufacturing, wholesale and retail businesses	**30,8**	30,8	**522 412**	533 881
Shares (including Micawber 455 (Proprietary) Limited (note 27))				**426 873**	426 873
Post-acquisition earnings				**95 539**	107 008
Unlisted					
Asste Management Holding GmbH	Holding company	**45,0**	–	**97**	–
Emergent Office Solutions (Proprietary) Limited	Sale and distribution of office furniture	**24,5**	–	**3 291**	–
Hemisphere International Property BV	Property holding company	**45,0**	45,0	**947 795**	1 009 151
Induna Tippers (Proprietary) Limited	Supplies trucks to the Gautrain project	**49,0**	49,0	**4 684**	2 408
Loungefoam (Proprietary) Limited	Manufactures foam products	**47,5**	47,5	**21 239**	22 854
Xinergistix Limited	Industrial long-distance haulage	**27,6**	27,6	**31 502**	28 960
Zimbabwean associate company (impaired)	Manufactures panel products	**40,0**	40,0	**–**	–
				1 666 941	1 752 673
Loans due by/(to) associate companies					
Emergent Office Solutions (Proprietary) Limited				**3 000**	–
Hemisphere International Property BV				**1 344 825**	709 309
Induna Tippers (Proprietary) Limited				**(10 000)**	(4 000)
Loungefoam (Proprietary) Limited				**–**	10
				1 337 825	705 319
				3 004 766	2 457 992
Market value of listed investments				**247 650**	383 682
Directors' valuation of unlisted investments				**1 008 608**	1 063 373
				1 256 258	1 447 055

	2009 R'000	2008 R'000

15. INVESTMENTS IN ASSOCIATE COMPANIES *(continued)*

The June 2009 30-day volume-weighted average share prices on the JSE Limited were used to determine the market value of listed investments. Where there were impairment indicators, discounted cash flows were used to determine the value in use of these investments. For listed investments, publically available information was used to determine value in use. No impairment was recognised in the current year (2008: R155 million).

	2009 R'000	2008 R'000
Investments at cost		
Listed investments		
Amalgamated Appliances Holdings Limited	**114 629**	114 629
Share of net asset value	**119 432**	119 432
Fair value adjustments on acquisition of associate	**24 049**	24 049
Goodwill	**144 126**	144 126
Impairment	**(154 764)**	(154 764)
Capital distribution received	**(18 214)**	(18 214)
KAP International Holdings Limited	**426 873**	426 873
Share of net asset value	**339 707**	339 707
Fair value adjustments on acquisition of associate	**8 799**	8 799
Goodwill	**98 319**	98 319
Capital distribution received	**(19 952)**	(19 952)
	541 502	541 502
Unlisted investments		
Asste Management Holding GmbH	**97**	–
Emergent Office Solutions (Proprietary) Limited	**3 000**	–
Hemisphere International Property BV	**917 990**	1 009 151
Opening balance	**1 009 151**	1 009 151
Additions for the year	**36 829**	–
Foreign currency translation reserve	**(127 990)**	–
Loungefoam (Proprietary) Limited	**9 576**	9 576
Xinergistix Limited	**20 720**	20 720
	951 383	1 039 447
Total investments at cost	**1 492 885**	1 580 949

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

		2009	2008
		R'000	R'000
15.	**INVESTMENTS IN ASSOCIATE COMPANIES** *(continued)*		
	Attributable share of post-acquisition retained earnings		
	At beginning of the year	**171 724**	134 653
	Current year share of income	**6 527**	37 071
	Foreign currency translation difference	**(4 195)**	-
	At end of the year	**174 056**	171 724

Commitments

The group's obligation in respect of losses and contingent liabilities from associate companies is limited to the extent of the carrying values of the investments.

Information in respect of investments in associate companies

Balance sheet

	2009 R'000	2008 R'000
Assets		
Intangible assets and goodwill	**265 138**	281 534
Property, plant and equipment	**5 429 629**	5 981 198
Non-current assets	**53 662**	2 488 019
Deferred taxation assets	**210 712**	137 856
Current assets	**2 065 847**	65 900
	8 024 988	8 954 507
Equity and liabilities		
Share capital and reserves	**3 419 359**	4 055 202
Minority interests	**213 382**	40 733
Non-current liabilities	**1 477 619**	40 730
Deferred taxation liabilities	**25 249**	968 642
Current liabilities	**2 889 379**	3 849 200
	8 024 988	8 954 507

	2009 R'000	2008 R'000

15. INVESTMENTS IN ASSOCIATE COMPANIES *(continued)*

Income statement

	2009 R'000	2008 R'000
Revenue	**5 609 841**	6 805 749
Profit/(loss) before taxation	**19 701**	(112 396)
Taxation	**3 746**	(14 512)
Profit/(loss) for the year	**23 447**	(126 908)
Attributable to:		
Equity holders of the parent	**28 047**	(119 408)
Minority interest	**(4 600)**	(7 500)
Profit/(loss) for the year	**23 447**	(126 908)

16. INTEREST IN JOINT-VENTURE COMPANIES

	NATURE OF BUSINESS	% HOLDING	% HOLDING
Buffalo Pocket Spring Company (Proprietary) Limited	Manufactures pocket inner springs	**50**	50
Kronotex South Africa (Proprietary) Limited	Supplier of flooring accessories to retail outlets	**50**	50
La-Z-Boy Europe BV	Manufactures recliner chairs	**50**	50
Pennypinchers stores and Timbercity stores	Distribution of building materials, hardware, home improvement products and related goods and services	*	50
PG Bison Kenya Limited	Retail outlet selling hardware materials	**50**	50
Samstar Services (Proprietary) Limited	Provider of security services	**33**	33
Steitex (Proprietary) Limited	Fabric sourcing	**50**	50
Univiron (Proprietary) Limited	Waste removal specialists	**50**	50
Van den Bosch Beheer BV	Wholesale and distribution of household goods	**50**	50

	R'000	R'000
Loans due by joint-venture companies	**9 997**	5 983
Less: Impairments written off	–	(349)
	9 997	5 634

Impairment losses

No impairment loss was recognised in profit or loss for the year ended 30 June 2009 (2008: R0,3 million).

Commitments

The joint-venture companies did not have any contingent liabilities at year-end.

* *The restructuring of the building supply retail division (Steinbuild) led to control of the joint-venture operations, requiring the consolidation of its results in the year under review. This division was proportionally consolidated in the previous year.*

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2009 (continued)

		2009 R'000	2008 R'000
16.	**INTEREST IN JOINT-VENTURE COMPANIES** *(continued)*		
	The proportionate share of the aggregated financial information of the joint-venture companies consolidated is:		
	Assets and liabilities		
	Intangible assets and goodwill	**861**	776
	Property, plant and equipment	**123 259**	168 246
	Deferred taxation assets	**394**	130
	Other non-current assets	**–**	12 246
	Current assets	**306 038**	572 143
	Non-current liabilities	**(16 479)**	(169 855)
	Deferred taxation liabilities	**(4 915)**	(19 944)
	Current liabilities	**(242 972)**	(263 004)
		166 186	300 738
	Capital and reserves	**(166 186)**	(300 738)
	Income statement		
	Revenue	**848 996**	1 389 538
	Net expenditure	**(783 445)**	(1 309 752)
	Profit before taxation	**65 551**	79 786
	Taxation	**(20 916)**	(14 497)
	Profit for the year	**44 635**	65 289
17.	**INVESTMENTS AND LOANS**		
	Listed investments – preference shares	**4 526**	4 395
	Unlisted investments	**274 173**	248 574
	Ordinary shares	**62 310**	59 684
	Preference shares	**211 863**	188 890
	Loans receivable carried at amortised cost	**2 079 381**	1 020 076
		2 358 080	1 273 045
	Directors' valuation of unlisted investments	**274 173**	248 574

	2009	2008
	R'000	R'000

17. INVESTMENTS AND LOANS *(continued)*

A fair value adjustment of R0,1 million (2008: R0,6 million) on the listed preference shares was processed directly in equity during the year. This fair value adjustment increased (2008: decreased) the carrying value of the investment to equal the market value as at 30 June.

Discounted cash flows were used to determine the value in use of unlisted preference shares. No fair value adjustment was processed during the year. A prior year adjustment of R2,6 million was processed directly to equity.

The directors' valuation of unlisted ordinary shares and loans is based on valuation of the underlying assets of the investments.

The unsecured loans receivable consist of various loans with repayment terms ranging between 13 and 73 months, bearing interest at market-related interest rates and participating in profit share.

None of the loans receivable included as non-current financial assets are past due or impaired at balance sheet date and there are no indications that any of these counterparties will not meet their repayment obligations.

Details of investments are available at the registered office of the company for inspection by members.

18. DEFERRED TAXATION ASSETS/(LIABILITIES)

18.1 Deferred taxation movement

(Liabilities)/assets	2009 R'000	2008 R'000
Balance at beginning of the year	**(1 813 428)**	(285 112)
Deferred taxation of subsidiaries acquired	**–**	(1 250 192)
Deferred taxation of subsidiaries disposed	**(1 776)**	(10 842)
Strategic Industrial Projects allowance	**–**	168 000
Amounts charged directly to equity		
Actuarial reserve	**8 477**	(10 806)
Cash flow hedges	**108**	108
Equity component of convertible bonds	**–**	(59 162)
Share-based payments	**(18 034)**	(35 622)
Current year (charge)/credit	**(336 911)**	30 343
Exchange differences on consolidation of foreign subsidiaries	**242 462**	(360 143)
Balance at end of the year	**(1 919 102)**	(1 813 428)

18.2 Deferred taxation balances

Assets

Provision for taxation on temporary differences resulting from South African normal taxation rate (28%), South African capital gains taxation (SA CGT) rate (14%) and foreign taxation rates (ranging from 8% to 38%):

	2009 R'000	2008 R'000
Cash flow hedges	**108**	–
Operating leases	**159 600**	241 447
Prepayments and provisions	**306 365**	347 371
Property, plant and equipment (including consumable biological assets)	**(142 104)**	140 995
Share-based payments	**80 049**	70 271
Other	**34 245**	46 732
Secondary taxation on companies (10%)	**23**	23
	438 286	846 839
Taxation losses and credits		
Taxation losses	**663 035**	543 181
Total deferred taxation assets	**1 101 321**	1 390 020

Realisation of the deferred taxation asset is expected out of future taxable income which was assessed and deemed to be reasonable.

	2009 R'000	2008 R'000
18. DEFERRED TAXATION ASSETS/(LIABILITIES) *(continued)*		
18.2 Deferred taxation balances *(continued)*		
Liabilities		
Provision for taxation on temporary differences resulting from South African normal taxation rate (28%), SA CGT rate (14%) and foreign taxation rates (ranging from 8% to 38%):		
Equity component of convertible bonds	**(116 551)**	(132 769)
Intangible assets	**(1 816 590)**	(2 127 194)
Prepayments and provisions	**(124 349)**	(50 771)
Property, plant and equipment (including consumable biological assets)	**(917 442)**	(810 726)
Share-based payments	**1 938**	7 080
Other	**(134 065)**	(224 255)
Secondary taxation on companies (10%)	**3 514**	3 514
	(3 103 545)	(3 335 121)
Taxation losses and credits		
Taxation losses	**83 122**	131 673
Total deferred taxation liabilities	**(3 020 423)**	(3 203 448)
18.3 Unrecognised deferred taxation assets		
Deferred taxation assets have not been recognised in respect of the following items:		
Net deductible temporary differences	**2 144**	1 209
Taxation losses	**1 346 429**	1 634 260
	1 348 573	1 635 469

The taxation losses and deductible temporary differences do not expire under current taxation legislation. Deferred taxation assets have not been recognised in respect of these items because it is not yet certain that future taxable profits will be available against which the group can realise the benefits therefrom.

	2009 R'000	2008 R'000
18.4 Taxation losses		
Estimated taxation losses available for offset against future taxable income	**4 158 067**	4 026 154

19. FINANCIAL INSTRUMENTS

The executive team is responsible for implementing the risk management strategy to ensure that an appropriate risk management framework is operating effectively across the group, embedding a risk management culture throughout the group. The board and the audit committee are provided with a consolidated view of the risk profile of the group, and any major exposures and relevant mitigating actions are identified.

The system of risk management is designed so that the different business units are able to tailor and adapt their risk management processes to suit their specific circumstances.

Regular management reporting and internal audit reports provide a balanced assessment of key risks and controls. The financial director provides quarterly confirmation to the board that financial and accounting control frameworks have operated satisfactorily and consistently.

The group does not speculate in the trading of derivative or other financial instruments. It is group policy to hedge exposure to cash and future contracted transactions.

19.1 Total financial assets and liabilities

	AT FAIR VALUE THROUGH PROFIT OR LOSS[1] R'000	DESIGNATED AS AT FAIR VALUE THROUGH PROFIT OR LOSS R'000	AVAILABLE FOR SALE FINANCIAL ASSETS R'000	LOANS & RECEIVABLES & OTHER FINANCIAL LIABILITIES AT AMORTISED COST R'000	TOTAL CARRYING VALUES R'000	LOANS & RECEIVABLES & OTHER FINANCIAL LIABILITIES AT FAIR VALUE R'000	TOTAL FAIR VALUES R'000
2009							
Investments and loans	–	–	278 699	2 079 381	2 358 080	2 079 381	2 358 080
Derivative financial assets	1 115	–	–	–	1 115	–	1 115
Trade and other receivables (excluding prepayments)	–	–	–	7 193 141	7 193 141	7 193 141	7 193 141
Short-term loans receivable	–	–	–	792 770	792 770	792 770	792 770
Gross debt net of cash	–	(2 340 202)	–	(10 502 414)	(12 842 616)	(10 989 577)	(13 329 779)
Funds on call and deposit	–	–	–	670	670	670	670
Bank balances and cash	–	–	–	4 735 527	4 735 527	4 735 527	4 735 527
Long-term interest-bearing loans and borrowings	–	(2 340 202)	–	(10 363 678)	(12 703 880)	(10 850 841)	(13 191 043)
Short-term interest-bearing loans and borrowings	–	–	–	(4 808 052)	(4 808 052)	(4 808 052)	(4 808 052)
Bank overdrafts	–	–	–	(66 881)	(66 881)	(66 881)	(66 881)
Trade and other payables	–	–	–	(7 199 592)	(7 199 592)	(7 199 592)	(7 199 592)
Derivative financial liabilities	(181 957)	–	–	–	(181 957)	–	(181 957)
	(180 842)	(2 340 202)	278 699	(7 636 714)	(9 879 059)	(8 123 877)	(10 366 222)
Net (gains) and losses recognised in profit or loss	91 696	35 211	–	(4 664)	122 243		
Net gain recognised in equity	–	–	(132)	–	(132)		
	91 696	35 211	(132)	(4 664)	122 111		
Total interest income			(22 973)	(931 487)	(954 460)		
Total interest expense			–	1 809 834	1 809 834		
			(22 973)	878 347	855 374		

[1] *This category includes derivative financial instruments that are not designated as effective hedging instruments.*

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2009 (continued)

19. FINANCIAL INSTRUMENTS *(continued)*

19.1 Total financial assets and liabilities *(continued)*

	AT FAIR VALUE THROUGH PROFIT OR LOSS[1] R'000	DESIGNATED AS AT FAIR VALUE THROUGH PROFIT OR LOSS R'000	AVAILABLE FOR SALE FINANCIAL ASSETS R'000	LOANS & RECEIVABLES & OTHER FINANCIAL LIABILITIES AT AMORTISED COST R'000	TOTAL CARRYING VALUES R'000	LOANS & RECEIVABLES & OTHER FINANCIAL LIABILITIES AT FAIR VALUE R'000	TOTAL FAIR VALUES R'000
2008							
Investments and loans	–	–	259 084	1 013 961	1 273 045	1 013 961	1 273 045
Derivative financial assets	27 021	–	–	–	27 021	–	27 021
Trade and other receivables (excluding prepayments)	–	–	–	6 449 097	6 449 097	6 456 547	6 456 547
Short-term loans receivable	–	–	–	454 814	454 814	454 814	454 814
Gross debt net of cash	–	(2 241 982)	–	(9 402 951)	(11 644 933)	(9 235 496)	(11 477 478)
Funds on call and deposit	–	–	–	269 050	269 050	269 050	269 050
Bank balances and cash	–	–	–	4 726 181	4 726 181	4 726 181	4 726 181
Long-term interest-bearing loans and borrowings	–	(2 241 982)	–	(10 442 526)	(12 684 508)	(10 275 071)	(12 517 053)
Short-term interest-bearing loans and borrowings	–	–	–	(2 880 635)	(2 880 635)	(2 880 635)	(2 880 635)
Bank overdrafts	–	–	–	(1 075 021)	(1 075 021)	(1 075 021)	(1 075 021)
Trade and other payables	–	–	–	(8 728 887)	(8 728 887)	(8 728 887)	(8 728 887)
Derivative financial liabilities	(471 842)	–	–	–	(471 842)	–	(471 842)
	(444 821)	(2 241 982)	259 084	(10 213 966)	(12 641 685)	(10 039 061)	(12 466 780)
Net (gains) and losses recognised in profit or loss	2 332	14 724	(531)	(240 486)	(223 961)		
Net losses recognised in equity	264	–	3 157	–	3 421		
	2 596	14 724	2 626	(240 486)	(220 540)		
Total interest income			(18 942)	(765 953)	(784 895)		
Total interest expense			–	1 359 685	1 359 685		
			(18 942)	593 732	574 790		

No items were classified as 'held to maturity' during either period presented.

[1] *This category includes derivative financial instruments that are not designated as effective hedging instruments.*

19. FINANCIAL INSTRUMENTS *(continued)*

19.2 Fair values

The fair values of financial assets and financial liabilities are determined as follows:

Investments in equity and debt securities
The fair value of an available for sale financial asset is determined by reference to its 30-day volume-weighted average quoted bid price at the reporting date. Where the quoted bid price of the listed investment is less than the carrying value and the directors are of the opinion that the decline in value is permanent, an impairment loss is recognised.

Trade and other receivables and short-term loans receivable
The fair values of trade and other receivables and short-term loans receivable are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

Derivatives
The fair values of forward exchange contracts are based on their listed market price, if available. If a listed market price is not available, then the fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The fair values of interest rate swaps are based on broker's quotes. Those quotes are tested for reasonability by discounting estimated future cash flows based on the terms and maturity of each contract using market interest rates for a similar instrument at the measurement date.

Non-derivative financial liabilities
Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the liability component of convertible notes, the market rate of interest is determined by reference to similar liabilities that do not have conversion options.

The fair values are not necessarily indicative of the amounts the group could realise in the normal course of business.

IFRS 7 – *Financial Instruments: Disclosure* (IFRS 7), has established a three-level hierarchy for making fair value measurements:

- Level 1 – Unadjusted quoted prices for financial assets and financial liabilities traded in an active market for identical financial assets or financial liabilities.
- Level 2 – Inputs other than quoted prices included in level 1 that are observable for the financial asset or financial liability, either directly (ie as prices) or indirectly (ie derived from prices).
- Level 3 – Inputs for the financial asset or financial liability that are not based on observable market data.

The fair values of the financial assets and liabilities as determined by the IFRS 7 hierarchy are as follows:

	LEVEL 1 R'000	LEVEL 2 R'000	LEVEL 3 R'000
2009			
Investments and loans	4 526	–	274 173
Derivative financial assets	–	1 115	–
Long-term interest-bearing loans and borrowings	–	(2 340 202)	–
Derivative financial liabilities	–	(181 957)	–
	4 526	(2 521 044)	274 173

The movement in fair value of assets measured at level 3 is as follows:	
Balance as at 30 June 2008	248 574
Interest	22 973
Purchases	11 201
Exchange differences on consolidation of foreign subsidiaries	(8 575)
Balance as at 30 June 2009	274 173

IFRS 7 does not require comparative disclosures in the first year of application of the amendments to IFRS 7.

19. FINANCIAL INSTRUMENTS *(continued)*

19.3 Foreign currency risk

The group's manufacturing and sourcing operating costs and expenses are principally incurred in South African rand, Polish zloty, US dollars, Hungarian forint and Ukrainian hryvna. Its revenue derived from outside southern Africa, however, is principally in euros, UK pounds, US dollars and Australian dollars. The group's business model is based on the strategy of locating production in, and sourcing materials from, emerging low-cost economies and supplying finished products into developed economies.

It is group policy to hedge exposure to cash and future contracted transactions in foreign currencies for a range of forward periods, but not to hedge exposure for the translation of reported profits.

Exposure to currency risk

Currency risk (or foreign exchange risk) as defined by IFRS 7, arises on financial instruments that are denominated in a foreign currency, ie in a currency other than the functional currency in which they are measured. For the purpose of IFRS 7, currency risk does not arise from financial instruments that are non-monetary items or from financial instruments denominated in the functional currency.

Differences resulting from the translation of subsidiary financial statements into the group's presentation currency are not taken into consideration.

The carrying amounts of the group's material foreign currency denominated monetary assets and liabilities (excluding intragroup loan balances) that will have an impact on profit or loss when exchange rates change, at balance sheet date are as follows:

	EUROS R'000	UK POUNDS R'000	US DOLLARS R'000
2009			
Investments and loans	–	–	40 524
Trade and other receivables (excluding prepayments)	334 485	9 259	24 642
Bank balances and cash	8 960	799	34 097
Long-term interest-bearing loans and borrowings	–	(920 740)	(2 376 724)
Trade and other payables	(398 661)	(872)	(22 341)
Bank overdrafts	(4 560)	(176)	840
Pre-derivative position	(59 776)	(911 730)	(2 298 962)
Derivative effect	(51 769)	733	2 276 084
Open position	(111 545)	(910 997)	(22 878)

19. FINANCIAL INSTRUMENTS *(continued)*

19.3 Foreign currency risk *(continued)*

	EUROS R'000	UK POUNDS R'000	US DOLLARS R'000
2008			
Investments and loans	–	–	43 650
Trade and other receivables (excluding prepayments)	221 942	22 921	58 527
Bank balances and cash	31 911	–	41 229
Long-term interest-bearing loans and borrowings	–	(1 277 591)	(2 241 982)
Short-term interest-bearing loans and borrowings	(32 044)	–	(30 840)
Trade and other payables	(167 628)	(1 139)	(53 104)
Bank overdrafts	(7)	(128)	(49)
Pre-derivative position	54 174	(1 255 937)	(2 182 569)
Derivative effect	7 418	–	2 254 114
Open position	61 592	(1 255 937)	71 545

The following significant exchange rates applied during the year and were used in calculating sensitivities:

	FORECAST RATE[1] 30 JUNE 2010	FORECAST RATE[1] 30 JUNE 2009	REPORTING DATE SPOT RATE 2009	REPORTING DATE SPOT RATE 2008
Rand				
Euro	11,9898	12,5824	10,8265	12,3341
UK pound	14,1711	15,9182	12,7218	15,6024
US dollar	8,4475	8,3233	7,7150	7,8298
Euro				
UK pound	0,8461	0,8074	0,8505	0,7916
US dollar	1,4193	0,9950	1,4048	1,5794

[1] *The forecast rates represent a weighting of foreign currency rates forecasted by the major banks that the group transacts with regularly. These rates are not necessarily management's expectations of currency movements.*

Sensitivity analysis

The table below indicates the group's sensitivity at year-end to the movements in the major currencies that the group is exposed to on its financial instruments. The percentages given below represent a weighting of foreign currency rates forecasted by the major banks that the group transacts with regularly. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis was performed on the same basis for 2008.

The impact on the reported numbers of using the forecast rates as opposed to the reporting date spot rates is set out below.

	2009 R'000	2008 R'000
Through (profit)/loss		
Euro strengthening by 10,7% (2008: 2,0%) to the rand	**(11 985)**	1 240
UK pound strengthening by 11,4% (2008: 2,0%) to the rand	**(103 784)**	(25 421)
US dollar strengthening by 9,5% (2008: 6,3%) to the rand	**(2 172)**	4 509

If the foreign currencies were to weaken against the rand, by the same percentages as set out in the table above, it would have an equal, but opposite effect on profit or loss.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2009 (continued)

	2009 '000	2008 '000
19. FINANCIAL INSTRUMENTS *(continued)*		
19.3 Foreign currency risk *(continued)*		
Foreign exchange contracts		
The group uses forward exchange contracts to hedge its foreign currency risk against the functional currency of its various global operations. Most of the forward exchange contracts have maturities of less than one year after balance sheet date. As a matter of policy, the group does not enter into derivative contracts for speculative purposes. The fair values of such contracts at year-end, by currency, were:		
Net currency forward contracts to sell/(buy) foreign currency:		
Australian dollar	**9 975**	28 000
Euro	**(32 290)**	4 744
Japanese yen	**(2 643)**	(10 035)
Swedish kroner	**–**	(670)
Swiss franc	**–**	(176)
UK pound	**(208)**	–
US dollar	**(101 523)**	19 340
The components of the fair value of derivative financial assets and liabilities are summarised below:		
Short-term derivatives	R'000	R'000
Assets		
Fair value of foreign exchange contracts		
Australian dollar	**1 115**	790
Euro	**–**	16 327
Other	**–**	9 904
	1 115	27 021

	2009 R'000	2008 R'000
19. FINANCIAL INSTRUMENTS *(continued)*		
19.3 Foreign currency risk *(continued)*		
Short-term derivatives *(continued)*		
Liabilities		
Fair value of foreign exchange contracts		
Australian dollar	(5)	-
Euro	(13 314)	(8)
Japanese yen	(22)	(12)
Swedish kroner	-	(16)
Swiss franc	-	(11)
UK pound	(176)	-
US dollar	(75 372)	(4 197)
	(88 889)	(4 244)
Net derivative (liabilities)/assets	(87 774)	22 777
Long-term derivatives		
Interest rate swaps and cross-currency derivatives	(93 068)	(467 598)

Currency options are only purchased as a cost-effective alternative to forward currency contracts.

The group classifies certain of its forward exchange contracts that hedge forecast transactions as cash flow hedges. The fair value of such contracts recognised as derivative assets and liabilities and adjusted against the hedging reserve at year-end was:

	2009 R'000	2008 R'000
Fair value movement for the year	(49 218)	15 111
Deferred taxation	108	108
Amount recognised in equity	(49 110)	15 219

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur:

	2009 R'000	2008 R'000
0 – 3 months	81 175	61
4 – 12 months	44 239	(862)
Total expected cash flows	125 414	(801)

The cash flow hedges have been applied against contractual firm orders to acquire plant and machinery and the effective portion of the hedges will be applied as a basis adjustment to the cost of such items.

Changes in the fair value of forward exchange contracts of economically hedged monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied, are recognised in profit or loss.

19.4 Interest rate risk

Given the group's global footprint and its strategy of low-cost manufacturing and sourcing in emerging markets and sales in developed countries, the group follows a policy of maintaining a balance between fixed and variable rate loans to reflect, as accurately as possible, different interest rate environments, the stability of the relevant currencies, the effect which the relevant interest rates have on group operations and consumer spending within these environments. These variables are taken into account in structuring the group's borrowings to achieve a reasonable, competitive, market-related cost of funding.

As part of the process of managing the group's borrowings mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. Interest rate exposure is managed within limits agreed by the board.

The interest and related terms of the group's interest-bearing loans are disclosed in note 28.

19. FINANCIAL INSTRUMENTS *(continued)*

19.4 Interest rate risk *(continued)*

At the reporting date the interest rate profile of the group's financial instruments were:

	SUBJECT TO INTEREST RATE MOVEMENT						
	VARIABLE LIBOR R'000	VARIABLE EURIBOR R'000	VARIABLE JIBAR & SA PRIME R'000	VARIABLE OTHER R'000	FIXED RATE R'000	NON-INTEREST-BEARING R'000	TOTAL R'000
2009							
Investments and loans	799 689	1 137 356	27 728	303	214 352	178 652	2 358 080
Trade and other receivables (excluding prepayments)	–	–	29 752	–	5 301	7 158 088	7 193 141
Short-term loans receivable	–	792 770	–	–	–	–	792 770
Funds on call and deposit	–	–	589	81	–	–	670
Bank balances and cash	21 339	24 663	586 529	145 487	78 747	3 878 762	4 735 527
Long-term interest-bearing loans and borrowings	(1 028 030)	(3 258 789)	(1 934 376)	(64 064)	(6 418 532)	(89)	(12 703 880)
Short-term interest-bearing loans and borrowings	(372 886)	(1 339 097)	(2 399 091)	(240 733)	(398 657)	(57 588)	(4 808 052)
Trade and other payables	–	–	(351 291)	–	–	(6 848 301)	(7 199 592)
Bank overdrafts	–	–	(66 705)	–	(176)	–	(66 881)
Pre-derivative position	(579 888)	(2 643 097)	(4 106 865)	(158 926)	(6 518 965)	4 309 524	(9 698 217)
Derivative effect	–	(2 431 567)	98 297	–	2 240 202	(87 774)	(180 842)
Open position	(579 888)	(5 074 664)	(4 008 568)	(158 926)	(4 278 763)	4 221 750	(9 879 059)
2008							
Investments and loans	–	–	249 881	–	871 577	151 587	1 273 045
Trade and other receivables (excluding prepayments)	–	120 924	78 644	9 862	17 826	6 221 841	6 449 097
Short-term loans receivable	–	–	28 539	–	426 143	132	454 814
Funds on call and deposit	–	–	268 853	–	–	197	269 050
Bank balances and cash	7 807	31 974	1 212 744	114 087	84 429	3 275 140	4 726 181
Long-term interest-bearing loans and borrowings	(1 213 355)	(3 233 014)	(1 633 873)	–	(6 603 853)	(413)	(12 684 508)
Short-term interest-bearing loans and borrowings	(30 840)	–	(1 528 748)	–	(189 413)	(1 131 634)	(2 880 635)
Trade and other payables	–	–	(189 918)	–	–	(8 538 969)	(8 728 887)
Bank overdrafts	–	–	(905 861)	–	(169 160)	–	(1 075 021)
Pre-derivative position	(1 236 388)	(3 080 116)	(2 419 739)	123 949	(5 562 451)	(22 119)	(12 196 864)
Derivative effect	–	(2 679 620)	–	–	2 221 926	12 873	(444 821)
Open position	(1 236 388)	(5 759 736)	(2 419 739)	123 949	(3 340 525)	(9 246)	(12 641 685)

	2009	2008
	R'000	R'000

19. FINANCIAL INSTRUMENTS *(continued)*

19.4 Interest rate risk *(continued)*

Sensitivity analysis

The group is sensitive to movements in the LIBOR, EURIBOR, JIBAR and SA prime rates, which are the primary interest rates to which the group is exposed.

The sensitivities calculated below are based on an increase of 100 basis points for each interest category. These rates are also used when reporting sensitivities internally to key management personnel.

Through (profit)/loss	2009 R'000	2008 R'000
LIBOR – 100 basis point increase	**5 799**	12 364
EURIBOR – 100 basis point increase	**50 747**	57 597
JIBAR & SA prime – 100 basis point increase	**40 086**	24 197

A 100 basis point decrease in the above rates would have had an equal, but opposite effect on profit or loss.

Cross-currency interest rate swap contracts

The group has entered into three cross-currency interest rate swap contracts to effectively convert fixed-interest US dollar borrowings into variable interest euro borrowings. The value of the group's cross-currency interest rate swaps can effectively be split into two components: a portion that is attributable to converting a US dollar-denominated borrowing liability into a euro-denominated borrowing liability (the currency portion) – the value of this portion changes as currency exchange rates change; and a portion that is attributable to converting fixed-rate US dollar interest payments into variable rate euro interest payments (the interest portion) – the value of this portion of the swap changes as US dollar fixed-interest rates, euro variable interest rates and foreign currency exchange rates change.

The swaps are dedicated to convert a total of US$284,5 million of the fixed-rate US dollar-denominated senior notes (note 28) to a variable rate euro liability. The interest rate swap was 90% (2008: 93%) effective during the year. The maturity dates of the swaps are identical to those of the underlying series of senior notes that they effectively hedge. Under the terms of the swaps, the group receives fixed interest at rates varying from 5,02% to 5,32% and pays floating rate interest at fixed spreads above the six-month EURIBOR rate. The interest payments are due bi-annually, with reset dates being the first day of each calculation period. The transaction has been accounted for as a fair value hedge and the embedded derivative contained within the transaction was calculated with the assistance of a major investment bank.

The fair value of the swaps was estimated as a liability of R69,2 million (2008: R467,6 million) and is offset with the asset arising from the fair value of the underlying debt liability (the US dollar-denominated senior notes, see note 28) which effectively increased with a similar amount.

The fixed-interest rate note purchase agreement liabilities are fair valued through profit or loss in order to eliminate the potential accounting mismatch arising from measuring the derivative cross-currency interest rate swaps at fair value through profit or loss.

19.5 Other price risks

Equity price sensitivity analysis

Due to the listed investments of the group being immaterial (refer note 17), the exposure to equity risk is limited.

19.6 Credit risk

Potential concentration of credit risk consists principally of short-term cash and cash equivalent investments, trade and other receivables, and loans receivable. The group deposits short-term cash surpluses with major banks of quality credit standing. Trade receivables comprise a large and widespread customer base and group companies perform ongoing credit evaluations on the financial condition of their customers, and appropriate use is made of credit guarantee insurance. At 30 June 2009, the group did not consider there to be any significant concentration of credit risk which had not been adequately provided for. The amounts presented in the balance sheet are net of provisions for bad debts, estimated by the group companies' management based on prior experience and the current economic environment.

The carrying amounts of financial assets represent the maximum credit exposure.

	2009 R'000	2008 R'000
19. FINANCIAL INSTRUMENTS *(continued)*		
19.6 Credit risk *(continued)*		
The maximum exposure to credit risk at the reporting date without taking account of the value of any collateral obtained was:		
Investments and loans	**2 358 080**	1 273 045
Derivative financial assets	**1 115**	27 021
Trade and other receivables (excluding prepayments)	**7 193 141**	6 449 097
Short-term loans receivable	**792 770**	454 814
Funds on call and deposit	**670**	269 050
Bank balances and cash	**4 735 527**	4 726 181
	15 081 303	13 199 208
The maximum exposure to credit risk at the reporting date by segment was (carrying amounts):		
Retail customers	**3 541 929**	2 909 379
– Household goods and building supplies	**2 972 096**	2 201 585
– Automotive	**569 833**	707 794
Manufacturing and sourcing customers	**3 644 348**	3 846 459
Logistics customers	**1 279 798**	1 739 642
Corporate customers	**6 615 228**	4 703 728
– Brand management	**–**	8 185
– Investment participation	**2 792 601**	1 356 566
– Central treasury and other activities	**3 822 627**	3 338 977
	15 081 303	13 199 208
The maximum exposure to credit risk at the reporting date by geographical region was (carrying amounts):		
Continental Europe	**10 719 857**	8 367 262
Pacific Rim	**217 309**	376 107
Southern Africa	**2 857 046**	3 874 196
United Kingdom	**1 244 471**	425 189
Other regions	**42 620**	156 454
	15 081 303	13 199 208

19. FINANCIAL INSTRUMENTS *(continued)*

19.6 Credit risk *(continued)*

	2009 R'000	2009 %	2008 R'000	2008 %
Ageing of financial assets				
Not past due or impaired	**14 336 705**	**95,1**	12 565 216	95,2
Renegotiated terms	**19 379**	**0,1**	24 015	0,2
Past due 1 to 30 days but not impaired	**311 860**	**2,1**	244 650	1,8
Past due 31 to 60 days but not impaired	**163 758**	**1,1**	102 873	0,8
Past due 61 to 90 days but not impaired	**97 109**	**0,6**	58 882	0,4
Past due more than 90 days but not impaired	**139 606**	**0,9**	117 632	0,9
Past due but not impaired in full	**12 886**	**0,1**	85 940	0,7
Impaired balance	**278 271**		379 474	
Impairment provision	**(265 385)**		(293 534)	
	15 081 303	**100,0**	13 199 208	100,0

	2009 R'000	2008 R'000
Movement in provision for bad debts and impairments		
Balance at beginning of the year	**(293 534)**	(175 989)
Additional provision raised	**(99 019)**	(36 719)
Amounts unused reversed	**31 198**	48 918
Amounts used during the year	**23 310**	5 353
Arising on acquisition of subsidiaries	**(4 092)**	(82 938)
Eliminated on disposal of subsidiaries and businesses	**467**	–
Exchange differences on consolidation of foreign subsidiaries	**76 285**	(52 159)
Balance at end of the year	**(265 385)**	(293 534)

The group has liens over items sold until full payment has been received from customers. The fair value of collateral held against these loans and receivables is linked to the value of the liens. Furthermore the group has credit insurance to cover its exposure to risk on receivables. On top of the liens over inventories, the group has collateral over other assets of counterparties valued at R196 million (2008: R59 million).

19.7 Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting its obligations associated with financial liabilities. Liquidity risk arises because of the possibility that the entity could be required to pay its liabilities earlier than expected.

The group manages liquidity risk by monitoring forecast cash flows and by ensuring that adequate borrowing facilities are available. Cash surpluses and short-term financing needs of manufacturing and sales companies are mainly centralised in African and European central offices. These central treasury offices invest net cash reserves on the financial markets, mainly in short-term instruments linked to variable interest rates.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2009 (continued)

19. FINANCIAL INSTRUMENTS *(continued)*

19.7 Liquidity risk *(continued)*

The following table details the group's remaining contractual maturity for its financial liabilities. The table has been drawn up on the undiscounted cash flows of financial liabilities based on the earliest date on which the group can be required to pay. The table includes both interest and principal cash flows:

	0 TO 3 MONTHS R'000	4 TO 12 MONTHS R'000	YEAR 2 R'000	YEARS 3 TO 5 R'000	AFTER 5 YEARS R'000
2009					
Long-term interest-bearing loans and borrowings	**(378 009)**	**(357 792)**	**(5 149 692)**	**(5 858 881)**	**(4 144 395)**
Short-term interest-bearing loans and borrowings	**(3 034 032)**	**(2 381 069)**	–	–	–
Trade and other payables	**(6 883 587)**	**(336 945)**	–	–	–
Derivative financial liabilities	**(67 665)**	**(22 929)**	–	**(35 284)**	**(56 081)**
Bank overdrafts	**(66 881)**	–	–	–	–
	(10 430 174)	**(3 098 735)**	**(5 149 692)**	**(5 894 165)**	**(4 200 476)**
2008					
Long-term interest-bearing loans and borrowings	(169 958)	(808 981)	(2 161 404)	(8 132 768)	(5 860 727)
Short-term interest-bearing loans and borrowings	(1 717 418)	(1 326 965)	–	–	–
Trade and other payables	(8 557 072)	(103 433)	–	–	–
Derivative financial liabilities	(4 244)	–	–	(233 799)	(233 799)
Bank overdrafts	(1 075 020)	–	–	–	–
	(11 523 712)	(2 239 379)	(2 161 404)	(8 366 567)	(6 094 526)

19.8 Treasury risk

A finance forum, consisting of senior executives of the group, meets on a regular basis to analyse currency and interest rate exposure and to review and, if required, adjust the group's treasury management strategies in the context of prevailing and forecast economic conditions.

	2009	2008

19. FINANCIAL INSTRUMENTS *(continued)*

19.9 Capital risk

The group manages its capital to ensure that entities in the group will be able to continue as going concerns while maximising the return to stakeholders through the optimisation of the debt and equity balance.

The capital structure of the group consists of debt, which includes the borrowings disclosed in note 28, cash and cash equivalents, and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in notes 24, 25 and 26.

The group's risk management committee reviews the capital structure of the group on a semi-annual basis. As a part of this review, the committee considers the cost of capital and the risks associated with each class of capital. Based on recommendations of the committee, the group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

The group's overall strategy remains unchanged from 2008.

20. INVENTORIES

		2009 R'000	2008 R'000
20.1	**Inventories at cost less provisions**		
	Consumables and spares	**254 434**	240 386
	Development properties	**4 182**	7 433
	Finished goods	**3 164 087**	3 565 669
	Packing materials	**764**	698
	Raw materials	**363 447**	484 210
	Vehicles	**849 415**	1 123 155
	Work-in-progress	**120 633**	131 482
		4 756 962	5 553 033
20.2	**Inventories carried at net realisable value**	**502 979**	577 997
20.3	**Amount of write-down of inventories to net realisable value included as an expense during the year**	**3 482**	5 921

Included in the above are vehicles relating to the operations of Unitrans, which are subject to amounts payable of R617 million (2008: R475 million) in respect of the manufacturers' floorplan financing, comprising of interest-bearing and interest-free amounts and which are included in trade and other payables.

	2009 R'000	2008 R'000
21. TRADE AND OTHER RECEIVABLES		
Trade receivables	7 137 767	6 465 745
Less: Provision for bad debts – trade receivables	(264 779)	(293 197)
Less: Provision for credit notes and discounts	(81 901)	(107 258)
	6 791 087	6 065 290
Other amounts due	402 660	384 144
Less: Provision for bad debts – other receivables	(606)	(337)
Trade and other receivables (excluding prepayments)	7 193 141	6 449 097
Prepayments	547 376	852 509
	7 740 517	7 301 606

The credit period on sales of goods is between 30 and 90 days. Where relevant, interest is charged at market-related rates on outstanding balances.

Before accepting any new customers, credit risk management uses various credit bureaux and performs credit assessments to assess the potential customer's credit potential and credit limit. The credit limits are reviewed on a regular basis as and when increased limits are required. Customers with material balances are subject to additional security requirements or are insured as appropriate.

In determining the recoverability of a customer, the group considers any change in the credit quality of the customer from the date credit was initially granted up to the reporting date.

Given the diverse nature of the group's operations (both geographically and segmentally), it does not have significant concentration of credit risk in respect of trade receivables, with exposure spread over a large number of customers. Accordingly, the directors believe that there is no further credit provision required in excess of the provision for bad debts.

No customer represents more than 5% of the total trade receivables at year-end.

R50 million (2008: R34 million) of the BCM group trade receivables, as well as the applicable insurance policies was ceded in favour of facilities with banks.

The group's exposure to currency and credit risk related to trade and other receivables is disclosed in note 19.3 and 19.6.

	2009	2008	2009	2008
			R'000	R'000
22. SHORT-TERM LOANS RECEIVABLE				
These loans are made to various entities, including suppliers. The loans are unsecured, interest-bearing and repayable on demand.			**792 770**	454 814
The group's exposure to currency and credit risk related to short-term loans receivable are disclosed in note 19.3 and 19.6.				
23. ASSETS CLASSIFIED AS HELD FOR SALE				
The directors resolved to dispose of certain items of property, plant and equipment and vehicle rental fleet in the Unitrans group and Rotique Timbers Natal (Proprietary) Limited. The property, plant and equipment and vehicle rental fleet are included in automotive services and manufacturing and sourcing of household goods and building supplies respectively for segmental purposes. The proceeds on disposal are expected to exceed the net carrying amount of the property, plant and equipment and vehicle rental fleet, and accordingly no impairment losses have been recognised.				
These assets are available for immediate sale in their present condition. Management is committed to the sale, which is expected to occur within 12 months of being classified as held for sale.				
The carrying amount of total assets held for sale still carried on the balance sheet is:				
Property, plant and equipment			**27 531**	41 205
Vehicle rental fleet			**1 715**	1 416
			29 246	42 621

	NUMBER OF SHARES	NUMBER OF SHARES	R'000	R'000
24. ORDINARY SHARE CAPITAL AND PREMIUM				
24.1 Authorised				
Ordinary shares of 0,5 cents each	**3 000 000 000**	3 000 000 000	**15 000**	15 000
24.2 Issued				
Shares in issue at beginning of the year	**1 349 719 254**	1 294 350 381	**6 749**	6 472
Shares issued during the year	**19 698 873**	55 368 873	**98**	277
Shares in issue at end of the year	**1 369 418 127**	1 349 719 254	**6 847**	6 749
24.3 Share premium				
Balance at beginning of the year			**6 175 721**	5 867 820
Profit on treasury share transactions			**–**	4 920
Share issue expenses			**(71)**	(337)
Share premium arising on issue of shares			**10 382**	953 063
Capital distribution			**(821 651)**	(649 745)
Balance at end of the year			**5 364 381**	6 175 721

	2009 NUMBER OF SHARES	2008 NUMBER OF SHARES	2009 R'000	2008 R'000
24. ORDINARY SHARE CAPITAL AND PREMIUM *(continued)*				
24.4 Treasury shares				
Balance at beginning of the year	(80 976 206)	(37 897 095)	(1 680 994)	(870 062)
Disposal of shares	–	4 634 771	–	187 545
Issue of shares in terms of the deferred delivery share schemes	1 234 304	3 017 223	10 822	15 383
Issue of shares in terms of the share rights schemes	12 979 697	17 922 360	65	90
Issue of shares to Steinhoff International Share Trust	(19 698 873)	(14 364 360)	(10 480)	(72)
Purchases of shares	(2 610 978)	(54 289 105)	(33 311)	(1 029 718)
Capital distribution	–	–	60 751	15 840
Balance at end of the year	(89 072 056)	(80 976 206)	(1 653 147)	(1 680 994)
Total issued ordinary share capital and premium	1 280 346 071	1 268 743 048	3 718 081	4 501 476
24.5 Movement of net share capital and premium				
Balance at beginning of the year			4 501 476	5 004 230
Movement for the year			(22 495)	131 151
Issue of shares in terms of the deferred delivery share schemes			10 822	15 383
Issue of shares in terms of the share rights schemes			65	90
Net shares issued			–	953 268
Purchases of shares			(33 311)	(1 029 718)
Share issue expenses			(71)	(337)
Treasury shares sold			–	192 465
Capital distribution			(760 900)	(633 905)
Balance at end of the year			3 718 081	4 501 476

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at the meetings of the company.

	2009	2008
	NUMBER OF SHARES	NUMBER OF SHARES

24. ORDINARY SHARE CAPITAL AND PREMIUM *(continued)*

24.6 Unissued shares

	2009	2008
Total unissued shares	**1 630 581 873**	1 650 280 746
Reserved for bond holders	**119 338 793**	119 338 793
Shares reserved for future participation in broad-based black economic empowerment ownership transaction	**40 000 000**	–
Shares reserved for future participation in share schemes	**3 293 158**	25 500 000
Shares reserved for current participation in share schemes	**33 714 571**	34 407 877
Shares under the control of the directors until the forthcoming annual general meeting	**130 000 000**	130 000 000
Unissued shares	**1 304 235 351**	1 341 034 076

The directors are authorised, by resolutions of the shareholders and until the forthcoming annual general meeting, to dispose of 286 million unissued shares, subject to the listings requirements of the JSE. This authorisation includes any future share issues up to 120 million shares in respect of the convertible bonds including the bond which the company has issued on 9 June 2008 (note 28).

24.7 Share-based payments

Terms of scheme

Steinhoff International Holdings Limited

Under the 2003 share incentive scheme, participants were granted rights during December 2003 and October 2004. These rights were acquired subject to meeting performance vesting conditions. Vesting of options occurred in equal tranches over a three-year period commencing December 2006. Refer to the remuneration report for vesting conditions. It is noted that the market-related performance hurdles in respect of the share incentive scheme, that is outlined in note 43, were met and the last tranche matured on 1 December 2008.

Under the 2006 share incentive grant, participants were granted rights on 1 December 2006, 15 June 2007 and 1 December 2007. These rights are to be acquired subject to meeting future performance vesting conditions. Vesting of rights may occur on 1 December 2009. Refer to note 43 for vesting conditions.

Under the 2007 share incentive grant, participants were granted rights on 1 December 2007. These rights are to be acquired subject to meeting future performance vesting conditions. Vesting of rights may occur on 1 December 2010. Refer to note 43 for vesting conditions.

Under the 2008 share incentive grant, participants were granted rights on 1 December 2008. These rights are to be acquired subject to meeting future performance vesting conditions. Vesting of rights may occur on 1 December 2011. Refer to note 43 for vesting conditions.

Unitrans Holdings (Proprietary) Limited

Allocations of shares and options on or after 3 December 1998 vested at 25% on each of the second, third, fourth and fifth anniversaries of the offer date. The vesting of the options on or after 19 November 2002 was further subject to the matching or exceeding, over the relevant periods, of the growth in the INDI 25 index published by the JSE.

As part of the Unitrans minority take-out transaction during the 2007 year, each share option, share purchase and share right granted by Unitrans and outstanding at the effective date, was exchanged for two Steinhoff shares. Unitrans delivers Steinhoff shares to employees participating in the share incentive schemes.

	2009	2008
	NUMBER OF RIGHTS	NUMBER OF RIGHTS
24. ORDINARY SHARE CAPITAL AND PREMIUM *(continued)*		
24.7 Share-based payments *(continued)*		
The number of share rights, for the above schemes, accounted for under IFRS 2 – *Share-based payments* (IFRS 2) is:		
Outstanding at beginning of the year	**35 396 630**	41 752 297
Exercised during the year	**(12 979 697)**	(17 922 360)
Forfeited during the year	**(1 686 147)**	(248 816)
Granted during the year	**15 206 842**	11 815 509
Outstanding at end of the year	**35 937 628**	35 396 630
Exercisable at end of the year	**1 489 100**	2 600 794
	R'000	R'000
Share-based payment reserve accounted for under IFRS 2 , is as follows:		
Balance at beginning of the year	**375 335**	317 755
Deferred tax released on share-based payments	**(18 034)**	(21 367)
Employee expenses	**66 372**	78 947
Granted during the year	**8 474**	17 504
Forfeited during the year	**(3 869)**	(1 588)
Unlocking of the scheme	**61 767**	63 031
Balance at end of the year	**423 673**	375 335

Refer to note 43 for directors' interests in the share incentive scheme.

24. ORDINARY SHARE CAPITAL AND PREMIUM *(continued)*

24.7 Share-based payments *(continued)*

Assumptions

Steinhoff International Holdings Limited

The fair value of services received in return for share rights granted is measured by reference to the fair value of the share rights granted. The estimated fair value of the services received is measured based on the assumption that all vesting conditions are met and all employees remain in service. The pricing model used was the Black-Schöles model. The volatility was estimated using the Steinhoff daily closing share price over a rolling three-year period.

	2008 ALLOCATION DECEMBER 2008 GRANT	2007 ALLOCATION DECEMBER 2007 GRANT	2006 ALLOCATION DECEMBER 2007 GRANT	2006 ALLOCATION JUNE 2007 GRANT	2006 ALLOCATION DECEMBER 2006 GRANT	2003 ALLOCATION DECEMBER 2003 GRANT
Fair value of share rights and assumptions:						
Fair value at measurement date	R2,87	R9,47	R2,46	R5,14	R12,12	R3,60–R3,80
Share price at grant date – December 2003	–	–	–	–	–	R7,02
Share price at grant date – October 2004	–	–	–	–	–	R8,61
Share price at grant date – December 2006	–	–	–	–	R23,19	–
Share price at grant date – June 2007	–	–	–	R22,65	–	–
Share price at grant date – December 2007	–	R19,08	R19,08	–	–	–
Share price at grant date – December 2008	R9,74	–	–	–	–	–
Exercise price	R0,005	R0,005	R0,005	R0,005	R0,005	R0,005
Expected volatility	64,09%	30,52%	31,57%	27,33%	26,88%	31,00%
Dividend yield	3,67%	2,20%	2,20%	1,48%	1,52%	2,50%
Risk-free interest rate	8,53%	9,08%	9,53%	8,58%	8,18%	7,78%
Option life	3 years	3 years	2 years	2,5 years	3 years	5 years

Unitrans Holdings (Proprietary) Limited

The options outstanding at the end of the year have a weighted average remaining contractual life of 4,6 years (2008: 5,6 years).

Share rights were granted on 24 November 2006 (the grant date) at R0,10 per share right. Share rights with regard to 2005 did not vest as not all of the vesting conditions were met. Rights with regard to 2006 will vest and mature on 24 November 2009, provided that the vesting conditions are met. The estimated fair value of a 2005 share right was R15,07 and a 2006 right was R15,16 per share right on the date of exchange to Steinhoff shares.

24.8 Steinhoff International Share Trust

Terms of scheme

The share incentive schemes were approved at the annual general meetings on 6 December 1999 and 1 December 2003. Rights were allocated in terms of a deferred delivery scheme.

	2009 NUMBER OF RIGHTS	2008 NUMBER OF RIGHTS
Outstanding at beginning of the year	**16 788 718**	33 543 613
Exercised during the year	**(16 175 265)**	(20 939 583)
Forfeited during the year	**(156 286)**	(705 312)
Purchased during the year	**–**	4 890 000
Outstanding at end of the year	**457 167**	16 788 718

Refer to note 43 for directors' interests in the Steinhoff International Share Trust Scheme.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2009 (continued)

		2009 R'000	2008 R'000
25.	**RESERVES AND MINORITY INTERESTS**		
	Distributable reserves	**15 782 759**	12 521 948
	Balance at beginning of the year	**12 521 948**	9 372 749
	Profit for the year attributable to equity holders of the parent	**3 378 878**	3 310 037
	Preference dividends	**(117 975)**	(102 153)
	Treasury shares issued in terms of share-based payment schemes	**–**	(66 598)
	Net transfers (to)/from other reserves	**(92)**	7 913
	Other reserves	**1 520 481**	3 749 523
		17 303 240	16 271 471
	Minority interests		
	Balance at beginning of the year	**2 968 732**	82 121
	Acquired on acquisition of subsidiaries	**–**	16 687
	Arising on acquisition of subsidiaries	**39 707**	2 170 073
	Dividends paid	**(39 273)**	(17 486)
	Increase in investment in subsidiaries	**–**	(354)
	Shares sold to minority equity holders	**584**	–
	Minorities' share of the foreign currency translation reserve	**(382 468)**	640 558
	Profit for the year attributable to minorities	**248 606**	125 571
	Take-out of minorities – NECF	**–**	(48 243)
	Exchange differences on consolidation of foreign subsidiaries	**24 070**	(195)
	Balance at end of the year	**2 859 958**	2 968 732

25. RESERVES AND MINORITY INTERESTS *(continued)*

Other reserves

	ACTUARIAL GAINS RESERVE R'000	CASH FLOW HEDGING & OTHER FAIR VALUE RESERVES R'000	CONVERTIBLE & REDEEMABLE BONDS RESERVE R'000	FOREIGN CURRENCY TRANSLATION RESERVE R'000	SHARE-BASED PAYMENT RESERVE R'000	STATUTORY RESERVES R'000	TOTAL R'000
Balance at 1 July 2007	60 309	(12 444)	220 712	1 267 475	317 755	2 162	1 855 969
Actuarial losses	(2 331)	–	–	–	–	–	(2 331)
Actuarial losses – deferred taxation	(10 806)	–	–	–	–	–	(10 806)
Cash flow hedges capitalised to assets	–	(264)	–	–	–	–	(264)
Convertible bonds – equity portion	–	–	191 306	–	–	–	191 306
Convertible bonds – deferred taxation	–	–	(59 162)	–	–	–	(59 162)
Eliminated on disposal of subsidiaries	–	–	–	–	–	554	554
Fair value adjustments on available for sale financial assets	–	(3 157)	–	–	–	–	(3 157)
Insurance contingency reserves	–	–	–	–	–	(7 913)	(7 913)
Restatement of cash flow hedges to fair value	–	15 111	–	–	–	–	15 111
Restatement of cash flow hedges to fair value – deferred taxation	–	108	–	–	–	–	108
Share-based payments	–	–	–	–	78 947	–	78 947
Share-based payments – deferred taxation	–	–	–	–	(21 367)	–	(21 367)
Minorities' share of the foreign currency translation differences	–	–	–	(640 558)	–	–	(640 558)
Exchange differences on consolidation of foreign subsidiaries	–	–	–	2 353 086	–	–	2 353 086
Balance at 30 June 2008	47 172	(646)	352 856	2 980 003	375 335	(5 197)	3 749 523
Actuarial losses	(30 907)	–	–	–	–	–	(30 907)
Actuarial losses – deferred taxation	8 477	–	–	–	–	–	8 477
Release of depreciation of at acquisition fair value adjustments to distributable reserves	–	–	–	–	–	(1 066)	(1 066)
Foreign currency translation reserve released on disposal of subsidiary	–	–	–	(4 776)	–	(625)	(5 401)
Fair value adjustments on available for sale financial assets	–	132	–	–	–	–	132
Insurance contingency reserves	–	–	–	–	–	1 158	1 158
Restatement of cash flow hedges to fair value	–	(49 218)	–	–	–	–	(49 218)
Restatement of cash flow hedges to fair value – deferred taxation	–	108	–	–	–	–	108
Share-based payments	–	–	–	–	66 372	–	66 372
Share-based payments – deferred taxation	–	–	–	–	(18 034)	–	(18 034)
Minorities' share of the foreign currency translation differences	–	–	–	382 468	–	–	382 468
Exchange differences on consolidation of foreign subsidiaries	–	–	–	(2 583 131)	–	–	(2 583 131)
Balance at 30 June 2009	24 742	(49 624)	352 856	774 564	423 673	(5 730)	1 520 481

25. RESERVES AND MINORITY INTERESTS *(continued)*

Distributable reserves

The accumulated distributable reserves, if declared as a cash dividend, would be subject to secondary taxation on companies.

Actuarial gains reserve

Comprises actuarial gains or losses on defined benefit plans and post-retirement medical benefits recognised in equity.

Cash flow hedging reserve and fair value reserves

Comprise the cumulative net change in the fair value of available for sale assets until the investment is derecognised as well as cash flow hedges recognised in equity.

Convertible and redeemable bonds reserve

This represents the equity component of the convertible and redeemable bonds (note 28).

Foreign currency translation reserve

Comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

Share-based payment reserve

Comprises the net fair value of equity instruments granted to employees expensed under share incentive schemes.

Statutory reserves

Comprise reserves in terms of statutory requirements.

	2009 NUMBER OF SHARES	2008 NUMBER OF SHARES	2009 R'000	2008 R'000
26. PREFERENCE SHARE CAPITAL AND PREMIUM				
26.1 Authorised				
Steinhoff				
Variable rate, non-cumulative, non-redeemable, non-participating preference shares of 0,1 cents each	**1 000 000 000**	1 000 000 000	**1 000**	1 000
Steinhoff Investment				
Variable rate, cumulative, non-redeemable, non-participating preference shares of 0,1 cents each	**495 000 000**	495 000 000	**495**	495
26.2 Issued				
Steinhoff Investment				
In issue at beginning and end of the year	**15 000 000**	15 000 000	**15**	15
26.3 Share premium				
Balance at beginning and end of the year			**1 549 229**	1 549 229
26.4 Treasury shares	**(4 615 755)**	(4 615 755)	**(506 770)**	(506 770)
Total issued preference share capital and premium	**10 384 245**	10 384 245	**1 042 474**	1 042 474

Terms of issued preference shares

The preference shares earn dividends on the issue price at the rate of 75% of the SA prime lending rate quoted by Absa Bank Limited or its successor in title in South Africa. Although the rights to receive dividends are cumulative, declaration of such dividends is at the discretion of the board of directors of Steinhoff Investment.

The directors are authorised, by resolution of the shareholders and until the forthcoming annual general meeting, to dispose of the unissued shares, subject to the listings requirements of the JSE relating to a general authority of directors to issue shares for cash.

27. BROAD-BASED BLACK ECONOMIC EMPOWERMENT (B-BBEE) OWNERSHIP TRANSACTIONS

27.1 Steinhoff Sikhulasonke Investments (Proprietary) Limited (Sikhulasonke)

On 2 December 2008 Steinhoff introduced its B-BBEE ownership transaction to the participating staff members. This transaction was approved at the annual general meeting held on 1 December 2008. The transaction was well received by staff and a detailed roll-out and implementation programme commenced in January 2009. This transaction introduced Steinhoff's permanent South African staff and black management as shareholders.

Sikhulasonke acquired 40 million Steinhoff shares. This was funded by the issue of variable rate cumulative redeemable preference shares to Steinhoff Investment to the same value as the purchase price of the 40 million shares. Steinhoff Investment retained 18% of the ordinary share capital in Sikhulasonte for awarding to future participants of this scheme. It was concluded that Steinhoff Investment retains, due to the redeemable preference shares, the majority of the residual ownership risks related to Sikhulasonke and therefore should consolidate Sikhulasonke in terms of SIC 12 – *Consolidation of Special Purpose Entities* (SIC 12).

27.2 Fundiswa Investments (Proprietary) Limited (Fundiswa)

During the 2005 financial year, Unitrans entered into a B-BBEE transaction with Fundiswa in terms of which Steinhoff assisted Fundiswa to obtain its Unitrans investment (converted to Steinhoff shares on the share exchange in 2007). Steinhoff retained the majority of the risks and rewards pertaining to the 23,2 million shares held by Fundiswa, resulting in the effective consolidation of Fundiswa in terms of SIC 12. These shares are treated as treasury shares on consolidation.

The purchase of the equity instruments by Fundiswa is currently funded by cumulative, non-convertible, redeemable preference shares on which Fundiswa pays and accrues dividends at 67% of the SA prime interest rate. Steinhoff guaranteed the "A" preference shares through a put option and Fundiswa issued 6% cumulative, non-convertible, redeemable "B" preference shares to Steinhoff Investment as consideration for the put option.

27.3 Micawber 455 (Proprietary) Limited (Micawber)

During the 2006 financial year, Steinhoff entered into an agreement with a B-BBEE party to obtain ordinary shares in an associate company, KAP International Holdings Limited (KAP). The B-BBEE party obtained equity instruments of the associate company through a new entity called Micawber. Micawber purchased the ordinary shares at a purchase price of R84,6 million. The transaction was funded through "A" preference shares on which Micawber pays and accrues dividends at 67% of the SA prime interest rate. Micawber also has an obligation to Steinhoff Investment, as a "B" preference shareholder, at 6% of the "A" preference share capital and dividends outstanding. In addition, Micawber and Steinhoff Africa entered into an equity-sharing arrangement whereby the parties agree to share the surplus equity interest resulting from the potential disposal of the shares based on a formula dependent on the timing of the potential disposal.

Steinhoff does not control or have any interests in Micawber, but retains the majority of the risks and rewards pertaining to the KAP shares held by Micawber until the funding obligation has been repaid. The effective interest of Micawber's shareholding in KAP was therefore accounted for as an increase in the holding of the group in KAP (effective consolidation of Micawber).

	2009 R'000	2008 R'000
28. INTEREST-BEARING LOANS AND BORROWINGS		
28.1 Analysis of closing balance		
Secured financing		
Capitalised finance lease and instalment sale agreements	74 574	73 995
Long-term licence fee liability	–	42 303
Mortgage and term loans	950 970	1 370 230
Phaello domestic medium-term note programme	304 004	–
	1 329 548	1 486 528
Unsecured financing		
Convertible bonds (debt portions)	2 820 520	2 672 020
Unitrans domestic medium-term note programme	1 420 019	1 424 019
Promissory note programme	100 363	–
Note purchase agreement	2 594 625	2 531 833
Preference shares: Fundiswa	381 864	358 424
Preference shares: Micawber	107 179	97 423
Syndicated loan facilities	3 795 821	3 744 411
Term loans	752 418	753 848
Other loans	72 910	23 655
	12 045 719	11 605 633
Total interest-bearing loans and borrowings	13 375 267	13 092 161
Portion payable before 30 June 2010 included in current liabilities	(671 387)	(407 653)
Total non-current interest-bearing loans and borrowings	12 703 880	12 684 508

Except for the note purchase agreement carried at fair value, all other loans and borrowings are carried at amortised cost. The fair values of interest-bearing loans and borrowings are disclosed in note 19.

	2009 R'000	2008 R'000
Current interest-bearing loans and borrowings		
Portion of non-current interest-bearing loans and borrowings payable before 30 June 2010	671 387	407 653
Other current loans payable	4 136 665	2 472 982
Total current interest-bearing loans and borrowings	4 808 052	2 880 635

28. INTEREST-BEARING LOANS AND BORROWINGS *(continued)*

28.2 Analysis of repayment

	2009 R'000	2008 R'000
Repayable within the next year and thereafter		
Next year	**4 808 052**	2 880 635
Within two to five years	**9 326 178**	8 119 729
Thereafter	**3 377 702**	4 564 779
	17 511 932	15 565 143

28.3 Loan details

	FACILITY '000	MATURITY DATE	INTEREST RATE	2009 R'000	2008 R'000
Secured					
Capitalised finance lease and instalment sale agreements	–	–	10,5% to 13,6%	**74 574**	73 995
Secured hire purchase and lease agreements repayable in monthly or annual instalments over periods of five to eight years. These leases are with various counterparties.					
Long-term licence fee liability	–	15 July 2008	–	–	42 303
This loan was repaid during the year under review.					
Mortgage loan					
Loans with various banks, repayable over various repayment terms and secured under mortgage bonds over various properties in Germany in favour of the relevant banks.	€85 160	Various	3,05% to 6,13%	**592 773**	895 567
Term loans					
This loan was repaid during the year.	$5 700	30 June 2011	LIBOR plus 3%	–	30 840
This term loan is repayable in semi-annual instalments. This loan is secured by a charge over assets of the Relyon group.	£4 040	30 June 2012	LIBOR plus 0,75%	**51 415**	83 823
The loan facility is repayable at maturity date and bears interest at JIBAR plus 0,9% per annum, calculated according to selected interest periods. A general notarial bond in favour of noteholders and bank creditors is registered against this loan.	R500 000	27 August 2009	JIBAR plus 0,9%	**200 766**	360 000
This term loan is repayable in monthly instalments. This loan is secured by a charge over assets financed by this loan.	Pula 80 000	30 June 2012	Botswana prime minus 2,65%	**64 064**	–
This term loan is repayable in quarterly instalments. This loan is secured by a charge over assets with a book value of R51 064 815 (BIM = Banco International Mozambique rate).	MET 106 614	9 April 2014	BIM plus 1%	**36 522**	–
The loan facility is repayable in monthly instalments and bears interest at SA prime minus 1% per annum, calculated according to selected interest periods.	R5 430	1 April 2011	SA prime minus 1%	**5 430**	–
Phaello domestic medium-term note programme	R5 000 000				
This loan facility is repayable at maturity date and bears interest at JIBAR plus 3% per annum. Interest is payable quarterly.		27 March 2011	JIBAR plus 3%	**103 072**	–
These senior secured floating rate notes bear interest at JIBAR plus 3,3% and are redeemable at maturity. Interest is payable quarterly.		6 July 2012	JIBAR plus 3,3%	**200 932**	–

The book value of assets encumbered in favour of the above mortgage and term loans and finance lease and instalment sale agreements amounts to R1 612 276 000 (2008: R1 503 271 000) (note 11).

	FACILITY '000	MATURITY DATE	INTEREST RATE	2009 R'000	2008 R'000
28. INTEREST-BEARING LOANS AND BORROWINGS *(continued)*					
28.3 Loan details *(continued)*					
Unsecured					
Convertible bond due 2013	R1 500 000	31 July 2013	5,7%	**1 313 569**	1 271 661
The bond is convertible to 54,74 million ordinary shares of Steinhoff at R27,40 per ordinary share. The coupon rate is 5,7% per annum. The fair values of the liability component and the equity conversion component were determined at issuance of the bond.					
Convertible bond due 2015	R1 600 000	20 July 2015	9,625%	**1 506 951**	1 400 359
The bond is convertible to 64,59 million ordinary shares of Steinhoff at R24,77 per ordinary share. The coupon rate is 9,625% per annum and the redemption price is 120%. The fair values of the liability component and the equity conversion component were determined at issuance of the bond.					
The fair values of the liability components of both bonds were calculated using market interest rates for equivalent non-convertible bonds. The residual amounts, representing the values of the equity conversion components, are included in shareholders' equity in other reserves (note 25), net of deferred taxes.					
Unitrans domestic medium-term note programme	R2 000 000				
UTR01 – domestic medium-term note		31 August 2010	9,5%	**412 667**	412 667
Note with a nominal value of R400 million and a coupon rate of 9,5%. The effective interest rate is 9,34%. Interest is payable semi-annually in arrears on 28 February and 31 August of each year, commencing on 31 August 2005.					
UTR02 – senior unsecured fixed rate notes		21 November 2012	10,49%	**1 007 352**	1 011 352
Note with a nominal value of R1 billion and a coupon rate of 10,49%. Interest is payable semi-annually in arrear on 21 May and 21 November of each year, commencing on 21 November 2007.					
Subsequent to year-end this issue has given notice to increase the programme to R3 500 000 000.					
Steinhoff, Steinhoff Africa and certain Unitrans subsidiaries have committed themselves as guarantors in respect of the Unitrans note programme.					
Promissary note programme		5 December 2013 to 29 May 2014	11,20% to 11,53%	**100 363**	–

	FACILITY '000	MATURITY DATE	INTEREST RATE	2009 R'000	2008 R'000
28. INTEREST-BEARING LOANS AND BORROWINGS *(continued)*					
28.3 Loan details *(continued)*					
Note purchase agreement					
Senior notes series A	$142 500	15 March 2012	EURIBOR plus 0,82%	**1 172 154**	1 122 961
Senior notes series B	$142 000	15 March 2015	EURIBOR plus 0,88%	**1 168 048**	1 119 021
Senior notes series C	€23 500	15 March 2012	4,10%	**254 423**	289 851
The group has entered into a combined cross-currency interest rate swap on the series A and B loans (note 19). The series A and B loans are fair valued through profit or loss in order to eliminate the accounting mismatch arising from measuring the derivative hedging instrument through profit or loss.					
Steinhoff has subordinated shareholders' loans due from Steinhoff Europe AG (Austria), amounting to €275 million, and due from Steinhoff Möbel Holdings Alpha GmbH, amounting to €56,3 million until the senior debt has been unconditionally and irrevocably paid and discharged in full.					
Preference shares: Fundiswa	–	31 August 2010	67% of SA prime	**381 864**	358 424
"A" redeemable preference shares issued by Fundiswa with a par value of R1 per share.					
Preference shares: Micawber	–	15 December 2010	67% of SA prime	**107 179**	97 423
"A" redeemable preference shares issued by Micawber with a par value of R1 per share.					
Syndicated loan facilities					
Revolving credit facility*	€235 000	31 July 2010	EURIBOR plus 0,85%	**2 490 095**	2 035 127
Revolving credit facility	£30 000	30 November 2009	EURIBOR plus 2,75%	**384 965**	431 688
Term loan	£30 000	30 June 2011	LIBOR plus 0,50%	**297 023**	405 091
Term loan	£70 000	30 June 2012	LIBOR plus 0,50%	**623 738**	872 505
Steinhoff has subordinated shareholders' loans due from Steinhoff Europe AG (Austria), amounting to €275 million, and due from Steinhoff Möbel Holdings Alpha GmbH, amounting to €56,3 million until the senior debt has been unconditionally and irrevocably paid and discharged in full.					
Term loans					
Term loan repayable at maturity date and bears interest at JIBAR plus 1% per annum, payable monthly.	R550 000	30 September 2010	JIBAR plus 1,00%	**450 265**	450 162
This term loan is repayable at maturity date and bears interest at JIBAR plus 1,15% per annum, calculated quarterly.	R740 000	30 September 2010	JIBAR plus 1,15%	**302 153**	303 686
Other loans	–	various	various	**72 910**	23 655
				13 375 267	13 092 161

* *Subsequent to year-end, Steinhoff Europe received firm proposals in respect of refinancing the €235 million syndicated loan facility due 31 July 2010. It is expected that this will extend the loan facility to beyond 2012. This will have the effect that the margin relating to this loan will increase during the next financial year.*

	MATURITY DATE	INTEREST RATE	2009 R'000	2008 R'000
28. INTEREST-BEARING LOANS AND BORROWINGS *(continued)*				
28.3 Loan details *(continued)*				
Current interest-bearing loans and borrowings•				
Bank loans at variable interest rates	Varying repayment terms	5% to 15%	**3 592 666**	2 113 897
Commercial paper	16 July 2009 to 23 June 2010	9% to 11,6%	**449 411**	–
Glenrand Premier Finance Solutions (Proprietary) Limited	1 March 2010	SA prime minus 1,8%	**36 088**	36 360
Trademark deliverable to Bravo Group (Proprietary) Limited	–	13% per annum compounded monthly in arrear	–	202 028
Other	various	various	**58 500**	120 697
			4 136 665	2 472 982

The facilities (AUD109 million) which includes a trade finance facility for Steinhoff Europe Group, due to ANZ Bank (Australia) included in current bank loans are secured by the first charge on the assets of Steinhoff Asia Pacific Holdings Proprietary Limited and its subsidiaries.

	2009 R'000	2008 R'000
Convertible bonds		
Balance at beginning of the year	**2 672 020**	1 233 730
Proceeds from issue of convertible bonds	–	1 600 000
Amount classified as equity	–	(132 144)
Deferred taxation	–	(59 162)
Transaction costs	–	(19 986)
Coupon interest	**(179 866)**	(85 500)
Market implied interest	**328 366**	135 082
Balance at end of the year	**2 820 520**	2 672 020

• *Floorplan creditors of R89 million were reallocated in 2008 from interest-bearing short-term liabilities to trade and other payables to better reflect the nature of the liability.*

	2009	2008
	R'000	R'000

29. EQUALISATION OF OPERATING LEASE PAYMENTS

	2009 R'000	2008 R'000
Total	**121 827**	105 355
Current portion transferred to current liabilities	**(8 041)**	(15 249)
Long-term portion	**113 786**	90 106

30. EMPLOYEE BENEFITS

	2009 R'000	2008 R'000
Afcol Pension Fund	**–**	–
Homestyle Pension Fund	**113 839**	114 177
PG Bison Pension Fund	**5 648**	37 107
Post-retirement medical benefits	**7 625**	8 815
Preference share scheme	**95 890**	99 533
Performance-based bonus accrual	**94 693**	109 150
Christmas bonus accrual	**70 662**	76 717
Leave pay accrual	**184 211**	188 792
Other	**2 101**	–
Total liability	**574 669**	634 291
Transferred to short-term employee benefits	**(364 949)**	(377 326)
Long-term employee benefits	**209 720**	256 965

30.1 Provident and pension funds

The majority of the group's South African salaried employees and Homestyle employees are members of either a provident fund or a pension fund. The South African funds are all defined contribution funds, whereas the Homestyle employees belong to either defined benefit or contribution plans. Certain employees do not belong to group funds, but contribute to umbrella funds or industry funds established and administered by national bargaining councils.

The majority of the employees of the group's subsidiaries in Europe and Australia are members of state-managed retirement benefit schemes operated by the governments of the various countries. The subsidiaries are required to contribute a specified percentage of their payroll costs to the retirement benefit schemes to fund the benefits. The only obligation of the group in terms of these retirement benefit schemes is to make the specified contributions.

All retirement benefit plans operated by group companies domiciled in the Republic of South Africa are governed by the Pension Funds Act (Act No 24 of 1956) (the Pension Funds Act). Approximately 99% (2008: 99%) of South African full-time group employees are covered by retirement benefit plans.

The total cost charged to profit or loss (note 3.5) represents contributions payable to these schemes by group companies at rates specified in the rules of these schemes.

30.2 Defined contribution plans

The assets of the defined contribution plans are held and managed separately from those of the group. The management of these funds is under the control of a suitably qualified board of trustees. The only obligation of the group to the retirement benefit plans is to deduct employee contributions monthly and to pay these over to the administrators. The group's contribution to these funds amounted to R146 million (2008: R123 million).

30. EMPLOYEE BENEFITS *(continued)*

30.3 Defined benefit plans

30.3.1 *Defined benefit plans substantially closed: final surplus apportionment lodged with the Financial Services Board*

Afcol Pension Fund

Most employees on the Afcol Pension Fund have transferred to the Steinhoff Group Retirement Fund as at 1 March 2004, currently there are 11 pensioners and deferred pensioners. The section 14 transfer was approved by the Financial Services Board on 6 September 2004.

The process of surplus apportionment is complete. No future benefits will accrue after 29 February 2004, being the effective date of transfer to the Steinhoff Group Retirement Fund.

During the 2005 year, the group's actuaries confirmed that significantly more historical information on former members was identified. As these members have a right to a minimum benefit as outlined in the Pension Funds Act and regulations, it is unlikely that any surplus will be apportioned to the employer.

The effective date of the most recent actuarial valuation is 31 March 2004. At that date, in the opinion of the actuary, the defined benefit plan was found to be in a sound financial position.

The Financial Services Board approved the distribution of surplus in terms of the surplus scheme on 9 May 2007. The employer is not entitled to any surplus or unutilised reserves and the asset has thus been limited to Rnil.

IAS 19 – *Employee Benefits* paragraph 58 only allows an asset to be recognised on the company's balance sheet to the extent that economic benefits are available to the company in the form of refunds or reductions in future contributions. The Pension Funds Act precludes the company from accessing the assets of the above funds and, accordingly, they have not been recognised on the group's balance sheet.

PG Bison Pension Fund

The PG Bison Pension Fund is both a defined benefit and defined contribution fund. The defined benefit fund has been closed for new entrants. The fund was last actuarially valued on 31 March 2004 and the valuation revealed the fund to be in a sound financial position.

In the 2005 year, the fund underwent a process of obtaining former member data and investigating instances of improper use. These investigations have been finalised and the statutory valuation of the surplus at December 2003 has been updated. The Financial Services Board approved the surplus apportionment scheme of the fund during October 2008. The surplus allocated to former members, existing members and pensioners at the surplus apportionment date amounted to R77 million.

Unitrans Retirement Fund

There is a minimum guarantee in place for the pre-1995 members of the Unitrans Retirement Fund. An Rnil apportionment scheme as at 1 January 2003 was accepted by the Financial Services Board on 9 January 2006. Every three years the fund's valuator carries out an actuarial valuation which is submitted to the Financial Services Board. The valuation as at 1 January 2006 confirmed that the fund is financially sound.

Currently the fund is being restructured which has resulted in the fund being closed to new members from 1 April 2009. Further, the active members have been made paid-up and joined the Steinhoff Group Umbrella Provident Fund.

30.3.2 *Active defined benefit plans*

Homestyle Pension Fund

The Homestyle group operates two defined benefit pension schemes. Under the schemes, the employees are entitled to retirement benefits based on final salary on attainment of retirement age (or earlier withdrawal or death). No other post-retirement benefits are provided.

Members have been assumed to take 70% of the maximum allowable amount of taxation-free cash at retirement. The remaining demographic assumptions at 30 June 2009 are the same as those used for the preliminary 31 December 2007 actuarial valuation of the scheme.

30. **EMPLOYEE BENEFITS** *(continued)*

30.3 **Defined benefit plans** *(continued)*

30.3.3 ***The financial details of the different funds and the effect on the group's annual financial statements are highlighted below:***

	AFCOL PENSION FUND		HOMESTYLE PENSION FUND		PG BISON PENSION FUND	
	2009 R'000	2008 R'000	2009 R'000	2008 R'000	2009 R'000	2008 R'000
Amounts included in the balance sheet arising from the group's obligation to defined benefit retirement plans are:						
Present value of defined benefit obligations	(23 780)	(24 684)	(748 577)	(967 395)	(82 486)	(57 861)
Fair value of plan assets	46 438	43 468	634 738	853 218	76 838	67 931
Net pension asset/(liability)	22 658	18 784	(113 839)	(114 177)	(5 648)	10 070
Unrecognised due to paragraph 58 limit	(22 658)	(18 784)	–	–	–	(10 070)
Cumulative interest accrued	–	–	–	–	–	(37 107)
Liability recognised on the balance sheet	–	–	(113 839)	(114 177)	(5 648)	(37 107)
Components of income statement expenses/(income):						
Current service cost	–	–	–	–	241	235
Expected return on plan assets	(3 149)	(2 443)	(58 291)	(62 880)	(7 480)	(3 758)
Interest cost	2 527	2 312	59 376	55 363	5 954	4 169
	(622)	(131)	1 085	(7 517)	(1 285)	646
Changes in the present value of the defined benefit obligation are as follows:						
Balance at beginning of the year	(24 684)	(29 864)	(967 395)	(929 576)	(57 861)	(53 583)
Actuarial (losses)/gains	(486)	921	66 425	66 368	(18 448)	110
Benefits paid	3 917	6 571	41 346	37 148	–	–
Current service cost	–	–	–	–	(241)	(235)
Interest cost	(2 527)	(2 312)	(59 376)	(55 363)	(5 954)	(4 169)
Member contributions	–	–	–	–	(114)	(98)
Risk premiums	–	–	–	–	132	114
Exchange differences on consolidation of foreign subsidiaries	–	–	170 423	(85 972)	–	–
Balance at end of the year	(23 780)	(24 684)	(748 577)	(967 395)	(82 486)	(57 861)

30. EMPLOYEE BENEFITS *(continued)*

30.3 Defined benefit plans *(continued)*

30.3.3 *The financial details of the different funds and the effect on the group's annual financial statements (continued)*

	AFCOL PENSION FUND		HOMESTYLE PENSION		PG BISON PENSION FUND	
	2009 R'000	2008 R'000	2009 R'000	2008 R'000	2009 R'000	2008 R'000
Changes in fair value of plan assets are as follows:						
Balance at beginning of the year	**43 468**	46 562	**853 218**	837 499	**67 931**	42 857
Actuarial gains/(losses)	**3 738**	1 034	**(117 396)**	(115 517)	**(34 745)**	21 192
Benefits paid	**(3 917)**	(6 571)	**(41 346)**	(37 148)	**–**	–
Employer contributions	**–**	–	**27 745**	29 030	**36 190**	140
Expected return on plan assets	**3 149**	2 443	**58 291**	62 880	**7 480**	3 758
Member contributions	**–**	–	**–**	–	**114**	98
Risk premiums	**–**	–	**–**	–	**(132)**	(114)
Exchange differences on consolidation of foreign subsidiaries	**–**	–	**(145 774)**	76 474	**–**	–
Balance at end of the year	**46 438**	43 468	**634 738**	853 218	**76 838**	67 931
Expected contributions to defined benefit plans in next financial year	**–**	–	**23 552**	172	**297**	258
Experience adjustments on plan liabilities	**477**	635	**–**	47 230	**1 067**	4
Experience adjustments on plan assets	**3 738**	1 034	**(117 396)**	(115 517)	**(18 547)**	(1 808)
The major categories of plan assets as a % of total plan assets are as follows:	%	%	%	%	%	%
Cash	**100**	100	**5**	5	**38**	18
Debt instruments	**–**	–	**37**	32	**13**	12
Equity	**–**	–	**58**	63	**37**	55
International	**–**	–	**–**	–	**10**	12
Property	**–**	–	**–**	–	**1**	1
Other	**–**	–	**–**	–	**1**	2
	100	100	**100**	100	**100**	100

30. EMPLOYEE BENEFITS *(continued)*

30.3 **Defined benefit plans** *(continued)*

30.3.3 *The financial details of the different funds and the effect on the group's annual financial statements (continued)*

	AFCOL PENSION FUND		HOMESTYLE PENSION FUND		PG BISON PENSION FUND	
	2009 %	2008 %	2009 %	2008 %	2009 %	2008 %
Key assumptions used:						
Discount rate	**9,3**	10,3	**6,4**	6,5	**9,5**	10,3
Expected return on plan assets	**6,3**	7,3	**6,8**	7,1	**9,0**	11,0
Inflation	**6,0**	7,3	**3,2**	3,9	**6,0**	7,3
Pension increase allowance	**4,5**	5,4	**3,2**	3,8	**4,1**	5,0
Deferred pension increase allowance	**–**	–	**3,2**	3,9	**–**	–
Salary increase	**–**	–	**–**	–	**7,0**	8,3

	2009 R'000	2008 R'000	2007 R'000	2006 R'000
The history of the Afcol Pension Fund for the current and prior years is as follows:				
Fair value of plan assets	**46 438**	43 468	46 562	34 105
Present value of benefit obligations	**(23 780)**	(24 684)	(29 864)	(6 106)
Surplus	**22 658**	18 784	16 698	27 999
The history of the Homestyle Pension Fund for the current and prior years is as follows:				
Fair value of plan assets	**634 738**	853 218	837 499	732 623
Present value of benefit obligations	**(748 577)**	(967 395)	(929 576)	(880 250)
Deficit	**(113 839)**	(114 177)	(92 077)	(147 627)
The history of the PG Bison Pension Fund for the current and prior years is as follows:				
Fair value of plan assets	**76 838**	67 931	42 857	45 023
Present value of benefit obligations	**(82 486)**	(57 861)	(53 583)	(49 327)
(Deficit)/surplus	**(5 648)**	10 070	(10 726)	(4 304)

30.4 **Post-retirement medical benefits**

The group provided certain post-retirement medical benefits by funding a portion of the medical aid contributions of certain retired members. These were charged against income as incurred. Through agreement with in-service and retired employees, the group came to a settlement in terms of which the present value of future benefits will be settled in cash.

	2009 R'000	2008 R'000
Accrued liability at beginning of the year	**(8 815)**	(9 628)
Actuarial gains	**549**	96
Current service cost	**(40)**	(38)
Employer benefit payments	**232**	212
Interest cost	**(444)**	(317)
Settlements	**893**	860
Accrued liability at end of the year	**(7 625)**	(8 815)

	2009	2008
30. EMPLOYEE BENEFITS *(continued)*		
30.4 Post-retirement medical benefits *(continued)*		
Key assumptions used:		
CPI inflation	**6,0%**	7,3%
Discount rate	**9,3%**	10,3%
Expected retirement age	**63 years**	63 years
Healthcare cost inflation	**8,0%**	9,3%
Orphan age	**25 years**	25 years

Assumed healthcare cost trends have a significant effect on the amounts recognised in profit or loss. The effect of a one percentage point change in assumed healthcare cost trend rates would be as follows:

	2009 ONE PERCENTAGE POINT INCREASE R'000	2009 ONE PERCENTAGE POINT DECREASE R'000	2008 ONE PERCENTAGE POINT INCREASE R'000	2008 ONE PERCENTAGE POINT DECREASE R'000
(Increase)/decrease of the aggregate of the service costs and interest cost	**(68)**	**55**	(78)	62
Effect on post-retirement obligation	**(624)**	**503**	(659)	531
	(692)	**558**	(737)	593

	2009 R'000	2008 R'000
30. EMPLOYEE BENEFITS *(continued)*		
30.5 Preference share scheme		
The long-term employee benefit has been recognised as the present value of the obligation accrued over the service period using the projected unit credit method as follows:		
Present value of estimated redemption at end of the year	**95 890**	97 211
Present value of estimated annual dividends	**–**	16 677
Total estimated consideration	**95 890**	113 888
Less: Employee contributions	**(95 890)**	(95 890)
Net amount for settlement	**–**	17 998
Expense portion recognised over five-year service period	**6 933**	7 200
Dividends paid	**(6 933)**	(3 557)
Employee contribution	**95 890**	95 890
Total liability	**95 890**	99 533
Estimated dividend transferred to short-term employee benefits	**–**	(3 306)
Long-term employee benefits	**95 890**	96 227

The preference share scheme was introduced with effect from 1 July 2006.

The scheme is restricted to key employees of PG Bison. Participants subscribed for shares from proceeds received from the sale of shares agreement with Steinhoff in order to participate in the scheme, effective from 1 July 2006 to 30 June 2011.

30.6 Performance-based bonus accrual

The bonus payable is fixed by applying a specific formula based on the employee's achievement of performance targets. The employee must be in service on 30 June 2009 to qualify for the bonus.

	2009 R'000	2008 R'000
Balance at beginning of the year	**109 150**	113 867
Additional accrual raised	**135 355**	100 614
Amounts unused reversed	**(44 298)**	(33 350)
Amounts utilised	**(105 016)**	(75 292)
Net acquisition and disposal of subsidiaries and businesses	**(289)**	–
Reclassified (to)/from other accruals	**(68)**	3 319
Exchange differences on consolidation of foreign subsidiaries	**(141)**	(8)
Balance at end of the year	**94 693**	109 150

30.7 Leave pay accrual

The leave pay accrual relates to vesting leave pay to which employees may become entitled on leaving the employment of the group. The accrual arises as employees render a service that increases their entitlement to future compensated leave and is calculated based on an employee's total cost of employment. The accrual is utilised when employees become entitled to and are paid for the accumulated leave or utilise compensated leave due to them.

	2009 R'000	2008 R'000
Balance at beginning of the year	**188 792**	177 627
Additional accrual raised	**175 370**	41 726
Amounts unused reversed	**(15 022)**	(2 576)
Amounts utilised	**(145 343)**	(51 752)
Net acquisition and disposal of subsidiaries and businesses	**(282)**	444
Reclassified from/(to) other accruals	**624**	(69)
Exchange differences on consolidation of foreign subsidiaries	**(19 928)**	23 392
Balance at end of the year	**184 211**	188 792

	2009 R'000	2008 R'000
31. DEFERRED GOVERNMENT GRANTS		
Balance at beginning of the year	11 710	5 057
Released during the year to profit or loss	(2 487)	(1 000)
Claims submitted	2 363	8 531
Exchange differences on consolidation of foreign subsidiaries	(1 119)	(878)
Balance at end of the year	10 467	11 710

32. PROVISIONS

2009	OPENING BALANCE R'000	ADDITIONAL PROVISION RAISED R'000	AMOUNTS UNUSED REVERSED R'000	AMOUNTS UTILISED R'000	NET ACQUISITION & DISPOSAL OF SUBSIDIARIES & BUSINESSES R'000	RECLASSIFY BETWEEN PROVISIONS & ACCRUALS R'000	EXCHANGE DIFFERENCES ON CONSOLIDATION OF FOREIGN SUBSIDIARIES R'000	CLOSING BALANCE R'000
Accident and insurance fund provisions	30 854	114 495	(21 797)	(91 257)	–	–	4	32 299
Buy-back lease commitments	988	145	(551)	–	–	–	–	582
Dilapidation and onerous lease provisions	1 079 777	8 524	(95 022)	(294 431)	–	–	(110 093)	588 755
Gross incurred but not reported reserve (IBNR)	2 796	3 574	(2 993)	–	–	–	–	3 377
Maintenance fund	18 670	32 263	–	(29 766)	(21 167)	–	–	–
Warranty provisions	84 194	114 043	(5 014)	(27 529)	–	148	(23 195)	142 647
Other	30 091	26 279	(6 859)	(8 802)	(1 184)	(148)	–	39 377
	1 247 370	299 323	(132 236)	(451 785)	(22 351)	–	(133 284)	807 037
2008								
Accident and insurance fund provisions	23 031	113 228	(16 304)	(89 135)	–	–	34	30 854
Buy-back lease commitments	4 552	908	–	(2 650)	(4 552)	2 730	–	988
Dilapidation and onerous lease provisions	261 328	–	(2 182)	(130 918)	658 867	–	292 682	1 079 777
Gross incurred but not reported reserve (IBNR)	8 989	–	(6 193)	–	–	–	–	2 796
Maintenance fund	18 101	21 065	(4 825)	(15 671)	–	–	–	18 670
Warranty provisions	31 976	38 091	–	(93)	–	–	14 220	84 194
Other	80 174	11 525	(45 354)	(2 603)	93	(14 760)	1 016	30 091
	428 151	184 817	(74 858)	(241 070)	654 408	(12 030)	307 952	1 247 370

	2009	2008
	R'000	R'000
32. PROVISIONS *(continued)*		
Long-term provisions	**536 400**	587 687
Short-term provisions	**270 637**	659 683
	807 037	1 247 370

Accident and insurance fund provisions

The Unitrans group covers its own expenses relating to damages to third-party property or goods transported. The balance of the fund relates to accidents that occurred but were not settled at balance sheet date.

Provisions relating to insurance contracts have been disclosed in note 44 – 'Insurance and insurance risk management'.

Buy-back lease commitments

The property and buy-back lease commitments relate to buy-back commitments, which have to be financed over a period ranging between two and six years. The provision is based on the net present value of outstanding commitments.

Dilapidation and onerous lease provisions

Provision for dilapidation of buildings occupied by the group and provision for long-term leases containing onerous provisions or terms in comparison with average terms and conditions of leases.

Gross IBNR

This provision relates to the insurance business of the Unitrans group and is a statutory insurance provision for claims incurred but not yet reported. See note 44 – 'Insurance and insurance risk management'.

Maintenance fund

The fund relates to the vehicle retailing operations of the Unitrans group and is in respect of probable future expenses on vehicles sold under a maintenance plan.

Warranty provisions

The warranty provision represents management's best estimate, based on past experience, of the group's liability under warranties granted on products sold.

33. TRADE AND OTHER PAYABLES	2009 R'000	2008 R'000
Trade payables	**4 523 920**	6 030 996
Accruals	**441 502**	529 596
Floorplan creditors*	**617 451**	475 047
Other payables and amounts due	**1 616 719**	1 693 248
	7 199 592	8 728 887

Included in other payables and amounts due are deferred income and rebates.

The fair value of trade and other payables is disclosed in note 19.

* *Floorplan creditors of R89 million were reallocated in 2008 from interest-bearing short-term liabilities to trade and other payables to better reflect the nature of the liability.*

	2009 R'000	2008 R'000
34. COMMITMENTS AND CONTINGENCIES		
34.1 Capital expenditure		
Contracts for capital expenditure authorised	**259 463**	504 307
Capital expenditure authorised but not contracted for	**223 510**	240 164

Capital expenditure will be financed from cash and existing loan facilities.

34.2 Borrowing facilities

In term of the articles of association, the borrowing powers of the company are unlimited.

	2009 R'000	2008 R'000
34.3 Unutilised borrowing facilities at 30 June	**3 888 533**	5 040 391

34.4 Operating leases

	PROPERTY R'000	PLANT, EQUIPMENT, VEHICLES & OTHER R'000	TOTAL R'000	TOTAL R'000
Amounts outstanding under non-cancellable operating lease agreements payable within the next year and thereafter:				
Next year	1 922 418	166 687	**2 089 105**	1 826 412
Within two to five years	6 741 622	247 978	**6 989 600**	6 037 184
Thereafter	8 545 406	76 154	**8 621 560**	7 462 709

Balances denominated in currencies other than South African rands were converted at the closing rates of exchange ruling at 30 June 2009.

34. COMMITMENTS AND CONTINGENCIES *(continued)*

34.5 Contingent liabilities

In the 2007 financial year, the South African Revenue Service (SARS) issued additional assessments against a group company (amounting to approximately R129,7 million including interest and penalties), disallowing the taxation allowances claimed by the company during its 1999 to 2003 years of assessment on intellectual property rights acquired during its 1999 year of assessment. The company objected thereto but our objections were disallowed by SARS. No new grounds for the disallowance of the objections were raised by SARS. The company has, based on advice obtained from external counsel, appealed against the disallowance of the objections. SARS has agreed in the interim to a deferral of payment of the additional taxation and interest raised by it, until such time as the matter is finally resolved. Steinhoff Africa has provided a guarantee in respect of and to the extent that the amount assessed, together with interest, may become payable. The company, again in accordance with professional advice received from several authoritative external legal advisors, holds the view that it is unlikely that a liability will ultimately arise in this matter. This latter view is fortified by a recent judgment in a matter with similar facts. SARS has not appealed against the judgment. The construction placed upon the material tax provisions in that case by the Court, on our advice, bolsters the position adopted by us in the matter.

Certain other companies in the group are involved in disputes where the outcomes are uncertain. However, the directors are confident that they will be able to defend these actions and that the potential of outflow or settlement is remote and, if not, that the potential impact on the group will not be material.

There is no other litigation, current or pending, which is considered likely to have a material adverse effect on the group.

The group has a number of guarantees and sureties outstanding at year-end. However, the directors are confident that no material liability will arise as a result of these guarantees and sureties.

Steinhoff Investment has subordinated R1 650 million of the shareholder's loan due from Steinhoff Africa in favour of all other creditors.

Steinhoff has subordinated R29 million of the shareholder's loan due from Steinhoff Investment in favour of all other creditors.

Steinhoff Investment has contributed and subordinated directly and indirectly to Phaello Finance Company (Proprietary) Limited shareholders' loans of R184 million.

Steinhoff has subordinated shareholders' loans due from Steinhoff Europe AG (Austria), amounting to €275 million, and due from Steinhoff Möbel Holdings Alpha GmbH, amounting to €56,3 million, until the senior debt has been unconditionally and irrevocably paid and discharged in full.

35. JUDGEMENTS AND ESTIMATES

Judgements and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities during the next financial year are discussed below.

Useful lives and residual values

The estimated useful lives for intangible assets with a finite life, property, plant and equipment and vehicle rental fleet are:

Intangible assets

Customer relationship and trade names and brand names	10 – 20 years
Project costs, contracts and licences	Over the term of the contract or project
Software	1 – 3 years

Patents, trademarks, trade names and brand names, which are considered to be well-established growing brands and product lines for which there is no foreseeable limit to the period in which these assets are expected to generate cash flows, are classified as indefinite useful life assets. The classification of such assets is reviewed annually.

Indefinite useful life intangible assets, excluding goodwill, recognised at fair value in business combinations, are expected to generate cash flows indefinitely and the carrying value would only be recovered in the event of disposal of such assets. Accordingly, deferred taxation is raised at the capital gains taxation rate on the fair value of such assets exceeding its taxation base.

Property, plant and equipment

Buildings	5 – 80 years
Bus fleet	5 – 10 years
Computer equipment	2 – 4 years
Long-haul motor vehicles	5 – 10 years
Motor vehicles	4 – 10 years
Office equipment and furniture	3 – 10 years
Plant and machinery	3 – 20 years
Vehicle rental fleet	Over the period of the buy-back agreement or estimated holding period

35. JUDGEMENTS AND ESTIMATES *(continued)*

The estimated useful lives and residual values are reviewed annually, taking cognisance of the forecasted commercial and economic realities and through benchmarking of accounting treatments in the specific industries where these assets are used.

Consumable biological assets
The fair value of standing timber which has become marketable, is based on the market price of the estimated recoverable timber volumes, net of harvesting costs. The fair value of younger standing timber is based on the present value of the net cash flows expected to be generated by the plantation at maturity.

Impairment of assets
Investments, goodwill, property, plant and equipment, investment property and intangible assets that have an indefinite useful life, and intangible assets that are not yet ready for use are assessed annually for impairment.

Deferred taxation assets
Deferred taxation assets are recognised to the extent that it is probable that taxable income will be available in the future against which these can be utilised. Future taxable profits are estimated based on business plans which include estimates and assumptions regarding economic growth, interest, inflation, taxation rates and competitive forces.

Contingent liabilities
Management applies its judgement to the fact patterns and advice it receives from its attorneys, advocates and other advisors in assessing if an obligation is probable, more likely than not, or remote. This judgement application is used to determine if the obligation is recognised as a liability or disclosed as a contingent liability.

Valuation of equity compensation benefits
Management classifies its share-based payment scheme as an equity-settled scheme based on the assessment of its role and that of the employees in the transaction. In applying its judgement, management consulted with external expert advisors in the accounting and share-based payment advisory industry. The critical assumptions as used in the valuation model are detailed in note 24.7.

Post-employment benefit obligations
In applying its judgement to defined benefit plans, management consulted with external expert advisors in the accounting and post-employment benefit obligation industry. The critical estimates as used in each benefit plan are detailed in note 30.

Consolidation of special-purpose entities
Certain special-purpose entities established as part of the B-BBEE transactions have been consolidated as part of the group results. The group does not have any significant direct or indirect shareholding in these entities, but the substance of the relationship between the group and these entities was assessed and judgement was made that these are controlled entities.

Buy-back lease commitments
When a buy-back agreement is entered into, a provision is raised in respect of future reconditioning costs that may be incurred before the vehicle is made available for sale. Management based this provision on historical data and past experience.

Provision for bad debts
The provision for bad debts was based on a combination of specifically identified doubtful debtors and providing for older debtors.

	2009	2008
	R'000	R'000
36. CASH GENERATED FROM OPERATIONS		
Profit before taxation	4 208 738	3 801 741
Adjusted for:		
Depreciation and amortisation	1 020 821	868 421
Equalisation of operating leases	11 270	(952)
Fair value adjustments of consumable biological assets and decrease due to harvesting	(414 831)	(194 977)
Fair value adjustment of interest rate swaps	35 865	6 081
Fair value gains – other	(4 563)	(75)
Finance costs	1 959 277	1 490 821
Impairments	11 414	181 895
Inventories written down to net realisable value	3 482	–
Investment income	(959 424)	(786 768)
Investment reserve and FCTR released to other operating (income)/expense	(4 776)	554
Insurance income accrued	–	(32 650)
Negative goodwill released to profit or loss on business combination	–	(8 723)
Net loss on sale of intangible asset	4	–
Net (profit)/loss on disposal and scrapping of property, plant and equipment, vehicle rental fleet and investment property	(55 280)	19 718
Profit on disposal of investment	(657)	–
Share of profit of associate companies	(6 527)	(37 071)
Share-based payment expense	66 372	78 947
Cash generated before working capital changes	5 871 185	5 386 962
Working capital changes		
Decrease in inventories	540 857	43 333
Increase in trade and other receivables	(1 121 111)	(60 367)
Decrease in assets held for sale	6 789	9 175
Decrease/(increase) in value added taxation receivable	130 294	(71 079)
Increase/(decrease) in net foreign currency liabilities	51 398	(6 923)
Decrease in non-current and current provisions	(284 693)	(108 103)
Decrease in non-current and current employee benefits	(37 308)	(48 778)
(Decrease)/increase in deferred government grants	(532)	6 653
(Decrease)/increase in trade and other payables	(1 131 200)	249 226
(Decrease)/increase in value-added taxation payable	(91 543)	84 753
Net changes in working capital	(1 937 049)	97 890
Cash generated from operations	3 934 136	5 484 852

	2009	2008
37. TAXATION PAID		
Taxation payable at beginning of the year	(488 980)	(396 346)
Current taxation expense per income statement	(244 343)	(396 476)
Taxation (payable)/receivable of subsidiaries (disposed)/acquired	89	259
Foreign currency translation differences	32 171	(82 040)
Taxation payable at end of the year	391 953	488 980
Net taxation paid	(309 110)	(385 623)

38. NET CASH FLOW ON BUSINESS COMBINATIONS

Acquisition of subsidiaries

The group acquired the following subsidiaries during the year:

	DATE ACQUIRED	PERCENTAGE ACQUIRED	CONSIDERATION R'000
Pennypinchers stores and Timbercity stores	1 July 2008	*	13 935

* *The restructuring of the building supply retail division (Steinbuild) led to control of the joint-venture operations, requiring the consolidation of its results in the year under review. This division was proportionally consolidated in the previous year.*

Various other

The other acquisitions relate to a number of motor dealerships in the Unitrans group.

The businesses acquired contributed R13,2 million to the group's operating profit from the date of acquisition to the balance sheet date. If the acquisitions had been completed on 1 July 2008 on a comparable basis, the total group revenue for the period would have increased by R15,4 million and the operating profit would have increased by R0,7 million.

The goodwill arising on the acquisition of these companies is attributable to the strategic business advantages acquired, principal retail locations and leases, as well as knowledgeable employees and management strategies that did not meet the criteria for recognition as other intangible assets on the date of acquisition.

The following subsidiaries were acquired during the prior year: European Retail Management SA, Wood Chemicals South Africa (Proprietary) Limited, Pennypincher stores and Timbercity stores, Unitrans motor dealerships and various other.

38. NET CASH FLOW ON BUSINESS COMBINATIONS *(continued)*

	2009 PENNYPINCHERS & TIMBERCITY STORES R'000	2009 OTHER R'000	2009 TOTAL R'000	2008 TOTAL R'000
The fair value of assets and liabilities assumed at date of acquisition was:				
Assets				
Goodwill	12 098	–	**12 098**	–
Intangible assets	–	–	–	4 362 684
Property, plant and equipment	25 753	550	**26 303**	2 164 401
Investments and loans	–	–	–	3 606
Deferred taxation assets	–	–	–	302 456
Inventories	74 117	186	**74 303**	1 476 153
Trade and other receivables	75 464	–	**75 464**	782 945
Taxation receivable	–	–	–	259
Cash on hand	7 892	–	**7 892**	306 930
Other current assets	–	–	–	6 941
Liabilities				
Non-current liabilities	(26 294)	–	**(26 294)**	(430 874)
Deferred taxation liabilities	–	–	–	(1 552 648)
Trade and other payables and provisions	(111 592)	–	**(111 592)**	(2 804 759)
Employee benefits	–	–	–	(444)
Short-term interest-bearing loans and borrowings	–	–	–	(364 172)
Value added taxation payable	(920)	–	**(920)**	(1 122)
Bank overdraft	(3 538)	–	**(3 538)**	(2 775)
Other current liabilities	(7 192)	–	**(7 192)**	(2 393)
Minority interests as part of an existing group	–	–	–	(16 687)
Minority interests	(39 707)	–	**(39 707)**	(2 170 073)
Total assets and liabilities acquired	6 081	736	**6 817**	2 060 428
Net goodwill at acquisition	7 854	14 100	**21 954**	2 470 355
Total consideration	13 935	14 836	**28 771**	4 530 783
Purchase price paid in cash	13 935	14 836	**28 771**	3 701 952
Purchase price settled with issue of shares	–	–	–	828 831
Cash and cash equivalents on hand at acquisition	(7 892)	–	**(7 892)**	(306 930)
Shareholders' loan account	(262)	–	**(262)**	(45)
Purchase price settled with issue of shares	–	–	–	(828 831)
Net cash outflow on acquisition of subsidiaries	5 781	14 836	**20 617**	3 394 977

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2009 (continued)

	PENNYPINCHERS & TIMBERCITY STORES R'000	OTHER R'000	2009 TOTAL R'000	2008 TOTAL R'000
38. NET CASH FLOW ON BUSINESS COMBINATIONS *(continued)*				
The carrying value of identifiable assets and liabilities immediately prior to the acquisition was:				
Assets				
Goodwill	12 098	–	**12 098**	1 418 237
Intangible assets	–	–	–	26 644
Property, plant and equipment	25 753	550	**26 303**	1 409 546
Investments and loans	–	–	–	3 606
Deferred taxation assets	–	–	–	20 143
Inventories	74 117	186	**74 303**	1 498 124
Trade and other receivables	75 464	–	**75 464**	782 945
Taxation receivable	–	–	–	259
Cash on hand	7 892	–	**7 892**	306 930
Other current assets	–	–	–	6 941
Liabilities				
Non-current liabilities	(26 294)	–	**(26 294)**	(430 874)
Deferred taxation liabilities	–	–	–	(22 868)
Trade and other payables and provisions	(111 592)	–	**(111 592)**	(1 918 958)
Employee benefits	–	–	–	(444)
Short-term interest-bearing loans and borrowings	–	–	–	(364 172)
Value added taxation payable	(920)	–	**(920)**	(1 122)
Bank overdraft	(3 538)	–	**(3 538)**	(2 775)
Other current liabilities	(7 192)	–	**(7 192)**	(2 393)
Minority interests as part of an existing group	–	–	–	(16 687)
Total assets and liabilities acquired	45 788	736	**46 524**	2 713 082

	2009 R'000	2008 R'000
39. NET CASH FLOW ON DISPOSAL OF SUBSIDIARIES AND BUSINESSES		
The carrying values of assets and liabilities disposed of at the date of disposal were:		
Assets		
Property, plant and equipment	**209**	1 312 176
Deferred taxation assets	**1 776**	18 649
Inventories	**835**	–
Trade and other receivables	**28 130**	931 521
Cash on hand	**20 788**	14 961
Liabilities		
Other reserves	**–**	554
Deferred taxation liabilities	**–**	(7 807)
Taxation payable	**(89)**	–
Trade and other payables and provisions	**(36 267)**	(902 202)
Carrying value of assets and liabilities disposed	**15 382**	1 367 852
Profit on disposal	**657**	–
Proceeds on disposal	**16 039**	1 367 852
Cash on hand at date of disposal	**(20 788)**	(14 961)
Net cash (outflow)/inflow on disposal of subsidiaries	**(4 749)**	1 352 891

40. COSTS ON ISSUE OF SHARE CAPITAL

	2009 R'000	2008 R'000
Ordinary shares		
Issue expenses paid	**(71)**	(337)
Cash received on issue of ordinary shares	**10 480**	–
	10 409	(337)

41. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and balances with banks. Bank overdrafts are only included where the group has a legal right of offset due to cash management arrangements. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2009 R'000	2008 R'000
Funds on call and deposit	**670**	269 050
Bank balances and cash	**4 735 527**	4 726 181
	4 736 197	4 995 231

Included in cash and cash equivalents is an amount of Rnil (2008: R198 million) committed as security for future acquisitions and/or expenses of the group.

An amount of R144,9 million (2008: R202,6 million) is ringfenced for insurance purposes.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2009 (continued)

	2009	2008

42. RELATED-PARTY TRANSACTIONS

Related-party relationships exist between shareholders, subsidiaries, joint-venture companies and associate companies within the group and its company directors and group key management personnel.

These transactions are concluded at arm's length in the normal course of business and include transactions as a result of the groupwide treasury management of foreign currency movements. All material intergroup transactions are eliminated on consolidation.

42.1 Significant subsidiaries

	COUNTRY OF INCORPORATION	OWNERSHIP % 2009	OWNERSHIP % 2008
Steinhoff Investment Holdings Limited	South Africa	**100**	100
Steinhoff Africa Holdings (Proprietary) Limited	South Africa	**100**	100
Steinhoff Möbel Holdings Alpha GmbH	Austria	**100**	100
Phaello Finance Company (Proprietary) Limited	South Africa	**100**	100
Steinhoff Africa Holdings (Proprietary) Limited's significant subsidiaries include:			
PG Bison Holdings (Proprietary) Limited	South Africa	**100**	100
Unitrans Holdings (Proprietary) Limited	South Africa	**100**	100
Steinhoff Möbel Holdings Alpha GmbH's significant subsidiaries (directly and indirectly) include:			
Steinhoff Europe AG	Austria	**100**	100
Steinhoff Retail GmbH	Austria	**100**	100
Pat Cornick International BV	The Netherlands	**100**	100
Relyon Group Limited	United Kingdom	**100**	100
Steinhoff Asia Pacific Holdings Proprietary Limited	Australia	**100**	100
Steinhoff Europe AG	Switzerland	**100**	100
Steinhoff Germany GmbH	Germany	**100**	100
Steinhoff UK Beds Limited	United Kingdom	**100**	100
Steinhoff UK Holdings Limited	United Kingdom	**100**	100
Steinhoff UK Retail Limited	United Kingdom	**100**	100

A full list of subsidiaries of the company is available for inspection by members on request at the registered office of the company.

42. RELATED-PARTY TRANSACTIONS *(continued)*

42.2 Trading transactions

The following is a summary of transactions with associate companies, joint-venture companies and key management personnel during the year and balances at year-end:

	KEY MANAGEMENT PERSONNEL		ASSOCIATE AND JOINT-VENTURE COMPANIES	
	2009	2008	2009	2008
	R'000	R'000	R'000	R'000
Purchases of goods or services from companies where key personnel are directors or hold a direct financial interest	5 474	4 123	–	–
Goods or services sold to key personnel or companies where key personnel are directors or hold a direct financial interest	655	2 819	–	–
Leases/loans to key personnel or companies where key personnel are directors or hold a direct financial interest	675	1 157	–	–
Goods and services purchased from:			228 302	128 427
Amalgamated Appliances Holdings Limited			2 485	4 674
KAP International Holdings Limited			573	–
Loungefoam (Proprietary) Limited			97 967	19 898
Xinergistix Limited			127 277	103 855
Goods and services sold to:			8 102	41 954
Buffalo Pocket Spring Company (Proprietary) Limited			1 517	2 559
Induna Tippers (Proprietary) Limited			526	1 430
Loungefoam (Proprietary) Limited			7	1
Pennypinchers and Timbercity stores			–	33 641
PG Bison Kenya Limited			–	4 323
Steitex (Proprietary) Limited			936	–
Xinergistix Limited			5 116	–
Interest received from:			2 535	381
Emergent Office Solutions (Proprietary) Limited			620	–
Kronotex South Africa (Proprietary) Limited			1 053	–
Steitex (Proprietary) Limited			649	381
Roadway Properties (Proprietary) Limited			213	–
Interest paid to:				
Induna Tippers (Proprietary) Limited			279	259
Administration and management fees received from:			20 547	373
Buffalo Pocket Spring Company (Proprietary) Limited			126	120
Hemisphere International Property BV			12 671	–
Induna Tippers (Proprietary) Limited			6 149	193
Loungefoam (Proprietary) Limited			1 537	–
Roadway Properties (Proprietary) Limited			4	–
Steitex (Proprietary) Limited			60	–
Xinergistix Limited			–	60
Foreign exchange fees received from:			38	10
Emergent Office Solutions (Proprietary) Limited			16	–
Loungefoam (Proprietary) Limited			20	8
Steitex (Proprietary) Limited			2	2

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2009 (continued)

42. RELATED-PARTY TRANSACTIONS *(continued)*

42.2 Trading transactions *(continued)*

	ASSOCIATE AND JOINT-VENTURE COMPANIES	
	2009	2008
	R'000	R'000
Operating expenses recovered from:		
Xinergistix Limited	–	18
Rental paid to:		
Hemisphere International Property BV	391 072	–
Rental received from:	297	353
Buffalo Pocket Spring Company (Proprietary) Limited	50	91
Xinergistix Limited	247	262
Receivables from:	10 328	24 676
Buffalo Pocket Spring Company (Proprietary) Limited	130	410
Emergent Office Solutions (Proprietary) Limited	7	14 597
Induna Tippers (Proprietary) Limited	3 000	–
KAP International Holdings Limited	1	–
Kronotex South Africa (Proprietary) Limited	6 318	–
Loungefoam (Proprietary) Limited	189	898
Pennypinchers and Timbercity stores	–	6 247
PG Bison Kenya Limited	–	2 285
Steitex (Proprietary) Limited	115	175
Xinergistix Limited	568	64
Payables to:	12 530	3 762
Amalgamated Appliances Holdings Limited	–	212
Buffalo Pocket Spring Company (Proprietary) Limited	30	54
Induna Tippers (Proprietary) Limited	55	–
Loungefoam (Proprietary) Limited	12 445	–
Pennypinchers and Timbercity stores	–	3 495
Steitex (Proprietary) Limited	–	1

	2009	2008

42. RELATED-PARTY TRANSACTIONS *(continued)*

42.2 Trading transactions *(continued)*

	ASSOCIATE AND JOINT-VENTURE COMPANIES	
	R'000	R'000
Loans due (from)/to:	**(1 327 828)**	(699 685)
Buffalo Pocket Spring Company (Proprietary) Limited	**1 708**	1 537
Emergent Office Solutions (Proprietary) Limited	**(3 000)**	–
Hemisphere International Property BV	**(1 344 825)**	(709 309)
Induna Tippers (Proprietary) Limited	**10 000**	4 000
Loungefoam (Proprietary) Limited	**–**	(10)
Roadway Properties (Proprietary) Limited	**2 777**	–
Samstar Services (Proprietary) Limited	**(115)**	(83)
Steitex (Proprietary) Limited	**5 627**	4 180

42.3 Compensation of key management personnel

Key management personnel are defined as directors of the company and its significant subsidiary companies reflected in note 42.1, as well as top executive management members.

	2009	2008
Key management personnel compensation		
– Short-term employee benefits	**107 843**	107 447
– Share-based payments – related expense	**22 957**	53 622
	130 800	161 069
Number of members	**32**	30

42.4 Directors

Details relating to directors' emoluments, shareholding in the company and interest of directors and officers are disclosed in note 43.

42.5 Shareholders

The principal shareholders of the company are detailed in the analysis of shareholders in the annual report.
Directors' shareholdings are detailed in note 43.

42.6 Interest of directors and officers in contracts

All directors and officers of the company have, other than described below, confirmed that they had no interest in any contract of significance with the company or any of its subsidiary companies, which could have resulted in a conflict of interest during the year.

During the year under review, contracts were concluded with:

- Hoffman Attorneys (of which SJ Grobler is a partner) provided legal services to group companies and was reimbursed for expenses to the amount of approximately R3,9 million (2008: R3,0 million).
- PSG Capital Limited and associate companies (of which JF Mouton is a director) (a subsidiary of PSG Group Limited of which JF Mouton and MJ Jooste are directors) acted as sponsor and advisor to the group, in respect of which fees were paid totalling approximately R0,3 million (2008: R1,1 million).
- Phumelela Gaming & Leisure Limited (of which MJ Jooste is a director) provided marketing services to the group to the amount of R1,1 million (2008: R0,8 million).
- Steinhoff Africa holds pre-emptive rights in respect of 41,1% (2008: 40,0%) of Daun & Cie AG's interest in KAP International Holdings Limited (of which CE Daun is the chairman) at 30 June 2009. Mr Daun is also the chairman and controlling shareholder of Daun & Cie AG.
- Management fees of R2,5 million for services rendered to Unitrans Passenger were paid to Mvelaphanda Group Limited (of which Ms YZ Cuba is a director).

All the contracts were concluded at arm's length in the normal course of business and are no less favourable than those arranged with third parties.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2009 (continued)

43. REMUNERATION REPORT

43.1 Remuneration

Executive directors	BASIC FOREIGN REMUNERATION '000	BASIC RAND REMUNERATION R'000	FOREIGN COMPANY CONTRIBUTION AND EXPENSE ALLOWANCES '000	RAND COMPANY CONTRIBUTION AND EXPENSE ALLOWANCES R'000	BONUS R'000	COMPANY DIRECTORS' FEES▲ R'000	TOTAL REMUNERATION AND FEES (INCLUDING FOREIGN AMOUNTS CONVERTED TO RAND FOR REPORTING PURPOSES) R'000
2009							
HJK Ferreira*	€25	310	–	41	–	99	759
SJ Grobler*#	€25	315	–	36	–	99	759
MJ Jooste	€1 102	–	–	924	–	594	15 133
FJ Nel	€75	926	–	228	1 000	594	3 674
IM Topping	£409	–	£59	–	–	594	7 365
DM van der Merwe	€100	2 473	–	443	2 000	594	6 745
JHN van der Merwe†	€125	3 694	–	342	–	495	6 075
						3 069	40 510
2008							
BE Steinhoff▪	€643	–	–	–	–	413	7 333
MJ Jooste	€993	–	–	718	–	550	11 958
KJ Grové+	–	836	–	185	1 642	229	2 892
FJ Nel	€60	879	–	219	3 000	550	5 294
IM Topping	£382	–	£59	–	–	550	7 014
DM van der Merwe	€60	2 269	–	431	3 500	550	7 396
JHN van der Merwe	€642	–	–	328	–	550	7 786
						3 392	49 673

▲ *Directors' fees were paid with basic remuneration.*
* *The status of HJK Ferreira and SJ Grobler changed on 1 May 2009 from alternate directors to executive directors.*
\# *Includes fees and remuneration in respect of professional services rendered.*
† *JHN van der Merwe resigned from the board on 1 May 2009.*
▪ *The status of BE Steinhoff changed during the 2008 year from executive director to non-executive director.*
\+ *The status of KJ Grové changed during the 2008 year from executive director to alternate director.*

43. **REMUNERATION REPORT** *(continued)*

43.1 **Remuneration** *(continued)*

Alternate directors and officers	BASIC FOREIGN REMUNERA-TION '000	BASIC RAND REMUNERA-TION R'000	FOREIGN COMPANY CONTRIBUTION AND EXPENSE ALLOWANCES '000	RAND COMPANY CONTRIBUTION AND EXPENSE ALLOWANCES R'000	BONUS R'000	COMPANY DIRECTORS' FEES▲ R'000	TOTAL REMUNERATION AND FEES (INCLUDING FOREIGN AMOUNTS CONVERTED TO RAND FOR REPORTING PURPOSES) R'000
2009							
JNS du Plessis	€42	1 902	–	–	650	594	3 665
HJK Ferreira*	€125	1 551	–	204	2 000	495	5 794
SJ Grobler#*	€125	1 575	–	180	2 000	495	5 794
KJ Grové	–	1 789	–	857	–	594	3 240
A Krüger-Steinhoff@	–	–	–	–	–	240	240
						2 418	18 733
2008							
JNS du Plessis	€42	1 680	–	–	–	550	2 682
HJK Ferreira	€100	1 727	–	223	3 500	550	7 076
SJ Grobler#×	€110	1 661	–	189	3 500	550	7 084
KJ Grové+	–	1 170	–	259	2 299	321	4 049
A Krüger-Steinhoff@	–	–	–	–	–	220	220
						2 191	21 111

▲ *Directors' fees were paid with basic remuneration.*
* *The status of HJK Ferreira and SJ Grobler changed on 1 May 2009 from alternate directors to executive directors.*
\# *Includes fees and remuneration in respect of professional services rendered.*
† *JHN van der Merwe resigned from the board on 1 May 2009.*
▪ *The status of BE Steinhoff changed during the 2008 year from executive director to non-executive director.*
\+ *The status of KJ Grové changed during the 2008 year from executive director to alternate director.*
@ *Non-executive director.*
× *Prior year amounts have been adjusted to income R858 thousand paid to Hoffman Attorneys.*

43. REMUNERATION REPORT *(continued)*

43.1 Remuneration *(continued)*

Non-executive directors	FEES AS DIRECTOR BASIC R'000	FEES AS DIRECTOR COMMITTEES R'000	FEES FOR SERVICES R'000	TOTAL R'000
2009				
DE Ackerman	**300**	**265**	–	**565**
DC Brink	**300**	**215**	–	**515**
YZ Cuba°	**300**	**25**	–	**325**
CE Daun°	**300**	–	–	**300**
D Konar	**1 200**	–	–	**1 200**
JF Mouton°#	**300**	**25**	–	**325**
FA Sonn	**300**	**96**	–	**396**
BE Steinhoff	**300**	–	**5 257**	**5 557**
	3 300	**626**	**5 257**	**9 183**
2008				
DE Ackerman	275	242	–	517
DC Brink	138	76	–	214
YZ Cuba°	83	–	–	83
CE Daun°	275	–	–	275
D Konar	275	308	–	583
JF Mouton°#	275	105	–	380
FA Sonn	275	87	–	362
BE Steinhoff	137	–	2 307	2 444
	1 733	818	2 307	4 858

Includes fees and remuneration in respect of professional services rendered.
° *Paid to various entities as management fees.*

43. **REMUNERATION REPORT** *(continued)*

43.1 **Remuneration** *(continued)*

	2009 R'000	2008 R'000
Director's fees and remuneration		
Remuneration paid by:		
– Company	**3 866**	2 634
– Subsidiary companies	**64 560**	73 008
	68 426	75 642

43.2 **Share rights**

Executive directors	OFFER DATE	NUMBER OF RIGHTS AS AT 30 JUNE 2008	NUMBER OF RIGHTS (EXERCISED)/ AWARDED DURING THE YEAR	NUMBER OF RIGHTS AS AT 30 JUNE 2009	PURCHASE PRICE (CENTS)	SOLD	DATE EXERCISED/ AWARDED	MARKET PRICE (CENTS)
HJK Ferreira	July 2001 – June 2002	50 000	(50 000)	–	528	–	11 November 2008	1 241
	December 2003	319 909	(319 909)	–	0,5	–	1 December 2008	974
	December 2003	–	305 811	–	0,5	–	1 December 2008	974
	December 2003	–	(305 811)	–	0,5	–	1 December 2008	974
	December 2007•	501 435	–	501 435	0,5	–		
	December 2008	–	408 356	408 356	0,5	–	1 December 2008	974
		871 344	**38 447**	**909 791**				
SJ Grobler	July 2000 – June 2001	4 160	(4 160)	–	540	–	11 November 2008	1 241
	July 2001 – June 2002	18 800	(18 800)	–	528	–	11 November 2008 & 12 June 2009	1 241 & 1 410
	December 2003	269 173	(269 173)	–	0,5	–	1 December 2008	974
	December 2003	–	305 811	–	0,5	–	1 December 2008	974
	December 2003	–	(305 811)	–	0,5	–	1 December 2008	974
	December 2007•	501 128	–	501 128	0,5	–		
	December 2008	–	408 356	408 356	0,5	–	1 December 2008	974
		793 261	**116 223**	**909 484**				
MJ Jooste	July 2000 – June 2001	5 280	(5 280)	–	540	–	11 November 2008	1 241
	July 2001 – June 2002	14 400	(14 400)	–	528	–	11 November 2008 & 12 June 2009	1 241 & 1 410
	December 2003	1 528 920	(1 528 920)	–	0,5	–	1 December 2008	974
	December 2007•	1 597 922	–	1 597 922	0,5	–		
	December 2008	–	1 306 739	1 306 739	0,5	–	1 December 2008	974
		3 146 522	**(241 861)**	**2 904 661**				
FJ Nel	July 2000 – June 2001	4 800	(4 800)	–	540	–	11 November 2008	1 241
	July 2001 – June 2002	12 800	(12 800)	–	528	–	11 November 2008 & 12 June 2009	1 241 & 1 410
	December 2003	313 635	(313 635)	–	0,5	–	1 December 2008	974
	December 2003	–	305 811	–	0,5	–	1 December 2008	974
	December 2003	–	(305 811)	–	0,5	–	1 December 2008	974
	December 2007•	338 951	–	338 951	0,5	–		
	December 2008	–	249 551	249 551	0,5	–	1 December 2008	974
		670 186	**(81 684)**	**588 502**				

• *Includes rights granted in terms of the 2006 share grant.*

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2009 (continued)

43. REMUNERATION REPORT *(continued)*

43.2 Share rights *(continued)*

Executive directors	OFFER DATE	NUMBER OF RIGHTS AS AT 30 JUNE 2008	NUMBER OF RIGHTS (EXERCISED)/ AWARDED DURING THE YEAR	NUMBER OF RIGHTS AS AT 30 JUNE 2009	PURCHASE PRICE (CENTS)	SOLD	DATE EXERCISED/ AWARDED	MARKET PRICE (CENTS)
DM van der Merwe	July 2000 – June 2001	5 280	(5 280)	–	540	–	11 November 2008	1 241
	July 2001 – June 2002	14 400	(14 400)	–	528	–	11 November 2008 & 12 June 2009	1 241 & 1 410
	December 2003	634 196	(634 196)	–	0,5	–	1 December 2008	974
	December 2003	–	1 800 248	–	0,5	–	1 December 2008	974
	December 2003	–	(1 800 248)	–	0,5	–	1 December 2008	974
	December 2007•	569 106	–	569 106	0,5	–		
	December 2008	–	430 316	430 316	0,5	–	1 December 2008	974
		1 222 982	**(223 560)**	**999 422**				
IM Topping	July 2001 – June 2002	80 000	(80 000)	–	528	–	11 November 2008	1 241
	December 2003	1 044 700	(1 044 700)	–	0,5	–	1 December 2008	974
	June 2007	442 494	–	442 494	0,5	–		
	December 2007	426 442	–	426 442	0,5	–		
	December 2008	–	598 021	598 021	0,5	–	1 December 2008	974
		1 993 636	(526 679)	1 466 957				
Total executive directors		**8 697 931**	**(919 114)**	**7 778 817**				

• *Includes rights granted in terms of the 2006 share grant.*

43. **REMUNERATION REPORT** *(continued)*

43.2 **Share rights** *(continued)*

Non-executive directors	OFFER DATE	NUMBER OF RIGHTS AS AT 30 JUNE 2008	NUMBER OF RIGHTS (EXERCISED)/ AWARDED DURING THE YEAR	NUMBER OF RIGHTS AS AT 30 JUNE 2009	PURCHASE PRICE (CENTS)	SOLD	DATE EXERCISED/ AWARDED	MARKET PRICE (CENTS)
BE Steinhoff	July 2000 – June 2001	5 280	(5 280)	–	540	–	11 November 2008	1 241
	July 2001 – June 2002	14 400	(14 400)	–	528	–	11 November 2008 & 12 June 2009	1 241 & 1 410
Total non-executive directors		**19 680**	**(19 680)**	**–**				
Alternate directors and officers								
JNS du Plessis	December 2006	208 960	–	208 960	0,5	–		
	June 2007	189 827	–	189 827	0,5	–		
	December 2008	–	272 237	272 237	0,5	–	1 December 2008	974
		398 787	**272 237**	**671 024**				
KJ Grové	July 2000 – June 2001	5 280	(5 280)	–	540	–	11 November 2008	1 241
	July 2001 – June 2002	14 400	(14 400)	–	528	–	11 November 2008 & 12 June 2009	1 241 & 1 410
	July 1999 – June 2000	40 000	–	40 000	1 000	–		
	July 2000 – June 2001	70 000	–	70 000	1 009	–		
	July 2001 – June 2002	165 000	–	165 000	910	–		
	July 2002 – June 2003	165 000	(55 000)	110 000	1 030,5	–	Forfeiture	
	July 2004 – June 2005	210 000	(105 000)	105 000	1 322,5	–	Forfeiture	
	July 2005 – June 2006	225 000	–	225 000	1 550,5	–		
	November 2006	361 000	(180 500)	180 500	2 100	–	Forfeiture	
	December 2007	216 360	–	216 360	0,5	–		
	December 2008	–	294 016	294 016	0,5	–	1 December 2008	974
		1 472 040	**(66 164)**	**1 405 876**				
A Krüger-Steinhoff[@]	July 2000 – June 2001	2 400	(2 400)	–	540	–	11 November 2008	1 241
	July 2001 – June 2002	19 800	(19 800)	–	528	–	11 November 2008 & 12 June 2009	1 241 & 1 410
		22 200	**(22 200)**	**–**				
Total alternate directors and officers		**1 893 027**	**183 873**	**2 076 900**				

[@] *Non-executive director.*

43. **REMUNERATION REPORT** *(continued)*

43.2 **Share rights** *(continued)*

Share right scheme

In terms of the share incentive scheme approved at a general meeting and implemented on and since listing the company in 1998, rights were allocated in terms of a deferred delivery scheme. The deferred delivery date is three years from the offer date, maturing at 20% per annum.

At the annual general meeting on 1 December 2003, a new share incentive scheme was approved and implemented. These rights were allocated at a nominal value of 0,5 cents and will mature in ⅓ (one-third) tranches per annum from the third anniversary of the effective date, provided the following performance criteria have been achieved:

a) A compound growth in headline earnings per share (HEPS) of the company equal to or exceeding the weighted average growth of the companies included in and comprising the INDI 25 Index (INDI 25) over a three-year period from the effective date.

b) The volume-weighted average traded share price of the company over the 30-trading days immediately preceding the date of measurement (the measurement date) to exceed the result of the following formula,
[{(a-b)/b}+1] x c, where

a = the INDI 25 at the measurement date

b = the INDI 25 at the effective date

c = the volume-weighted average traded share price of the company for the 30-trading days immediately preceding the effective date.

In the event of the criteria not being satisfied by the third anniversary of the effective date, the rights will be extended to the following years on a cumulative basis, provided however that if both the criteria are not met by the end of the financial year in which the fifth anniversary of the effective date occurs, all rights will lapse and neither the shares (nor any of them) nor any amount will be due to any participant.

The share rights granted in December 2006, June 2007, December 2007 and December 2008 relate to the 2003 scheme described above, but subject to the dates for achievement of hurdles referred to below.

These rights were allocated at a nominal value of 0,5 cents and will mature on the third anniversary of the effective date, provided the following performance criteria have been achieved:

a) A compound growth in HEPS of the company, over the three completed financial years commencing on 1 July 2006, 1 July 2007 and 1 July 2008 respectively, equal to or exceeding the weighted average growth of the companies included in and comprising the INDI 25 over a three-year period from the effective date.

b) The volume-weighted average traded share price of the company over the 30-trading days immediately preceding the measurement date to exceed the result of the following formula: [{(a-b)/b}+1] x c, where the variables have the same meaning as for the December 2003 grant described above.

The rights awarded in December 2003, December 2006, June 2007, December 2007 and December 2008 form part of the share-based payment scheme, and the rights prior to these dates relate to the Steinhoff International Share Trust scheme. For detail on these schemes, refer note 24.

43. **REMUNERATION REPORT** *(continued)*

43.3 **Interest in share capital**

	NUMBER OF SHARES			
Executive directors	DIRECT INTEREST BENEFICIAL	INDIRECT INTEREST BENEFICIAL	INDIRECT INTEREST NON-BENEFICIAL	TOTAL
2009				
HJK Ferreira	**50 000**	**4 121 738**	–	**4 171 738**
SJ Grobler	–	**4 813 705**	–	**4 813 705**
MJ Jooste	–	**31 253 415**	–	**31 253 415**
FJ Nel	**59 413**	**4 822 523**	–	**4 881 936**
IM Topping	**1 600 000**	–	–	**1 600 000**
DM van der Merwe	–	**6 880 572**	–	**6 880 572**
	1 709 413	**51 891 953**	–	**53 601 366**
2008				
MJ Jooste	–	23 127 750	–	23 127 750
FJ Nel	26 698	4 822 625	–	4 849 323
IM Topping	1 120 000	–	–	1 120 000
DM van der Merwe	–	4 426 448	–	4 426 448
JHN van der Merwe	1 120	2 578 880	–	2 580 000
	1 147 818	34 955 703	–	36 103 521
Non-executive directors				
2009				
DE Ackerman	**354 935**	–	–	**354 935**
DC Brink	–	**108 960**	–	**108 960**
YZ Cuba	–	–	**8 096 800**	**8 096 800**
CE Daun	–	**357 477**	–	**357 477**
D Konar	**304 015**	–	–	**304 015**
JF Mouton	–	**3 500 000**	–	**3 500 000**
FA Sonn	–	**40 000**	–	**40 000**
BE Steinhoff	**336 446**	**161 074 985**	–	**161 411 431**
	995 396	**165 081 422**	**8 096 800**	**174 173 618**
2008				
DE Ackerman	354 935	–	–	354 935
DC Brink	–	108 960	–	108 960
YZ Cuba	–	–	8 096 800	8 096 800
CE Daun	–	357 477	–	357 477
D Konar	304 015	–	–	304 015
JF Mouton	–	3 000 000	–	3 000 000
FA Sonn	–	40 000	–	40 000
BE Steinhoff	316 766	160 076 117	–	160 392 883
	975 716	163 582 554	8 096 800	172 655 070

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2009 (continued)

43. REMUNERATION REPORT *(continued)*

43.3 Interest in share capital *(continued)*

	NUMBER OF SHARES			
Alternate directors and officers	DIRECT INTEREST BENEFICIAL	INDIRECT INTEREST BENEFICIAL	INDIRECT INTEREST NON-BENEFICIAL	TOTAL
2009				
JNS du Plessis	–	**100 000**	–	**100 000**
KJ Grové	–	**2 846 200**	–	**2 846 200**
A Krüger-Steinhoff[@]	**598 100**	**55 000**	–	**653 100**
	598 100	**3 001 200**	–	**3 599 300**
2008				
JNS du Plessis	–	100 000	–	100 000
HJK Ferreira	–	4 117 000	–	4 117 000
SJ Grobler (company secretary)	–	4 805 354	–	4 805 354
KJ Grové	–	2 826 520	–	2 826 520
A Krüger-Steinhoff[@]	575 900	55 000	–	630 900
	575 900	11 903 874	–	12 479 774

[@] *Non-executive director.*

44. INSURANCE AND INSURANCE RISK MANAGEMENT

The group through one of its African subsidiaries issues insurance contracts and is thus required to include the disclosures as required by IFRS 4 – *Insurance Contracts.*

The primary insurance activity carried out by the group assumes the risk of loss from persons or organisations that are directly subject to the risk. Such risks relate to motor, accident and health, assets, liability and commercial crime. As such the group is exposed to the uncertainty surrounding the timing and severity of claims under the contract. The group also has exposure to market risk through its investment activities, which are limited to call accounts.

The group manages its insurance risk through underwriting limits, approval procedures for transactions that involve new products or that exceed set limits, pricing guidelines, centralised management of reinsurance and monitoring of emerging issues.

The group uses several methods to assess and monitor insurance risk exposures both for individual types of risks insured and overall risks. These methods include internal risk measurement models and sensitivity analyses. The theory of probability is applied to the pricing and provisioning for a portfolio of insurance contracts. The principle risk is that the frequency and severity of claims is greater than expected. Insurance events are, by their nature, random, and the actual number and size of events during any one year may vary from those estimated using established statistical techniques.

The underwriting strategy is reviewed quarterly, a claims assessment process is undertaken and market trends are evaluated. In addition management reviews certain information monthly which includes premium income and loss ratios by class.

The group reinsures a portion of the risk it underwrites in order to control its exposure to losses and protect capital resources. The reinsurer is rated by external rating agencies and the group reviews its reinsurance arrangements periodically. The group obtains board approval in setting the minimum security criteria for acceptable reinsurance and the monitoring of the purchase of reinsurance against those criteria.

The following gives an assessment of the group's main products and the ways in which it manages the associated risks.

Credit protection plan

Product features

Short-term insurance product sold to settle the amount owing which is equal to the aggregate "statutory early settlement figures" in terms of the credit agreement being those that apply when the liability under a credit agreement is settled in a single sum, determined as at the date of death or permanent disability. When temporary disability is encountered by the insured, amounts equal to the monthly instalments due in terms of the credit agreement are paid to the finance house lasting for the duration of the illness or if the insured is retrenched, the deferment of the instalment as well as covering any additional interest accrued during the period of deferment.

Management of risks

The main risks associated with this product are HIV/Aids, competitor products, i.e. finance house/manufacturer and affordability.

The key risks are managed by excluding pre-existing conditions, with a detailed medical report required before settlement. The risk period is limited to the finance period, which is a maximum of five years. There is a sophisticated claims vetting process and catastrophe reinsurance in place. The catastrophe cover is spread over classes of business and the cover is readily available in the market. There is a continuing monitoring of the market to ensure competitive pricing and benefits and there are agreements in place with the major finance houses in terms of the finance/insurance split.

Extra cover

Product features

Short-term insurance products sold to cover the shortfall encountered between what the insured owes the finance house and the amount the comprehensive insurer pays out when the vehicle is written off or stolen. It is also a violation cover which ensures that the comprehensive cover will be reinstated should the insured inadvertently violate certain policy conditions. There is also a deposit cover component in the event that the vehicle is stolen or written off; a *pro rata* portion of the lost deposit for the remaining period of the credit agreement will be reimbursed back to the insured. In addition, cover is provided for chips and scratches to the vehicle, as well as protection of the excess due to a comprehensive insurer in the event of a total loss.

Management of risks

The main risks associated with this product are high crime rates which in turn mean vehicle theft with high volumes of shortfall and deposit claims and competitor products i.e. finance houses. The key risks are managed by monitoring of trends in the market, measurement against frequency and severity benchmarks and catastrophe reinsurance. There are agreements in place with the major finance houses in terms of the finance/insurance split.

Warranty

Product features

Short-term insurance products sold to extend the warranty offered on the purchase of a new vehicle up to an additional two years or 180 000 km. Also on offer is a mechanical breakdown insurance on pre-owned vehicles which covers breakdown of the major mechanical components such as the engine, gearbox, steering and the fuel system.

Management of risks

The main risks associated with this product are high claims ratios, manufacturer products and competitor products/incentives.

The key risks are managed by an experienced claims vetting process, continuous measurement against benchmarks per dealership and franchise and an ongoing communication with the dealer channel in terms of sales risk profiling and dealer repair costs. There is also an ongoing measurement of dealership sales of own and other products.

44. **INSURANCE AND INSURANCE RISK MANAGEMENT** *(continued)*

Corporate/Commercial

Product features

Cover is provided for Steinhoff Africa under assets, liabilities and commercial crime policies. This is fully reinsured with a spread of both local and international reinsurers.

Management of risks

Covers are placed using independent brokers which are vetted at board level. All risks are reinsured out at 100% with A-rated reinsurers.

Credit risk

The major credit risks arise from outstanding premiums, reinsurers' balances and investment balances. Management has a credit policy in place and exposure to credit risk is monitored on an ongoing basis and there is no significant concentration of credit risk. Reputable financial institutions are used for investing cash handling purposes. The maximum exposure to credit risk is represented by the carrying value of each financial asset in the balance sheet.

Liquidity risk

The group has to meet daily calls on its cash resources, notably from claims arising on its general insurance contracts. There is a risk that cash will not be available to settle liabilities when due at a reasonable cost. The group manages this risk by setting minimum cash balances on the current account so as to settle these liabilities.

Reinsurance risk

The group cedes insurance risk to limit exposure to underwriting losses under various agreements that cover individual risks, group risks or defined blocks of business on a catastrophe excess basis. These reinsurance agreements spread the risk and minimise the effect of losses. The amount of each risk retained depends on the group's evaluation of the specific risk, subject in certain circumstances, to maximum limits based on characteristics of coverage. The reinsurer agrees to reimburse the ceded amount in the event the claim is paid. However the group remains liable to its policyholder with respect to ceded insurance if any reinsurer fails to meet its obligations.

Claims development

The unpaid claims estimates are current and there are no long outstanding amounts. The estimate is increased or decreased as losses are paid and more information becomes known about the frequency and severity of unpaid claims. The group believes that the estimate of total claims outstanding as at 30 June 2009 is adequate.

Each notified claim is assessed on a separate, case by case basis with due regard to the claims circumstance, information available from loss adjusters and historical evidence of the size of similar claims. Case estimates are reviewed regularly and are updated as and when new information arises.

For all other risks, the cost of outstanding claims and the incurred but not reported (IBNR) provisions are estimated using generally accepted insurance practices. Such methods extrapolate the development of paid and incurred claims, average cost per claim and the ultimate claim numbers for each accident year based on observed development of earlier years and expected loss ratios.

IBNR provisions are initially estimated at a gross level and a separate calculation is carried out to estimate the size of reinsurance recoveries. The method used by the group takes historical data, gross IBNR estimates and the details of the reinsurance programme, to assess the expected size of the reinsurance recoveries.

44. INSURANCE AND INSURANCE RISK MANAGEMENT *(continued)*

	MOTOR R'000	ACCIDENT & HEALTH R'000	ASSETS R'000	LIABILITY R'000	COMMERCIAL CRIME R'000	TOTAL R'000
2009						
Premiums						
Gross premiums	45 132	2 720	38 679	4 386	1 584	92 501
Unearned premium provision movement	(2 323)	16 829	–	–	–	14 506
Gross earned premiums	42 809	19 549	38 679	4 386	1 584	107 007
Premiums ceded to reinsurers	(14 730)	(2 513)	(38 679)	(4 386)	(1 584)	(61 892)
	28 079	17 036	–	–	–	45 115
Claims incurred net of reinsurance						
Net outstanding claims and IBNR opening balance	2 060	818	–	–	–	2 878
Net claims insured	8 243	3 121	–	–	–	11 364
Claims paid	(8 001)	(3 255)	–	–	–	(11 256)
Net outstanding claims and IBNR closing balance	2 302	684	–	–	–	2 986
2008						
Premiums						
Gross premiums	39 600	71	–	–	–	39 671
Unearned premium provision movement	21 277	27 280	–	–	–	48 557
Gross earned premiums	60 877	27 351	–	–	–	88 228
Premiums ceded to reinsurers	(10 963)	18	–	–	–	(10 945)
	49 914	27 369	–	–	–	77 283
Claims incurred net of reinsurance						
Net outstanding claims and IBNR opening balance	4 887	3 480	–	–	–	8 367
Net claims insured	5 961	787	–	–	–	6 748
Claims paid	(8 788)	(3 449)	–	–	–	(12 237)
Net outstanding claims and IBNR closing balance	2 060	818	–	–	–	2 878

Contingency reserve

In terms of the Short Term Insurance Act (No 53 of 1998), the group is required to raise a contingency reserve of 10% of the premiums written less approved reinsurances (as defined in the Short Term Insurance Act). The reserve can be utilised only with prior permission of the Registrar of Insurance.

International solvency margin

The international solvency margin represents net assets as a percentage of net premiums written.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2009 (continued)

	2009	2008
	R'000	R'000
44. INSURANCE AND INSURANCE RISK MANAGEMENT *(continued)*		
Earned premiums, net of reinsurance	**45 115**	77 283
Claims incurred, net of reinsurance and net operating expenses	**25 961**	36 424
Cash inflow/(outflow) from operating activities	**9 270**	(846)
Liabilities		
Opening balance	**71 964**	132 692
Amounts raised	**37 894**	6 041
Amounts used	**(7 978)**	(66 769)
Closing balance	**101 880**	71 964
Maturity profile:		
Within one year	**52 423**	34 941
Two to five years	**49 457**	37 023
	101 880	71 964
Assets		
Opening balance	**284 370**	293 440
Amounts raised	**134 113**	35 318
Amounts used	**(63 539)**	(44 388)
Closing balance	**354 944**	284 370

The above assets are neither past due nor impaired.

45. NEW ACCOUNTING PRONOUNCEMENTS

At the date of authorisation of these annual financial statements, there are standards and interpretations in issue but not yet effective. These include the following standards and interpretations that have not been early adopted and may have an impact on future financial statements:

		EFFECTIVE DATE – ANNUAL PERIODS COMMENCING ON OR AFTER
IAS 1	Presentation of Financial Statements (revised)	1 January 2009
IAS 27	Consolidated and Separate Financial Statements (revised)	1 July 2009
IAS 28	Investment in Associates (revised)	1 July 2009
IAS 31	Interest in Joint-ventures (revised)	1 July 2009
IFRS 2	Share-based Payment – Group cash-settled share-based payment transactions	1 January 2010
IFRS 3	Business Combinations (revised)	1 July 2009
IFRS 7	Financial Instruments: Disclosure: Improving disclosures about financial instruments	1 January 2009
Circular 3/2009 Headline Earnings		1 September 2008
Improvement to IFRSs 2008:		
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations	1 July 2009
IAS 16	Property, Plant and Equipment: Sale of assets held for rental	1 January 2009
IAS 27	Consolidated and Separate Financial Statements: Measurement of subsidiary held for sale in separate financial statements	1 January 2009
Improvement to IFRSs 2009:		
IFRS 2	Share-based Payment: Scope of IFRS 2 and revised IFRS 3	1 July 2009
IAS 38	Intangible Assets: Additional consequential amendments arising from revised IFRS 3	1 July 2009
IFRIC 9	Reassessment of Embedded Derivatives: Scope of IFRIC 9 and revised IFRS 3	1 July 2009

45.1 IAS 1 (revised)

In September 2007, the IASB issued IAS 1 (revised) – *Presentation of Financial Statements*. This revised statement is effective for annual periods beginning on or after 1 January 2009. This statement requires an entity to present all non-owner changes in equity (that is, 'comprehensive income') either in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). It also requires an entity to present a balance sheet as at the beginning of the earliest comparative period in a complete set of financial statements when the entity applies an accounting policy retrospectively or makes a retrospective restatement. This statement will affect only the disclosure of financial information and will be adopted by the group in the next financial year.

45.2 IAS 27 (revised)

In January 2008, the IASB issued IAS 27 (revised) – *Consolidated and Separate Financial Statements* (IAS 27). This revised statement is effective for annual periods beginning on or after 1 July 2009. The objective of this statement is to reduce the alternatives in accounting for subsidiaries in consolidated financial statements and in accounting for investments in the separate financial statements of the parent, venturer or investor. The amendments relate primarily to accounting for non-controlling interests and the loss of control of a subsidiary. The statement will be adopted by the group in the next financial year.

45.3 IAS 28 (revised) and IAS 31 (revised)

In January 2008, the IASB issued IAS 28 (revised) – *Investments in Associates* and IAS 31 (revised) – *Interests in Joint-ventures*. These revised statements are effective for annual periods beginning on or after 1 July 2009. These statements were both revised to reflect the changes made in IAS 27 and IFRS 3 – *Business Combinations* (IFRS 3) as discussed in this note. The statements will be adopted by the group in the next financial year.

45.4 IFRS 2 (amended)

On 18 June 2009, the IASB issued amendments to IFRS 2 – *Share-based Payment* (IFRS 2). These amendments are effective for annual periods beginning on or after 1 January 2010. These amendments clarify the scope of IFRS 2, as well as the accounting for group cash-settled share-based payment transactions in the separate financial statements of an entity receiving the goods or services when another group entity or shareholder has the obligation to settle the award. Guidance in this area previously provided in IFRIC 8 – *Scope of IFRS 2* and IFRIC 11 – *Group and Treasury Share Transactions* has been incorporated into the amended IFRS 2. The group complies to these IFRIC's and thus the amendments to IFRS 2 should not have a material effect on the group results once adopted.

45. NEW ACCOUNTING PRONOUNCEMENTS *(continued)*

45.5 IFRS 3 (revised)

In January 2008, the IASB issued a revised IFRS 3. This standard is effective for annual periods beginning on or after 1 July 2009. Among other changes it requires transaction costs to be recognised immediately in profit or loss, fair value gains and losses on existing investments in an acquired company to be recognised in profit or loss on the date of acquisition and adjustments to deferred taxation outside of the hindsight period are recorded under IAS 12 – *Income Taxes*, as opposed to affecting goodwill. In addition, it requires the recognition of subsequent changes in the fair value of contingent consideration in profit or loss rather than against goodwill. The statement will be adopted by the group in the next financial year.

45.6 IFRS 7 (amended)

On 5 March 2009, the IASB issued amendments to enhance disclosures about fair value measurements of financial instruments and over liquidity risk. This amendment will have no impact on the reported numbers and will only affect disclosures. The entity provided some of the additional disclosures in this year's financial statements and will provide all disclosures required by this amendment by the next financial year-end.

45.7 Circular 3/2009

Listed companies are required, in terms of JSE listings requirements, to publish a headline earnings figure which is currently determined in accordance with Circular 8/2007 – *Headline Earnings*. Circular 8/2007 contains various rules on IFRSs which were issued before June 2007. Many amendments to IFRSs have been issued since June 2007 and as a result Circular 3/2009 – *Headline Earnings* has been issued to revise Circular 8/2007. Circular 3/2009 has amended the rules table of Circular 8/2007 to take into account all amendments to IFRSs issued from June 2007 to April 2009. The group correctly applied the definitions of Circular 8/2007 to statements early adopted, so no restatement would be required.

45.8 Improvement to IFRSs 2008

On 22 May 2008, the IASB issued the *Improvement to IFRSs 2008* standard. This standard deals with a number of minor amendments to other standards. The group adopted most of the amendments of this standard. The amendments to IFRS 5 – *Non-current Assets Held For Sale and Discontinued Operations* and IAS 27 will be adopted with the changes in IFRS 3 (revised) and IAS 27 (revised). The change to IAS 16 – *Property, Plant and Equipment* will be adopted in the next financial year. None of these amendments are expected to have a significant impact on the group's results.

45.9 Improvement to IFRSs 2009

On 16 April 2009, the IASB issued the *Improvement to IFRSs 2009* standard. The group adopted most of the amendments of this standard. The amendments to IFRS 2, IAS 38 – *Intangible Assets* and IFRIC 9 – *Reassessment of Embedded Derivatives* will be adopted by the group with the application of IFRS 3 (revised) in the next financial year. None of these amendments are expected to have a significant impact on the group's results.

SPECIAL RESOLUTIONS PASSED

for the year ended 30 June 2009

1. **263 Oxford Road (Proprietary) Limited**
   1959/001962/07
   - The registration of the sale of the immovable asset in the company.
     The Special Resolution was approved, and registered on 29 July 2008.
2. **Phaello Finance Company (Proprietary) Limited**
   1965/001780/07
   - The registration of the amendment to the existing articles of association.
     The Special Resolution was approved, and registered on 3 September 2008.
3. **Steinbuild Holdings (Proprietary) Limited**
   1995/008188/07
   - The registration of the change of name from Steinhoff Africa Retail Holdings (Proprietary) Limited to Steinbuild Holdings (Proprietary) Limited.
     The Special Resolution was approved, and registered on 7 September 2008.
4. **Steinbuild Properties (Proprietary) Limited**
   1996/011622/07
   - The registration of the change of name from Steinhoff Retail Properties (Proprietary) Limited to Steinbuild Properties (Proprietary) Limited.
     The Special Resolution was approved, and registered on 7 September 2008.
5. **Steinhoff Sikhulasonke Investments (Proprietary) Limited**
   1971/008683/07
   - The registration of the change of name from Bolaoboleta (Cape) (Proprietary) Limited to Steinhoff Sikhulasonke Investments (Proprietary) Limited.
     The Special Resolution was approved, and registered on 20/10/2008.
   - The registration of the conversion of the 4 000 ordinary shares, in the authorised capital of the company, into 3 000 ordinary shares of R1.00 each and 1 000 variable rate cumulative redeemable preference shares of R1.00 each.
   - The adoption of new articles of association.
     The Special Resolutions were approved, and registered on 5 February 2009.
6. **Autumn Star Trading 306 (Proprietary) Limited**
   2004/027632/07
   - The amendment to the memorandum of association by the substitution of the description of the main business and main object with the following:
     The business of retail of new and used medium and heavy duty vehicles and sale of ancillary services, parts and after sale service and rental of medium and heavy vehicles.
     The Special Resolution was approved, and registered on 21 October 2008.
7. **Double Ring Investments 233 (Proprietary) Limited**
   2004/027574/07
   - The registration of the change of name from Double Ring Trading 233 (Proprietary) Limited to Double Ring Investments 233 (Proprietary) Limited.
   - The amendment to the memorandum of association by the substitution of the main business and main object with the following:
     Acquisition, development and rental of immovable property.
     The Special Resolutions were approved, and registered on 2 December 2008.

SPECIAL RESOLUTIONS PASSED

for the year ended 30 June 2009 (continued)

8. **Agattu Trading 70 (Proprietary) Limited**
   2007/028307/07
   - The registration of the subdivision of the ordinary shares of the authorised and issued share capital of the company.
   - The amendment to the memorandum of association by the substitution of the main business and main object with the following:
     The business of car rentals and purposes ancillary thereto.
     The Special Resolutions were approved, and registered on 2 December 2008.

9. **Steinhoff International Holdings Limited**
   1998/003951/06
   - The registration of the black economic empowerment ownership transaction in terms of Section 38(2A)(b) of the Companies Act.
   - The authorisation for the acquisition by the company of shares issued by it in terms of Sections 85(1) and 89 of the Companies Act.
     The Special Resolutions were approved, and registered on 12 December 2008.

10. **Mega Express (Proprietary) Limited**
    2004/027663/07
    - The adoption of new articles of association.
      The Special Resolution was approved, and registered on 23 March 2009.
    - The registration of the change of name from Zamori 233 (Proprietary) Limited to Mega Express (Proprietary) Limited.
    - The amendment to the memorandum of association by the substitution of the description of the main business and main object with the following:
      To operate bus feeder and distribution services for the Gautrain and purposes ancillary thereto.
      The Special Resolutions were approved, and registered on 8 June 2009.

11. **Alisa Car Sales (Proprietary) Limited**
    1997/017428/07
    - The adoption of new articles of association.
      The Special Resolution was approved, and registered on 14 April 2009.

12. **Alisa Finance Corporation (Proprietary) Limited**
    1997/017682/07
    - The adoption of new articles of association.
      The Special Resolution was approved, and registered on 14 April 2009.

13. **Mpumatrans (Proprietary) Limited**
    2000/026280/07
    - The adoption of new articles of association.
      The Special Resolution was approved, and registered on 14 April 2009.

14. **Autonation (Proprietary) Limited**
    2006/020283/07
    - The adoption of new articles of association.
      The Special Resolution was approved, and registered on 14 April 2009.

15. **Unitrans Freight Investments (Proprietary) Limited**
    2002/010761/07
    - The adoption of new articles of association.
      The Special Resolution was approved, and registered on 14 April 2009.

16. **Unitrans Ocean Logistics (Proprietary) Limited**
    1999/028370/07
    - The adoption of new articles of association.
      The Special Resolution was approved, and registered on 14 April 2009.

17. **Bojanala Leasing (Proprietary) Limited**
2002/032055/07
- The adoption of new articles of association.

The Special Resolution was approved, and registered on 14 April 2009.

18. **Greyhound Property Leasing (Proprietary) Limited**
1999/003694/07
- The adoption of new articles of association.

The Special Resolution was approved, and registered on 14 April 2009.

19. **A2B Passenger Logistics (Proprietary) Limited**
2000/024603/07
- The adoption of new articles of association.

The Special Resolution was approved, and registered on 14 April 2009.

20. **Amandla Mega Bus (Proprietary) Limited**
2000/026206/07
- The adoption of new articles of association.

The Special Resolution was approved, and registered on 14 April 2009.

21. **Unitrans Passenger Training Service (Proprietary) Limited**
2004/032104/07
- The adoption of new articles of association.

The Special Resolution was approved, and registered on 14 April 2009.

22. **Mega Tourer (Proprietary) Limited**
2001/026485/07
- The adoption of new articles of association.

The Special Resolution was approved, and registered on 2 June 2009.

23. **Unitrans Express Investment (Proprietary) Limited**
2002/010738/07
- The adoption of new articles of association.

The Special Resolution was approved, and registered on 4 June 2009.

24. **Unitrans Freight Services (Fuel and Chemical) (Proprietary) Limited**
1998/025129/07
- The adoption of new articles of association.

The Special Resolution was approved, and registered on 4 June 2009.

ANALYSIS OF SHAREHOLDING FOR THE YEAR ENDED 30 JUNE 2009

	SHAREHOLDER TYPE					
	PUBLIC		DIRECTORS		OTHER	
	NUMBER	%	NUMBER	%	NUMBER	%
Shareholders in South Africa						
• Number of shareholders	6 952	99,75	13	0,19	4	0,06
• Number of shares	862 744 747	86,79	67 352 276	6,78	63 958 798	6,43
Shareholders outside of South Africa						
• Number of shareholders	582	99,15	4	0,68	1	0,17
• Number of shares	209 551 840	55,83	164 022 008	43,70	1 788 458	0,47
Total						
• Number of shareholders	7534	99,71	17	0,22	5	0,07
• Number of shares	1 072 296 587	78,30	231 374 284	16,90	65 747 256	4,80

	30 JUNE 2009	%	30 JUNE 2008	%
According to the share register of the company the following shareholders are registered as holding in excess of 5% of the issued share capital of the company:				
SCMB Custody account	**562 616 546**	**41,19**	545 046 853	40,38
Nedcor Bank Nominees Limited	**447 283 648**	**32,75**	312 358 051	23,14
First National Nominees (Proprietary) Limited	**234 872 777**	**17,20**	223 072 512	16,53
	1 244 772 971	**91,14**	1 080 477 416	80,05
Save for the above, according to the disclosure in terms of section 140A of the Companies Act, the following shareholders are registered as holding in excess of 5% of the issued share capital of the company, as compiled from the nominee disclosures:				
RMB Asset Management and funds administered by them	**66 267 280**	4,84	209 774 798	15,54
BS Beteiligungs und Verwaltungs GmbH	**161 411 431**	11,80	160 392 883	11,88
Investec Asset Management	**319 763 103**	23,35	201 699 813	14,94
Public Investments Commissioners	**178 438 605**	13,03	123 338 651	9,14
Old Mutual Asset Managers	**57 578 811**	4,20	73 001 182	5,41

	CLOSING PRICE (RAND PER SHARE)		AVERAGE DAILY TRADING VOLUME
	HIGH	LOW	NUMBER OF SHARES
The following table sets out the high and low closing prices of Steinhoff shares and the average daily trading volume of our shares on a yearly basis for the last ten financial years, as reported by I-Net Bridge (Proprietary) Limited, a South African financial information service:			
2000	6,75	3,90	772 988
2001	7,50	5,80	890 168
2002	9,13	6,20	1 471 125
2003	8,20	4,55	1 371 338
2004	9,05	6,60	2 896 807
2005	15,40	7,60	3 186 578
2006	24,40	15,30	4 193 273
2007	26,90	20,36	4 670 403
2008	24,15	15,25	5 389 947
2009	**18,90**	**8,96**	**5 801 708**

SHAREHOLDERS' DIARY

Last date shares trade cum capital distribution	Friday, 27 November 2009
Payment and issue date	Monday, 7 December 2009
Annual general meeting	Monday, 7 December 2009 at 10:00
Record date	Friday, 4 December 2009
Payment date	Monday, 7 December 2009
Announcement of interim results and anticipated declaration of preference share dividend	Tuesday, 2 March 2010
Anticipated payment date for preference share dividend	Monday, 26 April 2010
Announcement of annual results and anticipated declaration of dividend/distribution and preference share dividend	Tuesday, 7 September 2010
Anticipated payment date for preference dividend	Monday, 25 October 2010
Annual general meeting	Monday, 6 December 2010

CORPORATE INFORMATION

REGISTRATION NUMBER
1998/003951/06

REGISTERED OFFICE
28 Sixth Street
Wynberg
Sandton, 2090
(PO Box 1955, Bramley, 2018)

WEBSITE
http://www.steinhoffinternational.com

SECRETARY
SJ Grobler
28 Sixth Street
Wynberg
Sandton, 2090
(PO Box 1955, Bramley, 2018)

AUDITORS
Deloitte & Touche, Charted Accountants (SA)
221 Waterkloof Road
Waterkloof, 0181
(PO Box 11007, Hatfield, 0028)

TRANSFER SECRETARIES
Computershare Investor Services (Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor, 70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

COMMERCIAL BANK
Standard Corporate and Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)
Ground Floor, 3 Simmonds Street
Johannesburg, 2001
(PO Box 61150, Marshalltown, 2107)

In addition, the group has commercial facilities with various other banking and financial institutions worldwide.

SPONSOR
PSG Capital (Proprietary) Limited
(Registration number 2002/017362/06)
Building 8
Woodmead Estate
1 Woodmead Drive
Woodmead, 2157
(PO Box 987, Parklands, 2191)

CONTENTS


HKLM


Steinhoff
International Holdings Ltd

Annual financial statements

30 June 2009


Steinhoff
International Holdings Ltd

STEINHOFF INTERNATIONAL HOLDINGS LIMITED

Registration number: 1998/003951/06

Steinhoff International Holdings Limited

Contents

Independent auditors' report

TO THE MEMBERS OF STEINHOFF INTERNATIONAL HOLDINGS LIMITED

We have audited the annual financial statements of Steinhoff International Holdings Limited, which comprise the directors' report, the audit committee report, the balance sheet at 30 June 2009, the income statement, the statement of recognised income and expense and cash flow statement for the year then ended, a summary of significant accounting policies and other explanatory notes as set out on pages 2 to 31.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company as at 30 June 2009, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

Deloitte & Touche.

Deloitte & Touche
Registered Auditors
Per U Böhmer
Partner

3 November 2009

221 Waterkloof Road
Waterkloof
Pretoria
0181

Directors' report for the year ended 30 June 2009

The directors have pleasure in presenting the company annual financial statements of Steinhoff International Holdings Limited (Steinhoff), for the year ended 30 June 2009.

Steinhoff is a holding company invested predominantly in household goods and related industries with interests in southern Africa, the United Kingdom, Europe and the Pacific Rim. Steinhoff today employs a vertically integrated and geographically diverse business model, consolidating all points of contact from raw material to retail outlet across an extensive product offering.

The results for the year under review are fully set out in the attached annual financial statements.

The board has resolved to award non-renounceable capitalisation shares from the share premium account to shareholders recorded in the register at the close of business on Friday, 4 December 2009 (2008: 5 December 2008) (the capitalisation share award). All shareholders will be awarded the opportunity to elect to receive a cash distribution of 60 cents per share in lieu of the capitalisation share award. Elections will close on Friday, 4 December 2009 at 12:00 and the payment and issue date will be Monday, 7 December 2009 (2008: 8 December 2008).

	Issued share capital	**Effective shareholding %**
The company's subsidiary is Steinhoff Investment Holdings Limited (Steinhoff Investment)		
Ordinary shares	R75 000	100
Preference shares	R15 000	31
Steinhoff Investment's subsidiaries are:		
Phaello Finance Company (Proprietary) Limited	R22 000	100*
Steinhoff Africa Holdings (Proprietary) Limited	R35 700	100
Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria)	€35 790	100

** Held 50% directly and 50% indirectly*

MAJOR GROUP TRANSACTIONS

Broad-based black economic empowerment (B-BBEE) ownership transaction (the B-BBEE transaction)

On 2 December 2008, Steinhoff introduced its B-BBEE ownership transaction to the participating staff members. This transaction was approved at the annual general meeting held on 1 December 2008. The transaction was well received by staff and a detailed roll-out and implementation programme commenced in January 2009. This transaction introduced Steinhoff's permanent South African staff and black management as shareholders. Upon the release of the 2009 annual financial statements of the operating entities, the B-BBEE ownership points obtained through this transaction will be verified by an accredited rating agency and all South African operation will benefit from the score obtained.

SHARE CAPITAL

The company's authorised share capital comprises R16 000 000, divided into 3 000 000 000 ordinary share of 0,5 cents each and 1 000 000 000 non-cumulative, non-redeemable, non-participating, variable rate preference shares of 0,1 cents each.

Date	**Number of shares**	**R'000**
The following ordinary shares were issued during the year:		
24 November 2008	19 698 873	10 480

The issue of shares was for the settlement of the group's obligation under the share incentive schemes.

CONTRACTS

No contracts, other than those disclosed in note 22.5, in which directors and officers of the company had an interest and that significantly affected the affairs or business of the company or any of its subsidiaries or which could have resulted in a conflict of interest were entered into during the year.

POST-BALANCE SHEET EVENTS

On 31 July 2009, Steinhoff Investment entered into an agreement to acquire the remaining 55% interest in Hemisphere International Properties BV (Hemisphere) from Dolus Grundstücksverwaltungs GmbH. At 30 June 2009, Steinhoff Europe AG, held a 45% interest in Hemisphere. The purchase consideration of €106 190 000 was settled by the delivery of 72 143 777 (delivery of 15 000 000 from treasury shares and the issue of 57 143 777) ordinary listed shares in the company at the price of R16,15 equating to a total consideration of R1 165 122 000 (at the exchange rate of €1:R10,97205).

At the board meeting held on 8 September 2009, the company appointed Dr Stefanes Francois Booysen as an independent non-executive director of the company.

Except as disclosed above, the directors are not aware of any significant post-balance sheet events that will have a material effect on the company's results or financial position as presented in these financial statements.

DIRECTORATE

The executive directors in office during the financial year and date of this report were:
Markus Johannes Jooste – Chief executive officer
Hendrik Johan Karel Ferreira (appointed 1 May 2009) (previously alternate director)
Stephanus Johannes Grobler (appointed 1 May 2009) (previously alternate director)
Fredrik Johannes Nel – Financial director
Ian Michael Topping (British)
Daniël Maree van der Merwe
Johannes Henoch Neethling van der Merwe (resigned 1 May 2009)

The non-executive directors in office during the financial year and date of this report were:
Dr Deenadayalen Konar* – Chairman
Dirk Emil Ackerman*
Dr Stefanes Francois Booysen* (appointed 8 September 2009)
David Charles Brink*
Yolanda Zoleka Cuba*
Claas Edmund Daun (German)*
Johannes Fredericus Mouton*
Dr Franklin Abraham Sonn*
Bruno Ewald Steinhoff (German)
** Independent non-executive directors*

The alternate directors in office during the financial year and date of this report were:
Johannes Nicolaas Stephanus du Plessis
Karel Johan Grové
Angela Krüger-Steinhoff (German) #
 # Non-executive director

DIRECTORS' SHAREHOLDING

At 30 June 2009, the present directors of the company held direct and indirect interests in 231 374 284 (2008: 221 238 365) or 16,9% (2008: 16,4%) of the company's issued ordinary shares.

There have been no changes to directors' shareholding between year-end and the date of this report. Details of individual holdings are disclosed in note 23.

CORPORATE GOVERNANCE

The company complies with the listing requirements of the JSE Limited (JSE) and in all material respects with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

SHARE INCENTIVE SCHEMES

The share incentive schemes were approved by shareholders to provide for 10% of issued share capital from time to time. The directors are authorised to issue, allot or grant rights in respect of up to a maximum of 18 500 000 (2008: 36 000 000) shares of the company from time to time in terms of the employee share incentive schemes. It is noted that the market-related performance hurdles in respect of the share incentive scheme granted December 2003 were met and the last tranche matured on 1 December 2008. Details of participation by directors in the share incentive schemes are set out in note 23 of the annual financial statements.

SECRETARY

Stephanus Johannes Grobler acts as secretary to the company.

Business address	**Postal address**
28 Sixth Street	PO Box 1955
Wynberg	Bramley
2090	2018

APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

It is the directors' responsibility to ensure that the annual financial statements fairly present the state of affairs of the company. The external auditors are responsible for independently auditing and reporting on the financial statements.

The directors are also responsible for the systems of internal control. These are designed to provide reasonable, but not absolute, assurance on the reliability of the financial statements, to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect material misstatement and loss. The systems are implemented and monitored by suitably trained personnel with an appropriate segregation of authority and duties. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The financial statements set out in this report have been prepared by management on the basis of appropriate accounting policies which have been consistently applied except where stated otherwise. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

The directors reasonably believe that the company has adequate resources to continue in operation for the foreseeable future, and the annual financial statements have therefore been prepared on the going concern basis.

The annual financial statements for the year ended 30 June 2009, which appear on pages 6 to 31, were approved by the board and signed on its behalf on 8 September 2009.

Dr Deenadayalen Konar
Independent non-executive chairman

Markus Johannes Jooste
Chief executive officer

SECRETARY CERTIFICATION

I certify, in accordance with section 268 G(d) of the South African Companies Act, 61 of 1973, as amended (the Act) that the company has lodged with the Registrar of Companies all such returns as are required for a public company in terms of the Act and that all such returns are true, correct and up to date.

Stephanus Johannes Grobler
Company secretary

Audit committee report for the year ended 30 June 2009

BACKGROUND

The committee is pleased to present our report for the financial year ended 30 June 2009 as recommended by the King II report on Corporate Governance and in line with the Companies Act (the Act).

The committee's operation is guided by a formal detailed charter that is in line with the Act and is approved by the board as and when it is amended. The committee has discharged all its responsibilities as contained in the charter. This process is supported by the audit subcommittees which are in place for all operating divisions and subsidiaries. These subcommittees meet in terms of formal mandates and deal with all issues arising at the operational division or subsidiary level. These subcommittees, then elevate any unresolved issues of concern to the Steinhoff International audit committee.

OBJECTIVE AND SCOPE

The overall objectives of the committee are as follows:

- To review the principles, policies and practices adopted in the preparation of the accounts of companies in the group and to ensure that the annual financial statements of the group and any other formal announcements relating to the financial performance comply with all statutory, regulatory and Steinhoff requirements as may be required.
- To ensure that the consolidated interim abridged financial statements of the group comply with all statutory, regulatory and Steinhoff requirements and similarly, that the financial information contained in any consolidated submissions to Steinhoff is suitable for inclusion in its consolidated financial statements.
- To annually assess the appointment of the auditors and their independence, recommend their appointment and approve their fees.
- To review the work of the group's external and internal auditors of the group to ensure the adequacy and effectiveness of the group's financial, operating compliance and risk management controls.
- To review the management of risk and the monitoring of compliance effectiveness within the group.
- To perform duties that are attributed to it by the Act, the JSE and King II.

The committee performed the following activities:

- Received and reviewed reports from both internal and external auditors concerning the effectiveness of the internal control environment, systems and processes.
- Reviewed the reports of both internal and external auditors detailing their concerns arising out of their audits and requested appropriate responses from management resulting in their concerns being addressed.
- Made appropriate recommendations to the board of directors regarding the corrective actions to be taken as a consequence of audit findings.
- Considered the independence and objectivity of the external auditors and ensured that the scope of their additional services provided was not such that they could be seen to have impaired their independence.
- Reviewed and recommended for adoption by the board such financial information that is publicly disclosed which for the year included:
  - the annual report for the year ended 30 June 2009;
  - the interim results for the six months ended 31 December 2008.
- Considered the effectiveness of internal audit, approved the one-year operational strategic internal audit plan and monitored adherence of internal audit to its annual plan.

The audit committee is of the opinion that the objectives of the committee were met during the year under review.

Where weaknesses in specific controls had been identified, management undertook to implement appropriate corrective actions to mitigate the weakness identified.

MEMBERSHIP

During the course of the year, the membership of the committee comprises solely independent non-executive directors. They are:

- David Charles Brink (chairman – appointed 30 September 2008)
- Dirk Emil Ackerman
- Dr Deenadayalen Konar (past chairman – retired as chairman of committee 30 September 2008)
- Dr Stefanes Francois Booysen (appointed 8 September 2009)

EXTERNAL AUDIT

The committee has satisfied itself through enquiry that the auditor of Steinhoff is independent as defined by the Act.

The committee, in consultation with executive management, agreed to an audit fee for the 2009 financial year. The fee is considered appropriate for the work that could reasonably have been foreseen at that time. Audit fees are disclosed in note 1.1 to the financial statements.

There is a formal procedure that governs the process whereby the external auditor is considered for the provision of non-audit services, and each engagement letter for such work is reviewed in accordance with set policy and procedure.

Meetings were held with the auditor where management was not present, and no matters of concern were raised.

The committee has reviewed the performance of the external auditors and nominated, for approval at the annual general meeting, Deloitte & Touche as the external auditor for the 2010 financial year, and Mr Udo Böhmer as the designated auditor. This will be his fifth year as auditor of the company.

ANNUAL FINANCIAL STATEMENTS

The audit committee has evaluated the consolidated annual financial statements for the year ended 30 June 2009 and considers that it complies, in all material aspects, with the requirements of the Act and International Financial Reporting Standards. The committee has therefore recommended the annual financial statements for approval to the board. The board has subsequently approved the financial statements which will be open for discussion at the forthcoming annual general meeting.

David Charles Brink
Audit committee chairman

8 September 2009

Income statement for the year ended 30 June 2009

	Notes	2009 R'000	2008 R'000
Other operating income		**426**	352
Other operating expenses		**(5 910)**	(4 452)
Operating loss	1	**(5 484)**	(4 100)
Finance costs	2	**(451 486)**	(293 241)
Income from investments	3	**465 893**	307 428
Profit before taxation		**8 923**	10 087
Taxation	4	**12 233**	20 791
Profit for the year		**21 156**	30 878

Balance sheet as at 30 June 2009

	Notes	2009 R'000	2008 R'000
ASSETS			
Non-current assets			
Computer equipment	6	**–**	–
Investment in subsidiary companies	7	**22 918 787**	23 125 275
Investments and loans	8	**332 334**	506 611
		23 251 121	23 631 886
Current assets			
Accounts receivable	10	**142 171**	246 290
Short-term loans receivable	8	**127 682**	121 985
Share scheme settlement receivable	11	**28 597**	224 440
Value added taxation receivable		**97**	41
Bank balances and cash	21	**9 650**	142 296
		308 197	735 052
Total assets		**23 559 318**	24 366 938
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary share capital and premium	12	**5 366 308**	6 177 550
Reserves	13	**13 667 223**	13 653 079
		19 033 531	19 830 629
Non-current liabilities			
Interest-bearing loans and borrowings	14	**3 228 666**	3 122 020
Deferred taxation liability	15	**112 823**	125 056
		3 341 489	3 247 076
Current liabilities			
Accounts payable	16	**578 069**	575 848
Interest-bearing loans and borrowings	14	**477 300**	162
Deferred dividend receivable	11	**128 929**	294 063
Bank overdrafts		**–**	419 160
		1 184 298	1 289 233
Total equity and liabilities		**23 559 318**	24 366 938

Statement of recognised income and expense for the year ended 30 June 2009

	2009 R'000	2008 R'000
Profit for the year	**21 156**	30 878
Total recognised income and expense for the year	**21 156**	30 878

Cash flow statement for the year ended 30 June 2009

	Notes	**2009 R'000**	2008 R'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash generated from operations	19	**201 643**	134 632
Dividends received		**52 435**	45 407
Interest received		**413 458**	262 021
Interest paid		**(451 486)**	(281 427)
Taxation received	20	**–**	2 332
Net cash inflow from operating activities		**216 050**	162 965
CASH FLOWS FROM INVESTING ACTIVITIES			
Decrease/(increase) in investment in subsidiary companies		**303 619**	(889 468)
Increase in short-term loans receivable		**(5 697)**	(90 647)
Net cash inflow/(outflow) from investing activities		**297 922**	(980 115)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds on issue of share capital		**10 409**	(337)
Capital distribution paid		**(821 651)**	(649 745)
Decrease in bank overdrafts		**(419 160)**	(8 536)
Increase in interest-bearing loans and borrowings		**583 784**	1 617 944
Net cash (outflow)/inflow from financing activities		**(646 618)**	959 326
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**(132 646)**	142 176
Cash and cash equivalents at beginning of the year		**142 296**	120
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	21	**9 650**	142 296

STATEMENT OF COMPLIANCE

The annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), the interpretations adopted by the International Accounting Standards Board (IASB), the International Financial Reporting Interpretations Committee of the IASB (IFRIC) and the requirements of the South African Companies Act, 61 of 1973, as amended.

Adoption of new and revised Standards

During the current year, the company has adopted all of the new and revised standards and interpretations issued by the IASB and the IFRICs that are relevant to its operations and effective for annual reporting periods beginning on 1 July 2008. The adoption of these new and revised standards and interpretations has resulted in changes to the company's accounting policies that have affected the disclosure for the current year.

The group adopted the following standards, interpretations and amended standards during the year:

IFRS 7	Financial Instruments: Disclosures: Reclassification of financial assets
IAS 39	Financial Instruments: Recognition and Measurement: Applicable effective interest rate on cessation of fair value hedge accounting; Eligible hedged items; Embedded derivatives; Reclassification of financial assets
IFRIC 9	Reassessment of Embedded Derivatives: Embedded derivatives
IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
IFRIC 17	Distributions of Non-cash Assets to Owners
IFRIC 18	Transfers of Assets from Customers

The group adopted the following 2008 Improvements to IFRSs during the year:

IAS 19	Employee Benefits: Curtailments and negative past service costs; Plan administration costs; Replacement of term "fall due"; Guidance on contingent liabilities

The group adopted the following 2009 Improvements to IFRSs during the year:

IFRS 5	Non-current Assets Held for Sale and Discontinued Operations: Disclosure of non-current assets classified as held for sale or discontinued operations
IFRS 8	Operating Segments: Disclosure of information about segment assets
IAS 1	Presentation of Financial Statements: Current/non–current classification of convertible instruments
IAS 7	Statement of Cash Flows: Classification of expenditures on unrecognised assets
IAS 17	Leases: Classification of leases of land and buildings
IAS 18	Revenue: Determining whether an entity is acting as a principal or as an agent
IAS 36	Impairment of Assets: Unit of accounting for goodwill impairment test
IAS 38	Intangible Assets: Measuring the fair value of an intangible asset acquired in a business combination
IAS 39	Financial Instruments: Recognition and Measurement: Cash flow hedge accounting; Scope exemption for business combinations; Treating loan prepayment penalties as closely related embedded derivatives.
IFRIC 16	Hedges of a Net Investment in a Foreign Operation: Amendment to the restriction on the entity that can hold hedging instruments

BASIS OF PREPARATION

The annual financial statements are prepared in thousands of South African rands (R'000) on the historical cost basis, except for certain assets and liabilities which are carried at amortised cost.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that may affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision only affects that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next financial year are discussed in note 18.

The accounting policies set out below have been applied consistently to the periods presented in these annual financial statements, except where stated otherwise.

Property, plant and equipment

Owned assets

Property, plant and equipment are stated at cost to the company, less accumulated depreciation and impairment losses.

Where components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

The gain or loss on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in profit or loss.

Subsequent costs

The company recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when the cost is incurred, if it is probable that additional future economic benefits embodied within the item will flow to the company and the cost of such item can be measured reliably. Costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as an expense when incurred.

Depreciation

Depreciation is recognised in profit or loss on a straight-line basis at rates that will reduce the book values to estimated residual values over the estimated useful lives of the assets.

The depreciation methods, estimated useful lives and residual values are reassessed annually.

Impairment of assets

The carrying amounts of the company's assets, other than assets carried at fair value, are reviewed at each balance sheet date to determine whether there is any indication of impairment.

If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit (CGU) exceeds its recoverable amount. Impairment losses are recognised in profit or loss as capital items.

When a decline in the fair value of an available for sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that has been recognised directly in equity is recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

Calculation of recoverable amount

The recoverable amount of the company's loans and receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets).

The recoverable amount of non-financial assets is the greater of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the CGU to which the asset belongs.

Reversal of impairment losses

An impairment loss in respect of loans and receivables carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of an investment in an equity instrument classified as available for sale is not reversed through profit or loss but recognised directly in equity. If the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognised in profit or loss.

In respect of other assets, an impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined (net of depreciation or amortisation) had no impairment loss been recognised in previous years.

Taxation

Current taxation

Income taxation on the profit or loss for the year comprises current and deferred taxation. Income taxation is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised directly in equity. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Current taxation is the expected taxation payable on the taxable income for the year, using taxation rates enacted or substantially enacted at the balance sheet date, and any adjustment to taxation payable in respect of previous years.

Deferred taxation

Deferred taxation is provided using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used in the computation of taxable income. The following temporary differences are not provided for:

- goodwill not deductible for taxation purposes;
- the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and
- differences relating to investments in subsidiaries to the extent that they will not reverse in the foreseeable future.

The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using taxation rates enacted or substantially enacted at the balance sheet date.

Taxation *(continued)*

Deferred taxation *(continued)*

Deferred taxation liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, associate companies and interest in joint venture companies, except where the group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred taxation assets and liabilities are offset when there is a legally enforceable right to set off current taxation assets against current taxation liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current taxation assets and liabilities on a net basis.

Deferred taxation assets and liabilities are measured at the taxation rates that are expected to apply in the period in which the liability is settled or the asset realised, based on the taxation rates (and taxation laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred taxation liabilities and assets reflects the taxation consequences that would follow from the manner in which the group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

A deferred taxation asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset will be utilised. Deferred taxation assets are reduced to the extent that it is no longer probable that the related taxation benefit will be realised.

Secondary taxation on companies (STC) and additional income taxes on distribution of dividends

STC and other additional taxes arising from the distribution of dividends are recognised in the year dividends are declared. A deferred taxation asset is recognised on unutilised STC credits when it is probable that such unused STC credits will be utilised in the future.

Cash and cash equivalents

Cash and cash equivalents are defined as bank and cash and short-term, highly liquid investments, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts are only included where the company has a legal right of set-off due to cash management.

Share-based payment transactions

Equity-settled

The fair value of the deferred delivery shares and the share rights granted to employees is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and is expensed over the period during which the employees are required to render services in order to become unconditionally entitled to the equity instruments. The fair value of the instruments granted is measured using generally accepted valuation techniques, taking into account the terms and conditions upon which the instruments are granted. The amount recognised as an expense is adjusted to reflect the actual number of deferred delivery shares and the share rights that vest, except where forfeiture is only due to share prices not achieving the threshold for vesting. This accounting policy has been applied to all equity instruments granted after 7 November 2002 that had not yet vested at 1 January 2005.

Group share-based payment transactions

Transactions in which a parent grants rights to its equity instruments directly to the employees of its subsidiaries are classified as equity settled in the financial statements of the subsidiary, provided the share-based payment is classified as equity settled in the consolidated financial statements of the parent.

The subsidiary recognises the services acquired with the share-based payment as an expense and recognises a corresponding increase in equity representing a capital contribution from the parent for those services acquired. The parent recognises in equity the equity settled share-based payment and recognises a corresponding increase in the investment in subsidiary.

A recharge arrangement exists whereby the subsidiary is required to fund the difference between the exercise price on the share options and the market price of the share at the time of exercising the option. The recharge arrangement is accounted for separately from the underlying equity settled share-based payment as follows upon initial recognition:

- The subsidiary recognises a recharge liability at fair value, using cash settled share-based payment principles, and a corresponding adjustment against equity for the capital contribution recognised in respect of the share-based payment.
- The parent recognises a corresponding recharge asset at fair value and a corresponding adjustment to the carrying amount of the investment in the subsidiary.

Subsequent to initial recognition the recharge arrangement is re-measured at fair value at each subsequent reporting date until settlement date to the extent vested. Where the recharge amount recognised is greater than the initial capital contribution recognised by the subsidiary in respect of the share-based payment, the excess is recognised as a net capital distribution to the parent. The amount of the recharge in excess of the capital contribution recognised as an increase in the investment in subsidiary is deferred and recognised as dividend income by the parent when settled by the subsidiary.

Convertible bonds

Bonds which are convertible to share capital, where the number of shares to be issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of the proceeds. The equity component of the convertible bonds is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognised in profit or loss is calculated using the effective interest rate method.

Foreign currency transactions
Transactions in currencies other than the functional currency of entities are initially recorded at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are translated at the rates ruling on the balance sheet date. Foreign exchange differences arising on translation are recognised in profit or loss. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at rates ruling at the dates the fair value was determined.

Financial instruments
Financial assets and financial liabilities are recognised on the company's balance sheet when the company becomes a party to the contractual provisions of the instrument.

Effective interest method
The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of a financial asset, or, where appropriate, a shorter period.

Financial assets
Financial assets are classified into the following specified categories: 'available for sale' financial assets and 'loans and receivables'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Available for sale financial assets
Listed and unlisted shares and listed redeemable notes held by the company that are traded in an active market are classified as being available for sale and are stated at fair value. Fair value is determined in the manner described in note 9. Gains and losses arising from changes in fair value are recognised directly in equity in the investment revaluation reserve with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognised directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognised in the investments revaluation reserve is included in profit or loss for the period.

Dividends on available for sale equity instruments are recognise in profit or loss when the company's right to receive the dividends is established.

The fair value of available for sale monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the balance sheet date. The change in fair value attributable to translation differences that result from a change in amortised cost of the asset is recognised in profit or loss and other changes are recognised in equity.

The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial asset, impairment losses, gains or losses on disposal of the investment and foreign exchange gains or losses. The net gain or loss recognised in equity incorporates all gains or losses resulting from changes in fair value.

Loans and receivables
Accounts receivable, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognised by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

The net gain or loss recognised in profit or loss incorporates any dividends and interest earned on the financial assets, profit sharing, impairments and foreign exchange gains or losses.

Impairment of financial assets
Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

For unlisted shares classified as available for sale, a significant or prolonged decline in fair value of the security below its cost is considered to be objective evidence of impairment.

For all other financial assets, including redeemable notes classified as available for sale and finance lease receivables, objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty;
- default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial assets, such as accounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the company's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, the amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate.

Financial instruments *(continued)*
Financial assets *(continued)*
Impairment of financial assets (continued)
The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance account. When accounts receivable are considered uncollectible, they are written off against the allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss.

With the exception of available for sale equity instruments, if, in a subsequent period the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

In respect of available for sale equity securities, impairment losses previously recognised through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognised directly in equity.

Financial assets that would otherwise have been impaired or past due but have been renegotiated are accounted for by rolling over the old financial asset into the new financial asset with no resultant gain or loss from the renegotiation of the financial instrument.

Derecognition of financial assets
The company derecognises a financial asset only when the contractual rights to the cash flows from the asset expire; or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the company recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the company retains substantially all the risks and rewards of ownership of a transferred financial asset, the company continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.

Financial liabilities and equity instruments issued by the company
Classification of debt or equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the company are recorded at proceeds received, net of direct issue costs.

Compound instruments
The component parts of compound instruments issued by the company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortised cost basis using the effective interest method until extinguished upon conversion or at the instrument's maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognised and included in equity, net of income taxation effects, and is not subsequently remeasured.

Financial guarantee contract liabilities
Financial guarantee contract liabilities are measured initially at their fair values and are subsequently measured at the higher of:
- the amount of the obligation under contract, as determined in accordance with IAS 37 – *Provisions, Contingent Liabilities and Contingent Assets;* and
- the amount initially recognised less, where appropriate, cumulative amortisation recognised in accordance with the revenue recognition policies.

Financial liabilities
Financial liabilities are classified as "other financial liabilities".

Other financial liabilities
Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortised cost using the effective interest method, with interest expense recognised on an effective yield basis.

The net gain or loss recognised in profit or loss incorporates any interest accrued or paid on the financial liability and foreign exchange gains or losses.

Derecognition of financial liabilities
The company derecognises financial liabilities when, and only when, the company's obligations are discharged, cancelled or they expire.

Borrowing cost
Borrowing cost is recognised as an expense in the period in which it is incurred.

Investment income
Interest
Interest is recognised on the time proportion basis, taking account of the principal debt outstanding and the effective rate over the period to maturity.

Dividend income
Dividend income from investments is recognised when the right to receive payment is established.

		2009 R'000	2008 R'000
1.	**OPERATING LOSS**		
	Operating loss is stated after taking account of the following items:		
1.1	**Auditors' remuneration**		
	Audit fees	**1 271**	1 155
1.2	**Personnel expenses**		
	Salaries and wages	**3 866**	2 634
1.3	**Directors' emoluments**		
	Directors' fees (note 23)		
	Paid by:		
	Company (included in personnel expenses)	**3 300**	1 733
	Subsidiary companies	**5 487**	5 583
		8 787	7 316
	Remuneration		
	Paid by:		
	Company (included in personnel expenses)	**566**	901
	Subsidiary companies	**59 073**	67 425
		59 639	68 326
1.4	**Fees paid for services**		
	Managerial	**625**	275
	Secretarial	**334**	225
		959	500
2.	**FINANCE COSTS**		
	Interest paid		
	Bank overdrafts	**–**	27 813
	Convertible bonds	**328 366**	135 083
	Loans	**119 619**	68 153
	Group companies (note 22)	**3 501**	62 192
		451 486	293 241
3.	**INCOME FROM INVESTMENTS**		
	Dividends received		
	Group companies (note 22)	**52 435**	45 407
	Interest received		
	Bank balances	**1**	612
	Group companies (note 22)	**413 457**	260 583
	Other	**–**	826
		465 893	307 428
4.	**TAXATION**		
4.1	**Taxation benefit**		
	Normal taxation		
	South African normal taxation – prior year adjustment	**–**	1 746
	Deferred taxation		
	South African deferred taxation – current year	**12 149**	15 467
	South African deferred taxation – prior year adjustment	**84**	649
	South African deferred taxation – change in rate of taxation	**–**	2 929
		12 233	20 791
		%	%
4.2	**Reconciliation of rate of taxation**		
	Standard rate of taxation	**28,00**	28,00
	Disallowed expenditure	**0,38**	–
	Non-taxable income	**(164,54)**	(181,40)
	Normal taxation – prior year adjustment	**–**	(17,30)
	Deferred taxation – prior year adjustment	**(0,94)**	(6,40)
	Change in rate of taxation	**–**	(29,00)
	Effective rate of taxation	**(137,10)**	(206,10)

	2009 Cents	2008 Cents
5. DISTRIBUTION TO SHAREHOLDERS		
The board has resolved to award non-renounceable capitalisation shares from the share premium account to shareholders recorded in the register at the close of business on Friday, 4 December 2009 (2008: 5 December 2008) (the capitalisation share award). All shareholders will be awarded the opportunity to elect to receive a cash distribution of 60 cents per share in lieu of the capitalisation share award. Elections will close on Friday, 4 December 2009 at 12:00 and the payment and issue date will be Monday, 7 December 2009 (2008: 8 December 2008).	**60**	60

6. COMPUTER EQUIPMENT

	R'000
Cost	
Balance at 1 July 2007	27
Balance at 30 June 2008	27
Balance at 30 June 2009	**27**
Accumulated depreciation and impairment	
Balance at 1 July 2007	(27)
Balance at 30 June 2008	(27)
Balance at 30 June 2009	**(27)**

	2009 R'000	2008 R'000
Net book value	**–**	–

Insurance
Computer equipment is insured at approximate cost of replacement.

Useful lives
The estimated useful lives are reflected under "judgements and estimates" (note 18).

	2009 R'000	2008 R'000
7. INVESTMENT IN SUBSIDIARY COMPANIES		
Shares at cost	**11 215 245**	11 215 245
Loans to subsidiary companies	**11 600 433**	11 878 860
Share-based payments	**103 109**	31 170
	22 918 787	23 125 275

	Issued share capital	Effective shareholding %	Shares at cost R'000	Net loans R'000	Total R'000
30 June 2009					
Steinhoff Investment	**R75 000**	**100**	**11 215 245**	**11 600 433**	**22 815 678**
Share-based payments			**–**	**–**	**103 109**
			11 215 245	**11 600 433**	**22 918 787**
30 June 2008					
Steinhoff Investment	R75 000	100	11 215 245	11 878 860	23 094 105
Share-based payments			–	–	31 170
			11 215 245	11 878 860	23 125 275

The intergroup loans bear interest as determined from time to time with reference to various market-related interest rates and repayment terms are determined on a continued basis. The net loans above include loans to indirect subsidiaries as disclosed in note 22.

The company has subordinated its loans owing by:
- Steinhoff Europe AG (Austria), amounting to €275 million.
- Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria), amounting to €56,3 million until senior debt owed by Steinhoff Europe to European banks has been unconditionally and irrevocably paid and discharged in full.
- Steinhoff Investment, amounting to R29 million, arising from the recharge arrangement referred to under note 11.

	2009 R'000	2008 R'000
8. INVESTMENTS AND LOANS		
Listed investments		
Steinhoff Investment preference shares (non-current portion)	**332 334**	506 611
Loans receivable carried at amortised cost		
Steinhoff International Share Trust (current portion)	**127 682**	121 985
	460 016	628 596

The investment in Steinhoff Investment comprises 4 615 755 (2008: 4 615 755) variable rate, non-redeemable, non-participating preference shares and is classified as an available for sale financial asset. It has consequently been stated at fair value, the orignial cost was R506 611 422.

The loan receivable from Steinhoff International Share Trust is unsecured, interest free and repayable when employees exercise their share options.

No provision has been made against this loan as the amount is considered recoverable.

9. FINANCIAL INSTRUMENTS

The executive team is responsible for implementing the risk management strategy to ensure that an appropriate risk management framework is operating effectively within the company, embedding a risk management culture. The board and the audit committee are provided with a view of the risk profile of the company and any major exposures and relevant mitigating actions are identified.

The system of risk management is designed so that the different business units are able to tailor and adapt their risk management processes to suit their specific circumstances.

Regular management reporting and internal audit reports provide a balanced assessment of key risks and controls. The chief financial officer provides quarterly confirmation to the board that financial and accounting control frameworks have operated satisfactorily and consistently.

The company does not speculate in the trading of derivative or other financial instruments. It is company policy to hedge exposure to cash and future contracted transactions.

9.1 Total financial assets and liabilities

2009	Available for sale financial assets R'000	Loans and receivables and other financial liabilities at amortised cost R'000	Total carrying value R'000	Loans and receivables and other financial liabilities at fair value R'000	Total fair value R'000
Interest in subsidiaries – loans	–	11 600 433	11 600 433	11 600 433	11 600 433
Investments and loans	332 334	–	332 334	–	332 334
Accounts receivable	–	142 171	142 171	142 171	142 171
Short-term loans receivable	–	127 682	127 682	127 682	127 682
Gross debt net of cash	–	(3 696 316)	(3 696 316)	(4 302 683)	(4 302 683)
Bank balances and cash	–	9 650	9 650	9 650	9 650
Long-term interest-bearing loans and borrowings	–	(3 228 666)	(3 228 666)	(3 835 033)	(3 835 033)
Short-term interest-bearing loans and borrowings	–	(477 300)	(477 300)	(477 300)	(477 300)
Accounts payable	–	(578 069)	(578 069)	(578 069)	(578 069)
	332 334	7 595 901	7 928 235	6 989 534	7 321 868
Net profit recognised in profit or loss	(52 435)	–	(52 435)		
Net loss recognised in equity	174 277	–	174 277		
	121 842	–	121 842		
Total interest income	–	(413 458)	(413 458)		
Total interest expense	–	451 486	451 486		
	–	38 028	38 028		

9. FINANCIAL INSTRUMENTS *(continued)*

9.1 Total financial assets and liabilities *(continued)*

2008	Available for sale financial assets R'000	Loans and receivables and other financial liabilities at amortised cost R'000	Total carrying value R'000	Loans and receivables and other financial liabilities at fair value R'000	Total fair value R'000
Interest in subsidiaries – loans	–	11 878 860	11 878 860	11 878 860	11 878 860
Investments and loans	506 611	–	506 611	–	506 611
Accounts receivable	–	246 290	246 290	246 290	246 290
Short-term loans receivable	–	121 985	121 985	121 985	121 985
Gross debt net of cash	–	(3 399 046)	(3 399 046)	(3 413 240)	(3 413 240)
Bank balances and cash	–	142 296	142 296	142 296	142 296
Long-term interest-bearing loans and borrowings	–	(3 122 020)	(3 122 020)	(3 136 214)	(3 136 214)
Short-term interest-bearing loans and borrowings	–	(162)	(162)	(162)	(162)
Bank overdrafts	–	(419 160)	(419 160)	(419 160)	(419 160)
Accounts payable	–	(575 848)	(575 848)	(575 848)	(575 848)
	506 611	8 272 241	8 778 852	8 258 047	8 764 658
Net profit recognised in profit or loss	(45 407)	–	(45 407)		
Total interest income	–	(261 509)	(261 509)		
Total interest expense	–	293 241	293 241		
	–	31 732	31 732		

No items were classified as 'held to maturity', 'at fair value through profit or loss' or 'designated as at fair value through profit or loss' during either period presented.

9.2 Fair values

The fair values of financial assets and financial liabilities are determined as follows:

Investments in equity and debt securities

The fair value of an available for sale financial asset is determined by reference to its 30-day-volume weighted average quoted bid price at the reporting date. Where the quoted bid price of the listed investment is less than the carrying value and the directors are of the opinion that the decline in value is permanent, an impairment loss is recognised.

Accounts receivable and short-term loans receivable

The fair values of accounts receivable and short-term loans receivable are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the liability component of convertible notes, the market rate of interest is determined by reference to similar liabilities that do not have conversion options.

The fair values are not necessarily indicative of the amounts the company could realise in the normal course of business.

IFRS 7 – *Financial Instruments: Disclosure* (IFRS 7) has established a three-level hierachy for making fair value measurements:

- Level 1 – Unadjusted quoted prices for financial assets and financial liabilities traded in an active market for identical financial assets or financial liabilities.
- Level 2 – Inputs other than quoted prices included in level 1 that are observable for the financial asset or financial liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
- Level 3 – Inputs for the financial asset or financial liability that are not based on observable market data.

The fair values of the financial assets and liabilities as determined by the IFRS 7 hierachy are as follows:

2009	**Level 1 R'000**	**Level 2 R'000**	**Level 3 R'000**
Investments and loans	332 334	–	–

IFRS 7 does not require comparative disclosures in the first year of application of the amendments to IFRS 7.

9.3 Foreign currency risk

All financial instruments of the company are denominated in the functional currency, consequently the company has no foreign currency risk.

9.4 Interest rate risk

As part of the process of managing the company's borrowings mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. Interest rate exposure is managed within limits agreed by the board.

The interest and related terms of the company's interest-bearing loans are disclosed in note 14.

At the reporting date the interest rate profile of the company's financial instruments was:

	Subject to interest rate movement				
2009	**Variable EURIBOR R'000**	**Variable JIBAR & SA prime R'000**	**Fixed rate R'000**	**Non-interest-bearing R'000**	**Total R'000**
Interest in subsidiaries – loans	**2 567 437**	**2 319 942**	**–**	**6 713 054**	**11 600 433**
Investments and loans	**–**	**332 334**	**–**	**–**	**332 334**
Accounts receivable	**–**	**–**	**–**	**142 171**	**142 171**
Short-term loans receivable	**–**	**–**	**–**	**127 682**	**127 682**
Bank balances and cash	**–**	**9 650**	**–**	**–**	**9 650**
Long-term interest-bearing loans and borrowings	**–**	**(450 000)**	**(2 778 666)**	**–**	**(3 228 666)**
Short-term interest-bearing loans and borrowings	**–**	**(260 000)**	**(217 300)**	**–**	**(477 300)**
Accounts payable	**(59 923)**	**–**	**–**	**(518 146)**	**(578 069)**
Open position	**2 507 514**	**1 951 926**	**(2 995 966)**	**6 464 761**	**7 928 235**
2008					
Interest in subsidiaries – loans	404 096	–	–	11 474 764	11 878 860
Investments and loans	–	506 611	–	–	506 611
Accounts receivable	–	–	–	246 290	246 290
Short-term loans receivable	–	–	–	121 985	121 985
Bank balances and cash	–	142 296	–	–	142 296
Long-term interest-bearing loans and borrowings	–	(450 000)	(2 672 020)	–	(3 122 020)
Short-term interest-bearing loans and borrowings	–	–	–	(162)	(162)
Accounts payable	(59 923)	–	–	(515 925)	(575 848)
Bank overdrafts	–	(250 000)	(169 160)	–	(419 160)
Open position	344 173	(51 093)	(2 841 180)	11 326 952	8 778 852

Sensitivity analysis

The company is sensitive to movements in the EURIBOR, JIBAR and SA prime rates, which are the primary interest rates to which the company is exposed.

The sensitivities calculated below are based on an increase of 100 basis points for each interest category. These rates are also used when reporting sensitivities internally to key management personnel.

	2009 R'000	2008 R'000
Through (profit)/loss		
EURIBOR – 100 basis point increase	**(25 075)**	(3 442)
JIBAR & SA prime – 100 basis point increase	**3 680**	511

A 100 basis point decrease in the above rates would have had an equal, but opposite effect on profit or loss.

9.5 Other price risks

Equity price sensitivity analysis

Due to the nature of the equity investment (refer note 8), the company considers the exposure to equity price changes to be limited as the investment is within the group.

9.6 Credit risk

Potential concentration of credit risk consists principally of short-term cash and cash equivalent investments, accounts receivable and loans receivable. The company deposits short-term cash surpluses with major banks of quality credit standing. At 30 June 2009, the company did not consider there to be any significant concentration of credit risk which had not been adequately provided for.

9. FINANCIAL INSTRUMENTS *(continued)*

9.6 Credit risk *(continued)*

The carrying amounts of financial assets represent the maximum credit exposure. The maximum exposure to credit risk at the reporting date without taking account of the value of any collateral obtained was:

	2009 R'000	2008 R'000
Interest in subsidiaries – loans	**11 600 433**	11 878 860
Investments and loans	**332 334**	506 611
Accounts receivable	**142 171**	246 290
Short-term loans receivable	**127 682**	121 985
Bank balances and cash	**9 650**	142 296
	12 212 270	12 896 042
The maximum exposure to credit risk at the reporting date by geographical region was (carrying amounts):		
Europe	**3 343 719**	3 192 559
Southern Africa	**8 868 551**	9 703 483
	12 212 270	12 896 042

No balances were past due or impaired for both periods presented.

9.7 Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting its obligations associated with financial liabilities. Liquidity risk arises because of the possibility that the entity could be required to pay its liabilities earlier than expected.

The company manages liquidity risk by monitoring forecast cash flows and by ensuring that adequate borrowing facilities are available.

The following table details the company's remaining contractual maturity for its financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the company can be required to pay. The table includes both interest and principal cash flows:

2009	0 to 3 months R'000	4 to 12 months R'000	Year 2 R'000	Years 3 to 5 R'000	After 5 years R'000
Long-term interest-bearing loans and borrowings	**(129 397)**	**(148 691)**	**(689 500)**	**(2 344 257)**	**(2 151 000)**
Short-term interest-bearing loans and borrowings	**(477 300)**	**–**	**–**	**–**	**–**
Accounts payable	**(578 069)**	**–**	**–**	**–**	**–**
	(1 184 766)	**(148 691)**	**(689 500)**	**(2 344 257)**	**(2 151 000)**
2008					
Long-term interest-bearing loans and borrowings	(75 142)	(164 891)	(749 688)	(718 500)	(3 847 750)
Short-term interest-bearing loans and borrowings	(162)	–	–	–	–
Accounts payable	(575 848)	–	–	–	–
Bank overdrafts	(419 160)	–	–	–	–
	(1 070 312)	(164 891)	(749 688)	(718 500)	(3 847 750)

9.8 Treasury risk

A finance forum, consisting of senior executives of the company, meets on a regular basis to analyse currency and interest rate exposure and to review and if required, adjust the company's treasury management strategies in the context of prevailing and forecast economic conditions.

9.9 Capital risk

The company manages its capital to ensure that the company will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance.

The capital structure of the company consists of debt, which includes the borrowings disclosed in note 14, cash and cash equivalents and equity, comprising issued capital, reserves and retained earnings as disclosed in notes 12 and 13.

The company's risk management committee reviews the capital structure of the company on a semi-annual basis. As a part of this review, the committee considers the cost of capital and the risks associated with each class of capital. Based on recommendations of the committee, the company will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

The company's overall strategy remains unchanged from 2008.

	2009 R'000	2008 R'000
10. ACCOUNTS RECEIVABLE		
Group companies (note 22)	**142 171**	246 290

The company's exposure to currency and credit risk related to accounts receivable is disclosed in note 9.3 and 9.6.

11. SHARE SCHEME SETTLEMENT RECEIVABLE

Terms of the scheme

Under the 2003 share incentive scheme participants were granted rights during December 2003 and October 2004. These rights were to be acquired subject to meeting future performance vesting conditions. Vesting of options occured in equal tranches over a three-year period which commenced in December 2006. Refer to the remuneration report for vesting conditions. It is noted that the market related performance hurdles in respect of the share incentive scheme were met and the last tranche matured on 1 December 2008.

The rights awarded in December 2003, December 2006, June 2007 and December 2007 and December 2008 form part of the share-based payment scheme, and the rights prior to these dates relate to the Steinhoff International Share Trust scheme.

	2009 **Number of rights**	2008 Number of rights
Outstanding at beginning of the year	**30 319 972**	36 401 823
Exercised during the year	**(12 939 697)**	(17 897 360)
Granted during the year	**15 206 842**	11 815 509
Outstanding at end of the year	**32 587 117**	30 319 972
Exercisable at end of the year	**–**	1 463 394

The market price on exercised rights was R9,74 at 1 December 2008 (2008: R18,85 at 1 December 2007 and R16,27 at 30 June 2008) for the rights vested.

The exercise price on outstanding rights at the end of the period was R0,005 (2008: R0,005).

Assumptions

The fair value of services received in return for share rights granted is measured by reference to the fair value of the share rights granted. The estimated fair value of the services received is measured based on the assumption that all vesting conditions are met and all employees remain in service. The pricing model used was the Black Schöles model. The volatility was estimated using the Steinhoff daily closing share price over a rolling three-year period.

Fair value of share rights and assumptions:	**2008 allocation December 2008 grant**	**2007 allocation December 2007 grant**	**2006 allocation December 2007 grant**	**2006 allocation June 2007 grant**	**2006 allocation December 2006 grant**	**2003 allocation December 2003 grant**
Fair value at measurement date	R2,87	R9,47	R2,46	R5,14	R12,12	R3,60 – R3,80
Share price at grant date – December 2003	–	–	–	–	–	R7,02
Share price at grant date – October 2004	–	–	–	–	–	R8,61
Share price at grant date – December 2006	–	–	–	–	R23,19	–
Share price at grant date – June 2007	–	–	–	R22,65	–	–
Share price at grant date – December 2007	–	R19,08	R19,08	–	–	–
Share price at grant date – December 2008	R9,74	–	–	–	–	
Exercise price	R0,005	R0,005	R0,005	R0,005	R0,005	R0,005
Expected volatility	64,09%	30,52%	31,57%	27,33%	26,88%	31,00%
Dividend yield	3,67%	2,20%	2,20%	1,48%	1,52%	2,50%
Risk-free interest rate	8,53%	9,08%	9,53%	8,58%	8,18%	7,78%
Option life	3 years	3 years	2 years	2,5 years	3 years	5 years

Recharge arrangement

Rights granted under the Steinhoff International Holdings Limited Scheme are subject to a recharge arrangement whereby the subsidiary companies are required to pay the subscription price of shares granted to employees, equivalent to the quoted market price of such shares on the vesting date when the shares are secured by the subsidiary companies for delivery to the employees less the option subscription price payable by the employees.

	2009 **R'000**	2008 R'000
Fair value of recharge receivable		
Balance at beginning of the year	**224 440**	562 878
Increase in fair value to extent vested	**(69 810)**	(21 578)
Recharge received from subsidiaries	**(126 033)**	(316 860)
Balance at end of the year	**28 597**	224 440
The recharge receivable from Steinhoff Investment has been subordinated in favour of all other creditors of Steinhoff Investment.		
Recharge deferred		
Balance at beginning of the year	**(294 063)**	(508 006)
Recharge (deferred)/reversed in current year	**(65 018)**	77 126
Recharge received from subsidiaries	**230 152**	136 817
Balance at end of the year	**(128 929)**	(294 063)
Balance of recharge deferred at end of the year	**(100 332)**	(69 623)

11. SHARE SCHEME SETTLEMENT RECEIVABLE *(continued)*

Recharge arrangement *(continued)*

The fair value of the recharge receivable under the Steinhoff International Holdings Limited Scheme is determined based on the Black Schöles Model. The fair value of the receivable is remeasured at each balance sheet date and at the settlement date. The model inputs at 30 June 2009 were as follows:

	2008 grant	2007 grant		2006 grant		2003 grant
	2009	**2009**	2008	**2009**	2008	2008
Share price	**R13,40**	**R13,40**	R15,92	**R13,40**	R15,92	15,92
Exercise price	**R0,005**	**R0,005**	R0,005	**R0,005**	R0,005	R0,005
Term	**29 months**	**17 months**	29 months	**5 months**	17 months	5 months
Volatility	**49,8%**	**49,8%**	33,5%	**49,8%**	32,8%	37,0%
Dividend yield	**5,8%**	**6,4%**	2,2%	**10,2%**	2,2%	2,2%
Risk-free interest rate	**8,0%**	**7,5%**	11,2%	**7,4%**	11,5%	11,6%

12. ORDINARY SHARE CAPITAL AND PREMIUM

		2009 Number of shares	2008 Number of shares	2009 R'000	2008 R'000
12.1	**Authorised**				
	Ordinary shares of 0,5 cents each	**3 000 000 000**	3 000 000 000	**15 000**	15 000
12.2	**Issued**				
	Shares in issue at beginning of the year	**1 349 719 254**	1 294 350 381	**6 749**	6 472
	Shares issued during the year	**19 698 873**	55 368 873	**98**	277
	Shares in issue at end of the year	**1 369 418 127**	1 349 719 254	**6 847**	6 749
12.3	**Share premium**				
	Balance at beginning of the year			**6 170 801**	5 867 820
	Share premium arising on issue of shares			**10 382**	953 063
	Share premium arising on issue to share scheme members			**125 968**	316 770
	Recharge recovered from subsidiaries recognised as income			**(125 968)**	(316 770)
	Share issue expenses			**(71)**	(337)
	Capital distribution			**(821 651)**	(649 745)
	Balance at end of the year			**5 359 461**	6 170 801
	Total issued ordinary share capital and premium			**5 366 308**	6 177 550

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at the meetings of the company.

		Number of shares	Number of shares
12.4	**Unissued shares**		
	Total unissued shares	**1 630 581 873**	1 650 280 746
	Reserved for bond holders	**119 338 793**	119 338 793
	Shares reserved for future participation in black economic empowerment ownership transaction	**40 000 000**	–
	Shares reserved for future participation in share schemes	**3 293 158**	25 500 000
	Shares reserved for current participation in share schemes	**33 714 571**	34 407 877
	Shares under the control of the directors until the forthcoming annual general meeting	**130 000 000**	130 000 000
	Unissued shares	**1 304 235 351**	1 341 034 076

The directors are authorised, by resolutions of the shareholders and until the forthcoming annual general meeting, to dispose of 286 million unissued shares, subject to the listing requirements of the JSE. This authorisation includes any future share issues up to 120 million shares in respect of the convertible bonds including the bond which the company has issued on 9 June 2008, note 14.

		Distributable reserves R'000	Convertible & redeemable bonds R'000	Fair value reserve R'000	Share-based payment reserve R'000	Total R'000
13.	**RESERVES**					
	Balance at 1 July 2007	12 991 289	220 712	–	125 471	13 337 472
	Capital distribution received in terms of share scheme arrangement	70 219	–	–	–	70 219
	Convertible bond – equity portion	–	191 306	–	–	191 306
	Convertible bond – deferred taxation	–	(59 162)	–	–	(59 162)
	Profit for the year	30 878	–	–	–	30 878
	Share-based payments	–	–	–	82 366	82 366
	Balance at 30 June 2008	13 092 386	352 856	–	207 837	13 653 079
	Capital distribution received in terms of share scheme arrangement	**100 840**	**–**	**–**	**–**	**100 840**
	Fair value adjustment on available for sale financial assets	**–**	**–**	**(174 277)**	**–**	**(174 277)**
	Profit for the year	**21 156**	**–**	**–**	**–**	**21 156**
	Share-based payments	**–**	**–**	**–**	**66 425**	**66 425**
	Balance at 30 June 2009	**13 214 382**	**352 856**	**(174 277)**	**274 262**	**13 667 223**

Distributable reserves
The accumulated distributable reserves, if declared as a cash dividend, would be subject to secondary taxation on companies.

Convertible and redeemable bond reserve
This represents the equity component of the convertible and redeemable bonds (note 14).

Fair value reserve
This is the cumulative net change in the fair value of available for sale finanancial assets until the investment is derecognised.

Share-based payment reserve
Comprises the net fair value of equity instruments granted to employees expensed under share incentive schemes.

		2009 R'000	2008 R'000
14.	**INTEREST-BEARING LOANS AND BORROWINGS**		
14.1	**Analysis of closing balance**		
	Unsecured financing		
	Convertible bonds (debt portion)	**2 820 520**	2 672 020
	Term loan	**450 265**	450 162
	Promissary note programme	**100 363**	–
		3 371 148	3 122 182
	Portion payable before 30 June 2010 included in current liabilities	**(142 482)**	(162)
	Total non-current interest-bearing loans and borrowings	**3 228 666**	3 122 020
	Current interest-bearing loans and borrowings		
	Portion of non-current interest-bearing loans and borrowings payable before 30 June 2010	**142 482**	162
	Other current loans payable	**334 818**	–
	Total current interest-bearing loans and borrowings	**477 300**	162
14.2	**Analysis of repayment**		
	Repayable within the next year and thereafter:		
	Next year	**477 300**	162
	Within two to five years	**1 828 307**	450 000
	Thereafter	**1 400 359**	2 672 020
		3 705 966	3 122 182

		Facility R'000	Maturity date	Interest rate	2009 R'000	2008 R'000
14.	**INTEREST-BEARING LOANS AND BORROWINGS** *(continued)*					
14.3	**Loan details**					
	Unsecured					
	Convertible bond due 2013 The bond is convertible to 54,74 million ordinary shares of Steinhoff at R27,40 per ordinary share. The coupon rate is 5,7% per annum. The fair values of the liability component and the equity conversion component were determined at issuance of the bond.	1 500 000	31 July 2013	5,7%	**1 313 569**	1 271 661
	Convertible bond due 2015 The bond is convertible to 64,59 million ordinary shares of Steinhoff at R24,77 per ordinary share. The coupon rate is 9,625% per annum and the redemption price is 120%. The fair values of the liability component and the equity conversion component were determined at issuance of the bond.	1 600 000	20 July 2015	9,625%	**1 506 951**	1 400 359
	The fair values of the liability components of both bonds were calculated using market interest rates for equivalent non-convertible bonds. The residual amounts, representing the values of the equity conversion components, are included in shareholders' equity in other reserves note 13, net of deferred taxes.					
	Term loan Term loan repayable at maturity date and bears interest at JIBAR plus 1% per annum payable monthly.	550 000	30 September 2010	JIBAR plus 1%	**450 265**	450 162
	Promissary note programme	–	5 December 2013 to 29 May 2014	11,20% to 11,53%	**100 363**	–
					3 371 148	3 122 182
14.4	**Current interest-bearing loans and borrowings**					
	Bank loans at variable interest rates	–	Varying repayment terms	8,90% to 9,75%	**260 000**	–
	Commercial paper	–	16 July 2009	9,4%	**74 818**	–
					334 818	–
14.5	**Convertible bonds**					
	Balance at beginning of the year				**2 672 020**	1 233 730
	Proceeds from issue of convertible bonds				**–**	1 600 000
	Amount classified as equity				**–**	(132 144)
	Deferred taxation				**–**	(59 162)
	Transaction costs				**–**	(19 986)
	Coupon interest				**(179 866)**	(85 500)
	Market implied interest				**328 366**	135 082
	Balance at end of the year				**2 820 520**	2 672 020

		2009 R'000	2008 R'000
15.	**DEFERRED TAXATION LIABILITY**		
15.1	**Deferred taxation movement**		
	Balance at beginning of the year	**125 056**	84 939
	Equity component of convertible bond charged directly to equity	**–**	59 162
	Current year charge	**(12 233)**	(19 045)
	Balance at end of the year	**112 823**	125 056
15.2	**Deferred taxation balances**		
	Provision for taxation on temporary differences resulting from:		
	Convertible bonds	**116 551**	132 769
	Property, plant and equipment	**(1)**	(1)
		116 550	132 768
	Taxation losses	**(3 727)**	(7 712)
	Total deferred taxation liability	**112 823**	125 056

	2009 R'000	2008 R'000
16. ACCOUNTS PAYABLE		
Other payables and amounts due	**10 252**	8 031
Group companies (note 22)	**567 817**	567 817
	578 069	575 848

The fair values of accounts payable are disclosed in note 9.

17. COMMITMENTS AND CONTINGENCIES

17.1 Borrowing facilities

In terms of the articles of association, the borrowing powers of the company are unlimited.

17.2 Contingent liabilities

The company is guarantor to the Unitrans Domestic Medium-term Note Programme with the issuer, Unitrans Services (Proprietary) Limited.

There is no litigation, current or pending, which is considered likely to have a material adverse effect on the company.

Steinhoff has subordinated R29 million of the amount due under the recharge arrangement from Steinhoff Investment in favour of all other creditors.

Steinhoff has subordinated shareholders' loans due from Steinhoff Europe AG (Austria), amounting to €275 million, and due from Steinhoff Möbel Holdings Alpha GmbH, amounting to €56,3 million, until the senior debt has been unconditionally and irrevocably paid and discharged in full.

18. JUDGEMENTS AND ESTIMATES

Judgements and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities during the next financial year are discussed below.

Useful lives and residual values

The estimated useful lives for computer equipment is 2 to 4 years.

Impairment of assets

An individual assessment of the financial assets is performed at each reporting period.

Contingent liabilities

Management applies its judgement to the fact patterns and advice it receives from its attorneys, advocates and other advisors in assessing if an obligation is probable, more likely than not, or remote. This judgement application is used to determine if the obligation is recognised as a liability or disclosed as a contingent liability.

	2009 R'000	2008 R'000
19. CASH GENERATED FROM OPERATIONS		
Profit before taxation	**8 923**	10 087
Adjusted for:		
Finance costs	**451 486**	293 241
Investment income	**(465 893)**	(307 428)
Cash utilised before working capital changes	**(5 484)**	(4 100)
Working capital changes		
Decrease in accounts- and share scheme settlement receivables	**204 962**	136 848
(Increase)/decrease in value added taxation receivable	**(56)**	96
Increase in accounts payable	**2 221**	1 788
Net changes in working capital	**207 127**	138 732
Cash generated from operations	**201 643**	134 632
20. TAXATION RECEIVED		
Taxation receivable at beginning of the year	**–**	586
Current taxation benefit per income statement	**–**	1 746
Taxation receivable at end of the year	**–**	–
Net taxation received	**–**	2 332

		2009 R'000	2008 R'000
21.	**CASH AND CASH EQUIVALENTS**		
	Cash and cash equivalents include cash on hand and balances with banks. Bank overdrafts are only included where the company has a legal right of set-off due to cash management arrangements. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:		
	Bank balances and cash	**9 650**	142 296
22.	**RELATED PARTY TRANSACTIONS**		
	Related party relationships exist between shareholders, subsidiaries, associate companies and joint venture companies within the group and its company directors and group key management personnel.		
	These transactions are concluded at arm's length in the normal course of business and include transactions as a result of the group-wide treasury management of foreign currency movements.		
22.1	**Subsidiaries**		
	Details of investments in principal subsidiaries are disclosed in note 7.		
22.2	**Trading transactions**		
	The following is a summary of transactions with subsidiary companies during the year and balances at year-end:		
	Loans receivable from:		
	Steinhoff Africa Holdings (Proprietary) Limited	**102 891**	739 236
	Steinhoff Investment Holdings Limited	**8 295 994**	8 064 044
	Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria)	**3 201 548**	3 075 580
		11 600 433	11 878 860
	Short-term loans receivable from:		
	Steinhoff International Share Trust	**127 682**	121 985
	Accounts receivable:		
	Steinhoff Africa Holdings (Proprietary) Limited	–	129 311
	Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria)	**142 171**	116 979
		142 171	246 290
	Accounts payable:		
	Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria)	**567 817**	567 817
	Interest received:		
	Steinhoff Africa Holdings (Proprietary) Limited	**49 024**	–
	Steinhoff International Share Trust	**3 015**	2 028
	Steinhoff Investment Holdings Limited	**231 949**	236 793
	Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria)	**129 469**	21 762
		413 457	260 583
	Interest paid:		
	Steinhoff Africa Holdings (Proprietary) Limited	–	53 122
	Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria)	**3 501**	3 404
	Unitrans Services (Proprietary) Limited	–	5 666
		3 501	62 192
	Dividends received:		
	Steinhoff Investment Holdings Limited	**52 435**	45 407
22.3	**Compensation of key management personnel**		
	Key management personnel are defined as directors of the company and its significant subsidiary companies, as well as top executive management members.		
	Key management personnel compensation		
	– Short-term employee benefits	**107 843**	107 447
	– Share-based payments – related expense	**22 957**	53 622
		130 800	161 069
	Number of members	**32**	30
22.4	**Directors**		

Details relating to directors' emoluments, shareholding in the company and interest of directors and officers are disclosed in note 23.

22.5 Interest of directors and officers in contracts

All directors and officers of the company have, other than described below, confirmed that they had no interest in any contract of significance with the company or any of its subsidiary companies, which could have resulted in a conflict of interest during the year.

During the year under review, contracts were concluded with:

- Hoffman Attorneys (of which SJ Grobler is a partner) provided legal services to group companies and was reimbursed for expenses to the amount of approximately R3,9 million (2008: R3,0 million).
- PSG Capital Limited and associate companies (of which JF Mouton is a director) (a subsidiary of PSG Group Limited of which JF Mouton and MJ Jooste are directors) acted as sponsor and advisor to the group, in respect of which fees were paid totalling approximately R0,3 million (2008: R1,1 million).
- Phumelela Gaming and Leisure Limited (of which MJ Jooste is a director) provided marketing services to the group to the amount of R1,1 million (2008: R0,8 million).
- Steinhoff Africa holds pre-emptive rights in respect of 41,1% (2008: 40,0%) of Daun & Cie AG's interest in KAP International Holdings Limited of which (CE Daun is the chairman) at 30 June 2009. Mr Daun is also the chairman and controlling shareholder of Daun & Cie AG.
- Management fees of R2,5 million for services rendered to Unitrans Passenger were paid to Mvelaphanda Group Limited (of which Ms YZ Cuba is a director).

All the contracts were concluded at arm's length in the normal course of business at market-related terms no less favourable than to any third-parties.

23. REMUNERATION REPORT

23.1 Remuneration

	Basic foreign remuneration '000	Basic rand remuneration R'000	Foreign company contribution and expense allowances '000	Rand company contribution and expense allowances R'000	Bonus R'000	Company directors' fees ▲ R'000	Total remuneration and fees (including foreign amounts converted to rand for reporting purposes) R'000
Executive directors							
2009							
HJK Ferreira *	€25	310	–	41	–	99	759
SJ Grobler *#	€25	315	–	36	–	99	759
MJ Jooste	€1 102	–	–	924	–	594	15 133
FJ Nel	€75	926	–	228	1 000	594	3 674
IM Topping	£409	–	£59	–	–	594	7 365
DM van der Merwe	€100	2 473	–	443	2 000	594	6 745
JHN van der Merwe †	€125	3 694	–	342	–	495	6 075
						3 069	40 510
Executive directors							
2008							
BE Steinhoff •	€643	–	–	–	–	413	7 333
MJ Jooste	€993	–	–	718	–	550	11 958
KJ Grové +	–	836	–	185	1 642	229	2 892
FJ Nel	€60	879	–	219	3 000	550	5 294
IM Topping	£382	–	£59	–	–	550	7 014
DM van der Merwe	€60	2 269	–	431	3 500	550	7 396
JHN van der Merwe	€642	–	–	328	–	550	7 786
						3 392	49 673
Alternate directors and officers							
2009							
JNS du Plessis	€42	1 902	–	–	650	594	3 665
HJK Ferreira *	€125	1 551	–	204	2 000	495	5 794
SJ Grobler # *	€125	1 575	–	180	2 000	495	5 794
KJ Grové	–	1 789	–	857	–	594	3 240
A Krüger-Steinhoff @	–	–	–	–	–	240	240
						2 418	18 733

▲ Directors' fees were paid with basic remuneration.
** The status of HJK Ferreira and SJ Grobler changed on 1 May 2009 from alternate directors to executive directors.*
 # Includes fees and remuneration in respect of professional services rendered.
† JHN van der Merwe resigned from the board on 1 May 2009.
• The status of BE Steinhoff changed during the 2008 year from executive director to non-executive director.
+ The status of KJ Grové changed during the 2008 year from executive director to alternate director.
@ Non-executive director.

		Basic foreign remuneration '000	Basic rand remuneration R'000	Foreign company contribution and expense allowances '000	Rand company contribution and expense allowances R'000	Bonus R'000	Company directors' fees ▲ R'000	Total remuneration and fees (including foreign amounts converted to rand for reporting purposes) R'000
23.	**REMUNERATION REPORT** *(continued)*							
23.1	**Remuneration** *(continued)*							
	Alternate directors and officers *(continued)*							
	2008							
	JNS du Plessis	€42	1 680	–	–	–	550	2 682
	HJK Ferreira	€100	1 727	–	223	3 500	550	7 076
	SJ Grobler #	€110	1 661	–	189	3 500	550	7 084
	KJ Grové +	–	1 170	–	259	2 299	321	4 049
	A Krüger-Steinhoff @	–	–	–	–	–	220	220
							2 191	21 111

▲ Directors' fees were paid with basic remuneration.
 # Includes fees and remuneration in respect of professional services rendered.
+ The status of KJ Grové changed during the 2008 year from executive director to alternate director.
@ Non-executive director.

		Fees as director Basic	Fees as director Committees	Fees for services	Total
23.	**REMUNERATION REPORT**				
23.1	**Remuneration**				
	Non-executive directors				
	2009				
	DE Ackerman	**300**	**265**	**–**	**565**
	DC Brink	**300**	**215**	**–**	**515**
	YZ Cuba °	**300**	**25**	**–**	**325**
	CE Daun °	**300**	**–**	**–**	**300**
	D Konar	**1 200**	**–**	**–**	**1 200**
	JF Mouton ° #	**300**	**25**	**–**	**325**
	FA Sonn	**300**	**96**	**–**	**396**
	BE Steinhoff	**300**	**–**	**5 257**	**5 557**
		3 300	**626**	**5 257**	**9 183**
	2008				
	DE Ackerman	275	242	–	517
	DC Brink	138	76	–	214
	YZ Cuba °	83	–	–	83
	CE Daun °	275	–	–	275
	D Konar	275	308	–	583
	JF Mouton ° #	275	105	–	380
	FA Sonn	275	87	–	362
	BE Steinhoff	137	–	2 307	2 444
		1 733	818	2 307	4 858

Directors' fees and remuneration	**2009 R'000**	2008 R'000
Remuneration paid by:		
Company	**3 866**	2 634
Subsidiary companies	**64 560**	73 008
	68 426	75 642

 # Includes fees and remuneration in respect of professional services rendered.
° Paid to various entities as management fees.

		Offer date	Number of rights as at 30 June 2008	Number of rights (exercised)/ awarded during the year	Number of rights as at 30 June 2009	Purchase price (cents)	Sold	Date exercised/ awarded	Market price (cents)
23.2	**Share rights**								
	Executive directors								
	HJK Ferreira	July 2001 – June 2002	50 000	(50 000)	–	528	–	11 November 2008	1 241
		December 2003	319 909	(319 909)	–	0,5	–	1 December 2008	974
		December 2003	–	305 811	–	0,5	–	1 December 2008	974
		December 2003	–	(305 811)	–	0,5	–	1 December 2008	974
		December 2007*	501 435	–	501 435	0,5			
		December 2008	–	408 356	408 356	0,5	–	1 December 2008	974
			871 344	**38 447**	**909 791**				
	SJ Grobler	July 2000 – June 2001	4 160	(4 160)	–	540	–	11 November 2008	1 241
		July 2001 – June 2002	18 800	(18 800)	–	528	–	11 November 2008 and 12 June 2009	1 241 & 1 410
		December 2003	269 173	(269 173)	–	0,5	–	1 December 2008	974
		December 2003	–	305 811	–	0,5	–	1 December 2008	974
		December 2003	–	(305 811)	–	0,5	–	1 December 2008	974
		December 2007*	501 128	–	501 128	0,5			
		December 2008	–	408 356	408 356	0,5	–	1 December 2008	974
			793 261	**116 223**	**909 484**				
	MJ Jooste	July 2000 – June 2001	5 280	(5 280)	–	540	–	11 November 2008	1 241
		July 2001 – June 2002	14 400	(14 400)	–	528	–	11 November 2008 and 12 June 2009	1 241 & 1 410
		December 2003	1 528 920	(1 528 920)	–	0,5	–	1 December 2008	974
		December 2007*	1 597 922	–	1 597 922	0,5			
		December 2008	–	1 306 739	1 306 739	0,5	–	1 December 2008	974
			3 146 522	**(241 861)**	**2 904 661**				
	FJ Nel	July 2000 – June 2001	4 800	(4 800)	–	540	–	11 November 2008	1 241
		July 2001 – June 2002	12 800	(12 800)	–	528	–	11 November 2008 and 12 June 2009	1 241 & 1 410
		December 2003	313 635	(313 635)	–	0,5	–	1 December 2008	974
		December 2003	–	305 811	–	0,5	–	1 December 2008	974
		December 2003	–	(305 811)	–	0,5	–	1 December 2008	974
		December 2007*	338 951	–	338 951	0,5			
		December 2008	–	249 551	249 551	0,5	–	1 December 2008	974
			670 186	**(81 684)**	**588 502**				
	DM van der Merwe	July 2000 – June 2001	5 280	(5 280)	–	540	–	11 November 2008	1 241
		July 2001 – June 2002	14 400	(14 400)	–	528	–		
								11 November 2008	1 241 &
		December 2003	634 196	(634 196)	–	0,5	–	1 December 2008	974
		December 2003	–	1 800 248	–	0,5	–	1 December 2008	974
		December 2003	–	(1 800 248)	–	0,5	–	1 December 2008	974
		December 2007*	569 106	–	569 106	0,5			
		December 2008	–	430 316	430 316	0,5	–	1 December 2008	974
			1 222 982	**(223 560)**	**999 422**				
	IM Topping	July 2001 – June 2002	80 000	(80 000)	–	528	–	11 November 2008	1 241
		December 2003	1 044 700	(1 044 700)	–	0,5	–	1 December 2008	974
		June 2007	442 494	–	442 494	0,5			
		December 2007	426 442	–	426 442	0,5			
		December 2008	–	598 021	598 021	0,5	–	1 December 2008	974
			1 993 636	**(526 679)**	**1 466 957**				
	Total executive directors		**8 697 931**	**(919 114)**	**7 778 817**				

**Includes rights granted in terms of 2006 share grant.*

	Offer date	Number of rights as at 30 June 2008	Number of rights (exercised)/ awarded during the year	Number of rights as at 30 June 2009	Purchase price (cents)	Sold	Date exercised/ awarded	Sale/ market price (cents)
23. REMUNERATION REPORT *(continued)*								
23.2 Share rights *(continued)*								
Non-executive directors								
BE Steinhoff	July 2000 – June 2001	5 280	(5 280)	–	540	–	11 November 2008	1 241
	July 2001 – June 2002	14 400	(14 400)	–	528	–	11 November 2008 and 12 June 2009	1 241 & 1 410
Total non-executive directors		**19 680**	**(19 680)**	**–**				
Alternate directors and officers								
JNS du Plessis	December 2006	208 960	–	208 960	0,5			
	June 2007	189 827	–	189 827	0,5			
	December 2008	–	272 237	272 237	0,5	–	1 December 2008	974
		398 787	**272 237**	**671 024**				
KJ Grové	July 2000 – June 2001	5 280	(5 280)	–	540	–	11 November 2008	1 241
	July 2001 – June 2002	14 400	(14 400)	–	528	–	11 November 2008 and 12 June 2009	1 241 & 1 410
	July 1999 – June 2000	40 000	–	40 000	1 000			
	July 2000 – June 2001	70 000	–	70 000	1 009			
	July 2001 – June 2002	165 000	–	165 000	910			
	July 2002 – June 2003	165 000	(55 000)	110 000	1 030,5	–	Forfeiture	
	July 2004 – June 2005	210 000	(105 000)	105 000	1 322,5	–	Forfeiture	
	July 2005 – June 2006	225 000	–	225 000	1 550,5			
	November 2006	361 000	(180 500)	180 500	2 100	–	Forfeiture	
	December 2007	216 360	–	216 360	0,5			
	December 2008	–	294 016	294 016	0,5	–	1 December 2008	974
		1 472 040	**(66 164)**	**1 405 876**				
A Krüger-Steinhoff @	July 2000 – June 2001	2 400	(2 400)	–	540	–	11 November 2008	1 241
	July 2001 – June 2002	19 800	(19 800)	–	528	–	11 November 2008 and 12 June 2009	1 241 & 1 410
		22 200	**(22 200)**	**–**				
Total alternate directors and officers		**1 893 027**	**183 873**	**2 076 900**				

@ Non-executive director.

Share right scheme

In terms of the share incentive scheme approved at a general meeting and implemented on and since listing the company in 1998, rights were allocated in terms of a deferred delivery scheme. The deferred delivery date is three years from the offer date, maturing at 20% per annum.

At the annual general meeting on 1 December 2003, a new share incentive scheme was approved and implemented. These rights were allocated at a nominal value of 0,5 cents and will mature in $^1/_3$ (one-third) tranches per annum from the third anniversary of the effective date, provided the following performance criteria have been achieved:

a) A compound growth in headline earnings per share (HEPS) of the company equal to or exceeding the weighted average growth of the companies included in and comprising the INDI 25 Index (INDI 25) over a three-year period from the effective date.

b) The volume-weighted average traded share price of the company over the 30-trading days immediately preceding the date of measurement (the measurement date) to exceed the result of the following formula,

[{(a-b)/b}+1] x c, where

a = the INDI 25 at the measurement date

b = the INDI 25 at the effective date

c = the volume-weighted average traded share price of the company for the 30-trading days immediately preceding the effective date.

In the event of the criteria not being satisfied by the third anniversary of the effective date, the rights will be extended to the following years on a cumulative basis, provided however that if both the criteria are not met by the end of the financial year in which the fifth anniversary of the effective date occurs, all rights will lapse and neither the shares (nor any of them) nor any amount will be due to any participant.

The share rights granted in December 2006, June 2007, December 2007 and December 2008 relate to the 2003 scheme described above, but subject to the dates for achievement of hurdles referred to below.

These rights were allocated at a nominal value of 0,5 cents and will mature on the third anniversary of the effective date, provided the following performance criteria have been achieved:

a) A compound growth in HEPS of the company, over the three completed financial years commencing on 1 July 2006, 1 July 2007 and 1 July 2008 respectively, equal to or exceeding the weighted average growth of the companies included in and comprising the INDI 25 over a three-year period from the effective date.

b) The volume-weighted average traded share price of the company over the 30-trading days immediately preceding the measurement date to exceed the result of the following formula:

[{(a-b)/b}+1] x c, where the variables have the same meaning as for the December 2003 grant described above.

The rights awarded in December 2003, December 2006, June 2007, December 2007 and December 2008 form part of the share-based payment scheme, and the rights prior to these dates relate to the Steinhoff International Share Trust scheme. For detail on these schemes, refer note 11.

		Number of shares			
		Direct interest	Indirect interest	Indirect interest	
		Beneficial	Beneficial	Non-beneficial	Total
23.3	**Interest in share capital**				
	Executive directors				
	2009				
	HJK Ferreira	**50 000**	**4 121 738**	**–**	**4 171 738**
	SJ Grobler	**–**	**4 813 705**	**–**	**4 813 705**
	MJ Jooste	**–**	**31 253 415**	**–**	**31 253 415**
	FJ Nel	**59 413**	**4 822 523**	**–**	**4 881 936**
	IM Topping	**1 600 000**	**–**	**–**	**1 600 000**
	DM van der Merwe	**–**	**6 880 572**	**–**	**6 880 572**
		1 709 413	**51 891 953**	**–**	**53 601 366**
	2008				
	MJ Jooste	–	23 127 750	–	23 127 750
	FJ Nel	26 698	4 822 625	–	4 849 323
	IM Topping	1 120 000	–	–	1 120 000
	DM van der Merwe	–	4 426 448	–	4 426 448
	JHN van der Merwe	1 120	2 578 880	–	2 580 000
		1 147 818	34 955 703	–	36 103 521
	Non-executive directors				
	2009				
	DE Ackerman	**354 935**	**–**	**–**	**354 935**
	DC Brink	**–**	**108 960**	**–**	**108 960**
	YZ Cuba	**–**	**–**	**8 096 800**	**8 096 800**
	CE Daun	**–**	**357 477**	**–**	**357 477**
	D Konar	**304 015**	**–**	**–**	**304 015**
	JF Mouton	**–**	**3 500 000**	**–**	**3 500 000**
	FA Sonn	**–**	**40 000**	**–**	**40 000**
	BE Steinhoff	**336 446**	**161 074 985**	**–**	**161 411 431**
		995 396	**165 081 422**	**8 096 800**	**174 173 618**
	2008				
	DE Ackerman	354 935	–	–	354 935
	DC Brink	–	108 960	–	108 960
	YZ Cuba	–	–	8 096 800	8 096 800
	CE Daun	–	357 477	–	357 477
	D Konar	304 015	–	–	304 015
	JF Mouton	–	3 000 000	–	3 000 000
	FA Sonn	–	40 000	–	40 000
	BE Steinhoff	316 766	160 076 117	–	160 392 883
		975 716	163 582 554	8 096 800	172 655 070

	Number of shares			
	Direct interest Beneficial	Indirect interest Beneficial	Indirect interest Non-beneficial	Total
23. REMUNERATION REPORT *(continued)*				
23.3 Interest in share capital (number of shares) *(continued)*				
Alternate directors and officers				
2009				
JNS du Plessis	**–**	**100 000**	**–**	**100 000**
KJ Grové	**–**	**2 846 200**	**–**	**2 846 200**
A Krüger-Steinhoff @	**598 100**	**55 000**	**–**	**653 100**
	598 100	**3 001 200**	**–**	**3 599 300**
2008				
JNS du Plessis	–	100 000	–	100 000
HJK Ferreira	–	4 117 000	–	4 117 000
SJ Grobler (company secretary)	–	4 805 354	–	4 805 354
KJ Grové	–	2 826 520	–	2 826 520
A Krüger-Steinhoff @	575 900	55 000	–	630 900
	575 900	11 903 874	–	12 479 774

@ Non-executive director.

24. NEW ACCOUNTING PRONOUNCEMENTS

At the date of authorisation of these annual financial statements, there are standards and interpretations in issue but not yet effective. These include the following standards and interpretations that have not been early adopted may have an impact on future financial statements:

		Effective date – annual periods commencing on or after
• IAS 1	Presentation of Financial Statements (revised)	1 January 2009
• IAS 27	Consolidated and Separate Financial Statements (revised)	1 July 2009
• IAS 28	Investment in Associates (revised)	1 July 2009
• IAS 31	Interest in Joint-ventures (revised)	1 July 2009
• IFRS 2	Share-based Payment – Group cash-settled share-based payment transactions	1 January 2010
• IFRS 3	Business Combinations (revised)	1 July 2009
• IFRS 7	Financial Instruments: Disclosure: Improving disclosures about financial instruments	1 January 2009
• Circular 3/2009	Headline Earnings	1 September 2008
Improvement to IFRSs 2008:		
• IFRS 5	Non-current Assets Held for Sale and Discontinued Operations	1 July 2009
• IAS 16	Property, Plant and Equipment: Sale of assets held for rental	1 January 2009
• IAS 27	Consolidated and Separate Financial Statements: Measurement of subsidiary held for sale in separate financial statements	1 January 2009
Improvement to IFRSs 2009:		
• IFRS 2	Share-based Payment: Scope of IFRS 2 and revised IFRS 3	1 July 2009
• IAS 38	Intangible Assets: Additional consequential amendments arising from revised IFRS 3	1 July 2009
• IFRIC 9	Reassessment of Embedded Derivatives: Scope of IFRIC 9 and revised IFRS 3	1 July 2009

24.1 IAS 1 (revised)

In September 2007, the IASB issued IAS 1 (revised) – *Presentation of Financial Statements*. This revised statement is effective for annual periods beginning on or after 1 January 2009. This statement requires an entity to present all non-owner changes in equity (that is, 'comprehensive income') either in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). It also requires an entity to present a balance sheet as at the beginning of the earliest comparative period in a complete set of financial statements when the entity applies an accounting policy retrospectively or makes a retrospective restatement. This statement will affect only the disclosure of financial information and will be adopted by the group in the next financial year.

24.2 IAS 27 (revised)

In January 2008, the IASB issued IAS 27 (revised) – *Consolidated and Separate Financial Statements* (IAS 27). This revised statement is effective for annual periods beginning on or after 1 July 2009. The objective of this statement is to reduce the alternatives in accounting for subsidiaries in consolidated financial statements and in accounting for investments in the separate financial statements of the parent, venturer or investor. The amendments relate primarily to accounting for non-controlling interests and the loss of control of a subsidiary. The statement will be adopted by the group in the next financial year.

24.3 IAS 28 (revised) and IAS 31 (revised)

In January 2008, the IASB issued IAS 28 (revised) – *Investments in Associates* and IAS 31 (revised) – *Interests in Joint-ventures*. These revised statements are effective for annual periods beginning on or after 1 July 2009. These statements were both revised to reflect the changes made in IAS 27 and IFRS 3 – *Business Combinations* (IFRS 3) as discussed in this note. The statements will be adopted by the group in the next financial year.

24.4 IFRS 2 (amended)

On 18 June 2009, the IASB issued amendments to IFRS 2 – *Share-based payment* (IFRS 2). These amendments are effective for annual periods beginning on or after 1 January 2010. These amendments clarify the scope of IFRS 2, as well as the accounting for group cash-settled share-based payment transactions in the separate financial statements of an entity receiving the goods or services when another group entity or shareholder has the obligation to settle the award.Guidance in this area previously provided in IFRIC 8 – *Scope of IFRS 2* and IFRIC 11 – *Group and Treasury Share Transactions* has been incorporated into the amended IFRS 2.The group complies to these IFRIC's and thus the amendments to IFRS 2 should not have a material effect on the group results once adopted.

24.5 IFRS 3 (revised)

In January 2008, the IASB issued a revised IFRS 3. This standard is effective for annual periods beginning on or after 1 July 2009. Among other changes it requires transaction costs to be recognised immediately in profit or loss, fair value gains and losses on existing investments in an acquired company to be recognised in profit or loss on the date of acquisition and adjustments to deferred taxation outside of the hindsight period are recorded under IAS 12 – *Income Taxes*, as opposed to affecting goodwill. In addition, it requires the recognition of subsequent changes in the fair value of contingent consideration in profit or loss rather than against goodwill. The statement will be adopted by the group in the next financial year.

24.6 IFRS 7 (amended)

On 5 March 2009, the IASB issued amendments to enhance disclosures about fair value measurements of financial instruments and over liquidity risk.This amendment will have no impact on the reported numbers and will only affect disclosures.The entity provided some of the additional disclosures in this year's financial statements and will provide all disclosures required by this amendment by the next financial year-end.

24.7 Circular 3/2009

Listed companies are required, in terms of JSE listing requirements, to publish a headline earnings figure which is currently determined in accordance with Circular 8/2007 – *Headline Earnings*. Circular 8/2007 contains various rules on IFRSs which were issued before June 2007. Many amendments to IFRSs have been issued since June 2007 and as a result Circular 3/2009 – *Headline Earnings* has been issued to revise Circular 8/2007. Circular 3/2009 has amended the rules table of Circular 8/2007 to take into account all amendments to IFRSs issued from June 2007 to April 2009. The group correctly applied the definitions of Circular 8/2007 to statements early adopted, so no restatement would be required.

24.8 Improvement to IFRSs 2008

On 22 May 2008, the IASB issued the Improvement to IFRSs 2008 standard. This standard deals with a number of minor amendments to other standards. The group adopted most of the amendments of this standard. The amendments to IFRS 5 – *Non-current Assets Held For Sale and Discontinued Operations* and IAS 27 will be adopted with the changes in IFRS 3 (revised) and IAS 27 (revised). The change to IAS 16 – *Property, Plant and Equipment* will be adopted in the next financial year. None of these amendments are expected to have a significant impact on the group's results.

24.9 Improvement to IFRSs 2009

On 16 April 2009, the IASB issued the Improvement to IFRSs 2009 standard.The group adopted most of the amendments of this standard. The amendments to IFRS 2, IAS 38 – *Intangible Assets* and IFRIC 9 – *Reassessment of Embedded Derivatives* will be adopted by the group with the application of IFRS 3 (revised) in the next financial year. None of these amendments are expected to have a significant impact on the group's results.

Corporate Information

REGISTRATION NUMBER
1998/003951/06

REGISTERED OFFICE
28 Sixth Street
Wynberg
Sandton, 2090
(PO Box 1955, Bramley, 2018)

WEBSITE
http://www.steinhoffinternational.com

SECRETARY
SJ Grobler
28 Sixth Street
Wynberg
Sandton, 2090
(PO Box 1955, Bramley, 2018)

AUDITORS
Deloitte & Touche, Charted Accountants (SA)
221 Waterkloof Road
Waterkloof, 0181
(PO Box 11007, Hatfield, 0028)

TRANSFER SECRETARIES
Computershare Investor Services (Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor, 70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

COMMERCIAL BANK
Standard Corporate and Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)
Ground Floor, 3 Simmonds Street
Johannesburg, 2001
(PO Box 61150, Marshalltown, 2107)
In addition, the group has commercial facilities with various other banking and financial institutions worldwide.

SPONSOR
PSG Capital (Proprietary) Limited
(Registration number 2002/017362/06)
Building 8
Woodmead Estate
1 Woodmead Drive
Woodmead, 2157
(PO Box 987, Parklands, 2191)


Steinhoff
International Holdings Ltd





CORPORATE RESPONSIBILITY REPORT 2009


Steinhoff
International Holdings Ltd

"Today's problems cannot be solved if we still think the way we thought when we created them."

ALBERT EINSTEIN

CORPORATE RESPONSIBILITY AT STEINHOFF



We operate in a dynamic global environment that is subject to constant change. The past year saw the group weathering the turbulence that hit the world's economies and the resilience of the group is in part attributed to its ability to react to changing conditions, supported by governance and corporate responsibility structures and sustainability policies.

Details of Steinhoff's corporate governance policies and structures are given in the corporate governance report on pages 62 to 77 of the 2009 annual report.



CONTENTS

Registration number
1998/003951/06

Registered office
28 Sixth Street
Wynberg
Sandton, 2090
(PO Box 1955, Bramley, 2018)

Website
http://www.steinhoffinternational.com

Company secretary
SJ Grobler

Steinhoff regularly reviews and adapts its policies and processes to reinforce its ability to survive in a constantly changing social, economic and physical climate. To accommodate the needs of our stakeholders, our approach is to create and introduce strategies and activities that enhance business performance and our bottom line, while protecting and preserving environmental integrity and accelerating positive social change. Sustainability is a non-negotiable commercial imperative for the group.

Our focus on social change remains dominated by South Africa's transformation needs, whereas our environmental initiatives are largely influenced by global trends and are driven at divisional level. Initiatives have been structured at divisional level, not only to achieve compliance with the relevant regional legislation, but also to address the particular environmental, social and operational challenges faced by our divisions. Each division is responsible for developing its own sustainability strategy and framework, but in line with the overall group strategy of balancing stakeholder needs with social and environmental obligations. The divisional responsibility for sustainability rests with the divisional chief executives/managing directors and overall group responsibility rests with the board.

The aim of this report is to provide stakeholders with an overview of our corporate responsibility approach at both divisional and group level. The group's diversity and geographical spread, together with the varied requirements of the communities served, has resulted in certain of our operations being at the centre of many of the group's sustainability initiatives. Steinhoff, however, remains committed to the implementation of effective sustainability policies and ethical practices across all of the group's operations and is cognisant of its wider global role and responsibilities.

CORPORATE RESPONSIBILITY STRUCTURE

Our corporate responsibility management structure actively encompasses all of our business functions. It gives clear accountability to the board, while placing day-to-day responsibility with divisional management and their boards to implement and manage our corporate responsibility programmes.

The group company secretary, and executive director Mr. Stèhan Grobler, has overall responsibility and leads discussion and decision-making on corporate responsibility at the Steinhoff International Holdings' board. He chairs the corporate responsibility steering group, supported by a small team of executives, strengthened this year by the appointment of a sustainability reporting executive.

The corporate responsibility steering group provides strategic direction to the group on corporate responsibility matters, with input from the Northern and Southern hemisphere management teams. The steering group reports into the global management structure which is outlined on page 74 of the 2009 annual report.

We include below some examples of how the group approaches its corporate responsibility challenges. Due to the size of the group and its diversity, it is not practical to report in detail on the activities of each of our operations. However, we have endeavoured to provide representative samples of initiatives from across the group. Many of the initiatives reported below under one specific division are also applicable to other divisions within the group. The following examples indicate the wide range of initiatives undertaken and the focus of our initiatives.

SOCIAL INITIATIVES

CORPORATE SOCIAL INVESTMENT (CSI)



Monetary contributions are channeled through bodies, trusts or organisations that have the administrative capacity and expertise to ensure the optimal use of funds. Our employees also get involved in many projects, often playing a "hands-on" role.



Group approach

The group's strategy on CSI is to concentrate its efforts in the areas that require the most assistance and to ensure that the initiatives undertaken provide a long-term benefit. The main area of focus remains South Africa, where many challenges still exist. Accordingly, there is a deliberate and marked skewing of our CSI initiatives into South Africa.

Divisional approach

Each division has responsibility for identifying and reporting on the CSI initiatives that it has embarked upon. The chief executive or managing director of each division is responsible for authorising CSI projects. Projects are "championed" by employees and the projects that are selected for support are monitored to ensure that the division's contribution is appropriately applied.

The group has a solid track record of CSI initiatives. A few of these initiatives, which illustrate the group's focused approach, are highlighted below:

COMMUNITY-BASED TRAINING

Africa

Unitrans Holdings

Unitrans is a founder member and a proud sponsor of the Business Trust, which was established in 1999 and is in its second five-year phase. The trust combines the resources of business and government to create and build capacity to combat poverty and believes that, by working together, more can be achieved than by independent action. Unitrans supports this principle and contributed R1,1million to the trust over the period 2005 to 2009. The main aims of the trust are to support growth, develop skills and capacity and to combat poverty in South Africa.

Unitrans' initiatives include contributions to several training projects, with the aim of providing a legacy-type benefit to disadvantaged community member. We have recognised that there is a clear need for corporate-sponsored training in South Africa, to supplement governmental initiatives. Examples of the projects supported by Unitrans include:

Unitrans Supply Chain Solutions

- the Umjindi resource centre, which focuses on the improvement of adult literacy in the Barberton area;
- Help2Read, which provides training to community volunteers to assist with training/ education for dyslexic children;
- the Astra school for learners with special needs and physically disabled learners from disadvantaged backgrounds;
- the Deaf Community of Cape Town, aims to develop and empower deaf people by offering courses in adult literacy and crafts. It also provides social and development worker services, together with education on HIV/Aids;
- Girls and Boys Town, which offers residential care and education and tends to the social and psychological needs of underprivileged, abused and orphaned children;
- the driver training programme, which is accredited with TETA, remains a key area of social investment by the Freight and Logistics division. Vehicles and dedicated driver trainers are placed into selected operations to train suitable unemployed people from the local communities. If required, the trained drivers are employed in our operations or elsewhere in the industry; and
- an investment of approximately R350 000 by Klipstone Transport, via the Afrisam social investment programme, into school infrastructure in the Tembisa area.

Unitrans Automotive

- Sesfkili Youth Structure, which is a non-governmental organisation whose focus is on providing activities and education to the youth, to reduce substance abuse and crime;
- the Cotlands Programme, which offers a variety of residential and community -based programmes to vulnerable children, including educational and emotional care. 75% of the beneficiaries of this charity are black women and children;
- the group continues to offer advisory support to CIDA, a university for talented black South African youths from disadvantaged backgrounds. (During the previous financial year, Unitrans Automotive donated R10, 8 million to CIDA).

All divisions donate computers and equipment to needy schools and institutions of learning.

The main area of CSI focus remains South Africa, where many challenges still exists. Accordingly, there is a deliberate and marked skewing of our CSI initiatives into South Africa.

PG Bison

- For 12 years, PG Bison has been the proud supporter of the Field Band Foundation. The foundation has a proven track record for youth development through music and dance outside of the formal education sector, and contributes to the fight against poverty. The target group is disadvantaged communities where unemployment is high and access by the youth to educational facilities is low. The average age of members is 14 years and 92% of members have not had access to music or arts education prior to joining the foundation. The foundation currently has 3 548 members from 272 schools in 116 townships. Building on the crucial role that arts play in societal assimilation and development, the foundation has had extraordinary success in integrating its members into the mainstream society in South Africa;
- the PG Bison Buccaneers is an all-female band based in Durban, Kwa-Zulu Natal. Although this band is still in its infancy, it recently had the opportunity of performing before the Deputy President of South Africa at the 140th anniversary of the Inanda Seminary School; and
- in addition, PG Bison runs fire prevention education programmes throughout the year for the communities that live near their plantations.

Many products such as shelving, building materials and furniture are donated to needy schools, together with computers.

Mattex

Mattex, together with KVM Manufacturing and Retail, participates in and supports the Bambanani training facility, the aim of which is to train unemployed women in the production of a range of apparel and products, from laboratory coats to table cloths. Through this partnership, work opportunities are developed for people in Nyanga Township.

Europe and the United Kingdom

Several initiatives are in place, for example:

- in the UK Pritex is working with local community schools on youth enterprise, mentoring and technology;
- Relyon UK is working actively with its local secondary school;
- Harveys has taken on a recently graduated logistics student from South Africa as part of her work experience; and
- in Germany, Steinhoff engages in the training of young people leaving school. Between 12 and 15 school-leavers a year are placed by the division on two-to-three year training courses.

SPORTS INITIATIVES

Sporting activities also play an important role in assisting the disadvantaged to become assimilated into mainstream society. Activities supported include:

Africa

Unitrans Automotive

- The Boikarabelo Karate Club, which teaches karate to disadvantaged children, many of whom are Aids orphans or street children.

PG Bison

- The main sporting initiative held is the annual PG Bison North Eastern Cape Forest (NECF) Soccer Knock-out tournament. This year marked the third year of the competition. Teams from surrounding areas compete throughout the soccer season to participate in this prestigious tournament and only the top two teams from the surrounding four regions participate. The tournament is now recognised as a "scouting" tournament and this year saw a record attendance of some 3 000 people;
- a ladies netball tournament has also been introduced and has proved to be an overwhelming success; and

- for the past 22 years, PG Bison has sponsored the under 15 Cricket Week. This has been PG Bison's longest-standing social investment.

In each of the communities in which PG Bison operates, sport plays an important part in the upliftment of the communities. Throughout PG Bison there are numerous smaller initiatives in place in the form of donations of sports uniforms and equipment to local schools and sporting organisations.

Steinbuild

- Sponsorship of various sporting activities including the Plettenberg Bay Easter Surf Ski Challenge, the Beeld Trophy Schools Rugby tournament, involving about 200 schools, and sponsorship of the Waterkloof High School under 14 boys' and girls' hockey teams.

Europe and the United Kingdom

- Support of local sporting activities including support of the local football team at Rzepin (Poland).
- Relyon (UK): support of the Wellington football and Rugby clubs.
- Bensons for Beds (UK): support of local sports men and women.



A steel drum ensemble member of the PG Bison Buccaneers at the 2009 National Field Band Championship.

Unitrans has sponsored Community Aids Response (CARe) since 2002. To celebrate youth day, Aids orphans from the Thabo Mbeki settlement in Soweto were treated by the CARe project team.



Employee health initiatives are detailed on pages 26 to 33 *and that of HIV/Aids on pages 34 to 35.*

COMMUNITY-BASED HEALTH PROJECTS: HIV/AIDS

Africa

The main area of focus in Africa remains the containment of HIV/Aids. We have extended some of our HIV/Aids programmes into the communities as follows:

Unitrans

- Unitrans Fuel and Chemical operates HIV awareness committees in all of its main depots. Kwa-Zulu Natal runs an active HIV monitoring clinic three days a week (and the division's Swaziland operations interact with government-run clinics.) These facilities are available to the community;
- Unitrans Automotive supports the Cotlands programme which offers a variety of residential and community-based programmes to vulnerable children. These programmes include pediatric hospices as well as antiretroviral treatment;
- several of the community-based training initiatives, such as the support of the Deaf Community of Cape Town, also cover HIV/Aids education;
- diet and the strengthening of the immune system play a considerable role in the fight against HIV/Aids. Unitrans Freight and Logistics is investigating a potential investment in a dietary product which has been especially developed for poor communities and offers balanced nutrition at affordable rates. Trials of the product are commencing in Kimberley; and
- continuous support of CARe which provides medical care to people living with HIV/Aids. Sponsorship of this programme is focused towards orphan support and youth outreach programmes.

PG Bison

- To highlight the awareness campaign of World Aids Day, family days were held in each region in which PG Bison operates. All spouses, partners and children were invited to meet the PG Bison-trained peer educators and other Wellness Team members. The main aim of the day was to promote voluntary counselling and testing and to offer education on wellness in general, with a key focus on HIV/Aids; and
- during the year, each site is involved in wellness initiatives such as the education of workers from surrounding factories, local schools and communities on HIV/Aids and preventative measures.

Steinhoff Africa (corporate office)

- As part of Steinhoff's extended family programme (HIV/Aids orphan project), Steinhoff Africa has entered into various agreements with Phumelela Gaming and Leisure Limited.

COMMUNITY-BASED HEALTH INITIATIVES: OTHER

Steinhoff Asia Pacific

- As in previous years, both the Freedom and Snooze brands have had strong associations with children's charities in Australia and, in the case of Freedom, also in New Zealand. Freedom has been a long-term sponsor of the Children's Cancer Institute of Australia, Australia's leading child cancer research organisation and has raised money for this charity by the sale of its Dr Dinosaur product; and
- Snooze has also established a long-term relationship with the Murdoch Children's Research Institute, a specialist medical research organisation focusing on a range of childhood illnesses. Funds are raised for the institute through the sale of specially produced children's bedroom furniture and bedding products.

INITIATIVES FOR INVESTMENT INTO THE COMMUNITY

Africa

Unitrans Supply Chain Solutions

- This division assists Ikhaya Lethemba, which is an outreach team supporting the community with basic commodities and health care and counselling services; and
- El-O-Him shelter, which looks after and rehabilitates abused women and children.

Steinhoff Africa (corporate office)

- Steinhoff Africa has continued its support of the Abraham Kriel Childcare Foundation. With the foundation's management assistance, Steinhoff Africa sponsors the care of more than 200 Aids orphans and 100 adults in and around Soweto. This intervention enables children to remain in their deceased relatives' homes and assists with schooling, counselling, nutrition and medical care.
- Steinhoff Africa is an honorary member of the Tikkun Foundation, an organisation formed to uplift historically disadvantaged groups in South Africa.

All divisions

Various donations are made to community based organisations such as children's foundations, old-age homes, cultural organisations and unemployment programmes. This support may take the form of cash donations and/or the contribution of goods and services.

STAKEHOLDER DIALOGUE

	EMPLOYEES	INVESTOR RELATIONS	BUSINESS PARTNERS
STAKEHOLDER GROUPS	Employees Trade Unions Regulatory bodies	Equity investors Institutional investors Company analysts Media Related stakeholders and regulatory bodies such as the JSE	Other business partners
COMMUNICATION/PARTICIPATION	The group employs approximately 41 500 people. Each of our divisions and business units has employee representative forums and are union and/or non-union based. Recognition agreements are negotiated with representative unions, accommodating ongoing communications to their members. Communication and feed-back occurs by way of road shows with the CE and management, employee briefings through various media, climate surveys and, in some instances, on-line access to feed-back forums. The group also has an anonymous 24 hour anti-fraud line. We strongly believe in, and promote, open discussion with our employees and will go into consultation and/or negotiations at any stage to resolve matters that may affect them and their working environment.	In addition to regulatory publications and other communications, management encourages regular contact with the investor community. Local and international road shows, investor days and one-on-one meetings and interviews are held on a regular and on-going basis. All publicly available corporate communication documents are available on the group's website. (e-mail: investors@steinhoff.co.za).	Commercial relationships are in place and are managed through the divisional operations. Where appropriate, client and customer satisfaction surveys are conducted. Customer liaison and complaint procedures are in place.

OTHERS

Regulators: Central banks, Revenue authorities, Advisory councils, Governments, Competition authorities, Stock exchanges	Communities	Industry bodies
The group encourages dialogue with governments and regulators and values strong relationships with these stakeholders. To maintain this, the group interacts directly and through industry associations on a wide range of industry specific and national imperative issues. Our approach to engagement favours personal interaction but, where this is not possible, other means of communication are used.	Where applicable forums are established to meet with communities, local municipal and commerce representatives. Issues, projects and programmes regarding this group and its involvement with Steinhoff are discussed. Other events like school visits, sporting events through sponsorships etc. are also used as a platform for communication and community buy-in. Due to the diversity of communities, posters, newsletters, local newspapers and radio stations are all avenues for communication. Consultative and structured communication platforms have been established for the community surrounding the Ugie particleboard plant and the North Eastern Cape Forests.	Participation in and attendance at industry-related forums such as the Road Freight Association in South Africa, the South African Bus Operators Association, die Afrikaanse Handels Instituut, and other national and international bodies, form part of the communication platform for this stakeholder group. Senior employee representation to these forums is on-going and aids with Steinhoff's external corporate brand awareness and reputation management within the various sectors of operation.

EMPLOYEE INITIATIVES

EMPLOYEE DEVELOPMENT



The skills and dedication of our employees have in no small way contributed to the successes that the group has achieved and provide a solid foundation for sustainable growth.



Group approach

Human capital development has been incorporated into all of the group's operations to support our sustainability initiatives and to facilitate achievement of the group's vision – to provide strategic product offering focused on furniture, beds and related homewares, and, in Africa, includes integrated raw material and logistics operations and the retail of automotive and building supplies.

Directives for the management of human resources are set and endorsed at group level, yet enforced and managed within each operation. These directives are driven by the Steinhoff International human resources and remuneration committee.

Divisional approach

The directives set at group level are adopted by the divisional human resources and remuneration committees and targets are set, based on each division's specific needs. The divisional targets are incorporated into the key performance areas (KPAs) of the divisional managing directors and form part of the annual incentive bonus scheme measurements. The terms of reference of the divisional human resources and remuneration committees include remuneration, medical and retirement benefits, employment equity/equal opportunities, black economic empowerment, succession planning, training and development, industrial relations and performance management.

As a responsible employer, we are committed to ensuring that our employees world-wide work in an environment that actively fosters development and growth, recognises and appropriately rewards individual performance and assists employees to reach their full potential.

HUMAN RIGHTS

We support the human rights' dictates of the countries within which we operate. The principles of non-discrimination, employment equity and freedom of association are entrenched in the group's policies.

The group does not tolerate any form of discrimination based on religious or other beliefs, nationality, gender or race. Harassment in any form of fellow employees is viewed in a serious light and, should this occur, appropriate disciplinary action would be taken.

HUMAN CAPITAL

The group complies with all of the employment related legislation in the countries within which it operates.

As at 30 June 2009 the group had approximately 41 500 employees worldwide, divided into regions as follows:

30 JUNE	2009	2008	2007	2006	2005	2004
Southern Africa	21 700	29 300	28 300	32 000	24 500	13 100
Eastern Europe[1]	5 100	6 000	6 800	7 000	7 200	8 000
Western Europe[2]	12 000	6 000	5 900	6 500	5 500	1 200
Pacific Rim and India	2 700	3 500	4 000	4 500	4 300	4 300
	41 500	44 800	45 000	50 000	41 500	26 600

[1] *Central and Eastern Europe includes Hungary, Poland and Ukraine*

[2] *Western Europe includes Belgium, Germany, the Netherlands, France and United Kingdom*

At 30 June 2009, of the total number of employees employed by the group worldwide, approximately 68% were male and 32% were female. Of the total of 21 700 employees employed in southern Africa, approximately 91% were from a previously disadvantaged background.

ATTRACTION AND RETENTION OF STAFF

Steinhoff's Employer of Choice programme has proved to be an invaluable tool in attracting skilled and qualified personnel in the face of global competition for skilled employees and in assisting to retain the key employees required to ensure our ongoing success and sustainability.

The programme addresses three main areas:

- The retention and development of current employees. The main areas of focus that are receiving attention are communications, performance management, diversity and talent management. The low headcount attrition rates experienced across the group are affirmation of the programme's success. At management level, the group's attrition rate remains low at 4,1%.
- The identification and recruitment of future employees. The steps taken to reinforce Steinhoff's corporate branding among skilled people employed outside of our group as well as within academic and tertiary institutions have helped to attract a number of high calibre candidates for employment. We offer vacation work to selected students and have established bursary schemes in relevant fields of study.
- The introduction of market-related remuneration systems focusing on competitive guaranteed and variable incentive packages as well as the participation of all management staff in our long-term incentive share scheme. The intended introduction of a black management trust as well as an employee share trust, as part of the broad-based black economic empowerment (B-BBEE) Equity Transaction, detailed on page 24, will further serve to attract and retain staff.

It has been recognised that South Africa is the area of our operations that will most benefit from a focus by us on education, training and development, working alongside government initiatives.

EDUCATION, TRAINING AND DEVELOPMENT

The managing director of each division has full responsibility for training and development of the staff within their areas of control. Training and development needs are costed as part of the annual budgeting process for each division and budgets are allocated accordingly.

South Africa

It has been recognised that South Africa is the area of our operations that will most benefit from a focus by us on education, training and development, working alongside government initiatives.

Training and development plans are captured into workplace skills plans for each legal entity and these plans are submitted annually to the applicable Sectoral Education and Training Authority (SETA). Such submissions are then used as a basis for the calculation of claims against compulsory training and the development levies paid to the South African government as a percentage of payroll costs.

Within our South African operations, literacy and numeracy training and learnerships applicable to operational needs remain prime areas of focus. Close liaison with the governmental sectoral education and training authorities is critical to our success in this area. Adult Basic Education and Training (ABET) is made available to those employees who have demonstrated learning potential. These employees are sponsored by the divisions and are normally part of a mentoring programme.

Training budgets vary between 1, 5% and 5% of total payroll costs per division, dependant on the specific training needs of the division. The execution of budgeted and planned activities is relatively easy to monitor, being linked to specific performance management targets and incentive bonus schemes. The average number of training days per annum per employee, across the African divisions, varies between two and five days.

The number of black employees who were enrolled on programmes that lead to receiving recognised qualifications with simultaneous work experience equated to approximately 0,5% of all employees in Africa.

People with disabilities are included in our training and development assessments and interventions.

Various internal and external training interventions, addressing technical and supervisory/management competency assessed deficiencies, are offered where appropriate.

Internal and external courses are, in general, facilitated by external service providers and it is the role of the South African group training and development manager to ensure that synergies are achieved by arranging common needs interventions per region. This approach has saved us cost and time and has ensured a commonality in approach and measurement of success where applicable.

Divisional initiatives include:

Unitrans Supply Chain Solutions

The division's reputation for service excellence, which has assisted it in securing and renewing its platform of long-term contracts, requires ongoing training of the highest standard. Driver training is conducted either via experienced internal driver trainers, registered as qualified trainers/assessors, or is outsourced to accredited training providers who provide SAQA-aligned training.

Within the Unitrans Fuel and Chemical division, approximately 780 employees received internal training on dangerous goods and product knowledge, the operation of vehicle combinations and on economic and defensive techniques for driving articulated vehicles. The division's customers in the fuel and petroleum industry sector set exacting service levels, not only for health and safety, but for all areas of the division's operations. By maintaining high standards of driver training, the division has been able to meet these stringent service level requirements. Unitrans Fuel and Chemical is a fully-accredited training provider registered with the Transport Education Training Authority and runs several in-house, accredited training programmes.

To ensure the sustainability of our operations and the availability of qualified drivers, as part of our CSI programme, driver training is offered to selected unemployed people.

Unitrans Automotive

Most training is compulsory and is provided by the franchise principals, in terms of the relevant franchise agreements. This takes the form of product-specific technical and sales training. The graduate management trainee programmes, which use an external service provider, assist with equal opportunity initiatives.

PG Bison

Internal initiatives are focused on technical skills and product training. ABET courses and learnerships in electrical engineering, mechanical engineering, forestry stewardship and in assessor, moderator and mentorship skills are provided by external facilitators.

Europe

General training extends across the workforce and initiatives include:

- language training;
- leadership training;
- IT courses;
- technical courses;
- tax courses;
- 18 month courses on soft skills, project management and effective cost management; and
- five Sigma lean-manufacturing training at Klose.

Electronic retail training for sales staff has proved successful and the accreditation of our training programmes by government institutions, as for example in Europe via the European Union funded skills drive, has also assisted our development initiatives.

United Kingdom

Retail

Training initiatives include:

- mandatory internal induction training;
- internal sales management programmes;
- the ABC performance programme. This programme covers product knowledge, customer service, delivery and loading standards and motor vehicle driver focus training. These programmes are provided by a mixture of distance learning and in-branch modules; and
- National Vocational qualifications in various management, leadership and business skills.

Manufacturing and logistics

Initiatives include many of the programmes provided under the retail division plus:

- skills for production/service;
- safety skills; and
- skills for employee development/business skills.

Pacific Rim

The focus in this division is on internal training, supported by an e-learning platform. This internet-based system allows employees to complete workplace training, both in the workplace and at home. The system delivers quality branded curricula as well as systems for reporting and managing training completion rates. External training has focused on Excel and Viso courses, legislation updates and forklift training.

BURSARIES

The group, as well as some of the divisions, offers sponsored bursaries within disciplines where there are skills shortages. The main recipients of bursaries are previously disadvantaged people.

PERFORMANCE MANAGEMENT

Divisional/company annual incentive bonuses schemes are based on a structured management performance process which accommodates, in general, a bi-annual assessment of each individual, cascaded down to all management staff.

Bonuses are weighted 70% - 80% for financial performances and 20% - 30% for the achievement of Key Performances Areas (KPAs).

Across the group, training and development has been set as a KPA and carries a prominent percentage of the overall KPA weighting.

Accordingly, this assessment process not only measures performance against targets, but also assesses the individual manager or supervisor's personal training and development needs, which are fed into divisional succession plans.

For management within the South African divisions, B-BBEE also forms a weighted percentage of KPAs in order to ensure the achievement of targets.

SUCCESSION PLANNING

Succession planning forms part of the group's staff retention policies, and includes needs-related training and development. Management development is entrenched across the group, with particular emphasis on candidates who have the potential for high-performance. Internal promotions are assisted by this development process and by the group's systems of assessing managers and employees. Due to the current shortage of skills, in particular in South Africa but increasingly on a global scale, we have taken steps to identify, recruit, develop and appropriately utilise talented individuals within the group to ensure retention and progression. Our Talent Management Programme's country-specific panel systems facilitate this.

We have linked our succession planning and employment equity strategies to focus on skills development and on the upliftment of our employees. This allows employees, particularly those from previously disadvantaged backgrounds, to take advantage of internal opportunities for advancement.

Each operation is responsible for putting plans in place to ensure the smooth succession of key executives. The succession strategy also includes, where appropriate, the recruitment of talented individuals from outside the group.

Mr. Miklós Zsolt, one of our general managers at Kanizsa received an EFQM certificate for our Kanizsa operations. This was presented to him at the Hungarian parliament.

REMUNERATION

Our remuneration philosophy and its application are detailed in the corporate governance section of our annual report on pages 68 to 71, together with the terms of reference of the group and divisional human resource and remuneration committees on page 67.

Employee purchases

The group has utilised its diversity of products and services to ensure that employees enjoy reduced prices when purchasing these products or services. This forms part of our Employer of Choice programme and acts as a substitute for other benefits which would be difficult to manage in a geographically widespread global organisation.

The 'Steinpol Ilamka Rzepin' soccer team is supported by Steinpol.


11%
15%
30%
50%
87%
2009
11%
14%
26%
47%
84%
2008

BLACK EMPLOYEES AS A PERCENTAGE, PER CATEGORY, OF TOTAL WORKFORCE IN AFRICA

- Top management
- Senior management
- Professional qualified/middle management
- Junior management
- Semi skilled staff
- Unskilled staff

EMPLOYMENT EQUITY/EQUAL OPPORTUNITY

Together with B-BBEE, we view employment equity/equal opportunity as a long-term commitment towards the creation of an equitable work environment. The group's employment equity programme is focused on achieving fair representation across employee groups, removing any remaining barriers to the advancement of designated groups and on unlocking the value inherent in the group's diversity. The rate of progress made in achieving employment equity targets can however be influenced by the rate of growth experienced in the divisional operations and by skills shortages in certain areas.

South Africa

Key principles have been built into our employment equity policies to redress past inequalities by:

- aligning employment equity considerations with the operation's strategic objectives and training programmes;
- promoting talented employees from previously disadvantaged backgrounds as suitable opportunities arise; and
- complying with the Employment Equity Act which requires annual reporting by each registered legal entity in South Africa on progress made towards employment equity and on targets set for the year ahead.

Employment equity is one of the pillars of the B-BBEE Scorecard and, accordingly, is an area that receives ongoing management attention. Employment equity progress also forms part of the divisional managing directors' performance management assessments.

Through our employment equity initiatives and our education, learning and development policies, we aim to create a racially equitable workplace that more closely represents the racial and gender demographics of South Africa, while retaining an efficient and motivated workforce. The progress made from the prior year, particularly in the categories of professional qualified/middle management and skilled staff, is particularly pleasing and reflects well on our training and recruitment initiatives.

Targets set for employment equity/equal opportunity

Each of our South African entities files an employment equity plan with the Department of Labour and specific employment equity targets are set, categorised by occupational levels, race and gender. Progress against the achievement of these targets is measured both internally by our performance management system and externally by the Department of Labour.

Group operations

Our international divisions place a special emphasis on equal opportunities with reference to gender, remuneration and other conditions of employment, by regular monitoring and discussions held in union or employee-representative forums.

Our manufacturing and logistics working environments are less attractive to females than the retail side of our operations. The male/female representations recorded in 2009 are reflected in the charts shown on the right.

Good progress has been made with females moving to supervisory/managerial positions. The South African divisions however experience great difficulty in finding adequately skilled black females for management positions and the progress that has been made to date in this regard has been below expectations. Our focus is now on training and developing young graduates/adequately qualified females for future management positions.

Overall group target for gender representation

The group's target is to move to an overall male/female representation split of 65/35 respectively within the next two years. We believe that the retail sector gender distribution split can easily move to a 50/50 split. However, our manufacturing sector target of a 70/30 male/female split will undoubtedly present a challenge.


28%
72%
MANUFACTURING /LOGISTICS
45%
55%
RETAIL
36%
64%
AVERAGE
MALE/FEMALE REPRESENTATION IN AFRICA
Male
Female

Steinhoff endorses a B-BBEE policy which supports the South African government's efforts towards an integrated and coherent socio-economic process that directly contributes to the economic transformation of South Africa.

BROAD-BASED BLACK ECONOMIC EMPOWERMENT (B-BBEE)

Steinhoff endorses a B-BBEE policy which supports the South African government's efforts towards an "integrated and coherent socio-economic process that directly contributes to the economic transformation of South Africa and brings about significant increases in the numbers of black people that manage, own and control the country's economy, as well as significant decreases in income inequalities".

Responsibility for the implementation of the group's transformation strategy has been assigned to executive management, under the leadership of the CE, Steinhoff International.

B-BBEE scorecards

Preferential Procurement

Systems have been put in place in all divisions to track procurement spend on a quarterly basis and to ensure that supplier verifications are in place and are properly recorded.

The group will however not compromise on quality, price, delivery, and service and, in striving to reach its scorecard targets on points for preferential procurement, will ensure that all safety, technical, commercial compliance and environmental standards are met.

Ownership

The targets set for ownership will be assisted this year by the broad-based black economic empowerment equity transaction (The B-BBEE Equity Transaction) that took place in December 2008. This score will flow through to the operations and will improve their overall scores considerably. Details of the B-BBEE Equity Transaction are on pages 24 to 25.

Management control and employment equity

The target for management control and employment equity differs within the various divisions due to the diversity of the operations, the currently identified internal potential, succession plans, recruitment and attraction strategies and the availability of potential candidates in the market. Realistic targets have been set as per the annual submissions to the Department of Labour.

The B-BBEE Equity Transaction will assist a great deal in the retention and attraction of black middle, senior and top management, via a special share allocation for these categories under the Steinhoff Africa Black Management Trust. Amongst other branding and marketing efforts, this will assist Steinhoff in becoming an Employer of Choice for this grouping of people.

Enterprise development

This element of the scorecard aims to address certain key challenges facing Qualifying Small Enterprises and Exempted Micro Enterprises and, more specifically, black owned entities that struggle to take their businesses from survivalist and/or micro level to a level of sustainability and profitability. The challenges that this element seeks to address include:

- the high failure rate amongst black-owned start-up businesses due to lack of access to financing and other business support; and
- the support of job-creation, which cannot be achieved without the growth of the small business sector.

Examples of the group's enterprise development initiatives in South Africa include:

- Bojanala Bus – established by Unitrans Passenger and B-BBEE partners to provide commuter bus transport in North-West province;
- PG Bison – the support of various initiatives, including:
  - Eluxolweni Trading Enterprises (Cleaning)
  - Ncilashe Business Enterprise cc (Waste Management)
  - Mvelimhlophe Cleaning and Maintenance (Gardening);

- Vitafoam – support of Comfort Bedding, a B-BBEE enterprise;
- Klipstone Transport – established by Unitrans Supply Chain Solutions (USCS) and B-BBEE partners to provide logistics services to Afrisam;
- Setjhaba Carriers – established by USCS and B-BBEE partners to transport tailings for De Beers Mines in Kimberley;
- the granting by USCS, to its numerous sub-contractors and owner-drivers, of favourable credit terms and pricing on spares, fuel and tyres ; and
- the assistance by the Steinhoff Africa group with many other smaller enterprises engaged in non-core activities such as vehicle washing and valet services.

B-BBEE scorecard ratings and targets

During the period under review, the Steinhoff Africa group improved its B-BBEE rating to a Level 7 contributor. This is a significant improvement over the prior year and reflects the commitment from the various operations within Steinhoff Africa that have made this possible. The group has appointed a full time B-BBEE manager to provide internal divisional assistance in aligning the strategies of divisions/business units within Steinhoff Africa in order to attain the target of Level 5 or better within the next two years.

Documented targets for preferential procurement, ownership, management control and employment equity (in line with industry standard/charter/code of good practice) are shown in the table on page 22.



Bensons for Beds sponsored the An Tay A Primary School in Vietnam. They replaced 43 table tops, fixed the lighting, installed water filter equipment and gave the children new stationery.

	PREFERENTIAL PROCUREMENT	OWNERSHIP	MANAGEMENT CONTROL	EMPLOYMENT EQUITY
Scorecard weighting	20	20	10	15
Division		**Target**		
Steinbuild	10	5	2	4
Steinbuild is working towards its individual store targets and has appointed a dedicated external agency to assist.				
Unitrans Freight and Logistics	14	10	2	6
At Level 5. Achieving target set by Steinhoff for the group				
Unitrans Fuel and Chemical	19	10	7,5	3,5
At Level 5. Achieving target set by Steinhoff for the group				
Unitrans Sugar and Agriculture	15	10	1,5	7
At Level 6. Targets set for all pillars to achieve Level 5				
Unitrans Automotive	1,5	10	1,5	2,5
The low target on procurement is due to the fact that dealerships are contractually bound to purchase from original equipment manufacturers that are generally non-compliant. Ratings are regularly reviewed and self-assessments are conducted.				
Unitrans Passenger	16,5	10	2	3
At Level 5. Achieving target set by Steinhoff for the group				
PG Bison	10	10	2	5
At Level 7. Targets set for achieving Level 6 status within the next financial year and for meeting the Steinhoff group target of Level 5 within two years.				
Raw Materials	7	10	1,5	5
At Level 7. Targets set for achieving Level 6 within the next financial year and for meeting the Steinhoff group target of Level 5 within two years.				

For the socio-economic development element of the scorecard, all divisions have already reached their target, i.e. maximum points on the scorecard. Details of the divisions' enterprise development initiatives are given on page 20 to 21 and all divisions are working towards achieving their targets for this portion of the scorecard by initiating new arrangements and by reviewing their existing arrangements with black-owned enterprises. The element of skills development has been covered in detail on pages 14 to 15 of this report and, again, all divisions are working towards achievement of their targets, focusing on areas where skills shortages have been identified.

Systems to monitor performance against targets

The progress against budgeted B-BBEE targets is monitored quarterly as an agenda item at all divisional board meetings within the Steinhoff Africa group. Administration requirements and supporting documents for external verifications are being integrated into monthly reporting. Operations have also budgeted to make use of the SANAS list of accredited verification agencies to have external verifications done on completion of the Steinhoff Africa ownership verification exercise, currently done by AQRate.

B-BBEE has become part of managements' KPAs, which are linked to annual incentive schemes.

Steinhoff Africa is piloting a human resources information system (HR Smart) within one of its divisions, with a specifically B-BBEE designed training module to assist with the capturing of any training initiatives as well as the monitoring of learnerships and other skills development programmes. Once successfully implemented in this division, HR Smart will be rolled out to the rest of the Steinhoff Africa group and will assist greatly with the monitoring of expenses against skills development targets.

Verification

Our South African operations have completed self-assessment B-BBEE scorecards and these will be audited over the next year by the recently accredited external rating agencies. Certain divisions have already been externally rated.

Ongoing commitment

The following group initiatives in South Africa are examples of our ongoing commitment to B-BEEE:

- PG Bison, as part of its management buy-out in 1999, involved more than 650 black people who all benefited on Steinhoff's acquisition of the PG Bison group;
- the formation in 2005 of the Unitrans Limited Employee Benefit Trust, which holds 30,2% of the issued share capital of Fundiswa Investments (Proprietary) Limited (Fundiswa). Fundiswa's other shareholders are Thembeka Capital Limited (previously Arch Equity Limited) and Mvelaphanda Capital Limited, both of which hold 34,9% and are recognised black empowerment companies. Fundiswa holds 23,2 million shares in Steinhoff International Holdings Limited. Security for the funding of this transaction was provided by Steinhoff;
- in 2006 Steinhoff provided ultimate security for funding the acquisition by Micawber 455 (Proprietary) Limited, an accredited black empowerment company, of 26 million shares in KAP International Holdings Limited, an associate of Steinhoff, for R84,6 million;
- in 2007 Steinhoff required that the consortium that purchased the South African furniture manufacturing and import interests include meaningful B-BBEE partner participation; and
- The Steinhoff Africa Employee and Management Share Ownership Scheme was formed as part of the B-BBEE Equity Transaction.
- The sale in 2007 of Steinhoff's South African furniture manufacturing interests for R1 375 million to a consortium comprising private equity, management and a B-BBEE grouping, reflects the group's commitment to transformation and has secured additional scorecard points for the sale of an asset to a purchaser with the appropriate B-BBEE credentials.

S'khulasonke means "grow together" and reflects the view that the B-BBEE Equity Transaction will result in an enduring and value-creating partnership that will become one of the key drivers to sustainable growth of the South African operations of Steinhoff.

The B-BBEE Equity Transaction

A broad-based black economic empowerment (B-BBEE) equity ownership transaction (the BEE Equity Transaction) was approved at the shareholders annual general meeting held on 1 December 2008. The transaction was effected via a special purpose vehicle, Steinhoff Sikhulasonke Investments (Proprietary) Limited (S'khulasonke).

S'khulasonke means "grow together" and reflects the view that the B-BBEE Equity Transaction will result in an enduring and value-creating partnership that will become one of the key drivers to sustainable growth of the South African operations of Steinhoff.

The parties to the B-BBEE Equity Transaction

- All South African permanent employees of Steinhoff Africa not currently participating in the Steinhoff long-term share incentive scheme(s) via a Steinhoff Employee Share Trust. Of these permanent employees, more than 70% are black (as defined in the Broad-Based Black Economic Empowerment Act No 53 of 2003), participating on an equal basis through an employee share ownership plan; and
- the South African permanent black management of Steinhoff Africa, through the Steinhoff Africa Black Management Trust.

Terms of the B-BBEE Equity Transaction

The B-BBEE parties listed above, together with Steinhoff (which retained an equity stake in S'khulasonke to allow for possible future allocations) have acquired the ordinary issued shares of S'khulasonke at the par value of R1,00 (one rand) per share, pro rata to their allocated shareholdings.

S'khulasonke holds shares in Steinhoff International (i.e. directly in the listed company).

Funding for the B-BBEE Equity Transaction

Funding for the Steinhoff shares was be raised by S'khulasonke through redeemable cumulative preference shares were issued to Steinhoff Investment Holdings Limited. These preference shares accrue dividends at the prime interest rate payable in South Africa, with a floor of 12% per annum. The preference share funding will be repayable after a period of six years.

After repayment of the preference share funding, S'khulasonke will retain ownership of the Steinhoff shares for a further period of three years, i.e. up to the termination date of the nine-year B-BBEE Equity Transaction (save for any shares that may be required to settle the preference share funding and the resultant preference share costs on expiry of the initial six years).

Voting rights and rights to participate in distributions

The Steinhoff shares to be held by S'khulasonke will carry full voting rights together with full rights to participate in distributions, which will be used as follows:

- 50% to service the preference share funding;
- a portion to pay for the ongoing costs of S'khulasonke; and
- the balance to be distributed to the shareholders of S'khulasonke.

Effect of the B-BBEE Equity Transaction

We believe that the B-BBEE Equity Transaction will continue to preserve shareholder value and will contribute to the sustainability and growth of our operations in South Africa.

Trade unions and employee participation

Within our labour intensive environment, it is important to ensure a set of rules, policies and procedures to assist with the regulation of the workplace relationships. This framework is established at group level and is disseminated to divisional management to adapt according to the particular needs of each division.

The union representation throughout the group is highest within our South African operations and Steinhoff Africa's policy and procedures manual covers the majority of the applicable regulatory matters.

Circumstances and legislation however vary from country to country and therefore such policies and procedures are flexible to accommodate the specific dispensation's requirements.

Employees are introduced to these policies and procedures during induction sessions, interaction with HR departments and via newsletters, divisional intranets and written contracts of employment. We have established operational workplace committees which ensure regular interaction between management and employee representatives on various issues.

Steinhoff's operations are, in general, bound by industry bargaining or government determinations in terms of minimum conditions of employment.

Our union representation varies between 21% and 65% within our South African divisions, according to region and industry, with minority representations in our European and Pacific Rim divisions.

Steinhoff Africa, due to its higher level of union representation and various industry bargaining council processes, has appointed an employer relations manager at a senior level, reporting directly to the international group human resources executive. Apart from ongoing relationship-building with relevant union in-house and external officials, this position assists divisions to deal with disputes in an amicable manner.

Where required, we have concluded recognition agreements with majority representative unions within the divisional business units. Should any union obtain majority representation within a division, similar agreements would be negotiated.

Workplace forums, which accommodate unionised and non-unionised labour, not only deal with conditions of employment but also facilitate the consultation of employees within problem solving sessions, act as a strong communication tool to and from employees and deal with health and safety and employment equity matters. We have found these consultative workplace interactions to be instrumental in introducing more flexible working arrangements and in securing a reciprocal higher level of commitment towards the company. The group has introduced extensive awareness programmes amongst employees and the external markets to brand Steinhoff as an Employer of Choice.

In addition, through the B-BBEE Equity Transaction, the group has made all employees in South Africa, other than those senior executives already participating in the Steinhoff Share Rights Scheme, shareholders in Steinhoff through a nine-year participation scheme. This scheme has lead to enhanced employee/union commitment and acts as a valuable retention tool.

Labour strikes are generally minimal but were experienced in South Africa during the last session of wage negotiations within the transport industry. A deadlock was declared by the unions within the National Road Freight Bargaining Council on an 11% increase and our drivers participated in a country-wide strike for five days over the 2009 South Africa Easter weekend period. Agreement was reached on 11%.

Our industries' collective bargaining positions are threatened with declining union membership numbers which could eventuate in divisional and/or plant level bargaining and/or consultations. Steinhoff is in the forefront of industry initiatives to address this concern with the unions, in an effort to bolster and enhance collective bargaining structures.

HEALTH AND SAFETY



Operational responsibility for health and safety rests with the management of each division, supported by general managers, human resource managers, divisional and regional health and safety managers and occupational health and safety representatives. Overall responsibility rests with the board.



Group approach

Health and safety guidelines are determined at group level. The health and safety of our employees is of paramount importance.

Divisional approach

The guidelines set at group level apply to all of the group's operations and require, as a minimum, that the legislation, regulations and codes of practice and industry standards of each country in which the group operates are complied with.

RESPONSIBILITY

Overall responsibility for health and safety across the group rests with the board.

Operational responsibility for health and safety rests with the management of each division, supported by general managers, human resource managers, divisional and regional health and safety managers and occupational health and safety representatives. Where required, health and safety committees are in place throughout the divisions. External consultants and administrators are appointed should specialised expertise be required.

REPORTING

Continuous risk assessments, safety training and implementation of workplace systems are undertaken and are reported on to measure improvement and to identify additional areas of focus. Internal or external assessments, reviews and independent audit results are reported on regularly by the divisional committees, safety representatives and management and follow the established reporting channels, if necessary up to board level. Integrated computerised SHEQ systems have been introduced by certain divisions, e.g. Unitrans Supply Chain Solutions and PG Bison, and assist greatly in the compilation of accurate and timeous SHEQ reports and in the identification and management of risk areas.

Health and safety is regularly reviewed from a risk perspective and any significant risks identified are included in the divisional risk reports and, again, are reported through the established risk reporting channels, if necessary up to board level.

FINES AND PENALTIES FOR NON-COMPLIANCE

During the period, no fines or penalties of any significance were incurred by the group's divisions.

SICK LEAVE

Sick leave is a key indicator of the efficacy of group health and safety policies and, across the group, there has been an encouraging decrease in the sick leave statistics. This is individually reported on in the divisional examples detailed below.

DIVISIONAL INITIATIVES/STATISTICS

While compliance with relevant legislation in the areas in which we operate is mandatory, the group strives to go beyond mere compliance and several of the divisions have introduced specific in-house health and safety programmes/initiatives, examples of which are detailed below together with details of sick leave statistics, the number of employees who underwent training and external verifications:

Africa

Unitrans Supply Chain Solutions

Unitrans Supply Chain Solutions has introduced integrated SHEQ systems across its operations. This is supported by a structure of SHEQ managers, coordinators and safety managers and an extensive advanced integrated computerised SHEQ and compliance system, Entropy. The system is accessible to all staff and incorporates all of the division's policies and procedures, encompassing incident/root-cause analysis, risk assessment programmes and legal and statutory registers.

For the past three years, Unitrans Supply Chain Solutions has received the coveted South African Focus on Excellence "Transporter of the Year "award and the division is again a finalist for this year. In October 2009, a gold award was presented to Unitrans Supply Chain Solutions in the South African Logistics Achiever Awards. The comprehensive SHEQ systems introduced have contributed towards these achievements.

Integrated computerised SHEQ systems have been introduced by certain divisions, e.g. Unitrans Supply Chain Solutions and PG Bison, and assist greatly in the compilation of accurate and timeous SHEQ reports and in the identification and management of risk areas.

As an operator of approximately 2 300 heavy vehicles, Unitrans Supply Chain Solutions' accident statistics relate mainly to road accidents. Formal investigations are conducted on all accidents and statistics are regularly reported through the normal reporting channels and are reviewed by the divisional boards to detect any trends or areas that require remedial action. Any serious injuries or fatalities are reported immediately to the members of the Unitrans Holdings' executive committee.

During the period, there were four employee fatalities within the division, all attributable to road traffic accidents (2005: five). These statistics should be viewed against the approximately 200 million kilometers that were travelled by the division's vehicles and the background of external causal factors beyond the control of the division. Nevertheless, all fatalities, however caused, are the subject of intensive investigation. (These four fatalities were the only employee fatalities recorded in the Steinhoff group.)

Driver training, including defensive driving training, remains a key area of focus. (See under education and training on page 14).

Unitrans Fuel and Chemical

Exacting health and safety standards are required by the division's customers, who are mainly international oil and petroleum corporations, and the management of health and safety is a vital part of the business of this division. A behavioral-based safety (changed management) process, aimed at creating awareness in staff, management of the risks and working towards the reduction and elimination of risks, has been adopted. Staff, customers and the public are encouraged to report any unsafe acts and conditions. The Behavioral- Based Health and Safety Policy, CPSHEQ 1 focuses on changing at-risk behaviour, making individuals more aware and responsible for their own actions, while not derogating from management's responsibility to ensure legal compliance.

Training, reporting and monitoring is an integral part of this process. The "Hantle Process", which is a behaviour modification programme, has been adopted. This process focuses on safety samples, moment-in-time observations, on-the-road observations, job plan observations and the correction of at-risk behaviour.

Days sick leave taken expressed as a percentage of normal working days fell to 0.80% (2008: 0.89%).

Safety training by employees (305 trained) was well over the target set (244), with a target of 342 employees to be trained set for 2010. Driver training includes defensive driving training and fatigue management and operates alongside driver management programmes which regulate hours and shifts worked.

The accident rate per million kilometers for this division has dropped to 5.5 (2008: 7.91).

External audits/verifications include Dekra ISO audits, Scott Safe Consultants OHS Act compliance audits, and regular customer and ASQA audits, both local and international. A firm of attorneys has been appointed to update the division's legal registers and advise on compliance issues.

Unitrans Freight and Logistics

The Blueprints programme, designed to measure SHEQ compliance by employee self-assessment has been put in place at a number of contracts and is proving very effective.

"Toolbox Talks" are conducted on a weekly basis to address topics of a SHEQ nature as well as individual training sessions, safety sampling and job observations. All procedures are posted onto the Entropy system.

A driver-fatigue management programme is being implemented at a number of contracts and operates alongside driver-scheduling programmes which control the number of shifts worked and the hours on duty.

Days sick leave taken expressed as a percentage of normal working days fell to 0,54% (2008: 0,99%).

Safety training remains an area of high focus and, annually, approximately 1500 employees receive training in areas such as first aid, firefighting and defensive driving.

An external agency has been engaged to audit legal compliance with the provisions of the OSHAct and periodic group SHEQ audits are carried out.

Unitrans Sugar and Agriculture

This division has introduced a system of publicising incidents, including near-miss incidents, to promote awareness. The outcomes of accident investigations are publicised and distributed across all depots.

The days sick leave taken, expressed as a percentage of normal working days fell to 0,70% (2008: 1,08%).

50 employees attended safety courses during the period. This figure is unchanged from the prior year.

Each depot conducts an annual internal health and safety risk assessment.

Unitrans Passenger

To minimise the risk of injuries and fatalities and to decrease accident incidences, regular root-cause analyses are conducted, with the implementation of corrective action through re-training and awareness programmes.

Days sick leave taken expressed as a percentage of normal working days fell to 0,07% (2008:0,12%) and disabling injuries on duty fell to 13 (2008: 28).

Safety representatives conduct monthly inspections at all depots, followed by bi-annual audits from head office. Major clients also conduct external audits to ensure full compliance with policies and procedures and the applicable legislation.

Unitrans Automotive

The divisional policies on health and safety matters are reinforced through franchise standards set and are monitored by the franchise principals. Each franchise division is responsible for its own health and safety management and the operational responsibility for this rests with the divisional group service managers. Service managers chair monthly SHEQ meetings and the general managers sign off on compliance. Any areas of non-compliance are reported through the normal reporting channels.

Fire has been identified as a potential risk area within this division and independent external infra-red inspections for electrical fire risk prevention and risk assessments were undertaken at selected dealerships.

110 employees attended safety course during the period (2008:16) and days sick leave taken as a percentage of normal working days remained steady at 0,22% (2008:0,21%).

External assurance is provided through the Retail Motor Industry by Compliance South Africa (Proprietary) Limited, who has undertaken audits on a number of the division's dealerships and has provided meaningful feedback. In addition to this, the service managers undertake their own safety assessments, concentrating on floors, spillages, electrical fittings, workshop equipment, safe battery-charging environments, and power tools and lifting equipment. All lifting equipment and pressurised air vessels are subjected to bi-annual service and inspection by external service providers.

Unitrans Automotive is a regular winner of dealer of the year and other top awards given by the motor manufacturers, who monitor compliance with SHEQ standards.

Steinhoff sponsors the Beeld Trophy Schools Rugby tournament which includes about 200 schools.



PG Bison's NECF mechanical harvesters. Operators of the advanced harvesting machinery shown in the picture are local community members who have undergone extensive training.

PG Bison

Health and safety risks are managed through a recently-appointed group enterprise and commercial risk manager, who consolidates all associated risk matters, including health and safety matters, managed by 18 divisional risk managers and officers from 69 sites across the Steinhoff group. Sites include forest locations, sawmills, production plants and related operations.

An integrated web-based programme is being installed for incident recording, investigation, risk performance measurement and reporting purposes, with a separate programme for managing occupational health.

The divisional SHEQ policy requires that every site will have a full or part time occupational health practitioner and that any on-site injury must be attended to immediately.

During the year, health risk assessments of all PG Bison's plantations and timber beneficiation operations were undertaken by the appointed occupational hygienist. Occupational risk exposure profiles have now been completed for the whole division.

A major risk to PG Bison and its affected employees has been identified as that of fire on its plantations and land. The following fire prevention initiatives have been put in place:

- PG Bison is a member and sponsor of various fire protection associations;
- compliance with the Veld and Fire Protection Act is monitored on a regular basis;
- extensive employee, contractor and community fire awareness programmes are run throughout the year and training takes place on a regular basis;
- a spotter plane is used at the NECF and all forestry vehicles are fitted with fire fighting equipment. Standby firefighting vehicles are available, together with a helicopter for water bombing;
- fire breaks are maintained and new roads, dams, bridges and water refilling stations are constructed; and
- certain areas are designated "No Go" areas for non-employees.

Safety awareness is key and training programmes are conducted for employees and contractors, under the Contractor Management System. All employees undergo induction training, general safety awareness and safe work procedure training. 80% of employees completed mandatory training during the year (2010 target: 100%).

Disabling injuries for the division reduced by 64% to 49 (2008: 76) and days sick leave taken expressed as a percentage of normal working days reduced to 1,67% (2008: 2,08%)

Vitafoam

Subsequent to the fire that occurred at the Vitafoam factory in Industria last year, environmental consultants conducted tests on air and water quality and feedback on both reports indicated that levels were well within prescribed limits. Continued auditing by the major chemical supplier ensures compliance with international standards.

Following the recommencement of operations at Industria, an internal audit was undertaken and all recommendations made have been complied with.

During the period, days sick leave taken, expressed as a percentage of normal working days fell to 2,08% (2008: 2,54%) and 92 employees attended safety courses (2008: 86).

Independent Fire and OSHAct audits are conducted bi-annually. In addition, internal audits are conducted monthly and an ASIB inspection is carried out bi-annually.

Europe

The legislation and regulations applicable to health and safety for our European operations require a high standard to be achieved to meet the prescribed compliance requirements.

Plant managers and safety officers ensure that all safety and fire regulations and divisional policies are adhered to. First aid personnel and clear safety instructions are in place on all production sites. The plant managers and safety officers conduct regular audits to ensure compliance with legislated standards. Health and safety committees and internal reporting structures have been established.

Days sick leave expressed as a percentage of normal working days fell to 5,5% (2008: 5,7%) and the number of employees who attended safety courses increased to 1 315 (2008: 977)

External audits are conducted by public health and safety officers, and state labour and sanitary inspectors. There were no areas or incidences of non-compliance of any significance reported during the period.

Internal or external assessments, reviews and independent audit results are reported on a regular basis by the divisional committees, safety representatives and management and follow the established reporting channels, if necessary up to board level.

Steinhoff UK

All of the group's UK businesses have documented health and safety policies and procedures in place and strict legislation and regulations govern these operations.

Additional health support is given by Relyon and Harveys to its employees. Relyon provides occupational health and physiotherapy support to all employees via a contracted doctor who conducts assessments post injury or illness, and Harveys contracts to an occupational health provider for employees who require support after long-term absence from work.

The industry norm for reportable incidents in the UK is 3 718 per 100 000 employees. Applying Steinhoff's UK employee base of 5 115 employees and their reportable incidents totalling 110 to a base of 100 000 employees, the equivalent Steinhoff UK group figure for the period would be 2 151 per 100 000 employees, well below the industry norm.

Days sick leave taken expressed as a percentage of normal working days varied across the many operating units and ranged between 0,33% to 4,13%. All units however reported a drop in sickness rates over the prior year.

Within the manufacturing and logistics businesses, 517 employees attended health and safety training sessions (2008: 406). A job-role health and safety needs matrix has been developed to assist with the targeting of training to fill identified gaps. On the retail side, three managers attended the IOSH managing Safety Course and three managers completed the NEBOSH certificate during the year.

Health and safety management in the UK is generally based on the concept of risk analysis. Risk assessment exercises are carried out or supervised by the person responsible for health and safety at each business unit, working in tandem with operational management to ensure that appropriate remedial action is taken.

There are specific requirements for inspection of lifting and other equipment. Inspections are carried out by external specialist providers. During the period, the logistics division had 12 external audits conducted by NQA and no major non-conformances were raised.

Pacific Rim

The operational responsibility for health and safety matters rests with the Steinhoff Asia Pacific board and executive management.

Each business unit has comprehensive occupational health and safety policies, procedures and processes in place. These exist under the umbrella of the division's Value Safe safety management system, which provides specific tools and information for the division's different locations and operational facilities. Compliance with the Value Safe system is regularly audited and incidents are centrally reported and managed.

Review and analysis is conducted on all reported incidents to ensure that the division's policies, training and training manuals appropriately cover preventative safety measures.

During the period there were no fatalities or permanently disabling injuries. Days sick leave taken expressed as a percentage of normal working days has remained at the 2008 level of approximately 0,4% .

100% of the workforce complement has undergone health and safety training and this percentage has been set as an annual target. A compliance programme is compulsory for all new store-based employees. Safety programmes, including food safety programmes have been developed and the on-line ELF system (an internet based training programme) allows for the monitoring of all compliance issues across operations.

A Value Safe audit is conducted annually by the regional managers and a self-audit of each site is conducted bi-annually.

DIVISIONAL CERTIFICATIONS: AFRICA
Unitrans Freight and Logistics
ISO9001 Certificate of accreditation: Durban BP Lubes Warehouse
ISO9001, ISO14001, OHSAS 18001: Mining Services Mooinoi
ISO9001, ISO14001, OHSAS 18001: Namakwa Sands
ISO9001, ISO14001, OHSAS 18001: Richards Bay Minerals
ISO9001, ISO14001, OHSAS 18001: Setjhaba
ISO9001, ISO14001, OHSAS 18001: African Explosives
ISO9001, ISO14001, OHSAS 18001: Mining Head Office
Unitrans Fuel and Chemical
ISO9001: 2000/ISO14001:2000: Clairwood
ISO9001: 2000/ISO14001:2000: National Logistics and Easigas - International
ISO9001: 2000/ISO14001:2000: Elfgas Ermelo
ISO9001: 2000/ISO14001:2000: Elfgas Secunda
ISO9001: 2000/ISO14001:2000: Ineos Silicas
ISO9001: 2000/ISO14001:2000: African Amines
ISO9001: 2000/ISO14001:2000: Air Liquide - Tulisa Park
ISO9001: 2000/ISO14001:2000: Total Alrode
ISO9001: 2000/ISO14001:2000: Total Matsapha
ISO9001: 2000/ISO14001:2000: Western Cape regional office
ISO9001: 2000/ISO14001:2000: Milnerton depot
ISO9001: 2000/ISO14001:2000: Eastern Cape regional office
ISO9001: 2000/ISO14001:2000: Killarney
ISO9001: 2000/ISO14001:2000: East London
ISO9001: 2000/ISO14001:2000: Port Elizabeth
ISO9001:2000: Botswana
OHSAS 18001: Clairwood, Swaziland
Unitrans Sugar and Agriculture
NOSA: Sezela – 3 stars
NOSA: Felixton – 3 stars
NOSA: Amatikulu – 2 stars
NOSA: Swaziland Piggs' Peak – 5 stars
NOSA: Maragra (Africa) – 3 stars

DIVISIONAL CERTIFICATIONS: AFRICA *(continued)*
PG Bison
ISO 9001: Alrode
ISO 9000: Woodline pole plants
SABS (mark scheme): Alrode
NOSA Alrode – 5 star
NOSA Boksburg, Piet Retief – 4 star
Forest Stewardship Council certification: Southern Cape Plantations[1], NECF[2] and Ugie Particle Board[3]
ASIB: at all manufacturing and warehouse sites

1 - Steinhoff Southern Cape (Proprietary) Limited – SGS-FM/COC-001143 ©FSC A.C.1996
2 - North Eastern Cape Forests (Proprietary) Limited – SGS-FM/COC-001338 © FSC A.C. 1996)
3 - PG Bison Limited – Ugie– SA-COC-002195 ©FSC A.C.1996

CERTIFICATIONS: EUROPE
ISO9001: 2000: Klose – Czerska
ISO9001: 2000: Klose – Pomorska
ISO9001: 2000: Klose – Goscicinska
European Foundation for Quality Management (EFQM): second level – recognised for excellence: 2009: Kanizsa

CERTIFICATIONS: UNITED KINGDOM
ISO9001:2000: Relyon – 4 sites registered
ISO9001:2000: Pritex
ISO14001: Pritex
TS16949: Pritex, Automotive Quality management
Ford Q1 Supplier Status: Pritex
ISO9001:2000: Unitrans – 8 sites
ISO14001:2004: Unitrans – 8 sites
ISO27001:2005 (Security management system): Unitrans – 1 site

HIV/AIDS

In Europe, the UK and Australia, the prevalence rates of HIV/Aids are much lower than in South Africa and, in these regions, the state generally offers adequate prevention and treatment interventions. However, in South Africa, there is a requirement for additional assistance and interventions to support state and industry programmes. More than 50% of the group's workforce is employed in South Africa.

Although the group operates in 15 countries on four continents, the group operations which have the potential to be most impacted by the socio-economic consequences of HIV/Aids are those in South Africa. Recent international research shows that South Africa's HIV/Aids infection and prevalence rates are amongst the highest in the world. The group has accordingly focused its attention towards the prevention and treatment of HIV/Aids in South Africa.

As sourcing from Asia increases, HIV/Aids could become an indirect risk related to suppliers. However, with an average prevalence rate of only 0,3%. Asia is at present perceived as a low risk area for the group. There is only a very small administrative group staff component permanently residing in China.

The group continues to support all divisional plans to combat HIV/Aids in South Africa, and is committed to addressing this very real issue in meaningful ways – aiming to understand the realities, to lessen the future impact, and to promote healthy lives for the employees. Indicators taken into consideration include the number of HIV/Aids infections amongst employees, the progressive impact of HIV/Aids on infected employees' health, the efficacy and availability of treatment programmes, as well as medical and other costs associated with the disease.

The previously established executive project team for HIV/Aids has been augmented by the newly-formed corporate responsibility committee. This sub committee has representation on the Steinhoff International board and will assist and guide all other task teams and divisional representatives dealing with corporate responsibility issues, of which HIV/Aids management and prevention strategies form a part. On a divisional level, the communication and responsibility channels of reporting into specific management groups remain in place.

HIV/Aids is addressed in divisional policies, with specific relevance to the requirements of each operation. However, the project team that was established to lead comprehensive group wide strategies will remain focused on collating and reviewing information received in respect of the group and on aligning actions with a particular emphasis on:

- HIV/Aids in the workplace;
- understanding and managing, to the extent practicable, the costs of appropriate medical care;
- the impact on traditional family structures; and
- demographic profiles in South Africa.

During recent years, some of the divisional operations that could be more directly impacted by HIV/Aids related consequences have established plans and interventions to aid their employees by offering:

- Prevention and early detection counselling;
- free on-site testing facilities;
- free pre- and post-testing counselling; and
- 24 hour access to on-site clinics at selected sites.

In a social environment where factors such as social stigma, lack of awareness and lower socio-economic status act as barriers to testing, the number of employees volunteering for testing where testing facilities are available, has been pleasing. Two of Unitrans's operations reported 89% and 97% of employees tested, indicating that the drive towards voluntary testing is proving successful.

Risks related to HIV/Aids have been identified and are continuously evaluated. These include risks relating to the employees' health, the impact of absenteeism on production and, ultimately, product delivery and service, with possible future skills shortages and future economic impacts on the business related to the lower-income customer base in certain areas.

Divisional Initiatives in South Africa

PG Bison

- All operations within the panel manufacturing and distribution centres have established voluntary counselling and testing (VCT) programmes;
- the Right to Care HIV/Aids Initiative Programme has been in place since 2007. Through this programme, monthly, quarterly and annual reporting on all divisional HIV/Aids interventions is facilitated;
- on-going HIV/Aids policy training is provided for all panel-product employees;
- interventions for employees and their spouses with regard to counselling and blood testing, where this is not covered by medical aids, are available;
- peer educators form part of wellness teams at every site. These team members are trained by the Wits Health Consortium;
- access to health services and advice through a communication call centre, has been put in place;
- financial and confidentiality matters are managed by Alexander Forbes; and
- on-going internal education sessions are provided for managers, supervisors, employees and representatives with regard to prevention, nutrition and social services.

In 2008 PG Bison was judged at the national HIV/Aids symposium, to have the most successful HIV/Aids initiative amongst medium-sized companies in South Africa. The division continues to build on this achievement.

Unitrans

- Prevention programmes directly aligned to employee needs remain in place. These programmes were established after in-depth consultation with employees to ensure the applicability and sustainability of such programmes.
- Support for the anti-retroviral (ARV) programme proposed by the National Bargaining Council. This initiative has been based on a Unitrans pilot programme and focuses on establishing national roadside assistance clinics to provide access to ARV treatment for employees working within the South African road freight industry.
- Regional AMS 16001 committees remain in place. These committees provide assistance with training, counselling and voluntary testing, at no cost to employees.



Several drivers from MegaBus in Secunda participated in a regional Driver of the Year competition. Moses Mahlangu from Unitrans, third from the left, was the overall winner.

ENVIRONMENTAL INITIATIVES



Steinhoff remains committed to responsible stewardship of resources and to identify, assess and, where practicable, reduce the environmental impact of its activities or services. The group endeavours to lessen both its direct and indirect impacts on the environment by implementing sound environmental practices in all of its operations.



Group approach

The group's operations are spread across a variety of geographical locations and encompass different industries with varying potential impacts on the environment. As a result of this it is not feasible to prescribe an overriding group environmental policy. Steinhoff requires that each of its divisions operate in a responsible and ethical manner and, as a minimum, comply with all applicable environmental legislation and regulations and with the conditions of any permits under which they operate.

Divisional approach

Within this framework, the management of each of our divisions sets and monitors adherence to environmental policies that are appropriate for the regions in which they operate, taking into account the particular environmental challenges that their operations face.

Notwithstanding the increasingly stringent global and regional environmental requirements, Steinhoff has an established record of meeting required environmental standards and of being a corporate citizen of good standing. The group aims to build on this reputation and will continue to invest in systems, practices, education and facilities to elevate standards in line with best practice.

Through its diverse manufacturing and logistics operations, Steinhoff operates from more than 50 factory locations and 230 logistics depots and sites. Waste, energy and effluent systems differ from location to location. The group strives to keep waste materials to a minimum and to reduce, recycle and, where necessary, dispose of waste by the safest and most responsible means available in order to reduce the impact on the environment. We are conscious, not only of our responsibility to protect the environment, but also of the market advantage that our policies and practices afford us with increasingly environmentally-conscious consumers.

RESPONSIBILITY FOR ENVIRONMENTAL MATTERS

The board has overall responsibility for the impact of the group's activities on the environment. However, in line with our decentralised approach, the operational responsibility for divisional environmental matters rests with each divisional CE and each division, has the responsibility for determining their environmental policy and for implementing and monitoring the application and efficacy of that policy.

REPORTING OF ENVIRONMENTAL MATTERS

On a quarterly basis, each division reports on any environmental issues to its relevant committees and regional boards i.e. either to the European or the African board. Any specific concerns raised at the regional boards are in turn reported to the board of Steinhoff International by director and group company secretary, Mr Stèhan Grobler. Mr Grobler serves on the European board, is secretary of the African board and furnishes an overview on environmental matters to the main board.

A separate environmental committee, chaired by Mr Johann Du Plessis, an alternate director on the board of Steinhoff International, has been formed for Steinhoff Africa. This committee, which is comprised of representatives from the Steinhoff Africa operations and the group compliance officer, meets on a quarterly basis to review any environmental issues that may arise within the region's operations. Any material concerns are reported to the relevant divisional boards and, if necessary, are escalated to the Steinhoff International board.

Reporting on environmental matters also forms an integral part of our risk management process (see the section on internal controls and risk management in the corporate governance section on page 72 of our annual report). Environmental risks are identified as part of each division's risk assessment and any material risks identified, together with recommended mitigating actions, are reported, firstly to the divisional audit committees and then to the divisional boards, and, if necessary, to the board of Steinhoff International.

TRADING POLICY AND STANDARDS FOR SUPPLIERS OF GOODS AND SERVICES.

A group ethical trading policy covering safety, quality, legal, environmental and social matters has been adopted. The policy incorporates required standards for suppliers of goods and services and it is the group's global policy to work with its suppliers to ensure compliance. The group will aim, wherever practicable, to obtain goods from suppliers who comply with environmental legislation and who operate in terms of established and responsible environmental policies. Wherever feasible, the group will endeavour to use renewable resources and will work with its suppliers to conserve natural resources where renewable options are not available.

In May 2009, the group participated in the Carbon Disclosure Project and disclosures were made in respect of all of our major global operations. This exercise will be repeated in 2010 and, going forward, the area of carbon emissions has been earmarked as an area for particular attention, at both operational and board level.

PG Bison's NECF[1] and Southern Cape Plantations[2] have been granted Forestry Stewardship Council (FSC) certification. They also source waste residue from sawmills as well as timber from the eradication of alien invasive species. This internationally recognised accreditation assures consumers and customers that our plantations are managed in a responsible manner. PG Bison's manufacturing sites, where possible produce fibre from sources that are FSC certified.

PG Bison is currently engaging with international suppliers regarding the FSC status of their paper suppliers, with the intention of applying for the FSC Chain of Custody certificate for the PG Bison laminate plant.

Harveys, which forms part of our UK operations, takes precautions to ensure that its suppliers are compliant with current environmental and ethical sourcing requirements. A Chain of Custody certificate is required for all timber purchased and the division only purchases product manufactured from appropriately sourced timber.

Unitrans Automotive is in the business of retailing and repairing motor vehicles and associated services, an industry which indirectly can lead to an increase in greenhouse gas emissions via an increase in vehicles on the roads. Our franchise principals i.e. the original equipment manufacturers (OEMs) are moving rapidly to the design and manufacture of more fuel-efficient vehicles and the more responsible OEMs are leading the field in this regard. These OEMs have implemented extremely strict standards, not only for themselves, but also for their dealer networks. Unitrans Automotive has embraced the adoption of these standards and leads the way with their implementation.

1 - North Eastern Cape Forests (Proprietary) Limited – SGS-FM/COC-001338 © FSC A.C. 1996)
2 - Steinhoff Southern Cape (Proprietary) Limited – SGS-FM/COC-001143 ©FSC A.C.1996

EMISSIONS: CARBON DISCLOSURE PROJECT

In May 2009, the group participated in the Carbon Disclosure Project and disclosures were made in respect of all of our major global operations. This exercise will be repeated in 2010 and, going forward, the area of carbon emissions has been earmarked as an area for particular attention, at both operational and board level. For example:

- In the Freedom operations, which form part of Steinhoff Asia Pacific, a sustainability forum has been established. Key initiatives to reduce carbon emissions have been communicated to all staff by the forum and a baseline review of carbon and greenhouse gas emissions has been undertaken. The forum has been working with PriceWaterhouseCoopers on this initiative.
- Our Polish operations have introduced initiatives to reduce harmful emissions by switching from burning hard fuel and oil to gas. The consumption of gas is regulated by the setting of receivers and temperature control in the premises. The use of diesel-powered cars has resulted in the decreased consumption of fuel. The plant operates its own water intake system and has developed a water treatment station. The water is used for general purposes, including fire protection and the maintenance of green areas around the plant. Emissions from the plants are checked in accordance with the applicable regulations and stack emissions are within prescribed limits. All sites have a bucket system to measure the dust fall-out on the sites. The fall-out, together with any imported dust, is collected and analysed on a monthly basis. The fall-out at all plants is within the prescribed limits.
- Emissions from the PG Bison plants in South Africa are checked in accordance with the applicable regulations and stack emissions are within prescribed limits. All sites have a bucket system to measure the dust fall-out on the sites. The fall-out, together with any imported dust, is collected and analysed on a monthly basis. The fall-out at these plants is within the prescribed limits.

- The Carbon Trust in the UK completed a site survey of our Relyon operations in 2008 and the implementation of the trust's recommendations is currently being investigated. All new vehicles for the Bensons for Beds Home Delivery service have been placed onto the more fuel-efficient Euro 4 and Euro 5 standards and the same standards will be applied for new vehicles acquired for The Bed Shed.
- Within our logistics divisions, vehicle performance and emissions are measured by comparing fuel consumptions, and are managed by compliance with the manufacturers' maintenance standards. As the fleet age decreases and more new-generation vehicles are introduced, fuel performance has improved and emission levels have decreased. A large portion of the Unitrans Passenger division fleet is already Euro 3 emission standard compliant, even though South Africa has yet to enforce Euro 1 compliancy.
- When negotiating new contracts and designing supply chain solutions, our logistics operations work with our customers to develop solutions that not only generate cost benefits to the customer by virtue of the efficiencies introduced, but also minimise the impact of our operations on the environment by reducing the number of trips undertaken, the number of kilometres travelled, fuel consumption and, as a consequence, energy consumption and carbon emissions.

ENERGY CONSERVATION

All of our operations are conscious of the need to use energy wisely.

The German division manages energy needs via a centrally co-coordinated energy team. This team ensures that energy consumption is optimised and it continuously monitors and compares the usage of the different plants, based on benchmark reports. Significant amounts have been invested to ensure that insulation is optimised to decrease energy waste.

There is a continuous drive to reduce energy needs by investment and awareness programmes. Some plants, for example Hukla Gengenbacher and Klose, are heated by renewable resources.

An energy forum has been established at Relyon in the UK with the aim of identifying potential savings in the use of all utilities. Energy source consumption is monitored on a weekly basis and targets are set and reported on.



Tanya Smith, the Endangered Wildlife Trust's crane conservation field officer, ringing a crowned crane fledging as part of the PG Bison habitat protection project.

Two of the Unitrans UK logistics operational sites will undergo trials next year to improve electricity consumption. This project will be managed in partnership with Steinhoff's property division.

Steinhoff Africa, with the assistance of Steinhoff's property division, has embarked on an energy conservation project. A target of reducing energy consumption in our African operations by between 10% and 30% within a two-year time frame has been set. The Vitafoam operations in Johannesburg are being used as a pilot for this project.

PG Bison is currently exploring options for alternative energy supply.

In our tannery operations in India, an energy audit is conducted on a annual basis. Steps taken to reduce energy consumption include the planning of production to synchronise the use of all machinery requiring heat with boilers, and the installation of energy-efficient lighting.

Where practical, lighting in our plants has been changed to energy-saving incandescent compact fluorescent lighting.

STAKEHOLDER DIALOGUE ON ENVIRONMENTAL ISSUES.

The group is committed to communicating with internal and external stakeholders on all matters of significance, including environmental issues. Please refer to the section on dialogue with stakeholders, on pages 10 and 11 of this report. A corporate responsibility report (previously a sustainability report), containing details of the group's approach to and management of environmental challenges and issues, is published annually by the group.

INTERNAL COMMUNICATION OF GROUP ENVIRONMENTAL POLICIES

This is effected via staff training, induction courses, notice boards, posters, workshops, intranet, the internet, letters of appointments and on-the-job training.

TRAINING ON ENVIRONMENTAL MATTERS

The operational work complement receives training on all SHEQ issues, including environmental issues.

EXTERNAL VERIFICATION

The ISO accreditations referred to on page 33 are all externally audited.

External verifications take place on a regular basis throughout the group. Examples are:

- Within PG Bison, the services of Morris Environmental and Groundwater Alliances (MEGA) were procured to assess the environmental legal compliance of the following sites: NECF, Southern Cape Plantations, Braecroft, Empuluzi, Weatherboard, Malenge, Pietermartizburg, Stellenbosch, Grootbrak, Kareedouw and Springfield Park.
- MEGA was also used to ensure compliance with all relevant requirements for the closure of the division's Malenge sawmill. Draft close-out reports are issued by MEGA and corrective actions are implemented on all findings.
- the major portion of PG Bison's particleboard production is FSC certified. Annual surveillance audits are carried out by the FSC to ensure compliance. The PG Bison particleboard plant in Ugie is the first board plant in South Africa to receive an FSC Chain of Custody certification. (PG Bison Limited – Ugie– SA-COC-002195 © FSC A.C.1996)
- Via its Entropy software system, Unitrans Supply Chain Solutions has introduced a system of environmental legal audits to complement its SHEQ systems.

- Unitrans Supply Chain Solutions, Unitrans Fuel and Chemical and Unitrans Passenger are compliant in the disposal of their waste materials, as is the Unitrans Automotive division. The process is audited internally or externally in the case of effluent, and is monitored by the local authorities. Where necessary consultants are engaged to ensure that our practices are in line with the regulatory requirements. Unitrans Fuel and Chemical is currently working with the local authorities to evolve an improved system for the disposal of effluent at its Clairwood operations.
- Unitrans Fuel and Chemical, which is seen as being one of our high-risk areas of operation, is regularly audited from an operational and environmental perspective. It is a contractual condition of the division's service level agreements with its customers that the division comply with specified international best practice. This requirement encompasses environmental issues. An initial baseline environmental impact assessment has been undertaken at all depots and an external legal audit was completed at three depots. Legal registers have been compiled for all depots and all regions. Regular audits are undertaken and all external audits undertaken during the year, including customer and DEKRA audits, were passed
- The Environmental Agency recently audited the packaging systems and materials employed by Unitrans Logistics UK (Southall) and no adverse observations were made. This operation is fully compliant with The Producer Responsibility Obligations (Packaging Waste) regulations 2007.
- Performance of Unitrans Automotive against standards set by the OEMs on their franchise networks for sound environmental practices is independently assessed by the OEMs on a quarterly basis. Unitrans Automotive has a history of excellent performance in meeting these stringent standards, as evidenced by the many OEM awards accorded to the division. The division has been awarded ECO3 (Toyota's highest environmental grading for dealerships) at 6 of its dealerships. Only 10 dealerships have achieved this in the whole of South Africa.

SETTING OF TARGETS

PG Bison has set targets for improvement in key areas of all the divisions in compliance with the screening audit reports submitted by MEGA. MEGA will externally verify achievement against the targets set.

A baseline review of environmental issues was undertaken at the logistics operations in the UK, objectives and targets for improvement have been set in key areas of these operations and a programme for implementation has been drawn up and adopted. Progress against the targets set is measured on a monthly basis and is audited three times a year via the ISO 14001:2004 Environment management system. The logistics operations set a target of increasing recycling of packaging by 10% last year and this target was met.

Targets have been set for the reduction of energy source consumption. (Please see under Energy Conservation on page 39 above).

FINES OR PENALTIES

During the period under review, no fines or penalties of any significance were imposed upon our operations for contraventions of environmental legislation or regulations and there were no accidents that lead to environmental damage. All fines, penalties or prosecutions are reported by the divisions, to their respective boards on a quarterly basis and, bi-annually, to their audit committees.

The group strives to keep waste materials to a minimum and to reduce, recycle and, where necessary, dispose of waste by the safest and most responsible means available in order to reduce the impact on the environment.

MANAGEMENT/ DISPOSAL/ UTILISATION OF WASTE PRODUCTS AND RECYCLING INITIATIVES

Examples of the many initiatives in place across the group include:

Manufacturing and raw materials

Europe

- All Steinhoff Germany plants participate in the Grüne Punkt programme, and take responsibility for the effective management of all waste related to packaging. The Klose plant mainly sells goods from wood, which is a renewable resource. For all other products, European Union standards are adhered to in terms of packaging and components.
- Water is recognised as a scarce resource and, where possible, surface water is used in the plants. At the Gengenbacher Polstermobel in Germany, water from the local river is used to feed the sprinkler systems, rather than water from the municipal supply and cabins in the paint shops have been modified from water-cleaning to dry-air cleaning.
- There is a concerted drive in our European operations to use recycled material and waste products that cannot be used in our own processes are on-sold for recycling. New state-of-the-art leather and chip board cutters have been introduced to reduce the scrap portion of the materials used in production.
- During the product design phase, emphasis is placed on minimising the use of raw materials and on reducing transport costs. Operations holding ISO 14001 certification, such as Kanizsa Trend in Hungary, use up to 95% environmentally -friendly materials. In 2009, our operations in Kanizsa were awarded the prestigious EFQM Quality award – second level: recognised for excellence.

United Kingdom

- In the group's United Kingdom operations, wherever possible, the design of products is environmentally friendly and efforts are made to minimise raw material use, which in turn reduces cost. However, in certain areas of the operations it is proving more challenging to progress this aim. For example, there is a high consumer demand for memory foam products, which contain chemical products. Efforts are being made to address this by including more latex products, which are a natural substance, and a range of latex pillows has been introduced together with more latex beds. Organic cotton and linen products have proved a success and a new series of beds with natural bamboo ticking, was launched in September 2008 under the "International Collection" label.
- Management attention has been given to the recycling of waste packaging materials. This is managed internally through the division's own quality management procedures and is further endorsed by external audits resulting from ISO registrations.
- In Pritex, the amount of waste material produced is a key driver of that unit's profitability and is closely monitored. Foam waste has been driven down from a scrap rate of 37,3 % in 2001 to 32% for the year under review. This is a substantial saving and reflects the division's commitment to containing waste. Other divisional initiatives include the purchase of engineered sub-components that entail no waste, policies to limit the type and size of raw materials used to enable maximum conversion and utilisation on site, recycling of plastic and cardboard, local sourcing of timber, and the sourcing of timber from managed and sustained forests.

Pacific Rim

Steinhoff Asia Pacific has developed a number of initiatives to decrease the impact of its operations on the environment, including:

- At the manufacturing operations positive changes have been made. Examples include the replacement of all solvent-based petro-chemical glues with water-based environmentally-neutral, organic glues, a reduction in the use of woodchip products (which generate high carbon emissions in the production process) and the specification of a minimum content of 20% regenerated fibres in all plastic packaging; and
- the recycling of all powder coating material used.

All waste products are disposed of or recycled in accordance with the relevant legislation and environmental planning standards.

In 2008, Freedom established a Sustainability Forum comprising representatives from merchandise, logistics, manufacturing, store development/fit out and human resources to approach the issue of sustainability.

Via its compliance programme, Freedom actively seeks to comply with all relevant standards in its product categories, including product origination, labelling and safety standards. Freedom currently offers products made from renewable sources, as well as products made from organic materials.

The Indian operations recycle most of its waste materials, including chrome and packaging materials. Any materials that cannot be recycled are disposed of via a governmental agency. Other effluents are processed through the operation's pre-treatment plant and are released into the common effluent treatment plant of the Calcutta Leather Complex, which makes the water suitable for drinking.



Pupils from Piet Retief Primary School participating in the river clean-up initiative. This small river leads into the Assagai River, which supplies the drinking water for the whole town of Piet Retief.

South Africa

The Ugie board plant, which was commissioned in April, was subjected to an extensive environmental programme throughout its construction, and its equipment and processes were designed to contain the plant's impact on the environment.

All of PG Bison's manufacturing sites have programmes for the handling of waste and comply with legislation/regulations pertaining to the removal of waste materials.

Board products from PG Bison are traditionally supplied on dunnages, made from recycled/rejected particleboard and are re-usable. The cardboard cover-board contains a minimum 20% recycled material content and is fully recyclable, as are the product labels and strapping.

Waste residue is actively sourced from sawmilling operations and 37% of all post-industrial waste is utilised. Domestic and hazardous waste is removed by approved waste removal companies to classified dump sites. Old oils and greases are also removed by the respective removal companies, usually for recycling, and effluent is handled via a laundering system which removes solids from the water. All sites have certificates to deposit waste water. The Ugie plant uses its treated effluent for dust suppression and the slag or residue from the effluent is then disposed of by an approved disposal company. At sites where creosote is used, waste creosote is moved to rehabilitation land farms.

A waste management contractor was appointed at Alrode in September 2008. Since then, the landfill for this plant has been reduced by 80% and a variety of materials have been sent for recycling. Across all of PG Bison's operations, over 11000 kgs of recycled cardboard were used for packaging during the period.

A total of over 9 000 tons of general waste and over 300 tons of hazardous waste, all of which were appropriately disposed of or recycled, were generated through PG Bison's manufacturing processes during the period.

99% of Vitafoam's product can be recycled. All scrap off-cuts are recycled and, during the period, 4 300 tons of rebond products were produced, with a 30% imported scrap content. All waste chemicals are disposed of using certified disposal companies.

Logistics and retail automotive

As part of their policies and procedures, each division within the Unitrans' operations manages the life cycle of all materials purchased including, fuel, oil, tyres, batteries and spare parts. The disposal of certain materials is effected in compliance with the law and ISO standards as follows:

- depending on their condition, used tyres or batteries are returned to the supplier or, alternatively, are dumped at authorised sites, against the issue of a certificate;
- company-owned wash bays are managed and monitored in accordance with the local by-laws and the applicable acts or regulations;
- used oil is disposed of through recycling agencies or is returned to the supplier for disposal;
- used parts from the division's workshops that require scrapping are placed into designated scrap bins and are collected by approved scrap merchants;
- oily rags and used filters from the vehicle workshops are collected in special bins and are dumped at approved and authorised dump sites, against the issue of a certificate; and
- effluent being discharged goes through a sand trap, separator pits and, if required, through the effluent treatment plant before being discharged from the property.

OTHER ENVIRONMENTAL INITIATIVES

Manufacturing

All forestry operations are managed through a stringent procedure system which aims to minimise impacts on the environment. This includes strict guidelines regarding the harvesting and planting of trees, the use of chemicals and the management of infrastructure such as road networks. PG Bison is a member of the Timber Industry Pesticide Working Group, which aims to regulate and manage pesticide use in accordance with the highest international standards.

PG Bison's NECF recently pioneered a biodiversity planning initiative to look at new ways of managing biodiversity-rich grasslands in partnership with forestry companies. This innovative project will now be rolled out nationally to all forestry companies in South Africa.

PG Bison manages all non-commercial forestry areas as conservation areas and rehabilitation is undertaken on notably old erosion areas.

The Mattex operations in South Africa have embarked on a "War on Waste" project, to assist with the reduction of waste in all areas, including water usage. Progress is monitored.

The Pritex operations in the UK monitor and control their solvent emissions, which are regulated under a local council permit and their ISO14001 registration. Measures have been taken to reduce solvent usage and usage has now been reduced to below the local authority limit for disclosure.

Logistics

The consumption of resources is managed by internal controls covering all aspects of the operations. Particular emphasis is placed on lowering fuel consumption, which plays a large role in carbon emissions. Technical and operational interventions, including the installation of vehicle speed monitoring systems, have played an important role in curbing fuel consumption.

Unitrans Supply Chain Solutions is actively engaged in developing an in-house "Green" supply-chain competency to ensure that all aspects of its service offerings are conducted in such a way as to minimise any impact on the environment. This project, which has the full support and commitment of senior management, is in its initial stages and will be more fully reported on next year, as it is rolled out.

Unitrans Fuel and Chemical is installing rainwater tanks in East London for use in its washbays.

The logistics operations in the UK are considering several environmental initiatives including fuel management, the use of bio-fuels, increased emphasis on the sustainability credentials of its suppliers, the use of recycled products and water-saving initiatives.

An approved environmental management plan formed the basis against which construction at Ugie was managed, to ensure that environmental impacts during construction were kept to a minimum.

DIRECT AND INDIRECT IMPACTS ON THE ENVIRONMENT

Ugie Particleboard Plant

PG Bison, as a prominent industrial company in South Africa, endeavours to lead by example in its development practices. Development efforts are primarily concentrated in impoverished communities.

An outstanding example of this focus is the R1,5 billion green fields cluster development in 2008 by PG Bison near Ugie in the North Eastern Cape, which involved the acquisition of the NECF and the erection of the largest and most up-to-date particleboard and upgrading plant in Africa. This development represented a milestone in the history of PG Bison, and was not only the culmination of many years' planning and preparation, but also an affirmation of the group's ability and commitment to invest in the future.

Ugie was located in an extremely impoverished and under-developed area, A decade ago, Ugie was little more than a small settlement in the middle of nowhere, with a single four-way stop connecting the main tar roads to the dirt roads. Today, as a result of the development of the cluster by PG Bison, Ugie is a thriving timber town with a permanent workforce.

The development, which centres around a 1 000m³/day particleboard plant and the local forestry plantations, was a significant economic injection for the region and has created approximately 2 700 direct jobs. It includes a 35 000m³/day melamine-faced board press plant for further beneficiation of particleboard and allowance has been made for further timber beneficiation processes.

The plant is the largest of its kind in Africa, producing quality board suitable for both the local and export markets. The plant's continuous press almost doubles the group's particleboard production capacity, allowing PG Bison to better service domestic demand and explore new opportunities offshore.

The plant was been designed and implemented, not in isolation, but as part of an integrated development and with due regard to the people and the environment.

Management of direct environmental impacts

An approved environmental management plan formed the basis against which construction at Ugie was managed, to ensure that environmental impacts during construction were kept to a minimum.

The design of the plant took into account related environmental concerns including:

- Noise. The large machinery within the plant is housed within enclosed buildings and all opening doors face away from the town.
- Dust. Ducts placed throughout the factory collect dust i.e. particulate matter smaller than 10pu for incineration in the energy plant, which produces heat for the dryer.
- Water. Waste water is treated on site and re-used as process water. Storm water is monitored and up and downstream monitoring systems have been put in place on the Wildebeest river.
- Air quality. Gaseous, particulate and smoke emissions are monitored against the plant permit requirements to ensure legal compliance.
- Solid waste. Solid waste is sent to a registered waste disposal site.
- Wildlife. Every effort is made to ensure that wildlife in the vicinity of the plant is not disturbed.

The plantation boasts six natural heritage sites, covering some 5 690 hectares. Rare threatened and endangered species such as the wattled crane, the blue crane and the grey crowned crane are actively protected for through habitat protection and special projects.

Indirect impacts- adding value to the community

Ugie

The Ugie particleboard plant has brought unprecedented development to this remote region.

The investment brought about massive infrastructure development, which not only benefited the company, but also the local community. This included upgrades in the provision of electricity, improved sewerage and water systems and upgrades of the roads. The Eastern Cape Development Corporation and power utility Eskom shared the cost of installing the 66 kilometre, 132 KV, electricity power line from Qumbu to Ugie. This has improved the quality and reliability of supply to the Ugie/Maclear area. Government spent a total of R800 million on public infrastructure to promote the project.

PG Bison is fully committed to adding value to the community by creating employment and to enhancing and broadening its involvement with the communities of the Elundi municipal area by building sustainable partnerships.

A total of 1 300 tons of timber is required daily for use in the plant and is sourced from our own NECF plantation in the area. PG Bison's strategy is to optimise the use of renewable forest plantations in the Eastern Cape by creating various timber beneficiation operations close to its plantations. It is in the process of engaging local communities and individuals in establishing out-grower schemes to secure additional timber supplies. The Etwa and Gcunkunga communities are the first to be engaged in this activity, with almost 3 000 hectares to be planted.

Aside from the direct jobs initially created, the development has opened up numerous opportunities for local entrepreneurs to provide supporting services such as maintenance, security, cleaning, canteens, fuel supplies, spare part supplies, waste removal and management of forest waste. PG Bison will extend its training and learnership programmes to include selected non-employees who will be afforded the opportunity to acquire technical skills and competencies that will be needed.

As a result of the investments in the timber and wood-processing industries, approximately 1 200 jobs were created during the construction of the plant and positive spin-offs have been felt in all areas of the community.

Stellenbosch

As a result of the commissioning of the Ugie plant in 2008, the PG Bison Stellenbosch factory was closed.

Working alongside the local authorities, this redundant site is being converted into a mixed use industrial/office park. It is intended to open up the area for the local community, encouraging entrepreneurship and stimulating small businesses.

The project will be rolled out in phases over the next three years. The investment into the first phase will amount to approximately R15 million.

RISK MANAGEMENT

OUR MAJOR RISKS AND HOW WE HANDLE THEM



The board's policy on risk management encompasses all significant risks to the group, including financial, operational and market and general risks which could undermine the achievement of the group's business objectives.



Details of the internal control and risk management systems in place to identify and manage the key risks faced by the group are given on page 72 of the corporate governance report which forms part of the annual report.

The other main categories of risk that have been identified are as set out on the pages that follow.

OPERATIONAL RISKS

At operational level, the group runs a number of risk-control initiatives including safety management, security, fire defence and quality-control initiatives.

The risks explained below have been identified by the group risk advisory committee as key risks facing the business and are actively managed and reported on by all operations.

Competition risk

Furniture and household goods are subject to fashion trends and geographic consumer tastes which can change rapidly. We need to be able to respond timeously to such changes to ensure that our products remain relevant and in demand.

We collaborate closely with our strategic retail customers and the retail business units who are in daily touch with customers. From the development stage, we encourage our retail partners to assist and advise us on our portfolio and product range, and aim to secure orders prior to manufacturing or sourcing our ranges. Our collaboration with retail customers affords us key insight into the drivers of consumer demand.

The furniture and household goods market in Europe is fragmented and highly competitive and consists of a large number of manufacturers who produce products similar to Steinhoff, none of whom dominate the market. Competition is generally based on product quality, timing of delivery, product design, product availability, brand name recognition, and price and customer service.

While we believe that we have a number of competitive advantages in the markets in which we operate, we recognise the necessity to monitor and maintain, if not enhance, our competitive position in all of these markets.

The offering of the automotive retail sector of Unitrans Automotive, which is principally aimed at the volume sector of the market, is strategically spread across several marques. Assisted by its focus on customer satisfaction and high service levels, Unitrans Automotive, in comparison to many of its competitors, is well-positioned to weather the current adverse market conditions, which have been exacerbated by the strict lending requirements imposed under the National Credit Act, the global credit crisis and the resultant drop in approval rates by the South African banks of applications by customers for vehicle financing. The parts and service departments of Unitrans Automotive provide a counter-balance to the motor vehicle retail sector.

The strategy of Unitrans Supply Chain Solutions to focus on building wider and long-term partnerships with its current and future customers has proved successful and this division continues to secure and renew major long term contracts. It has also been successful in penetrating selected new markets, including warehouse management and distribution in the fast moving consumer goods sector.

Our global marketing strategies and our strong brands serve to underpin our ability to retain and grow market share in competitive environments and to weather the recent turmoil in the global markets.

Certain advertising campaigns and practices of the group's various retail businesses are under scrutiny from time to time by the relevant authorities and no prosecutions have been made.

Pursuant to a complaint, the Competition Commission has referred a complaint against, *inter alia,* Vitafoam, a division of Gommagomma (Proprietary) Limited, and Loungefoam (Proprietary) Limited for adjudication. The complaint is being defended and the case is expected to be decided upon in the next year with no administrative penalties levied.

Acquisition risk

In recent years we have grown both organically and through a number of strategic acquisitions and joint venture arrangements, which have all contributed significantly to the growth of our businesses and operations. Our ability to continue to grow our business in new markets will depend in part on our success in identifying and making appropriate acquisitions and joint venture arrangements.

Our global marketing strategies and our strong brands serve to underpin our ability to retain and grow market share in competitive environments and to weather the recent turmoil in the global markets.

A formal due diligence process and procedure is in place which sets out the approach and framework to be used when acquisitions are being investigated. This includes the continued strategic analysis of intended targets and the development of acquisition criteria, both in terms of the group's strategic direction and the potential value creation for the respective business units of the group. A dedicated mergers and acquisition department reviews and manages the entire process relating to mergers and the application and implementation of business combinations. Acquisitions are identified and management is tasked with realising the synergies locked in the acquired business. Reports on the progress made in realising these synergies are reviewed at board level and post-acquisition reviews are undertaken.

Supply risk

Our furniture operations depend on our ability to source reliable supplies of raw materials of appropriate quality and we continuously seek to attain greater control over our supply of raw materials. This in turn will enable us to exercise a greater influence over the sustainability credentials of our suppliers, which will be an area of particular focus going forward. The principal raw materials we purchase from third parties for use in our operations are leather, fabrics, timber, particle board, foam and springs. We do not have any long-term contracts for the purchase of raw materials from third parties, other than our timber supply arrangements in South Africa (where we own and continue to invest in timber plantations and sawmills).

Our fibre-sourcing strategy and risks associated with future supply are reviewed quarterly at board level. We believe we have appropriate triggers in place to bridge any possible supply gap until our own forestry initiatives are in full operation. Furthermore, with the restructuring of our own textile operations and given our sourcing expertise elsewhere, we are in a position where we are more able to adapt our supply arrangements as economies and currencies fluctuate.

Vehicles required for our logistics operations in South Africa are subject to the normal risks of supply from the various manufacturers. These risks are mitigated by long-term forward planning, strong relationships with the suppliers and by the availability of second hand vehicles, both internally and externally.

On the motor retail side, the wide spread of marques handled by Unitrans Automotive would serve to mitigate the risk should any one motor manufacturer experience problems in effecting supply.

Lastly, the group fosters a preferred-customer relationship with its suppliers through swifter payments and regular orders, evidenced by the group's cash flow. These long-term relationships secure a preferred customer status with suppliers, which also provides additional security in long-term supply.

Risks associated with vertical integration

Management is acutely aware of the risks such as creating bureaucracy, complacency, loss of flexibility to respond to changing market conditions and potential cost inefficiencies that could accompany the benefits associated with vertical integration. The focus accordingly remains on retaining the group's flexibility in sourcing from third parties, and the International Sourcing department in China plays a significant role in this regard.

In addition, management places a strategic focus on team building and intergroup co-operation with a view to deriving optimum benefit from the synergies classically associated with vertical integration models.

The group's strategy of sourcing products and raw materials from its own as well as third party suppliers enables it to remain at the forefront of its market, technology and product innovation. Geographic diversification, group best-practice initiatives and a dedicated team to secure group collective advantages and communication ensure that appropriate information is provided to executives.

The vertical integration model adopted by the group has been structured so as to allow for the optimisation and realisation of the potential benefits flowing from vertical integration and the minimisation of the potential risks.

Health, safety and environmental risks

This is an area which is receiving increasing attention, as outlined in the foregoing sections of this report. Compliance with all relevant legislation and regulations is mandatory and is monitored throughout all of our operations. Any significant areas of non-compliance would be reported to the divisional and regional boards and to the board of Steinhoff International following the processes outlined.

Ethical risks .

Fraud and corruption is a risk that has been identified across the group with certain activities, such as our automotive retail operations, being more susceptible to this risk than others. The company has adopted a code of ethics which has been communicated to employees, via posters, flyers in wage packets, printed advice on wage slips, in-house publications, letters of appointment, and intranet sites, and also to significant suppliers of goods and services. A zero-tolerance approach to any incidences of fraud or corruption has been adopted. In South Africa, a "Hot Line" or crime whistle-blowing service has been introduced via KPMG. Any incidents are reported to the divisional audit committee and to the divisional boards and appropriate remedial action to prevent any recurrence is taken. During the year there were no major incidences of fraud or corruption reported via the Hot Line and most calls taken related to issues of a human resources nature. Experiences and methods of combating fraud and corruption are shared across the group to ensure that the group's divisions remain at the forefront of fraud and corruption prevention.

The KPMG Hot Line will shortly be rolled-out to our UK operations and KPMG will assist with marketing and communication initiatives.

Steinhoff Asia Pacific has a similar Hot Line service for Australia and New Zealand.

MARKET AND GENERAL RISKS

Downturn in the global economy

Historically, the automotive retail, furniture and household goods industries have been cyclical, generally fluctuating with economic cycles and conditions. Demand is sensitive to general economic conditions, including, in the case of furniture and household goods, housing activity. Interest rate levels, current economic climate, credit availability and other factors also affect consumer spending, including the purchase of motor vehicles.

Due to the discretionary nature of most of these purchases and the fact that they often represent a significant expenditure to the average consumer, such purchases may be deferred during times of economic uncertainty. These general economic factors affect not only the ultimate consumer, for example with new vehicles, furniture and household goods, but also impact mass and speciality retailers, who are our primary customers in the furniture and household goods arena.

Where the group supplies into the volume sectors of the furniture and automotive retail markets, this has provided a buffer against the impact of the global credit crisis. There has been a marked swing by consumers towards products and vehicles that are seen to be "value" products and these sectors have generally performed well.

Steinhoff maintains a geographic and industrial diversity of businesses as a natural hedge to protect the group against an economic downturn in specific regions. The geographical spread of the manufacturing, sourcing and warehousing functions allows units to quickly adjust operations to counter market difficulties. The ability of units to adapt to changing circumstances, together with market forecasts, is reviewed and measured at regional board level, which consists of all key operational directors. The manufacturing and sourcing divisions are able to provide key insights in this regard.

Regulatory environment

Our operations are subject to the laws and regulations of the territories in which we operate and we need to be able to react appropriately and timeously to any changes. Various forums, led by functional experts, are used throughout the group to communicate the effect and direction of anticipated legislative and regulatory changes to key personnel.

Concentration risk

The loss of any significant customer, whether through business failure or otherwise, or a substantial reduction in purchases by any customer, could have a material adverse effect on our business and results of operations if we were unable to replace such customer or purchases.

This risk is mitigated by the wide geographical and operational spread of the group.

No single customer contributes 10% or more of the company's revenue.

Political and economic risk

South Africa's exchange control regulations restrict the export of capital from the common monetary area (CMA). Transactions between South African residents (including companies) and non-residents of the CMA are subject to exchange controls enforced by the South African Reserve Bank (the SARB). In general, South African companies are not permitted to export capital from South Africa or to hold foreign currency without the approval of the SARB or authorised dealers (the commercial banks). In addition, South African companies are restricted from providing financial assistance, such as loans and guarantees, to non-South African subsidiaries without SARB or authorised dealer approval.

The company may retain abroad all dividends received from its operations outside the CMA. Prior SARB or authorised dealer approval is however required to export capital from South Africa or to raise capital abroad to fund acquisitions, capital expenditure and operations outside the CMA.

The struggle to uplift large parts of the South African population continues and many people still do not have access to adequate education, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing past inequities may require the group to implement certain costly procedures in order to be compliant and this could have an adverse effect on operations and profits. The problems of crime and unemployment in South Africa have not diminished and continue to impede fixed inward investment and prompt the emigration of skilled workers. Should these conditions continue, the group's South African operations may have difficulty in attracting and retaining qualified skilled employees.

The political situation in Zimbabwe, where the group has only a minimal exposure, remains unsettled. The economy of that country is still fragile and this could have serious implications for the southern African region. The political and economic developments in Zimbabwe are being carefully monitored from a regional perspective.

Our operations in Poland, Hungary, the Ukraine and Asia may be adversely affected by political and economic risks related pertaining to these regions.

INSURANCE PROGRAMME

The group reduces its overall exposure to risk by way of its group insurance programme. In conjunction with the group's insurance brokers, the group undertakes an annual assessment of the group's risk exposure relative to its assets and possible liabilities. The insurance philosophy of the group is to take advantage of self-insurance and funding arrangements where exposure can be estimated with reasonable certainty but to cater for unpredictable losses of a catastrophic nature through insurers. Uninsured risks in respect of assets or profitability are contained at a level which should not materially damage the group should claims arise.

All risks, save for political risks, are considered to be adequately covered, either via self-insurance programmes or by the group's insurers. In April 2009, the assets, commercial crime, liability and political risks insurance covers for Steinhoff's operations in South Africa were placed via Unitrans Insurance Limited. These risks, other than in respect of approved deductibles and aggregates, are fully covered by external reinsurance arrangements.

Regular risk management audits are conducted by the group's risk management and insurance consultants, whereby areas for improvement are identified and resultant action plans implemented.


"Light tomorrow
with today"
ELIZABETH BARRET BROWNING

www.steinhoffinternational.com